1048098



07076570



兖州煤业股份有限公司
Yanzhou Coal Mining Company Limited

Stock Code: 1171

Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED
INTERIM RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE, 2007

Dear Shareholders,

The board of directors (the "Board") of Yanzhou Coal Mining Company Limited (the "Company" or "Yanzhou Coal") is pleased to present the Company's unaudited interim operating results for the six months ended 30th June, 2007, which have been reviewed by the Audit Committee of the Board.

In the first half of 2007, the raw coal production of the Company was 18.15 million tonnes, representing an increase of 0.30 million tonnes or 1.7% as compared to the same period last year; coal sales were 16.97 million tonnes, representing an increase of 0.11 million tonnes or 0.7% as compared to the same period last year. Total net sales were RMB6,696.0 million, representing an increase of RMB772.6 million or 13.0 % as compared to the same period last year. Net income attributable to the equity holders of the Company for this reporting period was RMB1,502.4 million, representing an increase of RMB68.748 million or 4.8% as compared to the same period last year.

SUMMARY OF UNAUDITED MAJOR FINANCIAL INFORMATION

(prepared in accordance with International Financial Reporting Standards ("IFRS"))

Operating Results


SEC MAIL PROCESSING
RECEIVED
AUG 28 2007
WASH. D.C.
160
SECTION

	For the six months ended 30th June			For the year ended 31st December
	2007	2006	change as compared to the same period of last year (+/-)	2006
	(RMB'000)	(RMB'000)		(RMB'000)
	(unaudited)	(unaudited)	%	(audited)
Net sales				
Net sales of coal	**6,604,656**	5,851,598	12.9	11,846,948
including: Headquarters	**6,050,832**	5,790,197	4.5	11,710,664
Domestic	**5,616,290**	4,447,290	26.3	9,365,857
Export	**434,542**	1,342,907	-67.6	2,344,807
Yancoal Australia Pty	**442,145**	61,401	620.1	114,409
Shanxi Nenghua	**111,679**	–	–	21,875
Net income of railway transportation services	**91,296**	71,754	27.2	160,399
Total net sales	**6,695,952**	5,923,352	13.0	12,007,347
Gross profit	**3,306,336**	3,276,428	0.9	5,817,278
Interest expenses	**(14,851)**	(7,780)	90.9	(26,349)
Income before income taxes	**2,240,187**	2,152,912	4.1	3,726,624
Income attributable to equity holders of the Company for this reporting period	**1,502,360**	1,433,612	4.8	2,372,985
Net cash income from operating activities	**2,030,035**	383,018	430.0	3,767,156
Earnings per share	**RMB0.31**	RMB0.29	4.8	RMB0.48

Assets and Liabilities

	30th June		31st December
	2007	2006	2006
	(RMB'000)	(RMB'000)	(RMB'000)
	(unaudited)	(unaudited)	(audited)
Current assets	**10,069,874**	11,187,124	9,871,911
Current liabilities	**3,609,567**	3,777,113	3,828,048
Total assets	**23,760,076**	21,989,295	23,458,749
Equity attributable to equity holders of the Company	**19,482,616**	17,971,378	18,931,779
Net asset value per share	**RMB3.96**	RMB3.65	RMB3.85
Return on net assets (%)	**7.71**	7.98	12.53

Note: The Company purchased 98% and 2% equity interest of Yanzhou Coal Shanxi Neng Hua Company Limited ("Shanxi Nenghua") respectively in November 2006 and February 2007. The Company has additionally consolidated the financial statements of Shanxi Nenghua in this reporting period as compared to the same period last year.

REVIEW OF OPERATIONS

The following discussion is based on the Company's unaudited financial results for the first half of 2007 and 2006 respectively, which were prepared in accordance with IFRS.

Coal Production

In the first half of 2007, the raw coal production of the Company was 18.15 million tonnes, representing an increase of 0.30 million tonnes or 1.7% as compared to the same period last year, among which: (1) raw coal production of the Company's six coal mines in the headquarters area was 16.47 million tonnes, representing a decrease of 1.27 million tonnes or 7.2%, as compared to the same period last year; (2) raw coal production of Yanzhou Coal Australia Pty Limited ("Yancoal Australia Pty") was 1.08 million tonnes. Austar Coal Mine, which is owned by Yancoal Australia Pty, started commercial operation in October, 2006; and (3) raw coal production of Shanxi Nenghua was 0.60 million tonnes. Tianchi coalmine, which is owned by Shanxi Nenghua, started commercial operation in November, 2006.

In the first half of 2007, salable coal production of the Company was 17.66 million tonnes, representing an increase of 0.46 million tonnes or 2.7% as compared to the same period last year, among which, (1) salable coal production of the Company's six coal mines in the headquarters area was 16.15 million tonnes, representing a decrease of 0.95 million tonnes or 5.6%, as compared to the same period last year; (2) salable coal production of Yancoal Australia Pty was 0.91 million tonnes; (3) salable coal production of Shanxi Nenghua was 0.60 million tonnes.

Coal Sales and Price

The following table sets out the sales prices of the Company's products for the six months ended 30th June, 2007, for the six months ended 30th June, 2006, for the six months ended 31st December, 2006 and for the year 2006:

	For the six months ended 30th June		For the six months ended 31st December	For the year ended 31st December
	2007	2006	2006	2006
	Average price of coal products (RMB per tonne)	Average price of coal products (RMB per tonne)	Average price of coal products (RMB per tonne)	Average price of coal products (RMB per tonne)
1. Headquarters				
Clean Coal				
No. 1 Clean Coal	**573.04**	506.55	503.83	505.38
No. 2 Clean Coal	**544.24**	493.41	466.46	479.40
Domestic	**555.89**	489.32	495.68	493.02
Export	**343.07**	500.55	335.53	442.53
No. 3 Clean Coal	**431.37**	380.75	374.80	377.72
Domestic	**459.87**	379.01	395.11	387.10
Export	**335.18**	383.66	342.98	362.55
Lump Coal	**535.96**	422.29	433.25	427.88
Average Price for Clean Coal	**479.53**	420.61	408.76	414.58
Domestic	**505.22**	421.35	437.73	429.92
Export	**336.15**	419.19	341.63	382.13
Screened Raw Coal	**330.55**	296.71	284.27	289.89
Mixed Coal and Others	**136.70**	156.94	134.62	147.17
Average Coal Price of Headquarters	**390.10**	345.62	336.83	341.12
Domestic	**395.00**	328.23	335.86	332.19
2. Yancoal Australia Pty	**498.52**	558.34	642.83	594.55
3. Shanxi Nenghua	**195.41**	–	155.22	155.22

Notes:

1. The sales price of coal products is the invoice price of coal sales of the Company minus sales taxes, transportation cost and various miscellaneous fees.

2. The historic average price of each type of coal products for the six months ended 31st December, 2006 was calculated based on the following formula:

$$\frac{\text{(Net sales of each type of coal products for the year ended 31st December, 2006) less (Net sales of each type of coal products for the six months ended 30th June 2006)}}{\text{(Sales volume of each type of coal products for the year ended 31st December 2006) less (Sales volume of each type of coal products for the six months ended 30th June 2006)}}$$

The Company's average coal sales price in the headquarters area for the first half of 2007 was RMB390.10/tonne, representing an increase of RMB44.48/tonne or 12.9%, as compared to the same period last year. The average domestic coal sales price was RMB395.00/tonne, representing an increase of RMB66.77/tonne or 20.3%, as compared to the same period last year; while the average export coal sales price was RMB336.15/tonne, representing a decrease of RMB83.04/tonne or 19.8%, as compared to the same period last year.

Decrease in average export coal sales price of the Company headquarters (the "Headquarters") was mainly due to the export coal contract price in 2006 was adopted for the first quarter of 2007, which was decreased as compared to the same period of last year.

The average coal sales price of Yancoal Australia Pty for the first half of 2007 was RMB498.52/tonne.

The average coal sales price of Shanxi Nenghua for the first half of 2007 was RMB195.41/ tonne.

The following table sets out the sales volume and net sales in coal by product category for the six months ended 30th June, 2007 and the six months ended 30th June, 2006:

	For the six months ended 30th June					
	2007			2006		
	Sales volume '000 tones	Net sales RMB'000	% to total net sales	Sales volume '000 tones	Net sales RMB'000	% to total net sales
1. Headquarters						
Clean Coal						
No. 1 Clean Coal	381.2	218,422	3.3	494.0	250,253	4.3
No. 2 Clean Coal	2,923.8	1,591,246	24.2	2,671.7	1,318,267	22.5
Domestic	2,763.8	1,536,371	23.3	1,697.8	830,759	14.2
Export	160.0	54,875	0.9	973.9	487,508	8.3
No. 3 Clean Coal	4,956.2	2,137,972	32.3	5,955.3	2,267,452	38.7
Domestic	3,823.5	1,758,305	26.6	3,725.7	1,412,053	24.1
Export	1,132.7	379,667	5.7	2,229.6	855,399	14.6
Lump Coal	244.8	131,225	2.0	272.1	114,892	2.0
Subtotal for Clean Coal	8,506.0	4,078,865	61.8	9,393.1	3,950,865	67.5
Domestic	7,213.3	3,644,323	55.2	6,189.6	2,607,957	44.6
Export	1,292.7	434,542	6.6	3,203.5	1,342,907	22.9
Screened Raw Coal	5,232.6	1,729,668	26.2	4,895.6	1,452,611	24.8
Mixed Coal and Others	1,772.5	242,299	3.7	2,464.2	386,722	6.6
Subtotal of Headquarters	15,511.1	6,050,832	91.6	16,752.9	5,790,197	99.0
Domestic	14,218.4	5,616,290	85.0	13,549.4	4,447,290	76.0
2. Yancoal Australia Pty	886.9	442,145	6.7	110.0	61,401	1.0
3. Shanxi Nenghua	571.5	111,679	1.7	–	–	–
Total	16,969.5	6,604,656	100.0	16,862.9	5,851,598	100.0

Coal sales of the Company were 16.97 million tones in the first half of 2007, representing an increase of 0.11 million tonnes or 0.7%, as compared to the same period last year. Among which, (1) coal sales of the Company's six coal mines in the headquarters area were 15.51 million tonnes, representing a decrease of 1.24 million tonnes or 7.4%, as compared to the same period last year. Domestic coal sales were 14.22 million tonnes, representing an increase of 0.67 million or 4.9% as compared to the same period last year. Export coal sales were 1.29 million tonnes, representing a decrease of 1.91 million tonnes or 59.7% as compared to the same period last year. The change in sales structure is principally due to increase in domestic sales of coal products by the Company in light of market circumstances; (2) coal sales of Yancoal Australia Pty were 0.89 million tones; and (3) coal sales of Shanxi Nenghua were 0.57 million tones.

Realized net sales of coal of the Company were RMB6,604.7 million in the first half of 2007, representing an increase of RMB753.1 million or 12.9%, as compared to the same period last year. Among which, (1) realized net sales of coal of the Company's six coal mines in the headquarters area were RMB6,050.8 million, representing an increase of RMB260.6 million or 4.5%, as compared to the same period last year. Net domestic coal sales were RMB5,616.3 million, representing an increase of RMB1,169.0 million or 26.3% as compared to the same period last year. Net export coal sales were RMB434.5 million, representing a decrease of RMB908.4 million or 67.6% as compared to the same period last year; (2) realized net sales of coal of Yancoal Australia Pty were RMB442.1 million; (3) realized net sales of coal of Shanxi Nenghua were RMB111.7 million.

Railway Assets

In the first half of 2007, coal delivered by the railway assets of the Company ("Railway Assets") specifically used for coal transportation were 8.70 million tonnes, representing a decrease of 0.72 million tonnes or 7.6% as compared to the same period last year. Realized net income from railway transportation service of the Company was RMB91.296 million (realized income of transportation volume calculated on an ex-mine basis and on the basis that the transportation cost of the Railway Assets was borne by the customers), representing an increase of RMB19.542 million or 27.2% as compared to the same period last year. The increase was mainly due to the increase in transport volume with the transportation charges borne by the customers by 1.54 million tonnes.

Operating Expenses and Cost Control

Total operating expenses of the Company for the first half of 2007 were RMB4,546.1 million, representing an increase of RMB697.1 million or 18.1% as compared to the same period last year, among which, the cost of sales and railway transportation service increased by RMB742.7 million or 28.1% as compared to the same period last year, while selling, general and administration expenses decreased by RMB45.633 million or 3.8% as compared to the same period last year. The percentage of total operating expenses to total net sales increased from 65.0% in the same period last year to 67.9% in this reporting period.

The following table sets out the Company's major operating expenses, which are also expressed as percentages to total net sales, for the six months ended 30th June, 2007 and the six months ended 30th June 2006 respectively:

	For the six months ended 30th June			
	2007	2006	**2007**	2006
	(RMB'000)		(% to total net sales)	
Net sales				
Net sales of coal	**6,604,656**	5,851,598	**98.6**	98.8
Net income of railway transportation service	**91,296**	71,754	**1.4**	1.2
Total net sales	**6,695,952**	5,923,352	**100.0**	100.0
Cost of sales and railway transportation service				
Materials	**560,611**	587,966	**8.4**	9.9
Wages and employee benefits	**1,141,120**	707,753	**17.0**	11.9
Electricity supply	**200,149**	163,435	**3.0**	2.8
Depreciation	**529,481**	469,837	**7.6**	7.9
Repairs and maintenance	**204,144**	157,698	**3.0**	2.7
Expenses for land subsidence, restoring, recovery and environmental protection	**419,471**	209,264	**6.3**	3.5
Mining rights expenses and amortization	**12,947**	9,920	**0.2**	0.2
Other transportation fees	**52,247**	50,729	**0.8**	0.9
Other expenses	**269,446**	290,322	**4.3**	4.9
Total cost of sales and railway transportation service	**3,389,616**	2,646,924	**50.6**	44.7
Selling, general and administration expenses	**1,156,437**	1,202,070	**17.3**	20.3
Total operating expenses	**4,546,053**	3,848,994	**67.9**	65.0

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the unaudited interim financial statements for this year and the unaudited interim financial statements for the year 2006 and the notes thereto. Those financial reports have been prepared in accordance with IFRS. In respect of the differences between IFRS and accounting principles generally accepted in the United States of America (the "US GAAP"), please refer to Supplemental Information II to the financial information prepared in accordance with IFRS contained herein.

THE SIX MONTHS ENDED 30TH JUNE, 2007 COMPARED WITH THE SIX MONTHS ENDED 30TH JUNE, 2006

In the first half of 2007, realized net sales of the Company were RMB6,696.0 million, representing an increase of RMB772.6 million or 13.0%, from RMB5,923.4 million over the same period in 2006. Among which (1) the net realized sales of coal were RMB6,604.7 million: (a) Net sales of coal of the Headquarters were RMB6,050.8 million, representing an increase of RMB260.6 million or 4.5%, from RMB5,790.2 million over the same period in 2006. The increase was mainly due to an increase of RMB689.9 million in net coal sales attributable to the increase in average coal price, and a decrease of RMB429.3 million in net coal sales attributable to the decrease in coal sales volume; (b) net sales of coal of Yancoal Australia Pty were RMB442.1 million; (c) net sales of coal of Shanxi Nenghua were RMB111.7 million; (2) net income realized from railway transportation service were RMB91.296 million, representing an increase of RMB19.542 million or 27.2%, from RMB71.754 million of the same period last year. The increase was mainly due to the transport volume with the railway charges borne by the customers increased by 1.54 million tonnes.

In the first half of 2007, cost of sales and railway transportation service was RMB3,389.6 million, representing an increase of RMB742.7 million or 28.1%, as compared to RMB2,646.9 million over the same period in 2006. Such amount includes: I. coal sales cost was RMB3,299.6 million, among which, (1) the Headquarters' coal sales cost was RMB2,908.7 million, representing an increase of RMB309.0 million or 11.9%, as compared to RMB2,599.7 million for the same period last year; while the unit cost of coal sales was RMB187.52, representing an increase of RMB32.34 or 20.8%, compared to RMB155.18 for the same period last year which was mainly due to (a) an increase of unit cost of coal sales by RMB2.18 as a result of the increase of employees' wages; (b) the increase in land subsidence fees as a result of the strengthening measures to resettle the villages located above the coal field resulting in the increase of unit cost of coal sales by RMB14.55; (c) the accounting subentry of coal production workers' pension fund was moved from selling, general and administration expenses to sales cost resulting in the increase of unit cost of coal sales by RMB18.17 and in the decrease of selling, general and administration expenses accordingly; (d) the partial set-off by the Company's cost control measures of the cost-increasing factors above which resulted in the increase of unit cost of coal sales; (2) cost of coal sales of Yancoal Australia Pty was RMB307.0 million and the unit cost of coal sales of Yancoal Australia Pty was RMB346.15; and (3) cost of coal sales of Shanxi Nenghua was RMB84.712 million and the unit cost of coal sales of Shanxi Nenghua was RMB148.23; and II. cost of railway transportation service was RMB89.976 million, representing an increase of RMB48.484 million or 116.9%, as compared to RMB41.492 million over the same period in 2006.

In the first half of 2007, selling, general and administration expenses of the Company were RMB1,156.4 million, representing a decrease of RMB45.633 million or 3.8%, from RMB1,202.1 million over the same period in 2006. Among which (1) selling, general and administration expenses of the Headquarters were RMB861.3 million, representing a decrease of RMB83.956 million or 8.9%, as compared to RMB945.2 million in the same period last year; (2) selling, general and administration expenses of Yancoal Australia Pty was RMB198.6 million, representing a decrease of RMB37.876 million or 16.0%, as compared to RMB236.5 million in the same period last year; and (3) selling, general and administration expenses of Shanxi Nenghua were RMB43.909 million.

In the first half of 2007, other operating income of the Company were RMB105.1 million, representing an increase of RMB18.805 million or 21.8%, compared to RMB86.334 million over the same period in 2006. This was primarily due to (1) the exchange rate income of RMB36.6 million in the reporting period; and (2) the decrease in interest income from bank deposits of RMB12.774 million as compared to the same period last year.

In the first half of 2007, interest expenses of the Company were RMB14.851 million, representing an increase of RMB7.071 million or 90.9%, compared to RMB7.780 million over the same period last year. The increase was primarily due to the increase in long-term bank loan resulting from the acquisition of Shanxi Nenghua.

In the first half of 2007, income before tax of the Company were RMB2,240.2 million, representing an increase of RMB87.275 million or 4.1%, compared to RMB2,152.9 million over the same period last year.

In the first half of 2007, net income attributable to the equity holders of the Company for the period were RMB1,502.4 million, representing an increase of RMB68.748 million or 4.8%, compared to RMB1,433.6 million for the same period last year.

Total assets of the Company increased from RMB23,458.7 million as at 31st December, 2006 to RMB23,760.1 million as at 30th June, 2007, representing an increase of RMB301.4 million or 1.3%. The increase was primarily due to the increase in assets' value resulting from the Company's operating activities.

Total liabilities of the Company decreased from RMB4,465.0 million as at 31st December, 2006 by RMB261.7 million or 5.9%, to RMB4,203.3 million as at 30th June, 2007.

Equity attributable to equity holders of the Company increased from RMB18,931.8 million as at 31st December 2006 to RMB19,482.6 million as at 30th June 2007, representing an increase of RMB550.8 million or 2.9%. The increase was principally attributable to the profits realized from the Company's operating activities.

LIQUIDITY AND CAPITAL RESOURCES

In the first half of 2007, the Company's principal source of capital was the cash flow from operations. The Company's principal uses of the capital include payment for operating expenses, purchase of property, machinery and equipment, and increasing registered capital of Yanmei Heze Neng Hua Company Limited ("Heze Nenghua").

In the first half of 2007, the net cash flow from operating activities of the Company was RMB2,030 million, representing an increased of RMB1,647 million or 430.0%, as compared with RMB383 million for the same period last year, which is mainly due to: (1) cash received from sales of goods or rendering of services was RMB9,497.4 million, representing an increase of RMB2,465.7 million or 35.1%, as compared with RMB7,031.7 million for the same period last year; (2) cash paid for purchase of goods or accepting services was RMB2,714.3 million, representing an increase of RMB173.3 million or 6.8%, as compared with RMB2,541.0 million for the same period last year; (3) tax payment was RMB1,994.0 million, representing an increase of RMB405.5 million or 25.5%, as compared with RMB1,588.5 million for the same period last year.

As at 30th June, 2007, the balance of the Company's bills and accounts receivable were RMB1,088.2 million, representing a decrease of RMB1,123.7 million or 50.8% from RMB2,211.9 million as at 31st December, 2006. Of this amount, (1) bills receivable accounted for RMB949.3 million, representing a decrease of RMB1,055.1 million or 52.6%, as compared to RMB2,004.4 million as at 31st December, 2006. Decrease in bills receivable was primarily due to the decrease of bank acceptance bills; (2) accounts receivable decreased from RMB207.5million as at 31st December, 2006 by RMB68.64 million or 33.1%, to RMB138.8 million as at 30th June, 2007, principally due to the reduction of newly occurred accounts receivable in this reporting period and the Company's enhanced efforts of collecting previous accounts receivable.

As at 30th June, 2007, inventories of the Company increased from RMB579.6 million as at 31st December, 2006 by RMB110.9 million or 19.1%, to RMB690.5 million. The increase was mainly due to the increase of coal inventory.

Prepayments and other current assets increased from RMB231.5 million as at 31st December, 2006 by RMB57.08 million or 24.7%, to RMB288.6 million as at 30th June, 2007. The increase was mainly due to (1) the increase in advances to suppliers of RMB32.708 million; (2) the prepayment of construction expenses for Yushuwan coalmine of RMB20.5 million.

Bills and accounts payables decreased from RMB745.7 million as at 31st December, 2006 by RMB198.9 million or 26.7%, to RMB546.8 million as at 30th June, 2007. The decrease was mainly due to the decrease of advances to suppliers.

Other accounts payables and accrued expenses increased from RMB1,899.7 million as at 31st December, 2006 by RMB592.2 million or 31.2%, to RMB2,491.9 million as at 30th June, 2007. The increase was mainly due to the increase of accounts payables to related companies.

Long-term liabilities decreased from RMB637.0 million as at 31st December, 2006 by RMB43.199 million or 6.8%, to RMB593.8 million as at 30th June, 2007.

In the first half of 2007, the Company's capital expenditure for purchase and replacement of plant, property and machinery equipment were RMB634.3 million, representing a decrease of RMB410.5 million, as compared to RMB1,044.8 million in the same period last year.

In the first half of 2007, the Company additionally contributed RMB876.0 million as the increased registered capital of Heze Nenghua. The capital came from RMB481.0 million raised from issuance of new H shares in 2004 and RMB395.0 million from the Company's internal resources. The equity interests in Heze Nenghua held by the Company increased from 95.67% to 96.67% after the increase of the registered capital.

As at 30th June, 2007, the Company's debt to equity ratio was 2.0%, which was calculated based on equity attributable to equity holders of the Company and total liabilities amounting to RMB19,482.6 million and RMB399.0 million respectively.

The Company believes that it will have sufficient capital to satisfy its operational and development requirements.

TAXATION

The Company and all of its subsidiaries registered in China are subject to an income tax rate of 33% on its taxable profits for the reporting period. Yancoal Australia Pty and its wholly-owned subsidies, Austar Coal Mining Pty Limited, are subject to an income tax rate of 30% on its taxable profits for the reporting period.

US GAAP RECONCILIATION

The Company's unaudited interim financial statements are prepared in accordance with IFRS, which differs in certain aspects from the US GAAP. In respect of the differences between the IFRS and the US GAAP, please refer to Supplement Information II of this report.

OUTLOOK FOR THE SECOND HALF OF 2007

Demand and supply for coal in the domestic market remain strong. Coal price will remain at a high level. The economic development of the People's Republic of China (the "PRC") is maintained at a rapid rate, which results in the strong demand for coal by primary industries, such as power, metallurgy, building materials and chemicals, etc. Newly constructed coalmines will gradually increase production capabilities. Increase in coal price will facilitate expansion in coal production capabilities. The PRC is changing from a net coal export country to a net coal import country which will increase the domestic supply of coal. The railway transportation capacity has been enhanced, however, it is still the bottleneck that restricts coal supply. The State is for the first time aware of the importance in energy saving and CO_2 emission reduction, which will accelerate the consolidation of the coal industry. This will in turn improve the centralization of coal industry in the PRC and will enhance the competitive advantages of large-scale coal enterprises.

Supply of coal will be slightly tight in the international market, with an uprising trend in coal price. As the growth of global economy will remain at a rapid rate in the second half of 2007 with oil price breaking record level high and sea freight fee and spot price of Australia BJ steam coal remaining at a high level, international coal price will likely be increasing. Australia restraint port quota will hinder the growth of its coal supply volume. With China reducing its coal exports, coal export volume of Indonesia remaining stable and coal exports of South Africa and Vietnam increasing slightly, supply will be relatively tight in the international coal market. China and India will increase their coal imports. Japan will also increase its demand of coal due to the closure of nuclear plants. Thus, demand for coal will be strong in international coal market, especially in East Asia.

The Company has entered into contracts of coal export for a total of 0.55 million tones with the average contract price of USD71.88/tonne, representing an increase of 35.7% compared with the same period in 2006.

Operating strategies

The Company will continue to improve its profitability and shareholders' return through operating strategies in development such as external expansion and internal organic growth. In the second half of 2007, the Company will continue to implement the following operating strategies:

Accelerate the construction of existing projects and continue to identify new acquisition opportunities. The 100,000-tonnes methanol project of Shanxi Nenghua will commence operation at the end of 2007. Progress for the construction of Zhaolou Coal mine of Heze Nenghua and the acquisition of coal mine exploration rights will accelerate. More efforts will be devoted to speed up the establishment of Yushuwan Coalmine Company in Shannxi Province. Installation of key equipment for 600,000 tonnes methanol project of Yanzhou Coal Yulin Neng Hua Company Limited will be completed and ready for pilot production. The Company will continue to identify new acquisition opportunities in coal and other related industries both in China and overseas, so as to expand the scale of its coal mine assets and develop coal further processing business.

Improve operation and management and enhance the profitability of the existing coal mines. Firstly, the Company will stabilize the output and sales volume of the coalmine at its headquarters, and improve the output and sales volume of Austar Coalmine in Australia and Tianchi Coalmine of Shanxi Nenghua. Secondly, the Company will continue to implement the "Four Optimizations" and the "Three Nil Project". Efforts will be devoted to achieve a optimised mix in domestic sales and export sales, adjust product structure, and increase the sales of more profitable coal products. Thirdly, more emphasis will be given to management and cost control, so as to strengthen the cost management for internal and external development projects of the Company. The Company will also continue to improve the financial control systems, strengthen capital budgeting management, and improve performance assessment systems, in order to ensure effective cost control.

Regulate the operations of the Company and improve the standard of governance in the Company. The Company will continue to improve its internal control over workflow and system. The Company will also strengthen training for its directors, supervisors, senior management and other senior working staff, so as to enhance self-discipline and sense of responsibility. The Company will also continue to improve corporate governance so as to further standardize its operations.

CHANGES IN SHARE CAPITAL AND SUBSTANTIAL SHAREHOLDINGS

Changes in Share Capital during the Reporting Period

During this reporting period, the total number of shares and the capital structure of the Company remained unchanged.

As at 30th June, 2007, the share capital of the Company was as follows.

Unit: shares
(Par value per share: RMB1.00)

	Number of shares	Percentage over the total capital of the Company
Domestic tradable shares with trading moratorium	2,600,000,000	52.86%
Domestic tradable shares without trading moratorium	360,000,000	7.32%
H shares	1,958,400,000	39.82%
Total numbers of shares	4,918,400,000	100.00%

Number of Shareholders as at the end of this Reporting Period

As at 30th June, 2007, the Company had a total of 90,019 Shareholders, of which one was the holder of A shares subject to a trading moratorium, 89,901 were holders of A shares without trading moratorium and 117 were holders of H shares.

SUBSTANTIAL SHAREHOLDERS

As at 30th June, 2007, the top ten Shareholders and the top ten Shareholders holding tradable shares without trading moratorium of the Company were as follows.

Name of shareholders	Class of shares	Number of shares held as at the end of this reporting period (shares)	Percentage holding of the total capital of the Company (%)
Shareholders holding tradable shares subject to a trading moratorium			
Yankuang Group Corporation Limited	A shares	2,600,000,000	52.86
Shareholders holding tradable shares without trading moratorium			
HKSCC Nominees Limited	H shares	1,956,247,680	39.77
Yi Fang Da Value Growing Combined Securities Investment Fund	A shares	13,421,014	0.27
Jiu Jia Securities Investment Fund	A shares	7,547,022	0.15
First State Cinda Leaders Growth Equity Fund	A shares	5,653,739	0.11
Nikko AM China RMB A Shares Fund	A shares	4,399,985	0.09
DEUTSCHE BANK AKTIENGESELLSCHAFT	A shares	4,224,455	0.09
Dow Jones 88 Selected Securities Investment Fund	A shares	3,199,943	0.07
Lion Stocks Securities Investment Fund	A shares	3,179,472	0.06
ING BANK N.V.	A shares	3,099,953	0.06
CICC Stocks Tactic Integrated Asset Management Plan	A shares	2,499,818	0.05

Note: The above number of shareholders as at the end of this reporting period and shareholding information of substantial shareholders were prepared according to the registers of shareholders of the Company as at 30th June, 2007, which were provided by Shanghai Branch of China Securities Depository and Clearing Corporation Limited and Hong Kong Securities Registrars Limited.

Pursuant to the Securities Law of the People's Republic of China, save as disclosed above, no other shareholders were recorded in the register as at 30th June, 2007 as having an interest of 5% or more of the Company's public shares.

None of the shares held by Yankuang Group Corporation Limited (the "Yankuang Group") were pledged, locked up or held under trust during this reporting period. It is uncertain as to whether the shares held by the other Shareholders as disclosed above were pledged, locked up or held under trust.

As the clearing and settlement agent for the Company's H shares, HKSCC Nominees Limited held the Company's H shares in a nominee capacity.

Save as disclosed above, related party relationships and concert actions among the shareholders are not known.

During this reporting period, there was no change in the controlling shareholders or actual controlling person of the Company.

SUBSTANTIAL SHAREHOLDERS

Save as disclosed below, as at 30 June 2007, no other person (other than a director, chief executive or supervisor of the Company) had an interest or a short position in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance (the "SFO").

Name of substantial shareholder	Class of shares	Number of shares held (shares)	Capacity	Type of interest	Percentage in the relevant class of share capital	Percentage in total share capital
Yankuang Group Corporation Limited	Domestic Shares (state-owned legal person shares)	2,600,000,000(L)	Beneficial Owner	Corporate	87.84%	52.86%
JP Morgan Chase & Co.	H Shares	122,506,449(L) (including 56,930,899(P))	Beneficial owner, Investment manager and Custodian corporation/Approved lending agent	Corporate	9.16%	3.65%
Prudential plc	H Shares	140,886,000	Interests of controlled corporations	Corporate	7.19%	2.86%
Templeton Asset Management Limited	H Shares	116,002,000(L)	Investment manager	Corporate	5.92%	2.36%

Note:

1. The letter "L" denotes a long position. The letter "S" denotes a short position. The letter "P" denotes interest in a lending pool.

SHAREHOLDINGS OF DIRECTORS AND SUPERVISORS OF THE COMPANY

Save as disclosed below, as at 30th June, 2007, none of the directors, chief executive officer or supervisors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) (i) as recorded in the register required to be kept under section 352 of the SFO; or (ii) as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (which shall be deemed to apply to the Company's supervisors to the same extent as it applies to the Company's directors).

Name	Status	Title	Number of domestic shares held at the beginning of this reporting period (shares)	Number of domestic shares held at the end of this reporting period (shares)	Reasons for change
Wang Xin	–	Chairman of the Board	0	0	–
Geng Jiahuai	–	Vice Chairman of the Board	0	0	–
Yang Deyu	Beneficial owner	Vice Chairman of the Board and General Manager	20,000	20,000	–
Shi Xuerang	–	Director	0	0	–
Chen Changchun	–	Director	0	0	–
Wu Yuxiang	Beneficial owner	Director and Chief Financial Officer	20,000	20,000	–
Wang Xinkun	–	Director and Vice General Manager	0	0	–
Zhang Baocai	–	Director and Secretary of the Board	0	0	–
Dong Yunqing	–	Director	0	0	–
Pu Hongjiu	–	Independent Non-executive Director	0	0	–
Cui Jianmin	–	Independent Non-executive Director	0	0	–
Wang Xiaojun	–	Independent Non-executive Director	0	0	–
Wang Quanxi	–	Independent Non-executive Director	0	0	–
Meng Xianchang	Beneficial owner	Chairman of the Supervisor Committee	20,000	20,000	–
Song Guo	Beneficial owner	Vice Chairman of the Supervisor Committee	3,000	1,800	traded at the secondary market
Zhang Shengdong	–	Supervisor	0	0	–
Liu Weixin	–	Supervisor	0	0	–
Xu Bentai	–	Supervisor	0	0	–

All the interests disclosed above represent long position in the shares of the Company.

As at 30th June, 2007, the total number of domestic shares of the Company held by the directors and supervisors of the Company was 61,800 shares, representing 0.001% of the total share capital of the Company.

As at 30th June, 2007, none of the directors, chief executive officer or supervisors of the Company or their spouses or children under the age of 18 was given the right to acquire shares or debentures of the Company or any associated corporation.

DISCLOSURE OF SIGNIFICANT EVENTS

Final Dividends Distribution for Year 2006

At the 2006 annual general meeting of the Company held on 15th June, 2007, the shareholders of the Company approved the final dividends of RMB983.7 million (tax included), or RMB0.20 (tax included) per share to be declared and paid to the shareholders of the Company, which include (1) cash dividends of RMB590.2 million (tax included) or RMB0.12 (tax included) per share for the year ended 2006 in accordance with the Company's consistent dividend policy; and (2) 2006 special cash dividends of RMB393.5 million (tax included) or RMB0.08 (tax included) per share.

As at this reporting date, the 2006 final cash dividends has been paid to the shareholders of the Company.

Interim Dividends Distribution

There will be no payment of interim dividends or issue of bonus shares for the first half-year of 2007.

Amendments to the Business Scope and the Articles of Association of the Company

Pursuant to the approval as at the 2006 annual general meeting held on 15th June, 2007, the Company amended the business scope and the articles of association of the Company (the "Articles of Association"). Details of the amendments to the business scope and the Articles of Association were published in Wen Wei Po and South China Morning Post of Hong Kong dated 27th April, 2007, and posted on the websites of The Stock Exchange of Hong Kong Limited.

Acquisition of Mining Right of Zhaolou Coalmine

The Company acquired 95.67% equity interest in Heze Nenghua from Yankuang Group in December 2005. Pursuant to the related acquisition agreements, Heze Nenghua has the right to purchase mining rights from Yankuang Group at any time within 12 months from the grant of the mining rights of Zhaolou coalmine to Yankuang Group.

Yankuang Group has been granted the mining right certificate of Zhaolou Coalmine by the Ministry of Land and Resources on 28th June, 2006. The Company has started preliminary work for the acquisition of the mining rights of Zhaolou Coalmine pursuant to the terms of the relevant agreements, and the Company will make a public announcement on the acquisition as and when appropriate. The construction of Zhaolou Coalmine is expected to be completed in 2008.

Increase in Registered Capital of Heze Nenghua

As at the 10th meeting of the third session of the Board of the Company convened on 20th April, 2007, the registered capital of Heze Nenghua was approved to be increased to RMB1,500 million from RMB600 million, among which the Company has additionally contributed RMB876 million. The equity interest in Heze Nenghua held by the Company increased from 95.67% to 96.67% after the increase of the registered capital. The increased registered capital is to be mainly used for the construction of Zhaolou Coalmine.

Establishment of Yankuang Group Finance Company Limited

As at the 13th meeting of the third session of the Board of the Company convened on 3rd August, 2007, the resolution on the establishment of Yankuang Group Finance Company Limited (the name of which will be subject to the approval by China Banking Regulatory Commission and the verification by industry and commerce registration authorities) jointly by the Company with Yankuang Group and Zhongcheng Trust and Investment LLC was approved. The Company will contribute RMB125 million from internal resources, which will account for 25% of the registered capital to be contributed.

Please refer to the announcement dated 3rd August, 2007 on the resolution passed at the 13th meeting of the third session of the board of directors published on the website of The Stock Exchange of Hong Kong Limited. The Company will make an announcement pursuant to the listing rules requirement after the Investment Agreement of Yankuang Group Finance Company Limited is signed.

Material Litigation and Arbitration

On 13th December 2004, the Company made an entrusted loan of RMB640 million to Shandong Xin Jia Industria Company Limited (the "Entrusted Loan"). The Higher People's Court of Shandong Province arranged and auctioned the 289 million shares of the 360 million shares held by Lianda Group Limited, the guarantor of the Entrusted Loan, in Huaxia Bank Company Limited ("Huaxia Shares") in accordance with the relevant laws on 6th September, 2005 to repay the Company the principal, interest, penalty interest and relevant expenses of the Entrusted Loan (the "Creditor's Rights and Interests"). The final auction price was RMB3.5 per Huaxia Share and the total final auction amount was RMB1,011.5 million. As at the date of disclosure of this report, the successful bidder of Huaxia Shares is still undergoing the process of qualification review by China Banking Regulatory Commission ("CBRC").

The Company was aware of that while the successful bidder of Huaxia Shares is undergoing the process of qualification review by CBRC, Shandong RunHua Group Company Limited ("RunHua Group"), a private enterprise started legal proceedings in another action for the transfer of 240 million shares in Huaxia Bank Company Limited held by Lianda Group Limited to it. It is reported that the Supreme People's Court judged that 240 million of the 360 million shares in Huaxia Bank Company Limited held by Lianda Group Limited should be transferred to RunHua Group. In accordance with notice of the Supreme People's Court, the Higher People's Court of Shandong Province also informed the Company that the Entrusted Loan case should be continued to be enforced.

The State-owned Asset Supervision and Administration Commission of the State Council and the People's Government of Shandong Province have respectively sent a letter to the Supreme People's Court and have formally requested the Supreme People's Court: (1) to support the Company's proposition, clarify the priority of executing the Entrusted Loan case and repaying the Company from the sale proceeds through auctioning the Huaxia Shares held by Lianda Group Limited; (2) that if Lianda Group Limited transfers the Huaxia shares to RunHua Group, such transfer shall be proceeded in accordance with legally approved procedures. The letter also requested that without the asset valuation as well as approvals by the state-owned asset supervision and administration organizations and other related authorities, the Huaxia Shares held by Lianda Group shall not be transferred to RunHua Group so as to avoid loss of great amount of state-owned assets.

In view of the coincidence in the targeted matter in the two actions and that the Company has seized the Huaxia Shares in priority, the Supreme People's Court is mediating between the two cases, and the People's Government of Shandong Province is also trying to solve the disputes through negotiation by coordinating all related parties, so as to protect the state-owned assets and the interest of the listed company and safeguard the interests of related parties. No clear result is available yet.

Considering the comparatively significant rise in equity value of Huaxia Shares, the Company is confident that it can receive the Creditor's Rights and Interests through disposal of the Huaxia Shares. Any significant progress concerning the Entrusted Loan will be promptly disclosed by the Company.

Save as disclosed above, the Company was not involved in any other significant litigation or arbitration during this reporting period.

Material Contracts

Besides the relevant agreements disclosed in the section headed "Disclosure of Significant Events", the Company was not a party to any material contract during this reporting period.

Use of Funds and External Guarantees by the Company

As at 30th June, 2007, no external guarantees have been made by the Company, and the Company's controlling shareholders and the Company's subsidiaries have not used the Company's funds for non-operating items.

The above information concerning the use of funds and external guarantee by the Company constitutes a disclosure required under the relevant laws of China (excluding Hong Kong).

External Equity Investment

As at 30th June, 2007, the external equity investments made by the Company are as follows.

No.	Code of Stock	Brief Name of Stock	Number of shares held (shares)	Percentage of the company's total equity interest	Initial investment cost (RMB)	Book value on 30th June, 2007 (RMB)
1	600642	Shenergy	22,323,900	0.77%	60,420,274	143,592,428
2	601008	Lianyungang	1,150,000	0.26%	1,760,419	1,760,419
Total					62,180,693	145,352,847

Save as disclosed above, the Company has made no other external equity investment as at this reporting date.

The above information concerning external equity investment is made pursuant to disclosure requirement under the relevant laws of China (excluding Hong Kong).

COMPANY GOVERNANCE

1. In accordance with requirements under special program on listed companies governance launched by China Securities Regulatory Commission, Shandong Securities Regulatory Bureau and Shanghai Stock Exchange, the "Self-examination Report and Reform Plan relating to the Corporate Governance Activities of Yanzhou Coal Mining Company Limited"was approved at the 12th meeting of the third session of the Board held on 15th June, 2007, and the Company is normally and orderly carrying out public assessment and improving work in stages.

2. During this reporting period, the Company is steadily promoting internal control system construction in pursuant to the US Sarbanes-Oxley Law, Guide on Internal Control of the Listed Companies of Shanghai Stock Exchange, and the Rules Governing the Listing of Securities on The Stock Exchange Hong Kong Limited (the "Listing Rules").

In June 2007, the management completed its evaluation of the effectiveness of the Company's internal control over financial reporting as of 31st December, 2006 using the criteria in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A number of audit adjustments and reclassifications have been made to the Company's 2006 consolidated financial statements, principally including: the adjustment to the construction in progress in two subsidiaries and one of the coal mines, the adjustment to income tax expense for the provision of tax liabilities for the year, and the reclassifications between certain short-term and long-term assets and liabilities. Management has determined that these adjustments and reclassifications are resulted from lack of financial accounting personnel and experts who have been adequately trained and who are familiar with the IFRS and the US GAAP to deal with matters relating to major transactions, complicated account handling and financial reporting from time to time.

The management has developed a correction plan intended to remediate such ineffectiveness and to strengthen our internal control over financial reporting through the implementation of certain remedial measures.

Entrusted Loan

Entrusted loans occurred during this reporting period and that occurred in the previous reporting period and continued in this reporting period are set out in the following table.

No.	Borrower	Amount of Entrusted Loan	Term of Loan	Annual Interest	Approval Process	Whether there is a provision for devaluation	Whether principal has been paid	Accumulated interest income during this reporting period
1	Shandong Xinjia Industrial Co., Ltd	RMB640 million	From 20th December, 2004 to 19th January, 2005	7%	Reviewed and approved at board meeting on 13th December, 2004	No	No	
2	Yancoal Australia Pty Limited	US$20 million	From 7th November, 2005 to 7th November, 2007	6.31%	Reviewed and approved at board meeting dated on 28th June, 2005	No	No	
		US$20 million	From 13th February 2006 to 7th November, 2007	6.57938%		No	No	
		US$20 million	From 6th June, 2006 to 7th November, 2007	6.89438%		No	No	
		US$20 million	From 22nd August, 2006 to 7th November, 2007	6.9625%		No	No	
		US$5 million	From 31st October, 2006 to 7th November, 2007	6.83063%		No	No	
		US$5 million	From 27th November, 2006 to 7th November, 2007	6.7875%		No	No	
3	Yanmei Heze Nenghua Company Limited	RMB30 million	From 3rd July, 2006 to 26th June, 2007	5.85%	Reviewed and approved at the daily operation meeting by the general manager dated 22nd June, 2006	No	Yes	RMB7,252,862.50
		RMB100 million	From 10th August, 2006 to 26th June, 2007	5.85%		No	Yes	
		RMB35 million	From 17th October, 2006 to 26th June, 2007	5.85%		No	Yes	
		RMB23 million	From 29th November, 2006 to 26th June, 2007	5.85%		No	Yes	
		RMB25 million	From 26th December, 2006 to 26th June, 2007	5.85%		No	Yes	

No.	Borrower	Amount of Entrusted Loan	Term of Loan	Annual Interest	Approval Process	Whether there is a provision for devaluation	Whether principal has been paid	Accumulated interest income during this reporting period
		RMB37 million	From 16th January, 2007 to 26th June, 2007	5.85%		No	Yes	
		RMB30 million	From 7th March, 2007 to 26th June, 2007	5.85%		No	Yes	
		RMB20 million	From 5th April, 2007 to 26th June, 2007	5.85%		No	Yes	
4	Yanzhou Coal Yulin Nenghua Company Limited	RMB500 million	From 20th October, 2006 to 20th October, 2009	6.30%	Reviewed and approved at the daily operation meeting by the general managers dated 11th September, 2006	No	No	RMB15,925,000
5	Yanzhou Coal Yulin Nenghua Company Limited	RMB100 million	From 17th May, 2007 to 17th May, 2010	6.57%	Reviewed and approved at the board meeting dated on 25th October, 2006	No	No	RMB921,625
		RMB50 million	From 28th May,2007 to 17th May, 2010	6.57%		No	No	
		RMB50 million	From 14th June, 2007 to 17th May, 2010	6.57%		No	No	
6	Yanmei Heze Nenghua Company Limited	RMB500 million	5 years since the withdrawing date (now the loan has not been withdrawn yet)	7.2%	Approved at the daily operation meeting by the general managers dated 27th July, 2007	No	No	
7	Shanxi Tianhao Chemicals Company Limited	RMB190 million	5 years since the withdrawing date (now the loan has not been withdrawn yet)	7.2%	Approved at the daily operation meeting by the general managers dated 27th July, 2007	No	No	
8	Yanzhou Coal Yulin Nenghua Company Limited	RMB1500 million	5 years since the withdrawing date (now the loan has not been withdrawn yet)	7.2%	Approved at the board meeting dated on 17th August, 2007	No	No	

As at the daily operation meeting by the general managers held on 22nd January, 2007, Shanxi Nenghua, the Company's wholly owned subsidiary, was approved to extend an entrusted loan of RMB200 million to Shanxi Tianhao Chemicals Company Limited, Shanxi Nenghua' s controlling subsidiary. The details are shown as below:

No.	Borrower	Amount of Entrusted Loan	Term of Loan	Annual Interest	Approval Process	Whether there is a provision for devaluation	Whether principal has been paid	Accumulated interest income during this reporting period
1	Shanxi Tianhao Chemicals Company Limited	RMB80 million	From 29th March, 2007 to 28th March, 2012	6.48%	Reviewed and approved at the daily operation meeting by the general managers dated on 22nd January, 2007	No	No	RMB1,342,800
		RMB20 million	From 15th May, 2007 to 14th May, 2012	6.48%		No	No	
		RMB100 million	From 28th June, 2007 to 27th June, 2012	6.48%		No	No	

Upon approval at the board meeting convened on 28th June, 2005, the Company extended an entrusted loan of US$90 million to Yancoal Australia Pty Limited. Yancoal Australia Pty Limited should pay partial principal of US$4.5 million and its corresponding interests back to the Company on 21st September, 2007, and the remaining principal of US$85.5 million and its corresponding interests should be due on 7th November, 2007. As approved at the board meeting held on 17th August, 2007, the principal of US$85.5 million of the entrusted loan mentioned above and its corresponding interests shall be paid off on 7th November, 2008, with one year postponed in terms of repayment term.

During this reporting period, there is no other entrusted loans by the Company occurred. Save as disclosed above, the Company currently has no other plans to make entrusted loans.

The above information concerning entrusted loans is made pursuant to disclosure requirement under the relevant laws of China (excluding Hong Kong).

CONNECTED TRANSACTION

Details of the connected transactions for the first half year of 2007 are set out in note 24 to the financial statements prepared in accordance with the IFRS contained herein.

BORROWINGS

Details of the borrowings are set out in note 35 to the financial statements prepared in accordance with the PRC GAAP contained herein.

PURCHASE, SALE OR REDEMPTION OF SHARES OF THE COMPANY

During this reporting period, the Company and its subsidiaries did not purchase, sell or redeem any of the shares of the Company.

COMPLIANCE WITH MODEL CODE

Having made specific enquiry of all directors of the Company, during this reporting period, the directors of the Company have strictly complied with the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 of the Listing Rules. The Company has adopted a code of conduct regarding the securities transactions of the directors of the Company on terms no less than the required standard set out in the Model Code.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

During this reporting period, the Company has complied with the code provisions in the Code on Corporate Governance Practices set out in Appendix 14 of the Listing Rules (the "Code Provision").

There is no significant difference between the compliance with the Code Provision by the Company during this reporting period and that disclosed in the Company's 2006 Annual Report.

IMPACT OF FLUCTUATIONS IN EXCHANGE RATES ON THE COMPANY

China implements a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies.

The impact of floating exchange rate to the Company is mainly reflected in (a) (coal exports of the Company are calculated in US dollar) impact on income through coal export which is calculated in RMB; (b) impact of conversion loss of foreign currency deposit; and (c) impact on the Company's import costs of equipment and fittings.

The Company has no plans to make hedging arrangements for the exchange rates of RMB to foreign currencies.

EMPLOYEES

As at 30th June, 2007, the Company had 41,073 employees in total, of whom 2,697 were management personnel, 1,570 were technicians, 26,386 were directly involved in coal production and 10,420 were supporting staff.

POLICY OF REMUNERATION

The remunerations for the directors, the supervisors and the senior management of the Company shall be proposed by the Remuneration Committee of the Board to the Board. The remuneration for the directors and the supervisors of the Company has to be approved in the shareholders' general meeting after being reviewed and approved by the Board; while the remuneration for the senior management has to be approved by the Board.

The Company adopts a combined annual remuneration and risk control system for assessing and rewarding the directors and senior management of the Company. The annual remuneration consists of basic salary and benefit income: basic salary is determined according to the operational scale of the Company with reference to the market wages and the income of employees whereas benefit income is determined by the actual operational achievement of the Company. The annual remunerations for the directors and senior management of the Company are paid on a monthly basis and are confirmed after the performance review to be carried out in the following year.

The remuneration policy of the other employees of the Company is principally a position and skill remuneration system, which determines the remuneration of the employees on the basis of their positions and responsibilities and their quantified assessment results. Their rewards are linked to the Company's overall economic efficiency.

AUDITORS

In this reporting period, the Company has retained Deloitte Touche Tohmatsu (Certified Public Accountants in Hong Kong) and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (Certified Public Accountants in the PRC (excluding Hong Kong)) as its international and domestic auditors, respectively.

DOCUMENTS AVAILABLE FOR INSPECTION

The following documents are available for inspection in the office of the secretary to the Board at 298 Fushan South Road, Zoucheng, Shandong Province, the PRC:

- the full text of the interim report signed by the Chairman;
- financial statements bearing the chop of the Company and signed by corporate representative, responsible person of the accounting work and responsible person of the accounting department;
- all documents which were published during the reporting period in newspapers designated by the China Securities Regulatory Commission;
- the Articles of Association of the Company;
- the full text of the interim report released in other securities markets.

On behalf of the Board
Wang Xin
Chairman

17th August, 2007
Zoucheng, People's Republic of China

BALANCE SHEET

AT JUNE 30, 2007

		The Group		The Company	
	NOTES	**At June 30, 2007 RMB (Unaudited)**	At December 31, 2006 RMB (Unaudited and restated)	**At June 30, 2007 RMB (Unaudited)**	At December 31, 2006 RMB (Unaudited and restated)
ASSETS					
CURRENT ASSETS:					
Bank balances and cash	9	**7,183,465,863**	6,028,060,759	**6,784,885,493**	5,615,399,136
Notes receivable	10	**1,064,618,508**	2,061,620,338	**1,063,768,508**	2,061,620,338
Accounts receivable	11	**149,130,398**	214,170,457	**79,625,384**	181,851,451
Prepayments	12	**142,602,013**	115,894,464	**126,875,593**	105,414,667
Interest receivable		**-**	-	**54,233,914**	31,457,046
Dividends receivable		**-**	-	**-**	298,582
Other receivables	13	**286,083,794**	192,373,095	**895,178,833**	563,655,156
Inventories	14	**690,505,173**	579,560,747	**523,907,390**	417,815,789
Entrust loan	15	**640,000,000**	640,000,000	**777,079,000**	923,278,300
Other current assets	16	**230,780,387**	240,199,375	**230,780,387**	239,949,381
TOTAL CURRENT ASSETS		**10,387,186,136**	10,071,879,235	**10,536,334,502**	10,140,739,846
NON CURRENT ASSETS:					
Available-for-sale financial assets	17	**103,110,844**	53,900,039	**103,110,844**	53,900,039
Entrust loan	15	**-**	-	**1,248,316,000**	1,132,504,700
Long-term equity investments	18	**42,242,003**	42,242,003	**2,818,394,658**	1,927,428,458
Fixed assets and accumulated depreciation	19	**8,422,228,243**	8,795,190,480	**7,043,797,772**	7,522,530,384
Fixed assets under construction	20	**2,539,222,423**	2,197,521,485	**253,990,903**	111,624,099
Materials held for construction of fixed assets	21	**682,260,785**	525,897,325	**7,756,306**	21,829,853
Intangible assets	22	**719,283,598**	721,759,540	**651,613,038**	659,503,957
Goodwill	23	**12,319,645**	7,813,059	**-**	-
Long-term deferred expenses	24	**23,446,656**	121,344,906	**-**	-
Other non current assets	25	**97,425,900**	97,425,900	**97,425,900**	97,425,900
TOTAL NON CURRENT ASSETS		**12,641,540,097**	12,563,094,737	**12,224,405,421**	11,526,747,390
TOTAL ASSETS		**23,028,726,233**	22,634,973,972	**22,760,739,923**	21,667,487,236

BALANCE SHEET – CONTINUED

AT JUNE 30, 2007

	NOTES	The Group At June 30, 2007 RMB (Unaudited)	The Group At December 31, 2006 RMB (Unaudited and restated)	The Company At June 30, 2007 RMB (Unaudited)	The Company At December 31, 2006 RMB (Unaudited and restated)
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES:					
Notes payable	27	**89,347,166**	168,945,054	**89,347,166**	137,843,036
Accounts payable	28	**494,600,537**	662,673,015	**401,296,573**	537,682,591
Advances from customers	29	**528,289,020**	732,812,102	**510,962,744**	722,618,722
Salaries and wages payable	30	**264,123,040**	210,216,780	**203,871,674**	211,571,061
Taxes payable	31	**170,087,510**	356,052,352	**171,178,299**	353,593,958
Dividends payable	32	**983,680,000**	–	**983,680,000**	–
Other payables	33	**1,246,468,760**	1,760,353,295	**1,409,027,083**	1,394,339,284
Other current liabilities	34	**98,813,112**	–	**98,813,112**	–
Long-term payable due within one year	35,36	**245,006,113**	93,455,596	**167,140,392**	35,593,610
TOTAL CURRENT LIABILITIES		**4,120,415,258**	3,984,508,194	**4,035,317,043**	3,393,242,262
NON CURRENT LIABILITIES					
Bank borrowings	35	**319,000,000**	330,000,000	**–**	–
Long-term payable	36	**569,460,395**	487,116,135	**569,460,395**	487,116,135
Deferred tax liabilities	37	**27,446,811**	11,207,245	**27,446,811**	11,207,245
TOTAL NON CURRENT LIABILITIES		**915,907,206**	828,323,380	**596,907,206**	498,323,380
TOTAL LIABILITIES		**5,036,322,464**	4,812,831,574	**4,632,224,249**	3,891,565,642
SHAREHOLDERS' EQUITY:					
Share capital	38	**4,918,400,000**	4,918,400,000	**4,918,400,000**	4,918,400,000
Capital reserves	39	**4,793,196,884**	4,757,053,340	**4,790,024,579**	4,757,053,340
Surplus reserves	40	**1,709,766,066**	1,709,766,066	**1,709,449,482**	1,709,449,482
Unappropriated profits	41	**6,507,068,902**	6,381,830,403	**6,710,641,613**	6,391,018,772
Translation reserve		**(11,209,827)**	(10,395,923)	**–**	–
Equity attributable to shareholders of the Company		**17,917,222,025**	17,756,653,886	**18,128,515,674**	17,775,921,594
Minority interest		**75,181,744**	65,488,512	**–**	–
TOTAL SHAREHOLDERS' EQUITY		**17,992,403,769**	17,822,142,398	**18,128,515,674**	17,775,921,594
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**23,028,726,233**	22,634,973,972	**22,760,739,923**	21,667,487,236

The accompanying notes are part of the financial statements.

The financial statements on pages 25 to 104 were signed by the following:

Head of the Company:	Chief Financial Officer:	Head of Accounting Department:
Wang Xin	**Wu Yu Xiang**	**Zhao Qing Chun**

STATEMENT OF INCOME AND PROFITS APPROPRIATION

FOR THE PERIOD FROM JANUARY 1, 2007 TO JUNE 30, 2007

	NOTES	The Group		The Company	
		For the period ended June 30,		For the period ended June 30,	
		2007	2006	**2007**	2006
		RMB	RMB	**RMB**	RMB
		(Unaudited)	(Unaudited and restated)	**(Unaudited)**	(Unaudited and restated)
1. Operating income	42	**7,778,210,254**	7,031,703,858	**7,162,658,571**	7,026,835,893
Less: Operating cost	43	**4,249,847,298**	3,444,741,395	**3,840,005,245**	3,446,266,263
Operating taxes and surcharges	44	**141,916,649**	138,120,360	**139,118,045**	138,120,360
Selling expense	45	**401,762,863**	519,847,693	**308,175,534**	521,726,223
General and administrative expense		**1,141,364,185**	909,072,584	**789,079,053**	896,011,508
Financial expense	46	**(70,357,183)**	(22,588,101)	**20,989,335**	(16,540,560)
Impairment loss of assets		**–**	–	**–**	–
Add: Investment income	47	**–**	(558,076)	**45,784,600**	246,771
2. Operating profit		**1,913,676,442**	2,041,951,851	**2,111,075,959**	2,041,498,870
Add: Non-operating income		**4,890,331**	4,625,033	**4,766,708**	4,622,533
Less: Non-operating expense		**31,790,839**	2,584,664	**30,965,745**	2,584,664
Including: Loss on disposal of non current assets		**933,903**	689,739	**933,903**	689,739
3. Total profit		**1,886,775,934**	2,043,992,220	**2,084,876,922**	2,043,536,739
Less: Income tax	48	**782,103,654**	685,060,907	**781,574,081**	684,846,731
4. Net profit		**1,104,672,280**	1,358,931,313	**1,303,302,841**	1,358,690,008
Including: Attribute to shareholders of the Company		**1,108,918,499**	1,358,690,008	**1,303,302,841**	1,358,690,008
Minority interest		**(4,246,219)**	241,305	**–**	–
		1,104,672,280	1,358,931,313	**1,303,302,841**	1,358,690,008
5. Earning per share					
(1) Earning per share, basis	50	**0.23**	0.28	**0.23**	0.28
(2) Earning per share, diluted	50	**0.23**	0.28	**0.23**	0.28

The accompanying notes are part of the financial statements.

CASH FLOW STATEMENT

FOR THE PERIOD FROM JANUARY 1, 2007 TO JUNE 30, 2007

	NOTES	The Group		The Company	
		For the period ended June 30,		For the period ended June 30,	
		2007	2006	**2007**	2006
		RMB	RMB	**RMB**	RMB
		(Unaudited)	(Unaudited)	**(Unaudited)**	(Unaudited)
1. CASH FLOW FROM OPERATING ACTIVITIES:					
Cash received from sales of goods or rendering of services		**9,497,401,974**	7,031,662,818	**8,896,779,966**	7,031,197,296
Other cash received relating to operating activities	53	**74,002,369**	142,179,712	**327,260,363**	140,400,103
Sub-total of cash inflows		**9,571,404,343**	7,173,842,530	**9,224,040,329**	7,171,597,399
Cash paid for goods and services		**2,714,328,904**	2,540,971,941	**2,400,967,039**	2,541,579,149
Cash paid to and on behalf of employees		**1,201,419,729**	1,067,737,643	**1,009,086,334**	1,033,273,832
Taxes payments		**1,993,751,570**	1,588,484,781	**1,968,014,619**	1,585,240,853
Other cash paid relating to operating activities	54	**1,626,325,649**	1,586,264,360	**1,621,494,721**	1,730,582,253
Sub-total of cash outflows		**7,535,825,852**	6,783,458,725	**6,999,562,713**	6,890,676,087
NET CASH FLOW FROM OPERATING ACTIVITIES		**2,035,578,491**	390,383,805	**2,224,477,616**	280,921,312
2. CASH FLOW FROM INVESTING ACTIVITIES:					
Cash received from return on investments		**–**	–	**213,000,000**	–
		–	–	**23,306,314**	–
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		**5,389,105**	4,382,496	**4,040,767**	4,377,463
Other cash received relating to investing activities	55	**56,252,869**	–	**5,207,360**	–
Sub-total of cash inflows		**61,641,974**	4,382,496	**245,554,441**	4,377,463

CASH FLOW STATEMENT – CONTINUED

FOR THE PERIOD FROM JANUARY 1, 2007 TO JUNE 30, 2007

	NOTES	The Group For the period ended June 30,		The Company For the period ended June 30,	
		2007	2006	**2007**	2006
		RMB	RMB	**RMB**	RMB
		(Unaudited)	(Unaudited)	**(Unaudited)**	(Unaudited)
Cash paid to acquire fixed assets, intangible assets and other long-term assets		**880,996,204**	1,085,581,870	**204,372,140**	211,886,190
Cash paid for investments		**14,966,200**	–	**1,090,966,200**	321,600,000
Including:					
Cash paid for the acquisition of Heze		**–**	–	**876,000,000**	–
Cash paid for the acquisition of Shanxi		**14,966,200**	–	**14,966,200**	–
Cash paid for additional investment in Australia		**–**	–	**–**	321,600,000
Cash paid for additional investment in Yulin		**–**	–	**200,000,000**	–
Other cash paid relating to investing activities		**–**	13,086,665	**–**	–
Sub-total of cash outflows		**895,962,404**	1,098,668,535	**1,295,338,340**	533,486,190
NET CASH FLOW USED IN INVESTING ACTIVITIES		**(834,320,430)**	(1,094,286,039)	**(1,049,783,899)**	(529,108,727)
3. CASH FLOW FROM FINANCING ACTIVITIES:					
Cash received from investors					
Including: Investment from minority shareholders of a subsidiary		**24,000,000**	–	**–**	–
Sub–total of cash inflows		**24,000,000**	–	**–**	–
Cash paid for distribution of dividends or profits, or cash paid for interest expenses		**13,600,088**	6,459,449	**–**	6,188,000
Include: Dividends paid to minority shareholders of a subsidiary		**–**	271,449	**–**	–
Sub-total of cash outflows		**13,600,088**	6,459,449	**–**	6,188,000
NET CASH FLOW USED IN FINANCING ACTIVITIES		**10,399,912**	(6,459,449)	**–**	(6,188,000)
4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		**–**	–	**–**	–
5. NET INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS		**1,211,657,973**	(710,361,683)	**1,174,693,717**	(254,375,415)
6. Cash and cash equivalents, ending	51	**7,122,133,405**	5,910,475,432	**6,774,589,821**	5,599,896,104

The accompanying notes are part of the financial statements.

STATEMENT OF CHANGES IN EQUITY OF THE COMPANY AND GROUP

FOR THE PERIOD FROM JANUARY 1, 2007 TO JUNE 30, 2007

Unit: RMB

	The Group								The Company					
	Share capital RMB	Capital reserves RMB	Surplus reserves RMB	Unappropriated profits RMB	Translation reserve RMB	Attributable to shareholders of the Company RMB	Minority interest RMB	Total RMB	Share capital RMB	Capital reserves RMB	Surplus reserves RMB	Unappropriated profits RMB	Translation reserve RMB	Total RMB
1. Balance at January 1, 2007 (unaudited and restated)	4,918,400,000	4,757,053,340	1,709,766,066	6,381,830,403	(10,395,923)	17,756,653,886	65,488,512	17,822,142,398	4,918,400,000	4,757,053,340	1,709,449,482	6,391,018,772	-	17,775,921,594
2. Addition/deduction of the period														
(1) Net profit	-	-	-	1,108,918,499	-	1,108,918,499	(4,246,219)	1,104,672,280	-	-	-	1,303,302,841	-	1,303,302,841
(2) Gains and losses directly recognized in owners' equity														
1. The variance of fair value of available-for-sale financial assets	-	32,971,239	-	-	-	32,971,239	-	32,971,239	-	32,971,239	-	-	-	32,971,239
2. Wei Jian Fei transfer in	-	2,928,375	-	-	-	2,928,375	673,119	3,601,494	-	-	-	-	-	-
3. Translation reserve	-	-	-	-	(813,904)	(813,904)	-	(813,904)	-	-	-	-	-	-
4. Other	-	243,930	-	-	-	243,930	56,070	300,000	-	-	-	-	-	-
Sub-total of (1) and (2)	4,918,400,000	4,793,196,884	1,709,766,066	7,490,748,902	(11,209,827)	18,900,902,025	61,971,482	18,962,873,507	4,918,400,000	4,790,024,579	1,709,449,482	7,694,321,613	-	19,112,195,674
(3) Capital														
1. Capital contributed by the owners	-	-	-	-	-	-	24,000,000	24,000,000	-	-	-	-	-	-
2. Acquire minority interest	-	-	-	-	-	-	(10,459,614)	(10,459,614)	-	-	-	-	-	-
(4) Appropriations														
1. Appropriations to reserves														
2. Dividend	-	-	-	(983,680,000)	-	(983,680,000)	-	(983,680,000)	-	-	-	(983,680,000)	-	(983,680,000)
3. Dividend of subsidiaries	-	-	-	-	-	-	(330,124)	(330,124)	-	-	-	-	-	-
3. Balance at June 30, 2007 (unaudited)	4,918,400,000	4,793,196,884	1,709,766,066	6,507,068,902	(11,209,827)	17,917,222,025	75,181,744	17,992,403,769	4,918,400,000	4,790,024,579	1,709,449,482	6,710,641,613	-	18,128,515,674

STATEMENT OF CHANGES IN EQUITY OF THE COMPANY AND GROUP

FOR THE PERIOD FROM JANUARY 1, 2007 TO JUNE 30, 2007

Unit: RMB

	The Group								The Company					
	Share capital RMB	Capital reserves RMB	Surplus reserves RMB	Unappropriated profits RMB	Translation reserve RMB	Attributable to shareholders of the Company RMB	Minority interest RMB	Total RMB	Share capital RMB	Capital reserves RMB	Surplus reserves RMB	Unappropriated profits RMB	Translation reserve RMB	Total RMB
1. Balance at Dec 31, 2005 (audited)	4,918,400,000	4,865,480,791	1,528,790,703	5,843,971,924	(15,016,163)	17,141,627,255	53,912,439	17,195,539,694	4,918,400,000	4,865,480,791	1,528,474,119	5,844,288,508	-	17,156,643,418
Changes on accounting policies		(130,007,700)	3,665,000	32,985,000		(93,357,700)		(93,357,700)		(130,007,700)	3,665,000	32,985,000		(93,357,700)
2. Balance at Jan 1, 2006	4,918,400,000	4,735,473,091	1,532,455,703	5,876,956,924	(15,016,163)	17,048,269,555	53,912,439	17,102,181,994	4,918,400,000	4,735,473,091	1,532,139,119	5,877,273,508	-	17,063,285,718
3. Addition/deduction of the period														
(1) Net profit	-	-	-	1,358,690,008	-	1,358,690,008	241,305	1,358,931,313	-	-	-	1,358,690,008	-	1,358,690,008
(2) Gains and losses directly recognized in owners' equity														
1. The changes of fair value of available-for-sale financial assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2. Wei Jian Fei transfer in	-	106,464,036	-	-	-	106,464,036	-	106,464,036	-	106,464,036	-	-	-	106,464,036
3. Translation reserve	-	-	-	-	1,237,351	1,237,351	-	1,237,351	-	-	-	-	-	-
Sub-total of (1) and (2)	4,918,400,000	4,841,937,127	1,532,455,703	7,235,646,932	(13,778,812)	18,514,660,950	54,153,744	18,568,814,694	4,918,400,000	4,841,937,127	1,532,139,119	7,235,963,516	-	18,528,439,762
(3) Capital														
1. Capital contributed by the owners	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2. Other														
(4) Appropriations														
1. Appropriations to reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2. Dividend	-	-	-	(1,082,048,000)	-	(1,082,048,000)	-	(1,082,048,000)	-	-	-	(1,082,048,000)	-	(1,082,048,000)
3. Dividend of subsidiaries	-	-	-	-	-	-	(271,448)	(271,448)	-	-	-	-	-	-
4. Balance at June 30, 2006 (unaudited and restated)	4,918,400,000	4,841,937,127	1,532,455,703	6,153,598,932	(13,778,812)	17,432,612,950	53,882,296	17,486,495,246	4,918,400,000	4,841,937,127	1,532,139,119	6,153,915,516	-	17,446,391,762
1. Balance at July 1, 2006 (unaudited and restated)	4,918,400,000	4,841,937,127	1,532,455,703	6,153,598,932	(13,778,812)	17,432,612,950	53,882,296	17,486,495,246	4,918,400,000	4,841,937,127	1,532,139,119	6,153,915,516	-	17,446,391,762
2. Addition/deduction of the period														
(1) Net profit	-	-	-	405,541,834	-	405,541,834	100,206	405,642,040	-	-	-	414,413,619	-	414,413,619
(2) Gains and losses directly recognized in owners' equity														
1. The changes of fair value of available-for-sale financial assets	-	22,754,104	-	-	-	22,754,104	-	22,754,104	-	22,754,104	-	-	-	22,754,104
2. Wei Jian Fei transfer in	-	107,015,959	-	-	-	107,015,959	141,012	107,156,971	-	107,015,959	-	-	-	107,015,959
3. Translation reserve	-	-	-	-	3,382,889	3,382,889	-	3,382,889	-	-	-	-	-	-
4. Equity investment difference arise form business combination involving enterprises under common control	-	(214,653,850)	-	-	-	(214,653,850)	-	(214,653,850)	-	(214,653,850)	-	-	-	(214,653,850)
Sub-total of (1) and (2)	4,918,400,000	4,757,053,340	1,532,455,703	6,559,140,766	(10,395,923)	17,756,653,886	54,123,514	17,810,777,400	4,918,400,000	4,757,053,340	1,532,139,119	6,568,329,135	-	17,775,921,594
(3) Capital														
1. Capital contributed by the owners	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2. Acquire Shanxi Group	-	-	-	-	-	-	11,364,998	11,364,998	-	-	-	-	-	-
(4) Appropriations														
1. Appropriations to reserves	-	-	177,310,363	(177,310,363)	-	-	-	-	-	-	177,310,363	(177,310,363)	-	-
2. Dividend	-	-	-	-	-	-	-	-	-	-	-	-	-	-
3. Balance at Dec 31, 2006 (unaudited and restated)	4,918,400,000	4,757,053,340	1,709,766,066	6,381,830,403	(10,395,923)	17,756,653,886	65,488,512	17,822,142,398	4,918,400,000	4,757,053,340	1,709,449,482	6,391,018,772	-	17,775,921,594

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2007 TO JUNE 30, 2007

1. GENERAL

Yanzhou Coal Mining Company Limited (the "Company") is a Sino-foreign joint stock company with limited liability established in the People's Republic of China (the "PRC"). The Company was established on September 25, 1997 by Yankuang Group Corporation Limited (the "Yankuang Group") and commenced operations on October 1, 1997. The A Shares, H Shares and American Depository Shares issued by the Company are listed on the stock exchanges in Shanghai, Hong Kong and New York, respectively. The principal operations of the Company are the mining and screening of coal, sales of coal products and coal transportation service.

The Company is one of the nineteenth batch of share reform companies designated by China Securities Regulatory Commission. As approved by the Lu State-owned Assets Ownership Letter [2006] No.32 issued by the State-owned Assets Supervision & Administration Commission (SASAC) of People's Government of Shandong Province, as well as approved by the Company's shareholder's meeting regarding the share reform plan, the Company's share reform plan is as follows: 2.5A shares for every existing 10 A shares would be offered by the non-tradable legal person shares on the share registration date (March 30, 2006) of share reform plan implemented. After the implementation of the plan, the Company's total share capital as well as the Company's financial indicators such as assets, liabilities, shareholder's equity, earnings per share, etc. will remain unchanged, and the shares owned by Yankuang Group would then be converted to tradable shares in 4 years time according to formula. The Share Reform Plan was further approved by the Ministry of Commerce of the PRC on March 21, 2006 and was implemented by April 3, 2006. See note 38 for share capital after share reform.

2. THE PREPARATION FOUNDATION OF FINANCIAL

First-time adoption of the Accounting Standards for Business Enterprise issued on February 15, 2006 (the "New Accounting Standards").

The Company implements the New Accounting Standards issued by Ministry of Finance on February 15, 2006 from January 1, 2007. The company has prepared retrospective adjustment to the comparative financial statements under Articles 5 to 19 of ASBE 38.The effort of these changes is disclosed in Note 6.Except items for which retrospective adjustment is required under Article 5 to 19 of ASBE 38,other items of the comparative financial statements are based on the previous business accounting standards and accounting principles determined by the "Business Accounting Principles". There are some differences between the previous accounting standards and the new accounting standards adopted in the 2007 mid-year financial statement. See Note 6 for the differences.

The form and content of comparative financial statements for the immediately preceding accounting period have been changed accordingly.

3. DECLARATION OF COMPLIANCE WITH ACCOUNTING STANDARDS

The financial statements have been prepared in accordance with the New Accounting Standards and other related regulations, and has been presented fairly, in all material respect, the financial position of the Company as of 30 June 2007 and the results of its operations and cash flows for the period from January 1, 2007 to June 30, 2007.

4. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

The following accounting policies and accounting estimates systems are determined by the new accounting standards.

Accounting year

The Company has adopted the calendar year as its accounting year, i.e. from January 1 to December 31.

The accounting period of the financial statement is from January 1, 2007 to June 30, 2007.

Recording currency

Renminbi (RMB) is the currency of the primary economic environment, in which the Company operates, and the recording currency of the Company is RMB.

Basis of accounting and principle of measurement

The Company has adopted the accrual basis of accounting and used the historical cost convention as the principle of measurements for assets and liabilities except for financial assets and financial liabilities, which are initially measured at their fair values. After initial recognition, the available-for-sale financial assets are measured at fair value, while other assets are carried at historical cost or at amortized cost. If there is indication of impairment on assets which are recorded at historical costs or amortized cost, impairment loss will be provided on that basic accordingly.

Cash equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Foreign currency translation

Foreign currency transactions identified in the initial recognition is converted at the spot exchange rate of the day when the transaction occurred.

4. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Foreign currency translation – continued

At the balance sheet date, foreign currency monetary items are translated using the spot exchange rate of the day. Exchange differences arising from the differences between the spot exchange rate prevailing at the balance sheet date and those spot rates used in initial recognition or at the previous balance sheet date are recognized in profit or loss for the current period, except for the exchange differences arising on the borrowing costs eligible for capitalization, which could be capitalized as part of the assets.

Foreign currency non-monetary items measured at historical cost are translated at the spot exchange rates at the dates of the transactions. And foreign currency non-monetary items measured at fair value are translated using the exchange rates at the date when the fair value is determined. The differences between the amount of the recording currency before and after conversion are recognized in profit or loss or interests of shareholders as changes of fair value.

Financial Instruments

A financial instrument is a contract that give rise to a financial asset of one entity and a financial liability or equity instrument of another entity. The Company recognise the financial asset or financial liability when it acts as one part of the contract. Financial assets and financial liabilities are initially recognized at fair value. In the case of a financial asset or financial liability at fair value through profit or loss, transaction costs are charged to the profit or loss for the current period. For other financial assets or financial liabilities, transaction costs are included in their initial recognition amounts

Fair Value

Fair value refers to the amount of money voluntarily exchanged by both parties, which is familiar to each other, in the exchange of assets or liquidation of the debt in the condition of a fair deal.

The fair value of the financial assets or liabilities in the active market is determined by their prices in the active market. The fair value of the financial assets of liabilities without an active market is determined by the consensus of the market or those estimating techniques that have been proved to be reliable by the market. The fair value of initial acquired or original financial assets or liabilities is based on the market transaction price.

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition after making the following adjustments:

(a) minus the principal repayments;

(b) plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount;

(c) minus any reduction for impairment (only applicable to financial assets).

4. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or a group of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period, using the effective interest rate. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability.

When calculating the effective interest rate, an enterprise shall estimate future cash flows considering all contractual terms of the financial asset or financial liability (including prepayment, call and similar options) but shall not consider future credit losses. The calculation of the effective interest rate shall include all fees paid or received between the parties to the contract giving rise to the financial asset and financial liability that are an integral part of the effective interest rate, transaction costs, and premiums or discounts etc.

Financial assets

On initial recognition, based on its nature and purpose of holding, financial assets shall be classified into the four categories: financial assets of fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets.

Financial assets at fair value through profit and loss

It includes financial assets held for trading and those designated as at fair value through profit or loss.

A financial asset should be classified as held for trading financial assets if one of the following conditions is met:

(a) the financial assets is acquired or incurred principally for the purpose of selling or repurchasing it in the near term.

(b) the financial asset is part of a portfolio of identified financial instruments that are managed together and for which there is objective evidence of a recent pattern of short-term profit-taking.

(c) the financial asset is a derivative, except for a derivative that is a designated and effective hedging instrument, or a financial guarantee contract, or a derivative that is linked to and must be settled by delivery of an unquoted equity instrument (without a quoted price from an active market) whose fair value cannot be reliably measured.

4. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Financial assets – continued

Financial assets at fair value through profit and loss – continued

When any of the following conditions is met, a financial asset maybe designated, on initial recognition, as at fair value through profit or loss:

(a) the designation eliminates or significantly reduces a measurement or recognition inconsistency of the related gains or losses that would otherwise result from measuring assets or liabilities on different bases.

(b) a group of financial assets is managed and its performance is evaluated on a fair value basis, and the financial assets are reported on that basis to the Company's key management personnels. Formal documentation has been prepared with respect to such risk management or investment strategy.

A financial assets classified as at fair value through profit or loss is measured using fair value, a gain or loss on it and its relevant dividends and interests are recognized in profit or loss for the period.

Held-to-maturity investment

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity date that the enterprise has the clear intention and ability to hold to maturity.

The held-to-maturity investments are carried at the amortized cost using the effective interest rate method less the impairment provision, a gain or loss is recognize in profit or loss when the financial asset is derecognized or impaired, and through the amortization process.

Loans and account receivable

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are carried at amortized cost using the effective interest method, less any identified impairment losses, the interest income is recognized using the effective interest rate method, and recorded in the profit or loss for the current period.

Available-for-sale financial assets

It Includes non-derivative financial assets that are, upon initial recognition designated as available for sale, and financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments.

A gain or loss on an available-for-sale financial asset shall be recognized directly in owner's equity, except for impairment losses and foreign exchange gains and losses resulted from monetary financial assets, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in owner's equity shall be recognized in profit or loss accordingly. Dividends or interest income related to the available-for-sale financial asset is recorded in the profit or loss for the current period.

4. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Impairment of financial assets

The company has assessed at the balance sheet date the carrying amount of a financial asset (other than those at fair value through profit of loss). It there is objective evidence that the financial asset is impaired, the company shall determine the amount of any impairment loss. Objective evidence that a financial asset is impaired is evidence arising from one or more events that occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset which can be reliably estimated.

When an available-for-sale financial asset is impaired, the cumulative loss arising from decline in fair value that had been recognized directly in owner's equity shall be removed from owner's equity and recognized in profit or loss even though the financial asset has not been derecognized. The amount of the cumulative loss that is removed from owner's equity shall be the difference between the acquisition cost (net of any principal repayment and amortization) and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. If the financial assets carried at amortized cost are impaired, the carrying amount of the financial asset shall be reduced to the present value of estimated future cash flows. The amount of reduction shall be recognized as an impairment loss in profit or loss.

The impairment loss on an investment in unquoted equity instrument (without a quoted price in an active market) whose fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument shall not be reversed. For other financial assets, if, subsequent to the recognition of an impairment loss on a financial asset, there is objective evidence of a recovery in value of the financial asset which can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss shall be reversed and recognized in profit or loss, excluding the available-for-sale investment in an equity instrument. However, the reversal shall not result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed.

Derecognition of financial assets

The company shall derecognize a financial asset if one of the following conditions is met:

(a) The contractual rights to the cash flows from the financial asset expire.

(b) The financial asset has been transferred, including all the risks and revenues from the ownership.

(c) The financial asset has been transferred, and the company has given up the control of the financial assets, though it has neither transferred the ownership of the financial assets nor retained almost all the risks and revenues from the ownership.

4. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Inventories

Inventories are initially recorded at cost. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Inventories mainly include raw materials, and finished goods.

Inventories are accounted for using the actual costing method. In determining the cost of inventories transferred out or issued for use, the actual costs of raw materials and finished goods are determined by the moving average and weighted average method, respectively.

The Company adopts a perpetual inventory system to account for its inventory.

Provision for decline in value of inventories

Inventories are measured at the lower of cost and net realizable value at the end of a period. When the net realizable value is lower than the cost, the difference is recognized as a provision for decline in value. Provision for decline in value of inventories is made by comparing cost with net realizable value on an individual item basis.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to completion and the estimated expenses and the related taxes necessary to make the sale.

Long-term equity investments

For a business combination involving enterprise under common control, the initial investment cost of the long-term equity investment is the absorbing party' share of the owner's equity of the party being absorbed at combination date. For a business combination not involving enterprises under common control, the initial investment cost of the long-term equity investment acquired is the aggregate of the fair value, at the acquisition date, of the acquiree's identifiable assets, liabilities and contingent liabilities acquired. For a long-term equity investment acquired by cash payment, the initial investment cost shall be the actual purchase price that has been paid. Initial investment cost also includes those costs, taxes and other necessary expenditures directly attributable to the acquisition of the long-term equity investment. For a long-term equity investment acquired by the issue of equity securities, the initial investment cost shall be the fair value of the securities issued.

For a long-term equity investment where the investing enterprise can exercise control over the investee, and a long-term equity investment where the investing enterprise does not have joint control or significant influence over the investee, the investment is not quoted in an active market and its fair value cannot be reliably measured, use cost method; For an investing enterprise which can exercise joint control or significant influence over the investee, a long-term equity investment shall be accounted for using the equity method. Where an investing enterprise cannot exercise joint control or significant influence over the investee and the fair value can be measured reliably, a long-term equity investment is accounted for as available-for-sale financial assets.

4. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Long-term equity investments – continued

Long-term equity investment is accounted for under the cost method

Under the cost method, a long-term equity investment shall be measured at its initial investment cost. When additional investment is made or the investment is recouped, the cost of the long-term equity investment shall adjust accordingly. Cash dividends or profit distributions declared by the investee shall be recognized as investment income in the current period. Investment income recognized by the investing enterprise shall be limited to the amount distributed to it out of accumulated net profits of the investee arising after the investment was made. Any cash dividends or distributions received in excess of this amount shall be treated as a recovery of initial investment cost.

Long-term equity investment accounted for under the equity method

Under the equity method, where the initial investment cost of a long-term equity investment exceeds the investing enterprise's interest in the fair values of the investee's identifiable net assets at the acquisition date, no adjustment shall be made to the initial investment cost. Where the initial investment cost is less than the investing enterprise's interest in the fair values of the investee's identifiable net assets at the acquisition date, the difference shall be charged to profit or loss for the current period, and the cost of the long-term equity investment shall be adjusted accordingly.

Under the equity method, the investment is initially recognized at cost and the carrying amount is increased on decreased to recognize the investor's share of the profit or loss of investee after the date of acquisition. The investor's share of the profit or loss of the investee is recognized in the investor's profit or loss. The investing enterprise shall recognize its share of the net profits or losses made by the investee in the fair values of the investee's identifiable net assets in accordance with the accounting policy and accounting period that the Company has adopted. Recognize investment income or losses based on the adjusted financial statements. The investing enterprise shall adjust the carrying amount of the long-term equity investment for other changes in owner's equity of the investee (other than net profits or losses), and include the corresponding adjustment in equity.

When the Company discontinues recognizing its share of net losses of the investee after the carrying amount of the long-term equity investment together with any long-term interests that in substance from part of the investor's net investment in the investee, if it is not sufficient, until they are reduced to zero, except to the extent that the investing enterprise has incurred obligations to assume additional losses. The Company shall recognize the contingent liabilities according to the contracts or agreement that the investing enterprise has incurred obligations to assume additional losses.

4. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Long-term equity investments – continued

Disposal of long-term equity investments

On disposal of a long-term equity investment, the difference between the proceeds actually received and the carrying amount shall be recognized in profit or loss for the current period. For a long-term equity investment accounted for using the equity method, any changes in the owner's equity of the investee included in the owner's equity of the investing enterprise shall be transferred to profit or loss for the current period on a pro-rata basis according to the proportion disposed of.

Fixed assets and depreciation

Fixed assets are intangible assets that are held for using the production or supply of goods or services, for rental to others, or for administrative purposes; and have useful lives more than one accounting year.

Fixed assets shall be initially measured at cost and shall consider the effect of any expected costs of abandoning the asset at the end of its use. Except for lands category for which no depreciation is provided, and mining structures, which are depreciated using the estimated production volume method, depreciation is provided over their estimated useful lives from the month after they have reached the working condition for their intended use using the straight-line method. The estimated residual rate, useful life and annual depreciation rate of each category of fixed assets are as follows:

Category	Estimated residual value	Useful life	Annual depreciation rate
Buildings	3%	15-30 years	3.23-6.47%
Railway structure	3%	15-25 years	3.88-6.47%
Harbor works and craft	3%	40 years	2.43%
Plant, machinery and equipment	3%	5-15 years	6.47-19.40%
Transportation equipment (Note)	3%	6-18 years	5.39-16.17%

Note: Vessels of Shandong Yanmei Shipping Co., Ltd. are depreciated over 18 years. All the other transportation equipments are depreciated over 6 to 9 years.

Mining structures are depreciated using production volume method at RMB2.5 per tonne of raw coal mined.

Land category only refers to that of Australian Southland coal mine and no depreciation is provided for as Austar enjoys the permanent ownership.

4. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Fixed assets and depreciation – continued

Estimated net residual value of a fixed asset is the estimated amount that an enterprise would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset were already of the age and in the condition expected at the end of its useful life.

Subsequent costs incurred on an asset upon its initial recognition shall be recognised as addition to the asset provided economic benefits associated with the item will flow to the Company, and the revised carrying amount does not exceed the recoverable amount of the said asset.

The Company shall review the useful life and estimated net residual value of a fixed asset and the depreciation method applied at least at each financial year-end. A change in the useful life and or estimated net residual value of a fixed asset or depreciation method used shall be accounted for as a change in an accounting estimate.

When a fixed asset is sold, transferred, retired or damaged, the enterprise shall recognize the amount of any proceeds on disposal of the asset net of the carrying amount and related taxes in profit or loss for the current period.

Fixed assets under construction

Fixed assets under construction are recorded at the actual cost incurred for the construction. Cost includes all expenditures incurred for construction projects, capitalized borrowing costs incurred on a specific borrowing for the construction of fixed assets incurred before it has reached the working condition for its intended use, and other related expenses. A fixed asset under construction is transferred to fixed assets when it has reached the working condition for its intended use.

Intangible assets

An intangible asset is an identifiable non-monetary asset without physical substance owned or controlled by an enterprise.

An intangible asset shall be measured initially at cost. An intangible asset shall be recognized only when the economic benefits associated with the asset will flow to the enterprise and the cost of the asset can be measured reliably. All other expenditure on an intangible item shalol be recognized in profit and loss in the period.

The land use rights purchased should be recognized as intangible assets. When the buildings and plants are acquired, if the cost can be distributed between and land use rights, the amount changed to land use right should be recognized as intangible assets and the amount changed to the plants should be recognized as fixed assets. If the cost can not be reasonably distributed between the plants end the land use rights, all should be recognized as fixed assets.

The depreciable amount of an intangible asset with a finite useful life shall reflect the pattern in which the asset's economic benefits are expected to be realized. If that pattern cannot be determined reliably, the straight-line method shall be used. An intangible asset with an indefinite useful life shall not be amortized.

Land use rights are evenly amortized over 50 years since the certificate of land use rights are obtained.

4. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Intangible asset – continued

Mining rights are evenly amortized over the useful life since the mining rights are obtained. The useful life is estimated based on the total proven and probable reserves of the coal mine.

For an intangible asset with a finite useful life, the Company shall review the useful life and the amortization method applied at least at each financial year-end. A change in the useful life or amortization method used shall be accounted for as a change in an accounting estimate. For an intangible asset with an indefinite useful life, the Company shall reassess the useful life of the asset in each accounting period. If there is evidence indicating that the useful life of that intangible asset is finite, the Company shall estimate the useful life of that asset and apply the accounting requirements of the Standard accordingly.

Long-term prepaid expenses

Long-term prepaid expenses are expenditures and other expenses has occurred which will be benefited over 1 year (excluding within 1 year). It will be amortized evenly over the estimated benefit period.

Impairment of assets

The Company assesses at each balance sheet date whether there is any indication that the long-term equity investments measured by equity method, investment property, fixed assets, construction in progress and intangible assets with finite useful life may be impaired. If there is objective evidence that one or more events that occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset which can be reliably estimated, a financial asset is impaired. If the result of the recoverable amount calculation indicates the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset shall be reduced to its recoverable amount. That reduction is recognized as an impairment loss and charged to profit or loss for the current period and an impairment loss of the asset is recognized accordingly.

Goodwill acquired in a business combination and intangible assets with indefinite paid shall be assessed for impairment at least at each financial year-end. For the purpose of impairment assessment, goodwill shall be considered together with the related asset groups or sets of asset group allocated with goodwill should be assesed for impairment at each financial year-end. If the recoverable amount of the asset groups or set of asset groups is less than the book value, the impairment loss will firstly be charged to the goodwill allocated to the asset groups or sets of asset groups, and then be charged proportionally to the book value of the asset groups or sets of asset groups.

The recoverable amount of an asset is the higher of its fair value cost of disposal and the present value of the future cash flows expected to be derived from the asset costs of disposal. An asset's fair value less costs of disposal is the price in a sale agreement in an arm's length transaction, adjusted for incremental costs that would be directly attributable to the disposal of the asset. If there is not sale agreement but an asset is traded in an active market, fair value shall be the asset's market price less the costs of disposal. If there is not agreement or active market for an asset, fair value shall be based on the best available information.

Once an impairment loss is recognized, it shall not be reversed in a subsequent period.

4. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Financial liability

Financial liability divided into financial liability at fair value through profit or loss and other financial liabilities at initial measurement according to the holding purpose.

Financial liability at fair value through profit or loss

It includes financial liability held for trading and financial liability designated by the entity as at fair value through profit and loss. It is subsequently measured at fair value through profit or loss.

Financial liability held for trading and financial liability designated as at fair value meet the same condition as that for financial assets at fair value through profit and loss.

Other financial liabilities

Other financial liabilities are subsequently measured by amortized cost using the effective interest method according to the difference between the net amount received and the amount to be repaid on the date of maturity.

Employee benefits

In the accounting period in which an employee has rendered service to the company, the company shall recognize the employee benefits payable for that service as a liability.

The company participates in social security systems required by the government. Payments of social security contributions for employees, such as premiums or contributions on medical insurance, pension insurance, payments of housing funds and other security system shall be recorded into related assets or current profit or loss.

When the company terminates the employment relationship with employees before the end of the employment contracts or provides compensation as an offer to encourage employees to accept voluntary redundancy, if the company has a formal plan for termination of employment relationship or has made an offer for voluntary redundancy, which will be implemented immediately, and the company cannot unilaterally withdraw from the termination plan or the redundancy offer, a compensation liability arising from the termination of employment relationship with employees should be charged to the profit or loss for the current period.

Internal union retirement plan adopts the same principles of benefits above. The company recognizes the social security fees paid which is calculated from the date that the employee stops offer services to the date that the employee retires as employee benefits payable for the current period.

4. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Contingent Liability

The obligation related to a contingency is recognized as a liability when it meets the following conditions:

(1) the obligation is a present obligation of the Company;

(2) it is probable that an outflow of economic benefits from the Company will be required to settle the obligation;

(3) a reliable estimate can be made of the amount of the obligation.

At the balance sheet date, factors pertaining to a contingency such as the risks, uncertainties and time value of money are taken into accounting a provision is initially measured at the best estimate of the out-flow of economic benefits required to settle the related present obligation.

Where some or all of the expenditure required to settle a liability that meets the above recognition criteria is expected to be reimbursed by a third party or other parties, the reimbursement is separately recognized as an asset when, and only when, it is virtually certain that the reimbursement will be received. The amount recognized for the reimbursement is limited to the carrying amount of the liability recognized.

Wei Jian Fei

According to the relevant regulations, Wei Jian Fei is accrued at RMB6 per tonne of raw coal mined and is recorded in cost of sales and other current liabilities. Wei Jian Fei is used for purchase of coal production equipment and refurbishment of coal mining structure and the corresponding amounts are transferred from other current liabilities to capital reserves when the construction facilities are put into use. Pursuant to the relevant regulations, the capital reserve can only be used for the future development of the coal mining business.

Work safety expense

Pursuant to "Method for Accrual and Usage of Work Safety Expense" Caijian [2004] No. 119, which was jointly issued by States Finance Bureau, National Development and Reform Commission and State Administration of Coal Mine Safety, Work Safety Expense is accrued at RMB8 per ton raw coal mined and recorded in cost of sales and long-term liability from May1,2004. Work Safety Expense is used for purchase of coal production equipment and safety expense of coal mining structure. Relevant expenditure should offset with long-term payable when actually incurs and related fixed assets should be fully depreciated and no further depreciation is provided afterwards.

Reform and specific development fund

Pursuant to "Notice of setting up reform and specific Development Fund for provincial key corporations" Caiqi [2004] No.28, which was jointly issued by Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Municipal Government, Shandong Province Coal Mine Industry Bureau, Reform and Specific Development Fund is accrued at RMB5.00 per tonne of raw coal mined from July1, 2004 and is used for related expenditures on mine construction.

4. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Division of liability and equity

The Company divides the financial instruments or parts of them into financial assets, liabilities and equity instruments at the initial recognition in accordance with the substance of the financial instruments and the definitions of financial assets, liabilities and equity instruments.

Equity instruments

Equity instruments are any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

The transaction fees arising from the issue of equity instruments by one party in the corporate merger shall be reduced in the premium income. If the transaction fees overweight the premium income, the company shall reduce them in the retained revenue. For other equity instruments, the price received during the issue shall be added to shareholder's equity after reducing the transaction fees. If the company repurchase the equity instrument, the price paid and transaction fees shall reduce the shareholder's equity. When issuing, repurchasing, selling, or cancelling the equity instrument, the company shall not recognize the profit or loss.

The distribution (excluding the dividend) to the equity instrument holders by the company shall reduce the shareholder's equity. The company shall not recognize the changes of the equity instruments' fair value.

Revenue recognition

Revenue from sales of goods:

Revenue is recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, will receive the economic benefits associated with the transaction, and can reliably measure the relevant amount of revenue and costs.

Revenue from rendering of services:

When the provision of services is started and completed within the same accounting year, revenue is recognized at the time of completion of the services. When the provision of services is started and completed in different accounting years and the outcome of a transaction involving the rendering of services can be estimated reliably, revenue is recognized at the balance sheet date by the use of the percentage of completion method. Revenue is otherwise recognized at the balance sheet date only to the extent of the costs incurred that are recoverable and service costs are recognized as expenses in the period in which they are incurred. If the service costs incurred are not expected to be recovered, revenue is not recognized.

4. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Revenue recognition – continued

Interest income:

Interest income is measured based on the length of time for which the enterprise's cash is used by others and the applicable interest rate.

Government grant

Government grants are transfer of monetary assets or non-monetary assets from the government to the Company at no consideration, excluding capital considerations from the government as an owner of the Company to the Company. Government grants are classified into government grants related to assets and government grants related to income. Government grant shall be recognized when, and only when the conditions are met.

If a government grant is in the form of a transfer of a monetary asset, the item shall be measured at the amount received or receivable. If a government grant is in the form of a transfer of a non-monetary asset, the item shall be measured at fair value. If fair value is not reliably determinable, the item shall be measured at a nominal amount and recognized immediately in profit or loss for the current period.

A government grant related to an asset shall be recognized as deferred income, and evenly amortized to profit or loss over the useful life of the related asset.

A government grant related to income shall be accounted for as follows:

- if the grant is a compensation for related expenses or losses to be incurred by the enterprise in subsequent periods, the grant shall be recognized as deferred income, and recognized in profit or loss over the periods in which the related costs are recognized.

- if the grant is a compensation for related expenses or losses already incurred by the enterprise, the grant shall be recognized immediately in profit or loss for the current period.

Repayment of a government grant already recognized shall be accounted for as follows:

- if there is any related deferred income, the repayment shall be offset against the carrying amount of the deferred income, and any excess shall be recognized in profit or loss for the current period.

- if there is no related deferred income, the repayment shall be recognized immediately in profit or loss for the current period.

4. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Borrowing costs

Borrowing costs include interest, amortization of discount or premiums related to borrowings, ancillary costs incurred in connection with the arrangement of borrowings, and exchange differences arising from foreign currency borrowings. Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset (that necessarily take a substantial period of time for acquisition, construction or production go get ready for their intended use or sale), when expenditures for the asset and borrowing costs are being incurred, activities relating to the acquisition, construction or production of the asset that are necessary to prepare the asset for its intended use or sale have commenced shall be capitalized as part of the cost of that assets discontinue the capitalization when acquired and constructed production is available for use. The actual amounts of ancillary costs incurred after the qualifying asset becomes ready for its intended use or sale shall be recognized as an expense in the period in which they are incurred.

Qualifying assets are assets (fixed assets, investment property, inventories, etc) that necessarily take a substantial period of time for acquisition, construction or production to get ready for their intended use or sale.

Capitalization of borrowing costs shall be suspended during periods in which the acquisition, construction or production of a qualifying asset is interrupted abnormally, when the interruption is for a continuous period of more than 3 months. The borrowing costs incurred during these periods shall be recognized as expenses for the current period until the acquisition, construction or production of a qualifying asset is resumed.

Income tax

Income tax for the current period

Income taxes for the current period is measured based on current period taxable income. Taxable income is the accounting profit before tax adjusted in accordance with requirements of tax laws, the Company's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets and liabilities

The differences between the carrying amount of an asset or liability and its tax base. For those items that have a tax base but are not recognized as assets or liabilities in the balance sheet that can be determined according to tax laws, the difference between the tax base of such an item and its carrying amount is also a temporary differences.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and its accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all deductible temporary difference and deferred tax assets are generally recognized for all deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

4. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Income tax – continued

Deferred tax assets and liabilities – continued

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is not longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, according to the requirement of tax laws

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is not longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. If it is possible to gain sufficient taxable profits, the deduction could be reversed.

Deferred tax assets and liabilities should not be discounted.

Income tax expense

Income tax expense includes current tax and deferred tax.
Except for those transactions or events that are recognized directly in owner's equity which cause the relevant current tax and deferred tax expense (income) being recorded in capital reverse and deferred tax adjusting the book value of goodwill arising from business combinations, current tax and deferred tax expense or income are included in profit or loss for the current period.

Business combinations

A business combination is a transaction or event that brings together of separate enterprises into one reporting entity. Business combinations are classified into business combinations involving enterprises under common control and business combinations not involving enterprises under common control.

The company recognize the assets and liabilities arise from the business combinations at the combinations date or acquisition date. Combinations date or acquisition date is the date on which the absorbing party effectively obtains control of the party being absorbed.

4. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Business combinations – continued

Business combinations involving enterprises under common control

A business combination involving enterprise under common control is a business combination in which all of the combining enterprises are ultimately controlled by the same party or parties both before and after the combination, and that control is not transitory. On the combination date, obtains control of another enterprise participating in the combination is the absorbing party, while that other enterprise participating in the combination is a party being absorbed.

Assets and liabilities that are obtained by the absorbing party in a business combination are measured at their carrying amounts at the combination date as recorded by the party being absorbed. The difference between the carrying amount of the net assets obtained and the carrying amount of the consideration paid for the combination (or the aggregate face value of shares issued as consideration) is adjustment to capital reserve. If the capital reserve is not sufficient to absorb the difference, any excess shall be adjusted against retained earnings.

The cost of a combination incurred by the absorbing party includes any costs directly attributable to the combination is recognized as expenses when incurred.

Business Combinations not Involving Enterprises Under common Control and Goodwill

A business combination not involving enterprises under common control is a business combination in which all of the combining enterprises are not ultimately controlled by the same party or parties before and after the combination. For a business combination not involving enterprises under common control, the party that, on the acquisition date, obtains control of another enterprise participating in the combination is the acquirer, while that other enterprise participating in the combination is the acquiree.

The cost of combination for a business combination not involving enterprises under common control is the aggregate of the fair values, at the acquisition date, of the assets given, liabilities incurred or assumed, equity securities issued by the acquirer and costs incurred that are directly attributable to the business combination in exchange for control of the acquiree. For a business combination achieved in stages that involves multiple exchange transactions, the cost of combination is the aggregate of the costs of individual transactions.

The acquirer shall, at the acquisition date, recognizes the acquiree's identifiable assets, liabilities and contingent liabilities acquired at fair value.

4. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Business combinations – continued

Business Combinations not Involving Enterprises Under common Control and Goodwill – continued

Where the cost of a business combination exceeds the acquirer's interest in the fair value of the acquiree's identifiable assets, liabilities and contingent liabilities acquired, the difference shall be recognized as goodwill. Where the cost of combination is less than the acquiree's interest in the fair value of the acquiree's identified assets, liabilities and contingent liabilities acquired, the difference should be accounted for according to the following requirements: (1) the acquirer shall reassess the measurement of the fair values of the acquiree's identifiable assets, liabilities and contingent liabilities and measurement of the cost of combination (2) if after the assessment, the cost of combination is still less than the acquirer's interest in the fair value of the acquiree's identifiable net assets, the acquirer shall recognize the remaining difference immediately in profit or loss for the current period.

Lease

A finance lease is a lease that transfers substantially all the risks and rewards incident to ownership of an asset. All other leases are classified as operating leases. Lease payments under operating leases are recognized as an expense in the income statement on a straight-line basis over the lease term.

The Company as lessee under operating leases

Lease payments under operating leases are recognized as an expense in the income statement on a straight-line basis over the lease term. Initial direct costs incurred by the lessee shall be charged to profit and loss for the current period. Contingent rents shall be charged to profit or loss in the period in which they are actually incurred.

Preparation methods for consolidated financial statements

Consolidated financial statements are financial statements which consolidate the Company and the subsidiaries which directly or indirectly controlled by the Company or specific purpose entities. Control is the power to govern the financial and operating policies of any entity so as to obtain benefits from its operating activities.

The Company recognize the time it substantially transferred the risks and benefits related to the shares of the subsidiaries acquired or disposed as the date of acquisition or disposal. For those subsidiaries acquired or disposed not controlled by the same parent, the operating results and cash flows after the acquisition date and before disposal date have been properly included in the consolidated income statements and consolidated cash flow statements. For those subsidiaries acquired or disposed controlled by the same parent company, the operating results and cash flows from the opening of the consolidation period to the consolidation date are also presented in the consolidated income statement and the consolidated cash flow statements. The comparative consolidated financial statements amount is also adjusted respectively.

4. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Preparation methods for consolidated financial statements – continued

If the accounting policy applied by the subsidiary is different from that of the Company, the financial statements of the subsidiary will be adjusted respectively according to the Company's accounting policy, when preparing the consolidated financial statements. For those subsidiaries not controlled by the same parent, the financial statements are respectively adjusted according to the fair value of identifiable assets, liabilities and contingencies at the acquisition date.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

Minority interests in the net assets (excluding goodwill) of consolidated subsidiaries are identified separately from the Group's equity therein. Minority interests consist of the amount of those interests at the date of the original business combination (see below) and the minority's share of changes in equity since the date of the combination. Loss applicable to the minority in excess of the minority interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Translation of foreign currency financial statements

The foreign currency financial statements of a foreign operation are translated to RMB as following.

Assets and liabilities on the balance sheet are translated at the spot exchange rate prevailing at the balance sheet date. All equity items except for unappropriated profits (or accumulated losses) are translated at the spot exchange rates at the dates on which such items arose. Income and expenses in the income statement are translated at the spot exchange rates at the dates of the transactions.

The unappropriated profits (or accumulated losses) brought forward are reported at the prior year's closing balance. The unappropriated profits (or accumulated losses) carried forward are calculated, based on the translated amounts of profits (or losses) and other profit appropriation items. All exchange differences resulting from the translation are recognized as "translation reserve" in the equity on the balance sheet.

Cash flows of foreign currency or from a foreign subsidiary are translated at the spot exchange rates at the date of transaction. The effect of exchange in exchange rates on cash and cash equivalents is presented separately as a reconciling item in the cash flow statement.

The opening balances and prior year's figures are presented according to the translated amounts of the prior year.

4. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Segment reporting

In disclosing segment information, the Company identifies business segments and geographical segments. A business segment is a distinguishable component of the Company that is engaged in providing an individual or a group of related products or services and that is subject to risks and returns that are different from those of other components. A geographical segment is a distinguishable component of the Company that is engaged in providing products or services within a particular economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments.

The Company identifies primary reporting format and secondary reporting format in disclosure of segment information. Since the risks and returns of the Company are affected predominantly by differences in the products and services it products, the primary format in disclosure of segment information is business segments, and the secondary format is geographical segments.

Inter-segment transfers are measured on the basis of actual transaction price for such transfers.

Earnings per share

Basic earnings per share

Basic earnings per share are net profit or loss for the current period attributable to ordinary shareholders divided by the weighted average number of ordinary shares outstanding.

The number of new issued ordinary stock shares shall be calculated since the date of price receivable in accordance with the specific provisions of the issue contract.

Diluted Earnings per share

Diluted earnings per share takes the dilutive potential ordinary shares into consideration, and relevantly adjust both the net profit and loss for the current period attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding.

Dilutive potential ordinary shares are those potential ordinary shares that would reduce earnings per share if they were converted into ordinary shares in the current period.

When the company adjusts the net profit attributable to ordinary shareholders, any interest recognized as expenses in the current period related to dilutive potential ordinary shares, any income or expenses that would result from the conversion of dilutive potential ordinary shares, and the associated tax effects should be considered.

4. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Earnings per share – continued

Diluted Earnings per share – continued

For the purpose of calculating diluted earnings per share, the weighted average number of ordinary shares outstanding shall be the sum of the weighted average number of ordinary shares determined for the purpose of calculating basic earnings per share and the weighted average number of ordinary shares that would be issued on the conversion of dilutive potential ordinary shares into ordinary shares.

For the purpose of calculating the weighted average number of ordinary shares that would be issued on the conversion of dilutive potential ordinary shares, dilutive potential ordinary shares issued in previous periods shall be deemed to have been converted at the beginning of the current period. Dilutive potential ordinary shares issued during the current period shall be deemed to have been converted on their issue date.

Offset of Financial Assets and Financial Liabilities

If the company owns the legitimate rights of offsetting the financial assets and financial liabilities recognized, which are enforceable currently, and the company plans to realize the financial assets or to clear off the financial liabilities by net amount method, the amount of the offsetting financial assets and financial liabilities shall be reported in the balance sheep. Moreover, financial assets and financial liabilities shall be reflected in the balance sheet respectively without offsetting.

5. FOUNDATION OF THE IDENTIFICATION OF SIGNIFICANT ACCOUNTING POLICIES AND THE KEY ASSUMPTIONS AND UNCERTAINTIES ADOPTED IN ACCOUNTING ESTIMATES

Depreciation and amortization

The coal well constructions are accrued depreciation by the methods of production. The production is the production estimated according to the design of the coal well constructions. The authorities estimates the remaining years usable of the assets depreciated and the production of the coal wells.

The right for coal mining

The right for coal mining is amortized by the straight-line method in accordance with the shorter one between the mineable period estimated and the contract year. The mineable period is estimated by the storage of coal in the wells, and the storage is estimated by the relative authorities.

Accounts receivables and bad debt impairment estimates

The relative authorities regularly review the recyclability of the accounts receivable and its ages. The bad debt impairment is estimated by the present value of the future cash flow converted by the discount rate.

5. FOUNDATION OF THE IDENTIFICATION OF SIGNIFICANT ACCOUNTING POLICIES AND THE KEY ASSUMPTIONS AND UNCERTAINTIES ADOPTED IN ACCOUNTING ESTIMATES – CONTINUED

Estimated goodwill impairment

In deciding whether the goodwill should be impaired, the goodwill will be assessed to the value of related assets or group of assets. The goodwill calculated by the value needs to be estimated by the company in accordance with the present value of future cash flow, which is produced by the assets group of the combination of the assets group, converted by appropriate discount rate. Up to June 30, 2007, the goodwill to the book value is of RMB12,319,645.

The cash flow estimates of the above assets group or assets group combinations during the budgeting period are based on the revenue estimates in the period, expected gross margin and the expected increases of the raw material prices. The cash flow estimates include expected revenue, gross margin and raw material assumption. The management believes that the appropriate changes of the assumptions will not lead to the situation that the book value of the assets group or assets group combinations above exceeds their recyclable amount.

6. CHANGES IN ACCOUNTING POLICIES

First-time adoption of the new accounting standards since January 1, 2007. From this day on, recognize, calculate, and report the company's transactions or events in accordance with the new accounting standards. For the changes of the accounting policies, our company uses the following methods.

6.1 Changes in accounting policies accounted for using petrospective application

Long-term Equity Investment

Before the implementation of the new accounting standards, long-term equity investments are calculated by the equity accounting method, and the difference between the initial investment cost and the equity share possessed by the unit being invested should be calculated as the borrower's balance of the investor's equity, which would be averagely shared to a certain period and recorded into loss and gain. Initial investment costs are less than the equity share possessed by the unit being invested, and the differences occurred before the publication of the Finance-accounting [2003] No. 10 Documents are calculated as the lender's balance of equity investment, shared averagely to a certain period, and recorded into loss and gain. Those differences occurred after the publication of Finance-accounting [2003] No. 10 Documents are recorded into capital surplus.

See Note 4 "long-term equity investment" for the accounting policies related to long-term equity investment in the new accounting standards. For the first-time adoption date of the new accounting standards, the balance of the equity investment caused by the unshared long-term equity investment, which occurred under the control of corporate consolidation, should be completely amortized. Other equity investment lender's balance measured by equity method is also amortized. Adjust the retained earnings of the first adoption date.

6. CHANGES IN ACCOUNTING POLICIES – CONTINUED

6.1 Changes in accounting policies accounted for using petrospective application – continued

Income Tax

Income tax is provided under the tax payable method before the adoption of the new accounting standards.

See Note 4 "Income Tax" for the accounting policies related to income tax in the new accounting standards.

Goodwill

Before the adoption of the new accounting standards, under the corporate merger under the same control, the differences between the merger costs and the shareholder's equity book value of the combined party should be regard as goodwill, and amortized averagely into a certain period.

See Note 4 "Business Combination" for the accounting policies of the merger of corporate under the same control in the new accounting standards. For the first-time adoption date, the value of the merger corporate under the same control should be all amortized if the value has been confirmed as goodwill but not been amortized completely.

Goodwill Impairment

Before the adoption of the new accounting standards, under the corporate merger not under the same control, the differences between the merger costs and the shareholder's equity book value of the combined party should be regard as goodwill, and amortized averagely into a certain period. Goodwill usually does not accrue impairment preparation.

See Note 4 "Business Combination" for the accounting policies of the merger of corporate under the same control in the new accounting standards.

Financial Assets

Before the adoption of the new accounting standards, short-term investments are priced according to their initial investment costs, and calculated according to the lower one between costs and market price at the end of the period. The long-term stock investment acquired which is within an active market, but is not controlled, commonly controlled, or greatly influenced by the invested units will be calculated according to the initial investment costs, and will be calculated by costs method when on hand.

After the adoption of the new accounting standards, the investments above are divided into 2 parts-the financial assets, which are calculated according to the fair value with their changes recorded into current loss and gains, and financial assets for sale, respectively. See Note 4 "Financial Assets" for the corresponding accounting policies.

6. CHANGES IN ACCOUNTING POLICIES – CONTINUED

6.1 Changes in accounting policies accounted for using petrospective application – continued

Consolidated Financial Statement

Before the adoption of the new accounting standards, minority shareholder's equity is reported individually in the liabilities and shareholder interests items of the consolidated financial statement, and minority shareholder's loss and gain are reflected as deduction before net profits.

See Note 4 "Consolidated Financial Statement" for the corresponding accounting policies of the new accounting standards.

For the modification of the accounting policies, according to the provisions of No.38 standards, the company has traced back to and adjusted the numbers at the beginning of the period (or contrast numbers of last year) of the financial statements, and has restated the comparable period financial statement. The influences of the medication of accounting policies above on the financial statement from January 1, 2006 to December 31, 2006 are as follows:

	Influences on shareholder's equity of the group at Jan 1,2006					Influence on shareholder's equity of the group at Dec 31,2006				
	Unappropriated profit	Surplus reserves	Capital reserves	Minority interest	Total	Unappropriated profit	Surplus reserves	Capital reserves	Minority interest	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
(1) Equity investment difference arise form business combination involving enterprises under common control	-	-	(10,007,700)	-	(10,007,700)	900,693	100,077	(224,661,550)	-	(223,660,780)
(2) Income tax	-	-	-	-	-	-	-	(11,207,245)	-	(11,207,245)
(3) Goodwill arise form business combination involving enterprises under common control	32,985,000	3,665,000	(120,000,000)	-	(83,350,000)	45,486,000	5,054,000	(120,000,000)	-	(69,460,000)
(4) Available-for-sale financial assets	-	-	-	-	-	-	-	33,961,349	-	33,961,349
(5) Minority interest presented as Shareholders' equity	-	-	-	53,912,439	53,912,439	-	-	-	65,488,512	65,488,512
Total	32,985,000	3,665,000	(130,007,700)	53,912,439	(39,445,261)	46,386,693	5,154,077	(321,907,446)	65,488,512	(204,878,164)

6. CHANGES IN ACCOUNTING POLICIES – CONTINUED

6.1 Changes in accounting policies accounted for using petrospective application – continued

Consolidated Financial Statement – continued

The influences of the medication of accounting policies above on net profits of the year 2006 are as follows:

	Amount RMB
1. Equity Investment differences occurred by the corporate merger under the same control	1,000,770
2. Goodwill occurred by the corporate merger under the same control	13,890,000
3. Minority profit and loss recorded as shareholder's profit and loss	341,511
Total	15,232,281

6.2 Changes in accounting policies accounted for using prospective application

Except for the modified accounting policies stated above, the company occurred the following modification of accounting policies because of the first-time adoption of new accounting standards, and the modification has been adjusted by Future Applicable Method. Including:

Pre-operation Expenses

Before the adoption of the new accounting standards, the fees occurred during preparation are recorded into current period loss and gain from the first-time operation month except the fees for purchasing and constructing fixed assets. After the adoption of the new accounting standards, the fees occurred during preparation are recorded into current loss and gain.

Employee Welfare

Before the adoption of the new accounting standards, the company accrues employee welfare by 14% of the total amount of wages, and records it into current loss and gain. After the adoption of the new accounting standards, the company stops accruing employee welfare by 14%, but recognizes the wages payable by the actual situation and employee welfare plan, and records it into current loss and gain.

7. TAXES

Value added tax

Value added tax ("VAT") on sales is calculated at 13% on revenue from sales of coal products and 17% on other types of sales, and paid after deducting input VAT.

Pursuant to the "Notice of the adjustment of export refund rate" (Caishui [2003] No.222), which was jointly issued by the Ministry of Finance and the State Administration, all the tax refund rate of coal exported by the Company was reduced from 13% to 11% from January 1, 2004. Pursuant to the notice "Notice of the adjustment of export refund rate" (Caishui [2005] No.75) which was jointly issued by the Ministry of Finance and the State Administration, all the tax refund rate of coal exported by the Company was refund fro, 11% to 8% from May 1, 2005. Pursuant to Caishui [2006] No.139, for export contracts signed on or before September 14, 2006, if they can be filed for record before September 30, 2006 and the exports are made before December 14, 2006 (inclusive), the business can claim refund from the authorities using the old export refund rates. Businesses that fail to file the export contracts before the prescribed date or fail to declare the export before 15 December 2006, must apply the new export refund rate.

Income tax

Income tax, including both national and domestic income tax, is calculated at 33% of the total assessable income of the Company.

Income tax for Yancoal Australia Pty Limited and Austar Coal Mine Pty Limited is calculated at 30% of the total assessable income of the company.

Business tax

Business tax is paid at the 5% of the corresponding revenue, except for the business tax on revenue from coal transportation service is calculated at 3%.

Resource tax

Pursuant to the "Notice of the adjustment of resource tax amount of Shandong province" (Caishui [2005] No.86), which was jointly issued by the Ministry of Finance and the State Administration, resource tax of Shandong province is calculated and paid at the amount of RMB3.60 per tonne of raw coal sold and consumed in clean coal production from May 1, 2005. Meanwhile, pursuant to the "Notice of the adjustment of resource tax amount of Shanxi province" (Caishui [2004] No.187), which was jointly issued by the Ministry of Finance and the State Administration, resource tax of Shanxi province is calculated and paid at the amount of RMB3.20 per tonne of raw coal sold and consumed in clean coal production from July 1, 2004.

7. TAXES – CONTINUED

City construction tax & education fee

Although the Company was changed to a Sino-foreign joint stock limited company, it is still subject to all taxes applicable to domestic enterprise according to the "Reply Letter to Yanzhou Coal Mining Co., Ltd." issued by State Taxes Bureau (Guoshuihan [2001] No.673). The Company continues to calculate and pay the taxes under the tax law applicable to domestic companies. Therefore, the city construction tax and education fee are still calculated and paid at 7% and 3%, respectively, on the total amount of VAT payable and business tax payable.

According to "Notice of issues on collection of city construction tax & education fee after application of "Exemption, counteract and refund by exporting enterprises" issued by Shandong Local Taxes Bureau (Ludishuifa [2002] No.108), the amount of VAT exemption and counteract declared by the Company is also deemed as the basis for city construction tax & education fee calculation.

8. SCOPE OF CONSOLIDATION AND DETAILS OF SUBSIDIARIES

The Company owns the following subsidiaries:

Name of subsidiaries	Place of registration	Registered capital/ Paid-in capital	Equity indirectly held by the company		Type of enterprise	Consolidation not
			Directly	Indirectly		
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd. ("Zhongyan Trade")	Qingdao, Shandong	RMB2,100,000	52.38%	-	Company limited	Yes
Shangdong Yanmei Shipping Co., Ltd. ("Yanmei Shipping")	Jining, Shandong	RMB5,500,000	92%	-	Company limited	Yes
Yanzhou Coal Yulin Power Chemical Co., Ltd ("Yulin Power")	Yulin, Shanxi	RMB800,000,000	97%	-	Company limited	Yes
Yancoal Australia Pty Limited Zhongyan Trade Co., Ltd. ("Yanmei Australia")	Australia	AUD 30,000,000	100%	-	Company limited	Yes
Austar Coal Mine Pty Limited. ("Austar Coal Mine")	Australia	AUD 30,000,000		100%	Company limited	Yes
Yancoal Heze Power Chemical Co., Ltd. ("Heze Power")	Heze, Shandong	RMB600,000,000	96.67%	-	Company limited	Yes
Shanxi Power Co, Ltd ("Shanxi Power")	Jingzhong, Shanxi	RMB600,000,000	100%	-	Company limited	Yes
Heshun Tianchi Energy Co, Ltd ("Heshun Tianchi")	Jingzhong, Shanxi	RMB90,000,000	-	81.31%	Company limited	Yes
Shanxi Tianhao Chemical Co, Ltd ("Tianhao Chemical")	Xiaoyu, Shanxi	RMB150,000,000	-	99.85%	Company limited	Yes

8. SCOPE OF CONSOLIDATION AND DETAILS OF SUBSIDIARIES – CONTINUED

Nature of business of Zhongyan Trade: international trade, processing and matching, trimming, exhibiting and storage in Qingdao Free Trade Zone (except for project subjected to special approval according to national regulations).

Nature of business of Yanmei Shipping: transportation service via river and lakes within the province of Shandong, Jiangsu, Anhui, Zhejiang and Shanghai and sales of coal.

Nature of business of Yulin Power Chemical: development of methanol and acetic acid construction for 600,000 ton methanol, 200,000 ton acetic acid and coal mine, electric project.

Nature of business of Yanmei Australia: investment holding company.

Nature of business of Austar Coal Mine: coal mining and sales of coal.

Nature of business of Heze power: the third industry and Pre-operation preparation for construction of Juye coal mine.

Nature of business of Shanxi Power: Investment in heat and electricity, manufacture and sale of mining machinery and engine products and the development of integrated coal technology.

Nature of business of Heshun Tianchi: Exploration and sale of coal from Tianchi Coal Mine.

Nature of business of Tianhao Chemical: Engagement in the production of methanol and other chemical products (except for those are restricted by the government), coke production, exploration and sales.

Note 1 On May, 2007, Heze's shareholders increased Heze's capital by RMB 900 million. Among all, the company invested RMB874 million, raising the percentage of its investment from 95.67% to 96.67%.

Note 2 On January, 2007, the company signed agreement with Yankuang Runan Fertilizer Plant who holds 2% shares of Shanxi Power that the company would buy the 2% shares at the price of RMB14,966,200. Since then, the company owns 100% shares of Shanxi Power.

9. BANK BALANCES AND CASH

	The Group At June 30,2007			The Group At December 31, 2006		
	Foreign currency	Exchange rate	RMB equivalent	Foreign currency	Exchange rate	RMB equivalent
Cash on hand						
RMB	-	-	371,558	–	–	966,211
Cash in bank						
RMB	-	-	6,100,062,158	–	-	4,624,342,664
USD	97,587,227	7.6155	743,227,313	102,675,776	7.8087	801,764,334
EUR	3,286,136	10.2337	33,629,317	6,676,043	10.2665	68,539,592
AUD	30,912,572	6.4607	199,716,855	11,401,669	6.1599	70,233,141
HKD	108,077,376	0.9744	105,310,595	455,405,431	1.0047	457,545,836
GBP	-	-	-	184,695	15.3232	2,830,125
Other monetary assets						
RMB	-	-	1,148,067	–	–	1,838,856
			7,183,465,863			6,028,060,759

10. NOTES RECEIVABLE

	The Group At 30 June, 2007 RMB	The Group At December 31, 2006 RMB
Bank acceptance bills	1,064,618,508	2,061,620,338

See note 57 4(d) for notes receivable due from shareholders of the Company holding more than 5% of the total shares of the Company.

11. ACCOUNTS RECEIVABLE

The aging analysis of accounts receivable is as follows:

The Group

Aging	At June 30, 2007				At December 31, 2006			
	Amount RMB	%	Bad debt provision RMB	Net book value RMB	Amount RMB	%	Bad debt provision RMB	Net book value RMB
Within 1 year	155,214,585	86	6,560,300	148,654,285	220,214,701	90	6,512,361	213,702,340
1 to 2 years	872,070	-	395,957	476,113	868,832	-	400,715	468,117
Over 3 years	24,490,807	14	24,490,807	-	24,533,988	10	24,533,988	-
Total	180,577,462	100	31,447,064	149,130,398	245,617,521	100	31,447,064	214,170,457

The Company

Aging	At June 30, 2007				At December 31, 2006			
	Amount RMB	%	Bad debt provision RMB	Net book value RMB	Amount RMB	%	Bad debt provision RMB	Net book value RMB
Within 1 year	85,679,382	77	6,530,111	79,149,271	187,865,506	88	6,482,172	181,383,334
1 to 2 years	872,070	1	395,957	476,113	868,832	-	400,715	468,117
Over 3 years	24,490,807	22	24,490,807	-	24,533,988	12	24,533,988	-
Total	111,042,259	100	31,416,875	79,625,384	213,268,326	100	31,416,875	181,851,451

11. ACCOUNTS RECEIVABLE – CONTINUED

The disclosure of accounts receivable by category is as follows:

The Group

Item	At June 30, 2007				At December 31, 2006			
	Amount RMB	%	Bad debt provision RMB	Net book value RMB	Amount RMB	%	Bad debt provision RMB	Net book value RMB
Individually significant amount	82,170,874	46	6,389,771	75,781,103	176,361,500	72	6,022,011	170,339,489
Individually insignificant amount with high risks after the combination of credit risk characteristics	25,362,877	14	24,886,764	476,113	25,402,820	10	24,934,704	468,116
Other insignificant amount	73,043,711	40	170,529	72,873,182	43,853,201	18	490,349	43,362,852
Total	180,577,462	100	31,447,064	149,130,398	245,617,521	100	31,447,064	214,170,457

The Company

Item	At June 30, 2007				At December 31, 2006			
	Amount RMB	%	Bad debt provision RMB	Net book value RMB	Amount RMB	%	Bad debt provision RMB	Net book value RMB
Individually significant amount	82,170,874	74	6,389,771	75,781,103	176,361,500	83	6,022,011	170,339,489
Individually insignificant amount with high risks after the combination of credit risk characteristics	25,362,877	23	24,886,764	476,113	25,402,820	12	24,934,704	468,116
Other insignificant amount	3,508,508	3	140,340	3,368,168	11,504,006	5	460,160	11,043,846
Total	111,042,259	100	31,416,875	79,625,384	213,268,326	100	31,416,875	181,851,451

11. ACCOUNTS RECEIVABLE – CONTINUED

The individually significant amount refers to the accounts receivable above RMB8,000,000.

The individually insignificant amount with high risks after combination of credit risk characteristics refers to the insignificant accounts receivable which is aging over one year.

The Group balance of the 5 largest debtors is as follows:

Total balance of the 5 largest debtors RMB	**Aging**	**Percentage in accounts receivable balance** %
82,170,874	Within 1 year	45

The Company balance of the 5 largest debtors is as follows:

Total balance of the 5 largest debtors RMB	**Aging**	**Percentage in accounts receivable balance** %
82,170,874	Within 1 year	74

See note 57(4)d for accounts receivable due from shareholders of the Group and the Company holding more than 5% of the total shares of the Company.

12. PREPAYMENTS

Aging	The Group At June 30, 2007		The Group At December 31, 2006	
	RMB	%	RMB	%
Within 1 year	**130,192,933**	**91**	101,141,006	87
1 to 2 years	**12,409,080**	**9**	14,753,458	13
Total	**142,602,013**	**100**	115,894,464	100

The Group balances of the 5 largest debtors is as follows:

Total balance of the 5 largest debtors	**Percentage in prepayments balance**
RMB	%
44,792,949	31

See note 57(4)d for prepayments to shareholders of the Group holding more than 5% of the total shares of the Company.

13. OTHER RECEIVABLES

Aging analysis of other receivables is as follows:

The Group

	At June 30, 2007				At December 31, 2006			
	Amount RMB	%	Bad debt provision RMB	Net book value RMB	Amount RMB	%	Bad debt provision RMB	Net book value RMB
Within 1 year	**230,214,793**	**72**	**3,109,425**	**227,105,368**	135,977,544	60	6,387,178	129,590,366
1 to 2 years	**41,905,857**	**13**	**1,840,876**	**40,064,981**	55,197,068	25	2,719,717	52,477,351
2 to 3 years	**17,976,845**	**6**	**852,200**	**17,124,645**	9,444,907	4	1,447,336	7,997,571
Over 3 years	**28,636,258**	**9**	**26,847,458**	**1,788,800**	24,403,535	11	22,095,728	2,307,807
Total	**318,733,753**	**100**	**32,649,959**	**286,083,794**	225,023,054	100	32,649,959	192,373,095

13. OTHER RECEIVABLES – CONTINUED

The Company

	At June 30, 2007				At December 31, 2006			
	Amount RMB	%	Bad debt provision RMB	Net book value RMB	Amount RMB	%	Bad debt provision RMB	Net book value RMB
Within 1 year	520,200,464	56	3,109,425	517,091,039	263,248,768	43	16,273,597	246,975,171
1 to 2 years	361,015,225	39	1,840,876	359,174,349	309,386,419	51	2,719,717	306,666,702
2 to 3 years	17,976,845	2	852,200	17,124,645	9,444,907	2	1,447,336	7,997,571
Over 3 years	28,636,258	3	26,847,458	1,788,800	24,111,440	4	22,095,728	2,015,712
Total	927,828,792	100	32,649,959	895,178,833	606,191,534	100	42,536,378	563,655,156

The group balance of the 5 largest debtors is as follows:

Total balance of the 5 largest debtors RMB	Percentage in other receivables balance %
141,817,968	45

The Company balance of the 5 largest debtors is as follows:

Total balance of the 5 largest debtors RMB	Percentage in other receivables balance %
141,817,968	15

See note 57(4)d for other receivables due from shareholders of the Group holding more than 5% of the total shares of the Company.

14. INVENTORIES AND PROVISION FOR DECLINE IN VALUE OF INVENTORIES

	The Group At June 30,2007			The Group At December 31, 2006		
	Amount RMB	Provision RMB	Net book value RMB	Amount RMB	Provision RMB	Net book value RMB
Raw materials	221,958,815	-	221,958,815	265,122,102	-	265,122,102
Finished goods	468,546,358	-	468,546,358	314,438,645	-	314,438,645
	690,505,173	-	690,505,173	579,560,747	-	579,560,747

15. ENTRUST LOAN

The Group

	At June 30,2007			At December 31, 2006		
	Amount RMB	Provision RMB	Net book value RMB	Amount RMB	Provision RMB	Net book value RMB
Shandong Xinjia Industry Co., Ltd. ("Shandong Xinjia") (Note 1)	640,000,000	-	640,000,000	640,000,000	-	640,000,000
Less: Entrust loan due within one year	640,000,000	-	640,000,000	640,000,000	-	640,000,000
Entrust loan due after one year	-	-	-	-	-	-

The Company

	At June 30,2007			At December 31, 2006		
	Amount RMB	Provision RMB	Net book value RMB	Amount RMB	Provision RMB	Net book value RMB
Shandong Xinjia (Note 1)	640,000,000	-	640,000,000	640,000,000	-	640,000,000
Yanmei Australia (Note 2)	685,395,000	-	685,395,000	702,783,000	-	702,783,000
Yulin Power (Note 2)	700,000,000	-	700,000,000	500,000,000	-	500,000,000
Heze Power	-	-	-	213,000,000	-	213,000,000
Total	2,025,395,000	-	2,025,395,000	2,055,783,000	-	2,055,783,000
Less: Entrust loan due within one year	777,079,000	-	777,079,000	923,278,300	-	923,278,300
Including:						
– Shandong Xinjia	640,000,000	-	640,000,000	640,000,000	-	640,000,000
– Yanmei Australia	137,079,000	-	137,079,000	70,278,300	-	70,278,300
– Heze Power	-	-	-	213,000,000	-	213,000,000
Entrust loan due after one year	1,248,316,000	-	1,248,316,000	1,132,504,700	-	1,132,504,700
Including:						
– Yanmei Australia	548,316,000	-	548,316,000	632,054,700	-	632,504,700
– Yulin Power	700,000,000	-	700,000,000	500,000,000	-	500,000,000

15. ENTRUST LOAN – CONTINUED

Note 1: The designated deposit represents an instructed deposit of RMB640,000,000 with Bank of China Jining Branch to Shandong Xinjia Industry Co., Ltd. at interest rate of 7% per annum for one month period from. Related obligations are secured by Lianda Group Co., Ltd ("Lianda Group") with its 170 million state legal person shares of Huaxia bank and its 66.7% of interest in Xi'an international golf club Co., Ltd..

The above designated deposits were due on January 19, 2005. Shandong Xinjia failed to pay off the principal and interest. As Lianda Group bore the security responsibility of the designated deposits, an auction on the frozen 289,000,000 shares of Huaxia Bank owned by Lianda Group was held on March 28, 2005 by the Supreme Court of Shandong Province and completed successfully on September 6, 2005 according to relevant laws. After the completion of the auction, the buyer applied to the China Banking Regulatory Commission for its eligibility of investing in China domestic commercial bank. Up to the financial statement signing date, related formalities are still in process.

On December 4, 2006, Shan Dong Runhua Group ("Runhua Group") won in the lawsuit in which it implead Lianda Group and Huaxia Bank on stock ownership dispute. Lianda Group only retained 49,000,000 shares of Huaxia Bank total issued shares. However due to some obstacles related to the transfer of state-owned assets, the 240,000,000 shares could not be ultimately transferred to Runhua Group. Now the Company is actively seeking measures to retain the state-owned assets via certain administrative departments. A request on the case of designated deposit between the Company and Lianda Group is sent to the Supreme Court respectively by Shandong Provincial Government, State-owned Assets Supervision and Administration Commission of Shandong Municipal Government and the State Department. Given the current situation, the Company is confident of calling back the principal, interest and fined interest of the loan. So the Company does not recognize provision for impairment loss on this designated deposit this year.

Note 2: The designated deposit represents the instructed deposits with Bank of China Jining Branch to Yanmei Australia and Yulin Power by the Company. The instructed deposit to Yanmei Australia, whose due date is from Sep 2007 to June 2012, is at interest rate of 6.31% to 6.96 % per annum. In addition, the instructed deposit to Yulin Power will due in May 2010 at interest rate of 6.57% per annum.

16. OTHER CURRENT ASSETS

Items	**The Group At 30 June, 2007 RMB**	The Group At December 31, 2006 RMB
Prepaid land, subsidence cost (Note 1)	**213,098,746**	212,912,430
Prepaid freight and handling changes (Note 2)	**17,681,641**	27,286,945
	230,780,387	240,199,375

16. OTHER CURRENT ASSETS – CONTINUED

(1) The consequence of coal mining activities is land subsidence caused by the resettlement of the land above the underground mining sites. Depending on the circumstances, the Company may relocate inhabitants from the land above the underground mining sites prior to mining those sites or the Company may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined.

Based on their past experiences, the management provides reserves according to the best estimation as they could make on the likely expenditures in the future, and reverse the accruals after payment. Considering the payment to those residents in the local mine is generally earlier than mining, if the accumulated payment is more than the accruals provided in a year, such excess of payment would be presented under current assets at the year end.

(2) The freight and handling charges of coal handled by ports and coal in transit have been paid.

17. AVAILABLE FOR SALES OF FINANCIAL ASSETS

Items	**The Group At 30 June, 2007 RMB**	The Group At December 31, 2006 RMB
Available for sales of		
– Shanghai Shenergy Co.Ltd ("Shenergy")	**103,110,844**	53,900,039

As the initial issuing shareholder of Shenergy legal person shares, the Company holds 22,323,900 non-tradable shares of Shenergy legal person shares (at a purchase price of RMB2.70 per share). Pursuant to the notice of Share Reform Plan and "Notice of Alteration in Share Construction of Shenergy Co., Ltd." issued by Shenergy Group on July 11, 2005, the non-tradable shares held by the Company would then be converted to tradable shares from August 17, 2006. As of June 30, 2007, the market value of Shenergy share is RMB13.99 per share. In the meantime the Company promised that the amount of shares it sold within 12 months since it got the tradable right would not exceed 1/3 of the total amount of its currently hold shares, while 2/3 within 24 months.

The above fair value was based on the 1/3 of the total amount of shares currently held by the Company and the closing price of the Shanghai Stock Exchange on June 29, 2007.

18. LONG-TERM EQUITY INVESTMENTS

The Group

		At June 30, 2007 RMB	At December 31, 2006 RMB
Equity investments under cost method	(1)	**42,242,003**	42,242,003
Less: Impairment loss		**-**	-
Long-term equity investments – net		**42,242,003**	42,242,003

The Company

		At June 30, 2007 RMB	At December 31, 2006 RMB
Investment in subsidiaries	(2)	**2,776,152,655**	1,885,186,455
Other equity investments under cost method	(1)	**42,242,003**	42,242,003
Sub-total		**2,818,394,658**	1,927,428,458
Less: Impairment loss		**-**	-
Long-term equity investments – net		**2,818,394,658**	1,927,428,458

(1) Other equity investments under cost method

Name of investees	Investment period	Share in the registered capital of the investee %	At June 30, 2007 and December 31, 2006 RMB
Jiangsu Lianyungang Port Co., Ltd. (Note 1)	Infinity	0.26	1,760,419
Shenergy Company Limited (Note 2)	Infinity	0.77	40,481,584
			42,242,003

Note 1 As the shareholder of Jiangsu Lianyuangang Port Co., Ltd., the Company holds 1,150,000 shares of legal person shares, the acquisition price was RMB1.53 per share. On April 30, 2007, the share of Lianyungang Port Co., Ltd. came into the Shanghai Stock Exchange Market. The Company and other shareholders promised that within the 12 months since it came into the market, the Company would not transfer shares, consign others to manage the shares or allow the issuer to buy-back the shares. Therefore the above investment can not be sold at June 30, 2007.

Note 2 As the initial issuing shareholder of Shenergy legal person shares, the Company holds 22,323,900 shares with restricted trading condition of Shenergy legal person shares (at a purchase price of RMB2.70 per share). Pursuant to the notice of Share Reform Plan and "Notice of Alteration in Share Construction of Shenergy Co., Ltd." issued by Shenergy Group on July 11, 2005, the shares with restricted trading condition held by the Company would then be converted to tradable shares from August 17, 2006. As of June 30, 2007, the market value of Shenergy share is RMB13.99 per share. In the meantime the Company promised that the amount of shares it sold within 12 months since it got the tradable right would not exceed 1/3 of the total amount of its currently hold shares, while 2/3 within 24 months.

18. LONG-TERM EQUITY INVESTMENTS – CONTINUED

(2) **Details of investments in subsidiaries are as follows:**

Name of investees	January 1, 2007 RMB	Addition RMB	**June 30, 2007 RMB**
Qingdao Zhongyan	4,807,864	–	**4,807,864**
Yanmei Shipping	17,857,519	–	**17,857,519**
Heze Power	574,000,000	876,000,000	**1,450,000,000**
Yulin Power	776,000,000	–	**776,000,000**
Shanxi Power	512,521,072	14,966,200	**527,487,272**
	1,885,186,455	890,966,200	**2,776,152,655**

19. FIXED ASSETS AND ACCUMULATED DEPRECIATION

	The Group							
	Lands (Note) RMB	Buildings RMB	Mining structure RMB	Railway structure RMB	Harbor works and craft RMB	Plant, machinery and equipment RMB	Transportation equipment RMB	Total RMB
Cost								
At January 1, 2007	55,254,302	2,456,418,212	4,021,873,364	884,696,922	250,348,889	9,155,750,332	368,383,834	17,192,725,855
Additions	–	2,113,426	–	–	–	43,138,643	1,346,765	46,598,834
Exchange realignment	2,698,176	441,929	–	–	–	49,003,263	26,891	52,170,259
Transfer from fixed assets under construction	–	15,089,238	–	–	–	79,470,979	2,660,000	97,220,217
Disposals	–	–	–	–	–	(6,712,493)	(1,519,086)	(8,231,579)
At June 30, 2007	57,952,478	2,474,062,805	4,021,873,364	884,696,922	250,348,889	9,320,650,724	370,898,404	17,380,483,586
Accumulated depreciation								
At January 1, 2007	–	1,246,663,229	1,688,012,427	419,575,119	18,205,720	4,787,386,325	237,692,555	8,397,535,375
Provided for the year	–	63,704,681	44,461,913	26,904,063	3,035,480	408,853,955	18,257,465	565,217,557
Disposals	–	–	–	–	–	(4,136,009)	(361,580)	(4,497,589)
At June 30, 2007	–	1,310,367,910	1,732,474,340	446,479,182	21,241,200	5,192,104,271	255,588,440	8,958,255,343
Net book value								
At January 1, 2007	55,254,302	1,209,754,983	2,333,860,937	465,121,803	232,143,169	4,368,364,007	130,691,279	8,795,190,480
At June 30, 2007	57,952,478	1,163,694,895	2,289,399,024	438,217,740	229,107,689	4,128,546,453	115,309,964	8,422,228,243
Include								
Fully depreciated F.A net book value	–	1,908,780	–	832,529	–	29,950,319	1,948,088	34,639,716

Note: The item represents the land of the Australia Southland coal mine, which Austar enjoys the permanent ownership.

20. FIXED ASSETS UNDER CONSTRUCTION

	The Group						
Items	At January 1, 2007 RMB	Additions RMB	Transfers upon completion RMB	At June 30, 2007 RMB	Budget RMB	Proportion to budget %	Source of funds
Equipment to be installed	667,753,191	73,732,799	(16,775,186)	724,710,804	1,179,910,000	61	Internally generated fund
Buildings under construction	1,302,648,855	332,999,746	(79,573,422)	1,556,075,179	2,107,760,000	74	Internally generated fund
Others	227,119,439	32,188,610	(871,609)	258,436,440	500,640,000	52	Internally generated fund
Total	2,197,521,485	438,921,155	(97,220,217)	2,539,222,423	3,788,310,000		

No interest was capitalized for the year.

21. MATERIALS HELD FOR CONSTRUCTION OF FIXED ASSETS

Item	**The Group At June 30, 2007 RMB**	The Group At December 31, 2006 RMB
Materials held for construction	**682,260,785**	525,897,325

22. INTANGIBLE ASSETS

	Land use rights RMB	Land use rights of Jining III RMB	Mining rights of Jining III RMB	Land use rights of Railway Assets RMB	Mining rights of Southland RMB	Land use rights of Heshun Tanchi RMB	Total RMB
Cost							
At January 1, 2007	310,242,143	88,928,996	132,478,800	259,378,500	56,277,886	11,378,132	858,684,457
Addition	-	-	-	2,030,154	4,690,468	-	6,720,622
At June 30, 2007	310,242,143	88,928,996	132,478,800	261,408,654	60,968,354	11,378,132	865,405,079
Accumulated amortization							
At January 1, 2007	55,171,419	10,671,480	39,743,734	25,937,850	5,051,432	349,003	136,924,917
Provided for the period	3,126,027	889,290	3,311,970	2,593,785	1,742,677	34,303	11,698,052
Exchange realignment	-	-	-	-	(2,501,488)	-	(2,501,488)
At June 30, 2007	58,297,446	11,560,769	43,055,704	28,531,635	4,292,621	383,306	146,121,481
Net book value							
At January 1, 2007	255,070,724	78,257,516	92,735,066	233,440,650	51,226,455	11,029,129	721,759,540
At June 30, 2007	251,944,697	77,368,227	89,423,096	232,877,019	56,675,733	10,994,826	719,283,598
Remaining amortization period	40 years 5 months	43 years 6 months	13 years 6 months	44 years 6 months	18 years 6 months	45 years 5 months	

The original land use rights are injected by Yankuang Group. The land use rights of Jining III and Railway Assets and mining rights of Jining III were acquired from Yankuang Group at revaluated amount. On June 30, 2007, the registration process in respect of the land use rights of Railway Assets has not yet been completed.

22. INTANGIBLE ASSETS – CONTINUED

The original land use rights of the Company are revaluated by reference to the revaluation report [97] Zhongdizi [zong] zi No.032 of China Land Consultation and Evaluation Centre with the method of cost approaching and coefficient-revising of benchmark land price to determine the value of the land. Land use rights of Jining III are revaluated by reference to the revaluation report Ludijia [2000] No.7 of Shandong Land Evaluation Office with the method of cost approaching and coefficient-revising of benchmark land price. Mining rights of Jining III are revaluated by reference to the revaluation report Haidiren Pingbaozi [2000] No.11 Zong No.24 of Beijing Haidiren Resource Consulting Co., Ltd. with the method of discounting cashflow. Land use rights of Railway Assets are revaluated by reference to the revaluation report [2001] Luzhengkuai Pingbaozi No. 10041 of Shandong Zhengyuan Hexin Limited Liability CPA with the method of cost revaluation.

Austar acquired mining rights of Southland through Southland Coal Pty limited at market value.

The land use right of Heshun Tianchi is purchased from the local government.

23. GOODWILL

	At January 1, 2007 RMB	Addition RMB	**At June 30, 2007 RMB**
Acquisition of Yanmei Shipping (Note 1)	7,813,059	-	**7,813,059**
Acquisition of remaining 2% of Shanxi Power (Note 2)	–	4,506,586	**4,506,586**
Total	7,813,059	4,506,586	**12,319,645**
Less: Impairment of goodwill	–	–	-
Goodwill – Net	7,813,059	4,506,586	**12,319,645**

Note 1 The company acquire the 92% equity interest in Yanmei Shipping at the end of 2003.

The excess of RMB11,162,512 of the cost of acquisition over the Yanmei Shipping 's interest in the fair value of the identifiable net assets at the date of acquisition was recognized as goodwill, which would be amortized using the straight-line method for 10 years from 2004. As stated in Note 6, the company adopt new accounting standards from Jan 1, 2007, the amortized cost of the goodwill stated above which arose from a business combination not involving enterprises under common control shall be treated as deemed cost and shall not be further amortized in subsequent periods pursuant to the "ASBE 38"

Note 2 The company paid RMB14,966,200 for the 2% equity interest in Shanxi Power Chemical Co., Ltd. from its minority shareholders for RMB at Jan, 2007. The excess of 4,506,586 of the cost of acquisition over the 2% Shanxi Power Chemical Co., Ltd's interest in the fair value of the identifiable net assets at the date of acquisition was recognized as goodwill in consolidated financial statements.

24. LONG-TERM DEFERRED EXPENSES

Category	The Group At June 30, 2007 RMB	The Group At December 31, 2006 RMB
Pre-operating expenses:		
Heze Power (Note 1)	–	44,293,413
Tianhao Chemical (Note 1)	–	23,253,300
Yulin Power (Note 1)	–	28,730,865
Prepayment for resource compensation fees of Heshun Tianchi (Note 2)	**23,446,656**	25,067,328
Total	**23,446,656**	121,344,906

Note 1 As stated in Note 6.2 pre-operation expenses shall be adjusted by future applicable method after adoption of new accounting standards. The pre-operation expenses as at Jan 1,2007 was charged to the profit and losses of current period.

Note 2 In accordance with the relevant regulations, Heshun Tianchi is required to pay resources compensation fees to the Heshun Municipal Coal Industry Bureau at a rate of RMB2.7 per tonne of raw coal mined. Heshun Tianchi has prepaid the fees based on production volume of 10 million tonnes which would be amortized according to the actual production.

25. OTHER NON CURRENT ASSETS

Included in the group and company balance, there is a investment deposit amount to RMB97,425,900 relating to Yushuwan Coal Ming. Pursuant to agreements the Company entered into with other two parties, the three parties plan to establish Yushuwan Coal Mine in Yulin, Shanaxi. Related formalities are still in progress as at June 30, 2007.

26. IMPAIRMENT OF ASSETS

The Group

	At January 1, 2007 RMB	Provision RMB	Deduction Reversals RMB	Deduction Write-off RMB	At June 30, 2007 RMB
Provision for bad debts					
Accounts receivables	31,447,064	–	–	–	**31,447,064**
Other receivables	32,649,959	–	–	–	**32,649,959**
Total	64,097,023	–	–	–	**64,097,023**

26. IMPAIRMENT OF ASSETS – CONTINUED

The Company

	At January 1, 2007 RMB	Provision RMB	Deduction Reversals RMB	Deduction Write-off RMB	**At June 30, 2007 RMB**
Provision for bad debts					
Accounts receivables	31,416,875	–	–	–	**31,416,875**
Other receivables	42,536,378	–	(9,886,419)	–	**32,649,959**
Total	73,953,253	–	(9,886,419)	–	**64,066,834**

27. NOTES PAYABLE

Item	**The Group At June 30, 2007 RMB**	The Group At December 31, 2006 RMB
Commercial notes payable	**89,347,166**	137,843,036
Bank notes payable	–	31,102,018
	89,347,166	168,945,054

28. ACCOUNTS PAYABLE

See note 57(4)d for accounts payable due to shareholders of the Group holding more than 5% of the total shares of the Company.

29. ADVANCES FROM CUSTOMERS

See note 57(4)d for amounts advanced from shareholders of the Group holding more than 5% of the total shares of the Company.

30. SALARIES AND WAGES PAYABLE

	The Group			
	At January 1, 2007 RMB	Provision for the period RMB	Payment for the period RMB	**At June 30, 2007 RMB**
Salary, bonus, allowance and subsidies	181,365,575	1,024,250,547	(988,220,206)	**217,395,916**
Staff welfare	3,541,655	91,221,677	(89,518,606)	**5,244,726**
Social insurance				
Including:				
Medical insurance	2,309,939	34,873,211	(33,690,034)	**3,493,116**
Unemployment insurance	832,784	17,436,411	(16,232,457)	**2,036,738**
Fertility insurance	427,621	8,711,483	(7,901,650)	**1,237,454**
Injury insurance	1,315,361	17,673,901	(7,283,866)	**11,705,396**
Housing fund	757,425	31,202,046	(30,428,937)	**1,530,534**
Union fund	7,663,870	15,300,797	(14,453,684)	**8,510,983**
Staff education fund	12,002,550	14,655,916	(13,690,289)	**12,968,177**
Total	210,216,780	1,255,325,989	(1,201,419,729)	**264,123,040**

31. TAXES PAYABLE

	The Group At June 30, 2007 RMB	The Group At December 31, 2006 RMB
Income tax	**79,268,260**	150,333,137
Value added tax	**114,523,797**	134,232,491
City construction tax	**(13,936,990)**	24,252,668
Resource Tax	**(15,449,312)**	22,909,986
Others	**5,681,755**	24,324,070
	170,087,510	356,052,352

32. DIVIDEND PAYABLE

	The Group At June 30, 2007 RMB	The Group At December 31, 2006 RMB
A-Shares shareholders	**592,000,000**	–
H-Shares shareholders	**391,680,000**	–
	983,680,000	–

33. OTHER PAYABLES

See note 57 (4)d for other payables due to shareholders of the Group holding more than 5% of the total shares of the Company.

34. OTHER CURRENT LIABILITIES

	The Group At June 30, 2007 RMB	The Group At December 31, 2006 RMB
Wei Jian Fei	**98,813,112**	–

According to the relevant regulation, Wei Jian Fei is accrued at RMB6 per ton raw coal mined, and has not been used on production expenditure or coal mining structure expenditure. Thus the balance has not been transferred to capital reserve.

35. LONG-TERM LOAN

Lender	The Group At June 30, 2007 RMB	The Group At December 31, 2006 RMB	Period	Annual Interest Rate	Condition for Loan
China Minsheng Bank	**160,000,000**	160,000,000	From December 28, 2005 to December 22, 2009	Note1	Guaranteed by Yankuang Group
State Development Bank	**220,000,000**	220,000,000	From March 15, 2006 to February 19, 2018	Note2	Guaranteed by Yankuang Group
Less: Long-term loan due within one year	**61,000,000**	50,000,000			
Long-term loan due after one year	**319,000,000**	330,000,000			
	380,000,000	380,000,000			

Note1: The loan initially carries interest at 5.85% per annum and is subject to adjustment based on interest rate stipulated by the People Bank of China ("PBOC").

Note2: The loan carries interest subject to adjustment based on interest rate stipulated by the PBOC.

36. LONG-TERM PAYABLE

	The Group At June 30, 2007 RMB	The Group At December 31, 2006 RMB
Payable for acquisition of Jining III's mining rights (Note 1)	**52,991,760**	52,991,760
Reform and Specific Development Fund (Note 2)	**529,716,435**	447,372,175
Work Safety Expense (Note 3)	**153,892,592**	22,345,810
Work Safety Expense of Shanxi (Note 4)	**16,865,721**	7,861,986
	753,466,508	530,571,731
Less: Long-term payable due within one year	**184,006,113**	43,455,596
Long-term payable due after one year	**569,460,395**	487,116,135
	753,466,508	530,571,731

Note 1: The amount represents the remaining balances of payable to Yankuang Group for acquisition of Jining III's mining rights, details of which are set out in note 57(4)a.

Note 2: According to the joint regulation of Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Municipal government, form July 1, 2004, Reform and Specific Development Fund is accrued at RMB5 per ton raw coal mined and will be used for related expenditures on mine construction.

Note 3: According to the relevant regulation of State Administration of Coal Mine Safety, from May 21, 2004, Work Safety Expense is accrued at RMB8 per ton raw coal mined, and will be used on work safety related expenditure for coal mines. The Company expects to fully use the remaining balance before the end of 2007.

Note 4: Pursuant to "Administration of Coal Mine Safety" released by State-owned Assets Supervision and Administration Commission of Shanxi Municipal government according to the relevant regulations, Work Safety Expense is accrued at RMB15 per ton raw coal mined of Heshun Tianchi, and will be used on work safety related expenditure for coal mines. Heshun Tianchi expects to fully use the remaining balance before the end of 2007.

37. DEFERRED TAX LIABILITY

	The Group				
	Taxable temporary difference		Deferred tax liability		
Temporary difference	At January 1, 2007 RMB	**At June 30, 2007 RMB**	At January 1, 2007 RMB	Addition RMB	**At June 30, 2007 RMB**
Changes on fair value of available-for-sale financial assets	33,961,349	**83,172,154**	11,207,245	16,239,566	**27,446,811**

The company has taxable losses of RMB 615 millions could be used to deduct the taxable profit in the future periods. The taxable losses arose from the subsidiaries. The company did not recognize the corresponding deferred tax assets for the unassured profitability of subsidiaries in the future.

38. SHARE CAPITAL

Changes in share capital from January 1, 2007 to June 30, 2007 are as follow:

		At January 1, 2007 and June 30, 2007
(1)	Listed shares with restricted trading condition	
	Initiation shares	**2,600,000,000**
	Subtotal	**2,600,000,000**
(2)	Listed shares	
	1. A shares	**360,000,000**
	2. H-Shares	**1,958,400,000**
Total list shares		**4,918,400,000**
(3)	Total share capital	**4,918,400,000**

38. SHARE CAPITAL – CONTINUED

Changes in share capital from January 1, 2006 to December 31, 2006 are as follow:

		At January 1, 2006	Addition (Reduction) Share Reform	At December 31, 2006
(1)	Unlisted shares			
	Initiation shares	2,672,000,000	(2,672,000,000)	–
	Sub-total	2,672,000,000	(2,672,000,000)	–
(2)	Listed shares with restricted trading condition			
	Initiation shares	–	2,600,000,000	2,600,000,000
	Sub-total	–	2,600,000,000	2,600,000,000
(3)	Listed shares			
	1. A-shares	288,000,000	72,000,000	360,000,000
	2. H-shares	1,958,400,000	–	1,958,400,000
	Total of listed shares	2,246,400,000	72,000,000	2,318,400,000
(4)	Total share capital	4,918,400,000	–	4,918,400,000

The share reform plan has been implemented by April 3, 2006. On the first trading day after the completion of the share reform, the shares owned by Yankuang Group, the sole unlisted share holder of the Company, became tradable. However, Yankuang Group committed that it will not sell these shares in 48 months after the implementation of the reform.

The share capital has been verified by Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (formerly known as Deloitte Touche Tohmatsu Shanghai CPA) on capital verification report Deshibao (Yan)zi No. 588, capital verification Deshibao (Yan)zi (98) No. 439, capital verification Deshibao (Yan)zi (01) No. 006 and capital verification Deshibao (Yan)zi (01) No.040, and Deshibao (Yan)zi (04) No.037, and Deshibao (Yan)zi (05) No.0031.

Each share has a par value of RMB1.

39. CAPITAL RESERVES

Changes in capital reserves from January 1, 2007 to June 30, 2007 are as follows:

	The Group			
	At January 1, 2007 RMB	Additions RMB	Reversals RMB	At June 30, 2007 RMB
Share premium	2,913,072,688	-	-	2,913,072,688
Transfer from Wei Jian Fei (Note)	1,821,226,548	2,928,375	-	1,824,154,923
Gains or losses arise from changes of fair value of available-for-sale financial assets	22,754,104	32,971,239	-	55,725,343
Others	-	243,930	-	243,930
Total	4,757,053,340	36,143,544	-	4,793,196,884

Changes in capital reserves from January 1, 2006 to December 31, 2006 are as follows:

	The Group			
	At January 1, 2006 RMB	Additions RMB	Reversals RMB	At December 31, 2006 RMB
Share premium	3,127,726,538	-	(214,653,850)	2,913,072,688
Transfer from Wei Jian Fei (Note)	1,607,746,553	213,479,995	-	1,821,226,548
Gains or losses arise from changes of fair value of available-for-sale financial assets	-	22,754,104	-	22,754,104
Total	4,735,473,091	236,234,099	(214,653,850)	4,757,053,340

Note: Wei Jian Fei is used for purchase of coal production equipment and refurnishment of coal mining structure and the corresponding amounts are transferred from other current liabilities to capital reserves when the construction facilities are put into use.

40. SURPLUS RESERVES

Changes in surplus reserves from January 1, 2007 to June, 2007 are as follows:

	The Group Surplus Reserves
	RMB
At January 1, 2007 and June 30, 2007	**1,709,766,066**

Changes in surplus reserves from January 1, 2006 to December 31, 2006 are as follows:

	The Group		
	Statutory common reserve fund	Statutory common welfare fund	Total
	RMB	RMB	RMB
At January 1, 2006	1,022,806,038	509,649,665	1,532,455,703
Additions	177,310,363	–	177,310,363
Transferred in (out)	509,649,665	(509,649,665)	–
At December 31, 2006	1,709,766,066	–	1,709,766,066

The statutory common reserve fund can be used to make up the losses incurred in previous years, expand the business scale of the Company or convert it into share capital.

According to the policy of "Solution of company financial problems after the implement of "Company Law"" which was released by the Ministry of Finance on March 15, 2006, the Company stopped appropriating the statutory common welfare fund from 2006, the remaining balance of the statutory common welfare fund was transferred to the statutory common reserve fund.

41. UNAPPROPRIATED PROFITS

		The Group From January 1, 2007 to June 30, 2007 RMB	The Group From January 1, 2006 to December 31, 2006 RMB
Opening balance (Restated, see Note 6)		**6,381,830,403**	5,876,956,924
Add: Net profit for the period/year		**1,108,918,499**	1,764,231,842
Less: Appropriations to statutory common reserve fund	(1)	**-**	177,310,363
Profit available for distribution		**7,490,748,902**	7,463,878,403
Less: Dividend – cash dividend of last year approved by the shareholders' meeting	(2)	**983,680,000**	1,082,048,000
Closing balance		**6,507,068,902**	6,381,830,403
Including: cash dividend proposed after the balance sheet date	(2)	**-**	983,680,000

(1) Appropriations to statutory common reserve fund

Pursuant to the Company's Article of Association, 10% of its net profit is appropriated as statutory common reserve fund. Such appropriations can be ceased when the accumulated amount of the fund reaches 50% of the Company's registered capital.

(2) Cash dividend of last year approved by the shareholders' meeting

According to the minute of Board of Directors date April 20, 2007, final dividend of RMB1.2 and special dividend of RMB 0.8 for every ten shares issued, is proposed based on the total issued shares of 4,918,400,000 (each share with a par value of RMB1). The proposal was approved by the shareholders' meeting of the Company at June 15,2007.

42. OPERATION INCOME

The Group

	For the period ended June 30,	
	2007	2006
	RMB	RMB
Principal operations		
Domestic sales of coal products	**5,986,963,419**	4,739,805,484
Export sales of coal products	**1,079,248,963**	1,672,245,859
Railway transportation services	**94,381,231**	74,100,899
	7,160,593,613	6,486,152,242
Other operations		
Sales of materials	**431,028,758**	474,801,396
Sales of coals	**152,576,028**	42,664,442
Others	**34,011,855**	28,085,778
	617,616,641	545,551,616
Total	**7,778,210,254**	7,031,703,858

42. OPERATION INCOME – CONTINUED

The Company

	For the period ended June 30,	
	2007	2006
	RMB	RMB
Principal operations		
Domestic sales of coal products	**5,872,533,751**	4,739,805,484
Export sales of coal products	**588,102,994**	1,672,245,859
Railway transportation services	**94,381,231**	74,100,899
	6,555,017,976	6,486,152,242
Other operations		
Sales of materials	**431,028,758**	474,801,396
Sales of coals	**152,576,028**	42,664,442
Others	**24,035,809**	23,217,813
	607,640,595	540,683,651
Total	**7,162,658,571**	7,026,835,893

Total sales amount of the 5 largest customers is RMB1,752,200,241, which accounts for 23% in total revenue.

The Company exports coal through China National Coal Group Corporation, Minerals Trading Co., Ltd. Currently, the Company does not have direct export rights, so has to export coals through trading companies, and the final decision on customer selection of the Company's export sales is jointly determined by the Company and the above-mentioned trading companies. Therefore the sales amounts of sales made through these companies are excluded from sales of the 5 largest customers.

43. COST OF PRINCIPAL OPERATIONS

The Group

	For the period ended June 30, 2007 RMB	2006 RMB
Principal operations		
Cost of sales of coal products (Note)	**3,559,056,014**	2,898,982,011
Cost of the railway transportation services	**89,976,013**	41,491,630
	3,649,032,027	2,940,473,641
Other operation		
Sales of materials	**436,926,799**	450,699,066
Sales of coals purchased from other companies	**145,124,851**	42,157,658
Others	**18,763,621**	11,411,030
	600,815,271	504,267,754
Total	**4,249,847,298**	3,444,741,395

Note: analysis of cost of sales of coal products is as follows:

The Group

	For the period ended June 30, 2007 RMB	2006 RMB
Materials	**553,224,305**	582,757,785
Wages and retirement benefits	**1,007,656,109**	543,170,988
Employee welfare	**88,462,822**	76,043,938
Electricity	**197,304,755**	162,131,930
Depreciation	**425,320,281**	376,004,244
Land subsidence, restoration, rehabilitation and environmental costs	**419,471,378**	209,264,082
Repairs and maintainance	**200,896,189**	154,639,160
Safety work expenses	**140,550,517**	141,952,048
Reform Specific Development Fund	**82,344,260**	88,720,030
VAT-input transfer out	**21,350,667**	83,612,293
Transportation fee	**51,376,976**	50,272,615
Others	**268,683,149**	323,948,862
Subtotal	**3,456,641,408**	2,792,517,975
Wei Jian Fei	**102,414,606**	106,464,036
Total	**3,559,056,014**	2,898,982,011

43. COST OF PRINCIPAL OPERATIONS – CONTINUED

The Company

	For the period ended June 30,	
	2007	2006
	RMB	RMB
Principal operation		
Cost of sales of coal products	**3,157,624,574**	2,900,506,878
Cost of the railway transportation services	**89,976,013**	41,491,630
	3,247,600,587	2,941,998,508
Other operations		
Cost of sales of coal products	**436,926,799**	450,699,065
Cost of sales of coal purchased from other companies	**145,124,851**	42,157,658
Others	**10,353,008**	11,411,032
	592,404,658	504,267,755
Total	**3,840,005,245**	3,446,266,263

44. OPERATING TAXES AND SURCHARGES

	The Group	
	For the period ended June 30,	
	2007	2006
	RMB	RMB
Business tax	**3,619,649**	2,005,990
City construction tax	**49,733,677**	46,627,104
Education fee	**27,533,175**	26,662,824
Resource tax	**61,030,148**	62,824,442
	141,916,649	138,120,360

45. SELLING EXPENSES

	The Group	
	For the period ended June 30,	
	2007	2006
	RMB	RMB
Selling expense of domestic sales of coal products	**132,270,581**	182,705,320
Selling expense of export sales of coal products	**237,576,683**	303,375,568
Others	**31,915,599**	33,766,805
	401,762,863	519,847,693

46. FINANCIAL EXPENSES

	The Group	
	For the period ended June 30,	
	2007	2006
	RMB	RMB
Interest expenses	**13,600,088**	6,188,000
Less: interest income	**48,557,046**	54,884,200
Exchange loss (Less: gain)	**(35,107,087)**	20,300,604
Others	**(293,138)**	5,807,495
	(70,357,183)	(22,588,101)

47. INVESTMENT INCOME

The Group

	For the period ended June 30,	
	2007	2006
	RMB	RMB
Long-term investment income		
– Amortization of long-term equity investment difference	**–**	(558,076)
Total	**–**	(558,076)

47. INVESTMENT INCOME – CONTINUED

The Company

	For the period ended June 30,	
	2007	2006
	RMB	RMB
Interest income from designated deposits	**45,784,600**	9,658,915
Long-term investment income		
– Amortization of long-term equity investment difference	**–**	(558,076)
– Profits declared by investee under equity method	**–**	(8,854,068)
Total	**45,784,600**	246,771

48. INCOME TAXES

	The Group	
	For the period ended June 30,	
	2007	2006
	RMB	RMB
Income tax of the Company (1)/(2)	**803,048,595**	684,846,730
Overprovision of income tax	**(21,922,410)**	–
Income tax of subsidiaries	**977,469**	214,177
	782,103,654	685,060,907

(1) Income tax is provided at 33% of the taxable income which is calculated by adjusting the accounting profits before tax for the year in accordance with the relevant tax laws.

(2) The relevant tax authorities have not yet assessed the cap for total wages of the Company that would be deductible under PRC income tax. As a subsidiary of Yankuang Group, the directors of the Company are in the opinion that the same basis for determining the deductible wages cap applicable to Yankuang Group and assessed by the tax authority would be equally applicable to the Company.

49. NET PROFIT DEDUCTED NON-RECURRING GAIN AND LOSS

	The Group	
	For the period ended June 30,	
	2007	2006
	RMB	RMB
Net profit	**1,108,918,499**	1,358,690,008
Add/less:		
Extraordinary gain and loss		
– Loss (gains) on disposal of fixed assets	**(1,655,115)**	(249,263)
– Other deductible non-operating expenditure	**30,856,936**	1,894,924
– Other deductible non-operating revenue	**(2,301,313)**	(3,686,030)
Income tax effect for non-recurring gain and loss	**363,892**	1,072,866
Net profit after non-recurring profit and loss	**1,136,182,899**	1,357,722,505

50. EARNING PER SHARE

The calculation of the earnings per share attributable to equity holders of the Company for the six months ended June 30, 2007 and 2006 is based on the profit for the period of RMB1,108,918,499 and RMB1,358,690,009 and on 4,918,400,000 shares in issue during both periods.

51. CASH AND CASH EQUIVALENTS

The Group

	At June 30, 2007 RMB	At December 31, 2006 RMB
Bank balances and cash (Note 9)	**7,183,465,863**	6,028,060,759
Less: Restricted cash (Note 1)	**61,332,458**	117,585,327
Cash balance	**7,122,133,405**	5,910,475,432

Note 1: The amounts represent the deposits placed in banks secured for the future payment of land subsidence, restoration, rehabitation and environmental costs of Austar under the request of Australia government and for issuing letter of credit and cash acceptance.

The Company

	At June 30, 2007 RMB	At December 31, 2006 RMB
Bank balances and cash	**6,784,885,493**	5,615,399,136
Less: Restricted cash (Note 2)	**10,295,672**	15,503,032
Cash balance	**6,774,589,821**	5,599,896,104

Note 2: The amounts represent the deposits placed in banks secured for issuing letter of credit.

52. SUPPLEMENTAL INFORMATION OF CASH FLOW

Unit: RMB

	The Group For the period ended June 30,		The Company For the period ended June 30,	
	2007	2006	**2007**	2006
Reconciliation of net profit to net cash flow from operating activities				
Net profit	**1,104,672,280**	1,358,931,313	**1,303,302,841**	1,358,690,008
Add: Provision (reversal) of impairment of assets	**–**	–	**(9,886,419)**	
Depreciation of fixed assets	**565,217,557**	507,492,918	**505,517,693**	494,971,057
Provision for Wei Jian Fei	**102,414,606**	106,464,036	**98,813,112**	106,464,036
Provision for Work Safety Expense	**140,550,517**	141,952,048	**131,546,782**	141,952,048
Provision for Reform and Specific Development Fund	**82,344,260**	88,720,030	**82,344,260**	88,720,030
Amortization of intangible assets	**11,698,052**	9,907,024	**7,890,918**	9,907,024
Decrease (increase) in long-term deferred expenses	**97,898,250**	(185,775,699)	**–**	–
Decrease (increase) in other current assets	**9,418,988**	–	**9,168,994**	–
Decrease (increase) in deferred expense	**–**	27,750,061	**–**	28,036,877
Losses (gains) on disposal of fixed assets and other long-term assets	**(1,655,115)**	(249,263)	**(1,655,115)**	(249,263)
Financial expenses	**13,600,088**	6,188,000	**64,029,866**	6,188,000
Gain arising from investments	**–**	558,076	**(45,784,600)**	(246,771)
Decrease (increase) in inventories	**(110,944,426)**	(42,323,456)	**(106,091,601)**	(41,439,401)
Decrease (increase) in receivables under operating activities	**941,623,641**	(968,064,477)	**710,337,849**	(1,218,949,603)
Increase (decrease) in payables under operating activities	**(921,260,207)**	(661,166,806)	**(525,056,964)**	(693,122,730)
Net cash flow from operating activities	**2,035,578,491**	390,383,805	**2,224,477,616**	280,921,312
Net increase in cash and cash equivalents				
Cash at the end of the year	**7,122,133,405**	6,532,059,913	**6,774,589,821**	6,043,266,234
Less: Cash at the beginning of the year	**5,910,475,432**	7,242,421,596	**5,599,896,104**	6,297,641,649
Net increase in cash and cash equivalents	**1,211,657,973**	(710,361,683)	**1,174,693,717**	(254,375,415)

53. OTHER CASH RECEIVED RELATING TO OPERATING ACTIVITIES

	The Group	
	For the period ended June 30,	
	2007	2006
	RMB	RMB
Other operating income	**25,144,010**	70,750,220
Non operating income	**301,313**	3,686,030
Interest income	**48,557,046**	39,993,401
Received cash from funds paid on other's behalf	**-**	27,750,061
Total	**74,002,369**	142,179,712

54. OTHER CASH PAID RELATING TO OPERATING ACTIVITIES

	The Group	
	For the period ended June 30,	
	2007	2006
	RMB	RMB
Payments for operating and administrative expenses	**851,208,552**	934,242,836
Payments for pre-operating expense of subsidiaries	**90,888,944**	150,959,096
Other operating expenses	**668,559**	53,568,690
Others	**683,559,594**	447,493,738
Total	**1,626,325,649**	1,586,264,360

55. OTHER CASH RECEIVED RELATING TO INVESTING ACTIVITIES

	The Group	
	For the period ended June 30,	
	2007	2006
	RMB	RMB
CASH RECEIVED FROM RESTRICTED CASH	**56,252,869**	-
TOTAL	**56,252,869**	-

56. SEGMENT INFORMATION

Business Segment	Coal mining business For the period ended June 30,		Railway transportation business For the period ended June 30,		Inter-segment elimination For the period ended June 30,		Unlocated items For the period ended June 30,		Total For the period ended June 30,	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating revenue										
External	7,683,829,023	6,957,602,959	94,381,231	74,100,899	-	-	-	-	7,778,210,254	7,031,703,858
Inter-segment	-	-	62,351,251	110,554,075	(62,351,251)	(110,554,075)	-	-	-	-
Total	7,683,829,023	6,957,602,959	156,732,482	184,654,974	(62,351,251)	(110,554,075)	-	-	7,778,210,254	7,031,703,858
Operating expense										
- Cost of sales										
- External	4,159,871,285	3,403,249,765	89,976,013	41,491,630	-	-	-	-	4,249,847,298	3,444,741,395
- Inter-segment	-	-	49,930,694	75,499,682	(49,930,694)	(75,499,682)	-	-	-	-
- Operating expense	1,377,128,606	1,358,069,465	78,460,493	52,015,664	(12,420,557)	(35,054,393)	171,517,972	169,979,856	1,614,686,514	1,545,010,612
	5,536,999,891	4,761,319,250	218,367,200	169,006,976	(62,351,251)	(110,554,075)	171,517,972	169,979,856	5,864,533,812	4,989,752,007
Total operating profit	2,146,829,132	2,196,263,709	(61,634,718)	15,647,998	-	-	(171,517,972)	(169,979,856)	1,913,676,442	2,041,951,351
Total assets	15,212,084,027	14,742,002,743	826,550,791	933,986,515	-	-	6,990,091,415	6,958,984,714	23,028,726,233	22,634,973,972
Total liabilities	4,398,039,071	3,786,555,051	17,508,313	20,367,522	-	-	620,775,080	1,005,909,001	5,036,322,464	4,812,831,574

Additional information	Coal mining business For the period ended June 30,		Railway transportation business For the period ended June 30,		Others For the period ended June 30,		Total For the period ended June 30,	
	2007	2006	2007	2006	2007	2006	2007	2006
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Depreciation and amortization	526,006,020	469,712,599	41,880,719	41,691,675	9,028,870	5,995,668	576,915,609	517,399,942
Impairment losses	-	-	-	-	-	-	-	-
Captial additions	822,976,887	873,526,903	2,795,782	238,000	18,669,066	21,584,805	844,441,735	895,349,708
Including:								
Fixed assets under construction additions	771,687,586	836,227,112	765,628	238000	18,669,006	21,247,209	791,122,280	857,712,32
Fixed assets additions	46,598,833	37,299,791	-	-	-	337,596	46,598,833	37,637,387
Intangible assets additions	4,690,468	-	2,030,154	-	-	-	6,720,622	-

Geographical Segment	China For the period ended June 30,		Australia For the period ended June 30,		Inter-segment elimination For the period ended June 30,		Total For the period ended June 30,	
	2007	2006	2007	2006	2007	2006	2007	2006
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating revenue								
External	7,287,047,107	6,917,294,412	491,163,147	114,409,446	-	-	7,778,210,254	7,031,703,858
Inter-segment	-	-	-	-	-	-	-	-
Total	7,287,047,107	6,917,294,412	491,163,147	114,409,446	-	-	7,778,210,254	7,031,703,858
Total segment assets	21,479,211,572	21,219,522,130	1,549,514,661	1,415,451,842	-	-	23,028,726,233	22,634,973,972

57. SIGNIFICANT RELATED PARTY TRANSACTIONS

(1) The followings are related parties where a control relationship exists:

Name of related parties	Registration address	Major business	Relationship	Nature	Statutory representative
Yankuang Group	Zoucheng, Shandong	Industry processing	Major shareholder	State-owned	Geng Jia Huai
Zhongyan Trade	Qingdao, Shandong	International trade	Subsidiary	Limited company	Shao Hua Zhen
Yanmei Shipping	Jining, Shandong	Transportation service via river and lakes	Subsidiary	Limited company	Wang Xin Kun
Yulin Power	Yulin, Shanxi	Prepare for construction	Subsidiary	Limited company	Wang Xin
Heze Power	Heze, Shandong	Prepare for construction	Subsidiary	Limited company	Wang Xin
Yanmei Australia	Australia	Investment holding	Subsidiary	Limited company	-
Austar Coal Mine	Australia	Coal exploitation	Subsidiary's sub	Limited company	-
Shanxi Power	Jinzhong, Shanxi	Investment holding	Subsidiary	Limited company	Wang Xisuo
Heshun Tianchi	Jinzhong, Shanxi	Coal mining business	Subsidiary's sub	Limited company	Wang Xisuo
Tianhao Chemical	Xiaoyi, Shanxi	Development of methane project	Subsidiary's sub	Limited company	Wang Xisuo

57. SIGNIFICANT RELATED PARTY TRANSACTIONS – CONTINUED

(2) For the related parties where a control relationship exists, the registered capital and paid-in capital and the changes therein are as follows:

Name of related parties	At January 1, 2007	Additions	At June 30, 2007
	RMB	RMB	RMB
Yankuang Group	3,353,387,627	–	3,353,387,627
Zhongyan Trade	2,100,000	–	2,100,000
Yanmei Shipping	5,500,000	–	5,500,000
Yulin Power	800,000,000	–	800,000,000
Yanmei Australia	403,281,954	–	403,281,954
Austar Coal Mine	403,281,954	–	403,281,954
Heze Power	600,000,000	900,000,000	1,500,000,000
Shanxi Power	600,000,000	–	600,000,000
Heshun Tianchi	90,000,000	–	90,000,000
Tianhao Chemical	150,000,000	–	150,000,000

(3) For the related parties where a control relationship exists, the proportion and changes of equity interest are as follows:

Name of related parties	At January 1, 2007		Addition		Reversal		At June 30, 2007	
	RMB	%	RMB	%	RMB	%	RMB	%
Yankuang Group	2,600,000,000	52.86	-	-	-	-	2,600,000,000	52.86
Zhongyan Trade	1,100,000	52.38	-	-	-	-	1,100,000	52.38
Yanmei Shipping	5,060,000	92.00	-	-	-	-	5,060,000	92.00
Yulin Power	776,000,000	97.00	-	-	-	-	776,000,000	97.00
Yanmei Australia	4,032,819,954	100.00	-	-	-	-	403,281,954	100.00
Austar Coal Mine	4,032,819,954	100.00	-	-	-	-	403,281,954	100.00
Heze Power	574,000,000	95.67	876,000,000	1.00	-	-	1,450,000,000	96.67
Shanxi Power	588,000,000	98.00	12,000,000	2.00	-	-	600,000,000	100.00
Heshun Tianchi	73,179,000	81.31	-	-	-	-	73,179,000	81.31
Tianhao Chemical	149,775,000	99.85	-	-	-	-	149,775,000	99.85

57. SIGNIFICANT RELATED PARTY TRANSACTIONS – CONTINUED

(4) Significant transactions entered with the Company and above-mentioned related parties in current year:

(a) Acquisition of Jining III

On January 1, 2001, the Company acquired Jinjing III according to the "Agreement for Acquisition of Jining III" signed with Yankuang Group at the consideration of RMB2,450,900,000 and mining rights of RMB132,480,000, totally RMB2,583,380,000.

By December 31, 2006, the Company had paid RMB2,530,390,000 to Yankaung Group for the above acquisition, including the consideration of RMB2,450,900,000 and the mining rights of RMB79,490,000.

According to the agreement, the Company will pay the interest-free consideration for the cost of mining rights over ten years by equal installments before December 31 of each year commencing from year 2001. The Company is scheduled to pay for the mining rights of RMB13,248,000 as the seventh installment before December 31, 2007.

The consideration for the acquisition is determined according to revaluation price.

(b) Sales and purchases

	For the period ended June 30,	
	2007	2006
	RMB'000	RMB'000
Sales and service provided		
Sales of coal – Yankuang Group and its affiliates	**478,902**	448,703
Material and spare parts sales		
– Yankuang Group and its affiliates	**190,588**	232,521
	669,490	681,224
Purchases-Yankuang Group and its affiliates	**256,123**	214,235

The price of the above transaction is determined according to market price or negotiated price.

57. SIGNIFICANT RELATED PARTY TRANSACTIONS – CONTINUED

(4) Significant transactions entered with the Company and above-mentioned related parties in current year: – continued

(c) Construction services

	For the period ended June 30,	
	2007	2006
	RMB'000	RMB'000
Yankuang Group provide construction services for the company and its affiliates		
Mining construction for Heze Power	**14,353**	37,918
Construction of methane project in Yulin	**12,409**	19,288
Others	**–**	23,436
	26,762	80,642

The price of the above transaction is determined according to market price or negotiated price.

(d) Amount due to or from related parties

Account	Company	At June 30, 2007 RMB	At December 31, 2006 RMB
Notes receivable	Yankuang Group and its affiliates	**115,293,109**	57,195,006
Accounts receivable	Yankuang Group and its affiliates	**10,286,542**	9,655,076
Other receivables (Note)	Yankuang Group and its affiliates	**132,441,815**	39,919,268
Prepayments	Yankuang Group and its affiliates	**1,740,135**	1,570,374
		259,761,601	108,339,724
Accounts payable	Yankuang Group and its affiliates	**36,988,800**	76,620,248
Advances from customers	Yankuang Group and its affiliates	**44,275,619**	58,022,475
Other payables (Note)	Yankuang Group and its affiliates	**580,130,252**	955,249,117
Long-term payable due within one year (Note 36 and 57(4)a)	Yankuang Group and its affiliates	**13,247,800**	13,247,800
Long-term payables (Note 36 and 57(4)a)	Yankuang Group and its affiliates	**39,743,960**	39,743,960
		714,386,431	1,142,883,600

Note: Other receivables due from Yankuang Group and its affiliates are interest free and receivable on demand.

Other payables due to Yankuang Group and its affiliates are interest free and repayable on demand.

57. SIGNIFICANT RELATED PARTY TRANSACTIONS – CONTINUED

(4) Significant transactions entered with the Company and above-mentioned related parties in current year: – continued

(e) Other transactions

(1) Pursuant to an agreement signed between the Company and Yankuang Group, Yankuang Group manages the retirement benefits, medical benefits and other benefits of the two companies and makes combined payments of the total retirement benefits of the two companies to the government department in charge of the related funds. Amount charged to expenses of the Company for the period ended June 30, 2007 and 2006 are RMB497,781,000 and RMB 400,593,000 respectively.

(2) Pursuant to an agreement signed by the Company and Yankuang Group, the department and subsidiaries of Yankuang Group provided the following services and charged related service fees during the year:

	For the period ended June 30,	
	2007	2006
	RMB'000	RMB'000
Electricity	**186,892**	156,463
Repairs and maintenance	**98,258**	81,847
Technical support and training fee	**10,000**	10,000
Mining rights fees (Note)	**6,490**	6,490
Public utilities expenses	**3,644**	6,131
Road transportation fee	**32,375**	32,915
Gases and eructate expenses	**13,000**	13,000
Buildings management fee	**43,100**	43,100
Children tuition fee	**20,400**	20,400
Others	**26,850**	26,850
Total	**441,009**	397,196

Note: the Parent Company and the Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay to the Parent Company, effective from February 1998, an annual fee of RMB12,980,000 as compensation for the Parent Company's agreement to give up the mining rights associated with the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine and Jining II. The annual fee is subject to change after a ten-year period.

57. SIGNIFICANT RELATED PARTY TRANSACTIONS – CONTINUED

(4) Significant transactions entered with the Company and above-mentioned related parties in current year: – continued

(e) Other transactions – continued

(3) Total amount of salaries paid to key management, including salaries, welfare and subsidies paid in the form of cash, goods and others, for the period ended June 30, 2007 and 2006 are RMB2,070,618 and RMB2,245,065 respectively.

(4) During the period ended June 30, 2007 and 2006, the Company and Yankuang Group have made payments or collected receipts to or from individual third party or government authorities on behalf of each other, in respect of goods purchased, services received, other expenses and insurances. These payments and receipts made on behalf of the other have been recorded in other payables.

58. CONCENTRATION OF CREDIT RISK

The Company maintains its cash and cash equivalents with reputable banks in the PRC, therefore the directors consider that the credit risk for such is minimal.

The Company generally grants long-term customers credit terms with a range from one to four months, depending on the situations of the individual customers. For small to medium size new customers, the Company generally requires them to pay for the products before delivery.

Most of the Company's domestic sales are sales to electric power plants, metallurgical companies, construction material producers and railway companies. The Company generally has established long-term and stable relationships with these companies. The Company also sells its coal to provincial and city fuel trading companies.

As the Company does not currently have direct export rights, all of its export sales must be made through National Coal Corporation or Minmetals Trading. The quality, prices and final customer destination of the Company's export sales are determined by the Company, National Coal Corporation or Minmetals Trading.

For the six months ended June 30, 2007 and 2006, operating income to the Company's five largest domestic customers accounted for approximately 23% and 20%, respectively, of the Company's total operating income. Operating income to the Company's largest domestic customer, Huadian Power International Corporation Limited, accounted for 10% and 8% of the Company's operating income for the six months ended June 30, 2007 and 2006, respectively.

58. CONCENTRATION OF CREDIT RISK – CONTINUED

Details of the amounts receivable from the five customers with the largest receivable balances at June 30, 2007 and December 31, 2006 are as follows:

	Percentage of accounts receivable	
	At June 30, 2007	At December 31, 2006
Five largest receivable balances	**45%**	72%

As at 30 June 2006, the Company has exposure to credit risk in the event of the counterparties failure to perform their obligation in relation to the Default Loan In order to minimize the credit risk, the management of the Company has monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Company reviews the recoverable amount of other loan receivables at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the Company considered that the Company's credit risk is significantly reduced.

59. CAPITAL COMMITMENTS

	At June 30, 2007 RMB'000	At December 31, 2006 RMB'000
Capital expenditure contracted for but not provided in the financial statements in respect of:		
– Purchase of assets	**1,067,544**	1,221,884

60. OTHER IMPORTANT EVENTS

Pursuant to the supplementary agreement between Yankuang Group and the Company on the acquisition of Heze Power share, Yankuang Group made an irrevocable claim that as soon as it got the mining rights of Zhaolou Mine and Wanfu Mine, the Company had the rights to acquire the mining rights within 12 months from that specific date. Furthermore, if any of the following matters occurred before June 30, 2006: (1) Heze Power failed to obtain the land use rights of Zhaolou Mine and its coal cleaning factory; (2) Yankuang Group failed to obtain the mining rights of Zhaolou Mine; (3) Any other factors led to the Group's failure in acquiring Zhaolou Mine's mining rights; the Company had the rights to send back its 95.67% share of Heze Power to the Group. Yankuang Group should pay back the Company the acquisition price, the net capital investment made by the Company to Heze Power, and the interest at a rate of 10% per annum for a twelve-month period. As at March 5, 2007, Yankuang Group had already obtained certain approval from the government on the land use rights of Heze Power coal cleaning factory with some procedures still in the process. And the mining rights of Zhaolou Mine was also successfully obtained on June 28, 2006. The remaining procedures on transferring of the land use rights and mining rights will complete within the year 2007.

61. COMPARATIVE FIGURES

The comparable numbers in the June 30, 2007 financial statement have been adjusted in accordance with Note 6. In addition, part of the comparable data has been reclassified in accordance with the June, 2007 recording format.

62. APPROVE OF FINANCIAL STATEMENTS

The Company and the Group financial statements have been approved by board of directors on August 17, 2007.

SUPPLEMENT

FOR THE PERIOD ENDED JUNE 30, 2007

1. SUMMARY OF DIFFERENCES BETWEEN IFRS AND PRC GAAP

For the period ended June 30, 2007, under PRC GAAP net profit is RMB1,108,918 thousand and net assets is RMB17,917,222 thousand. The summary of differences of net profit and net assets between PRC GAAP and IFRS in this year is as follows:

	Net profit for the period RMB'000	**Net assets at June 30, 2007** RMB'000
As per the financial statements prepared under PRC GAAP	1,108,918	17,917,222
Adjustments under IFRS:		
– Reversal of Wei Jian Fei	101,742	98,813
– Reversal of Work Safety Expense	74,903	727,726
– Reversal of Reform and Specific Development Fund	82,344	529,716
– Deferred tax effect	41,677	(173,623)
– Release of negative goodwill to income	–	138,101
– Deemed interest expenses	(1,250)	(117,641)
– Reversal of long-term equity investment difference arising from business combination involving enterprises under common control	–	339,753
– Reversal of amortization of goodwill	–	31,013
– Write-off of pre-operating expenses of subsidiaries	93,490	–
– Others	536	(8,464)
As per financial statements prepared under IFRS which belongs to Shareholders of the Company	1,502,360	19,482,616

2. RETURN ON SHAREHOLDERS' EQUITY AND EARNINGS PER SHARE CALCULATED BY DILUTED METHOD AND WEIGHTED AVERAGE METHOD

Profit for the reporting period	**Return on shareholders' equity**		**Earnings per share RMB**	
	Diluted	**Weighted average**	**Diluted**	**Weighted average**
Operating profits	10.68%	10.49%	0.39	0.39
Net profit	6.19%	6.08%	0.23	0.23
Net profit excluding extraordinary gain	6.34%	6.23%	0.23	0.23

CONDENSED CONSOLIDATED STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2007

	Notes	Six months ended June 30, 2007 RMB'000 (unaudited)	2006 RMB'000 (unaudited)
Gross sales of coal	5	**6,928,217**	6,337,679
Railway transportation service income		**91,296**	71,754
Total revenue		**7,019,513**	6,409,433
Transportation costs of coal	5	**(323,561)**	(486,081)
Cost of sales and service provided	6	**(3,389,616)**	(2,646,924)
Gross profit		**3,306,336**	3,276,428
Selling, general and administrative expenses		**(1,156,437)**	(1,202,070)
Other income	7	**105,139**	86,334
Interest expenses	8	**(14,851)**	(7,780)
Profit before income taxes	9	**2,240,187**	2,152,912
Income taxes	10	**(737,757)**	(719,407)
Profit for the period		**1,502,430**	1,433,505
Attributable to:			
Equity holders of the Company		**1,502,360**	1,433,612
Minority interests		**70**	(107)
		1,502,430	1,433,505
Dividends	11	**983,680**	1,082,048
Earnings per share, basic	12	**RMB0.31**	RMB0.29
Earnings per ADS, basic	12	**RMB15.27**	RMB14.57

CONDENSED CONSOLIDATED BALANCE SHEET

AT JUNE 30, 2007

	Notes	At June 30, 2007 RMB'000 (unaudited)	At December31, 2006 RMB'000 (audited)
ASSETS			
CURRENT ASSETS			
Bank balances and cash		**5,531,096**	4,715,945
Term deposits		**1,591,038**	1,194,531
Restricted cash	13	**10,296**	68,562
Bills and accounts receivable	14	**1,088,170**	2,211,909
Inventories		**690,505**	579,561
Other loans receivable	15	**640,000**	640,000
Prepayments and other current assets		**288,585**	231,505
Prepaid lease payments		**13,845**	13,746
Prepayment for resources compensation fees	16	**3,240**	3,240
Prepayment for land subsidence, restoration, rehabilitation and environmental costs	17	**213,099**	212,912
TOTAL CURRENT ASSETS		**10,069,874**	9,871,911
Mining rights	18	**307,020**	307,909
Prepaid lease payments		**577,032**	578,988
Prepayment for resources compensation fees	16	**20,207**	21,827
Property, plant and equipment	19	**12,193,477**	12,139,939
Goodwill		**298,650**	295,584
Investments in securities	20	**145,353**	96,142
Restricted cash	13	**51,037**	49,023
Deposit made on investment		**97,426**	97,426
TOTAL ASSETS		**23,760,076**	23,458,749

CONDENSED CONSOLIDATED BALANCE SHEET — CONTINUED

AT JUNE 30, 2007

	Notes	At June 30, 2007 RMB'000 (unaudited)	At December31, 2006 RMB'000 (audited)
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Bills and accounts payable	21	**546,750**	745,685
Other payables and accrued expenses		**2,491,885**	1,899,684
Amounts due to Parent Company and its subsidiary companies	24	**430,664**	982,347
Unsecured bank borrowings – due within one year		**61,000**	50,000
Taxes payable		**79,268**	150,332
TOTAL CURRENT LIABILITIES		**3,609,567**	3,828,048
Amounts due to parent company and its Subsidiary companies – due after one year	24	**19,046**	23,138
Unsecured bank borrowings – due after One year		**319,000**	330,000
Deferred tax liability	22	**255,716**	283,823
TOTAL LIABILITIES		**4,203,329**	4,465,009
CAPITAL AND RESERVES			
SHARE CAPITAL	23	**4,918,400**	4,918,400
RESERVES		**14,564,216**	14,013,379
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY		**19,482,616**	18,931,779
MINORITY INTEREST		**74,131**	61,961
TOTAL EQUITY		**19,556,747**	18,993,740
TOTAL LIABILITIES AND EQUITY		**23,760,076**	23,458,749

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2007

	Share capital RMB'000	Share premium RMB'000	Future development fund RMB'000 (note 23)	Statutory common reserve fund RMB'000 (note 23)	Statutory common welfare fund RMB'000 (note 23)	Translation reserve RMB'000	Investment revaluation reserve RMB'000	Retained earnings RMB'000	Attributable to equity holders of the Company RMB'000	Minority interest RMB'000	Total RMB'000
Balance at January 1, 2006	4,918,400	2,981,002	1,827,667	1,019,141	509,649	(15,016)	-	6,377,734	17,618,577	28,731	17,647,308
Exchange difference arising on translation of foreign operations recognised directly in equity (unaudited)	-	-	-	-	-	1,237	-	-	1,237	-	1,237
Profit for the period (unaudited)	-	-	-	-	-	-	-	1,433,612	1,433,612	(107)	1,433,505
Total recognised income and expense for the period (unaudited)	-	-	-	-	-	1,237	-	1,433,612	1,434,849	(107)	1,434,742
Appropriations to reserves (unaudited)	-	-	195,184	-	-	-	-	(195,184)	-	-	-
Transfer (unaudited)	-	-	-	509,649	(509,649)	-	-	-	-	-	-
Dividend (unaudited)	-	-	-	-	-	-	-	(1,082,048)	(1,082,048)	(271)	(1,082,319)
Balance at June 30, 2006 (unaudited)	4,918,400	2,981,002	2,022,851	1,528,790	-	(13,779)	-	6,534,114	17,971,378	28,353	17,999,731
Balance at July 1, 2006 (unaudited)	4,918,400	2,981,002	2,022,851	1,528,790	-	(13,779)	-	6,534,114	17,971,378	28,353	17,999,731
Gain on fair value change of available-for-sale investment (unaudited)	-	-	-	-	-	-	33,961	-	33,961	-	33,961
Deferred tax on fair value change of available-for-sale investment (unaudited)	-	-	-	-	-	-	(11,207)	-	(11,207)	-	(11,207)
Exchange difference arising on translation of foreign operations (unaudited)	-	-	-	-	-	(1,726)	-	-	(1,726)	-	(1,726)
Net income recognized directly in equity	-	-	-	-	-	(1,726)	22,754	-	21,028	-	21,028
Profit for the period (unaudited)	-	-	-	-	-	-	-	939,373	939,373	(910)	938,463
Total recognised income and expense for the period (unaudited)	-	-	-	-	-	(1,726)	22,754	939,373	960,401	(910)	959,491
Appropriations to reserves (unaudited)	-	-	195,723	175,821	-	-	-	(371,544)	-	-	-
Dividend (unaudited)	-	-	-	-	-	-	-	-	-	-	-
Acquisition of a subsidiary (unaudited)	-	-	-	-	-	-	-	-	-	34,518	34,518
Balance at December 31, 2006	4,918,400	2,981,002	2,218,574	1,704,611	-	(15,505)	22,754	7,101,943	18,931,779	61,961	18,993,740
Balance at January 1, 2007	4,918,400	2,981,002	2,218,574	1,704,611	-	(15,505)	22,754	7,101,943	18,931,779	61,961	18,993,740
Gain on fair value change of available-for-sale investment (unaudited)	-	-	-	-	-	-	49,211	-	49,211	-	49,211
Deferred tax on fair value change of available-for-sale investment (unaudited)	-	-	-	-	-	-	(16,240)	-	(16,240)	-	(16,240)
Exchange difference arising on translation of foreign operations (unaudited)	-	-	-	-	-	(814)	-	-	(814)	-	(814)
Net income recognized directly in equity	-	-	-	-	-	(814)	32,971	-	32,157	-	32,157
Profit for the period (unaudited)	-	-	-	-	-	-	-	1,502,360	1,502,360	70	1,502,430
Total recognized income and expense for the period (unaudited)	-	-	-	-	-	(814)	32,971	1,502,360	1,534,517	70	1,534,587
Appropriations to reserves (unaudited)	-	-	184,086	-	-	-	-	(184,086)	-	-	-
Dividend (unaudited)	-	-	-	-	-	-	-	(983,680)	(983,680)	-	(983,680)
Acquisition of a subsidiary (unaudited)	-	-	-	-	-	-	-	-	-	(11,900)	(11,900)
Capital contributed by minority equity holders of a subsidiary (unaudited)	-	-	-	-	-	-	-	-	-	24,000	24,000
Balance at June 30, 2007 (unaudited)	4,918,400	2,981,002	2,402,660	1,704,611	-	(16,319)	55,725	7,436,537	19,482,616	74,131	19,556,747

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2007

	Six months ended June 30,	
	2007	2006
	RMB'000	RMB'000
	(unaudited)	(unaudited)
NET CASH GENERATED BY OPERATING ACTIVITIES	**2,030,035**	383,018
NET CASH USED IN INVESTING ACTIVITIES		
Purchase of property, plant and equipment and mining right	**(876,028)**	(1,085,260)
Decrease in term deposits	**(396,507)**	(1,831,829)
Acquisition of additional interest of Shanxi Group	**(14,966)**	–
Decrease (increase) in restricted cash	**58,646**	(21,297)
Proceeds on disposal of property, plant and equipment	**5,389**	4,381
	(1,223,466)	(2,934,005)
NET CASH GENERATED BY (USED IN) FINANCING ACTIVITIES		
Capital contribution from a minority equity holder of a subsidiary	**24,000**	–
Dividend paid to a minority equity holder of a subsidiary	**–**	(271)
	24,000	(271)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	**830,569**	(2,551,258)
CASH AND CASH EQUIVALENTS, BEGINNING	**4,715,945**	5,885,581
Effect of foreign exchange rate changes	**(15,418)**	856
CASH AND CASH EQUIVALENTS, ENDING, REPRESENTED BY BANK BALANCES AND CASH	**5,531,096**	3,335,179

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2007

1. GENERAL

Organisation and principal activities

The Group represents Yanzhou Coal Mining Company Limited (the "Company") and its consolidated subsidiaries.

The Company is established as a joint stock company with limited liability in the People's Republic of China (the "PRC") and operates six coal mines, namely the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine, Jining II coal mine ("Jining II") and Jining III coal mine ("Jining III") as well as a regional railway network that links these mines with the national railway gird. These six coal mines and the railway were originally divisions of the Company's ultimate holding company, Yankuang Group Corporation Limited (the "Parent Company"), a state-owned enterprise in the PRC. The Parent Company contributed the assets and liabilities of the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine and Dongtan coal mine into the Company upon its formation.

The Company acquired from the Parent Company Jining II, Jining III and the assets of the special purpose coal railway transportation business ("Railway Assets") in 1998, 2001 and 2002, respectively.

In April 2001, the status of the Company was changed to that of a sino-foreign joint stock limited company.

The Company's A shares are listed on the Shanghai Securities Exchange ("SSE"), its H shares are listed on The Stock Exchange of Hong Kong Limited (the "SEHK"), and its American Depositary Shares ("ADS", one ADS represents 50 H shares) are listed on the New York Stock Exchange, Inc.

The Company holds a 52.38% interest in the registered capital of Qingdao Free Trade Zone Zhongyan Trade Co., Ltd. ("Zhongyan"), a limited liability company established and operated in the PRC. Zhongyan is engaged in the trading and processing of mining machinery.

The Company holds a 92% interest in the registered capital of Shandong Yanmei Shipping Co., Ltd. (formerly known as Zoucheng Nanmei Shipping Co., Ltd.) ("Yanmei Shipping"), a limited liability company established and operated in the PRC which is principally engaged in the transportation business via rivers and lakes and sale of coal and construction materials.

In 2004, the Company established Yanzhou Coal Yulin Power Chemical Co., Ltd. ("Yulin"), a 97% owned subsidiary, for the future development of the methanol projects of the Group in the Shaanxi Province in the PRC.

In 2004, the Company acquired the entire interest in the Southland coal mine located in New South Wales, Australia ("Southland") from independent third parties in 2004 for aggregate cash consideration of AUD29,377,000 (equivalent to RMB187,312,000 then). The Company has also established two wholly-owned subsidiaries in Australia, namely Yancoal Australia Pty Limited ("Yancoal") and Austar Coal Mine Pty Limited ("Austar"), in 2004 for the Group's future operations in Southland.

1. GENERAL – CONTINUED

Organisation and principal activities – continued

In 2005, the Company acquired a 95.67% equity interest in Yankuang Heze Power Chemical Company Limited ("Heze") from the Parent Company at cash consideration of RMB584,008,000. The principal activities of Heze are to conduct the initial preparation of the coal mines at the juye coalfield which includes obtaining the approvals for the coal mine projects, applying rights to explore for coal and preparing the construction work of the coal mines. At June 30, 2007, Heze has commenced construction works for the Zhaolou coal mine.

In 2006, the Company acquired a 98% equity interest in Yankuang Shanxi Neng Hua Company Limited ("Shanxi Neng Hua") and its subsidiaries (collectively referred as the "Shanxi Group") from the Parent Company at cash consideration of RMB733,346,000. The principal activities of Shanxi Group are to invest in heat and electricity, manufacture and sale of mining machinery and engine products, coal mining and the development of integrated coal technology.

Shanxi Neng Hua is an investment holding company, which holds 81.31% equity interest in Shanxi Heshun Tianchi Energy Company Limited ("Shanxi Tianchi") and approximately 99.85% equity interest in Shanxi Tianhao Chemical Company Limited ("Shanxi Tianhao"). The principal activities of Shanxi Tianchi are to exploit and sale of coal from Tianchi Coal Mine, the principal asset of Shanxi Tianchi. Shanxi Tianchi has completed the construction of Tianchi Coal Mine and commenced production by the end of 2006. Shanxi Tianhao is established to engage in the production of methanol and other chemical products, coke production, exploration and sales. The construction of the methanol facilities by Shanxi Tianhao commenced in March 2006 and it has not yet commenced production as at June 30, 2007. Shanxi Group has no significant impact to the Group's results for the year.

In 2007, the Company further acquired the remaining 2% equity interest in Shanxi Neng Hua at cash consideration of RMB14,966,000, which resulted in an additional goodwill of RMB3,066,000.

2. BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 "Interim Financial Reporting" and with the applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on the SEHK.

3. SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value, as appropriate.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended December 31, 2006.

In the current interim period, the Group had applied, for the first time, the new and revised standards and interpretations issued by the International Accounting Standards Board (the "IASB") and the International Financial Reporting Interpretations Committee (the "IFRIC") of the IASB, which are effective for the Group's financial year beginning on January 1, 2007.

3. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

The adoption of these new and revised standards and interpretations had no material effect on the results or financial position of the Group for the current or prior accounting periods. Accordingly, no prior period adjustment has been recognized.

The Group has not early applied the new standards or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the results and the financial position of the Group.

However, for the adoption of IFRS 8 Operating Segments, which will be effective for annual periods beginning on or after January 1, 2008, the directors of the Company expect that the disclosure on the segmental information will be different from the current information disclosed as required by International Accounting Standard 14 Segment Reporting. IFRS 8 requires the identification of operating segments on the basis of internal reports that are regularly reviewed by the entity's chief operating decision maker in order to allocate resources to the segment and assess its performance. In contrast IAS 14 requires identification of two sets of segments (business and geographical) using a risk and rewards approach, the entity's "system of internal financial reporting to key management personnel" serving only as the starting point for identification of such segments. In addition IFRS 8 requires the amount reported for each segment item to be the measure reported to the chief operating decision maker for the purposes of allocating resources to that segment and assessing its performance. IAS 14 required segment information to be prepared in conformity with the accounting policies adopted for the preparation and presentation of the consolidated financial statements. The directors anticipate that The adoption of IFRS 8 may change the identification of segments and the measurement of the related segment assets and results.

4. SEGMENT INFORMATION

The Group is engaged primarily in the coal mining business and the coal railway transportation business. The Company does not currently have direct export rights in the PRC and all of its export sales must be made through China National Coal Industry Import and Export Corporation ("National Coal Corporation") or Minmetals Trading Co., Ltd. ("Minmetals Trading"). The final customer destination of the Company's export sales is determined by the Company, National Coal Corporation or Minmetals Trading. Certain of the Company's subsidiaries are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of these businesses, which are currently included in the coal mining business segment, are insignificant to the Group.

4. SEGMENT INFORMATION – CONTINUED

Business segments

For management purposes, the Group is currently organised into two operating divisions – coal mining and coal railway transportation. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Coal mining	– Underground mining, preparation and sales of coal
Coal railway transportation	– Provision for railway transportation services

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the six months ended June 30, 2007			
	Coal mining	Coal railway transportation	Eliminations	Consolidated
	RMB'000	RMB'000	RMB'000	RMB'000
GROSS REVENUE				
External	6,928,217	91,296	-	7,019,513
Inter-segment	-	62,351	(62,351)	-
Total	6,928,217	153,647	(62,351)	7,019,513

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	Coal mining	Coal railway transportation	Eliminations	Consolidated
RESULT				
Segment results	2,453,855	(43,071)	-	2,410,784
Unallocated corporate expenses				(204,372)
Unallocated corporate income				48,626
Interest expenses				(14,851)
Profit before income taxes				2,240,187
Income taxes				(737,757)
Profit for the period				1,502,430

4. SEGMENT INFORMATION – CONTINUED

	For the six months ended June 30, 2006			
	Coal mining RMB'000	Coal railway transportation RMB'000	Eliminations RMB'000	Consolidated RMB'000
GROSS REVENUE				
External	6,337,679	71,754	–	6,409,433
Inter-segment	–	110,554	(110,554)	–
Total	6,337,679	182,308	(110,554)	6,409,433

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	Coal mining RMB'000	Coal railway transportation RMB'000	Eliminations RMB'000	Consolidated RMB'000
RESULT				
Segment results	2,309,592	13,300	–	2,322,892
Unallocated corporate expenses				(223,600)
Unallocated corporate income				61,400
Interest expenses				(7,780)
Profit before income taxes				2,152,912
Income taxes				(719,407)
Profit for the period				1,433,505

5. SALES OF COAL AND TRANSPORTATION COSTS OF COAL

	Six months ended June 30,	
	2007	2006
	RMB'000	RMB'000
Domestic sales of coal, gross	**5,860,240**	4,629,995
Less: Transportation costs	**132,271**	182,705
Domestic sales of coal, net	**5,727,969**	4,447,290
Export sales of coal, gross	**1,067,977**	1,707,684
Less: Transportation costs	**191,290**	303,376
Export sales of coal, net	**876,687**	1,404,308
Net sales of coal	**6,604,656**	5,851,598

Net sales of coal represents the invoiced value of coal sold and is net of returns, discounts, sales taxes and transportation costs if the invoiced value includes transportation costs to the customers.

6. COST OF SALES AND SERVICE PROVIDED

	Six months ended June 30,	
	2007	2006
	RMB'000	RMB'000
Materials	**560,611**	587,966
Wages and employee benefits	**1,141,120**	707,753
Electricity	**200,149**	163,435
Depreciation	**529,481**	469,837
Land subsidence, restoration, rehabilitation and environmental costs	**419,471**	209,264
Repairs and maintenance	**204,144**	157,698
Annual fee and amortization of mining rights	**12,947**	9,920
Transportation costs	**52,247**	50,729
Others	**269,446**	290,322
	3,389,616	2,646,924

7. OTHER INCOME

	Six months ended June 30, 2007 RMB'000	Six months ended June 30, 2006 RMB'000
Interest income from bank deposits	**48,626**	61,400
Gain on exchange difference	**36,600**	–
Others	**19,913**	24,934
	105,139	86,334

8. INTEREST EXPENSES

	Six months ended June 30, 2007 RMB'000	Six months ended June 30, 2006 RMB'000
Interest expenses on bank borrowing wholly repayable within 5 years	**13,601**	6,196
Deemed interest expenses in respect of acquisition of Jining III	**1,250**	1,584
	14,851	7,780

No interest was capitalized during the periods.

9. PROFIT BEFORE INCOME TAXES

	Six months ended June 30, 2007 RMB'000	Six months ended June 30, 2006 RMB'000
Profit before income taxes has been arrived at after charging (crediting):		
Depreciation of property, plant and equipment	**615,511**	518,039
Amortization of mining rights (Included in cost of sales and services provided)	**8,081**	3,312
Total depreciation and amortization	**623,592**	521,351
Amortization of prepaid lease payments	**6,826**	6,595
Gain on disposal of property, plant and equipment	**(1,655)**	(249)

10. INCOME TAXES

	Six months ended June 30,	
	2007	2006
	RMB'000	RMB'000
Income tax:		
Current taxes	**804,026**	709,295
(Over) under provision in prior year	**(21,922)**	(24,233)
	782,104	685,062
Deferred tax (note 22):		
Current period	**24,256**	34,345
Attributable to change in tax rate	**(68,603)**	–
	(44,347)	34,345
	737,757	719,407

The Group is subject to a standard income tax rate of 33%. The effective income tax rate of the Group for the current period is 33% (six months ended June 30, 2006: 33%). The major reconciling items are the amount claimed on the appropriation to future development fund for which a tax deduction is granted and certain expenses not deductible for tax purposes.

On March 16, 2007, the PRC promulgated the Law of the People's Republic of China on Enterprise Income Tax by Order No. 63 of the President of the People's Republic of China, which will change the tax rate from 33% to 25% for the Company and its subsidiaries established in the PRC from January 1, 2008. The deferred tax balance has been adjusted, as appropriate, to reflect the tax rates that are expected to apply to the respective periods when the asset is realized or the liability is settled.

11. DIVIDENDS

	Six months ended June 30,	
	2007	2006
	RMB'000	RMB'000
Final dividend approved, RMB0.120 per share (2006: RMB0.150)	**590,208**	737,760
Special dividend approved, RMB0.080 per share (2006: RMB0.070)	**393,472**	344,288
	983,680	1,082,048

Pursuant to the annual general meeting held on June 15, 2007, a final dividend and special dividend in respect of the year ended December 31, 2006 were approved.

12. EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share attributable to equity holders of the Company for the six months ended June 30, 2007 and 2006 is based on the profit for the period of RMB1,502,360,000 and RMB1,433,612,000 and on 4,918,400,000 shares in issue during both periods.

The earnings per ADS have been calculated based on the profit for the relevant periods and on one ADS, being equivalent to 50 shares.

13. RESTRICTED CASH

At the balance sheet date, the short-term restricted cash represents the bank deposits pledged to certain banks to secure banking facilities granted to the Group. The long-term amount represents the bank deposits placed as guarantee for the future payments of rehabilitation cost of Southland as required by the Australian government. The long-term restricted cash carries interest at 5.31% per annum.

14. BILLS AND ACCOUNTS RECEIVABLE

	At June 30, 2007 RMB'000	At December 31, 2006 RMB'000
Bills receivable	**949,326**	2,004,425
Accounts receivable	**170,291**	238,931
Total bills and accounts receivable	**1,119,617**	2,243,356
Less: Allowance for doubtful debts	**(31,447)**	(31,447)
Bills and accounts receivable, net	**1,088,170**	2,211,909

Bills receivable represent unconditional orders in writing issued by or negotiated with customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties.

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable at the balance sheet date:

	At June 30, 2007 RMB'000	At December 31, 2006 RMB'000
1 – 180 days	**1,089,382**	2,216,935
181 – 365 days	**4,872**	1,018
1 – 3 years	**872**	869
Over 3 years	**24,491**	24,534
	1,119,617	2,243,356

15. OTHER LOAN RECEIVABLE

At the balance sheet dates, the amount represents a loan granted to an independent third party, which carries interest at 7.00% per annum and is guaranteed by other independent third parties. The loan (the "Default Loan") is secured by certain state legal person shares of a company listed on the SSE ("the Secured Shares") and certain equity interest in another unlisted company held by the guarantor. The Default Loan was defaulted in January 2005 and the Company had applied to the People's Supreme Court of the Shangdong province (the "Court") to freeze the Secured Shares. The Company has also applied to the Court to dispose the Secured Shares by way of a public auction and the proceeds would be applied to repay the Default Loan and the associated interests to the Company. The public auction was held successfully in September 2005. Up to the date of the report, the legal procedure for the transfer of ownership of the Secured Shares has not yet been completed.

In December 2006, Shandong Runhua Group Company Limited has also claimed for a portion of the Secured Shares. To protect the Company's priority rights in the Secured Shares to recover the Default Loan, the Company sought support from the Shandong provincial government and the State-owned Assets Supervision and Administrative Committee (the "SASAC"). In January 2007, these government authorities in Shandong province and the SASAC rendered a formal written request to the Supreme Court to protect the Company's priority right on the Secured Shares.

After considering the advice from their legal counsel, the directors are in the opinion that, based on the result of the auction, the support from the government authorities in Shandong province and the SASAC and the fair value of the underlying Secured Shares, the amount to be recovered by the Company from the Secured Shares would be sufficient to cover the principal and interest of the Default Loan.

16. PREPAYMENT FOR RESOURCES COMPENSATION FEES

In accordance with the relevant regulations, the Shanxi Group is required to pay resources compensation fees to the Heshun Municipal Coal Industry Bureau at a rate of RMB2.70 per tonne of raw coal mined. At June 30, 2007, the amount represented the prepayment for resources compensation fee based on production volume of approximately 8.7 million tonnes. The current portion represents the amount to be utilized in the coming year which is estimated based on expected production volume.

17. PREPAYMENT FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

	Six months ended June 30, 2007 RMB'000
At January 1, 2007	**212,912**
Additional provision in the period	**(427,633)**
Utilization of provision	**427,820**
At June 30, 2007	**213,099**

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. The payment during the period included mainly rehabilitation costs paid on mining areas relating to mining activities in the future periods and therefore the balance is presented as a prepayment at the balance sheet dates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

18. MINING RIGHTS

	RMB'000
COST	
At January 1, 2007	353,098
Exchange re-alignment	2,743
Addition	4,690
At June 30, 2007	360,531
AMORTIZATION	
At January 1, 2007	45,189
Exchange re-alignment	241
Provided for the period	8,081
At June 30, 2007	53,511
NET BOOK VALUES	
At June 30, 2007	307,020
At December 31, 2006	307,909

19. PROPERTY, PLANT AND EQUIPMENT, NET

	Freehold land in Australia RMB'000	Buildings RMB'000	Harbour works and crafts RMB'000	Railway structures RMB'000	Mining structures RMB'000	Plant, machinery and equipment RMB'000	Transportation equipment RMB'000	Construction in progress RMB'000	Total RMB'000
COST									
At January 1, 2007	55,255	2,430,319	250,349	734,801	4,017,442	9,001,883	323,695	2,712,797	19,526,541
Exchange re-alignment	2,698	442	-	-	-	49,003	27	-	52,170
Additions	-	2,113	-	-	-	43,137	1,347	587,738	634,335
Transfers	-	15,089	-	-	-	79,471	2,660	(97,220)	-
Disposals	-	-	-	-	-	(6,712)	(1,519)	-	(8,231)
At June 30, 2007	57,953	2,447,963	250,349	734,801	4,017,442	9,166,782	326,210	3,203,315	20,204,815
DEPRECIATION									
At January 1, 2007	-	1,110,807	18,206	269,679	1,683,367	4,111,539	193,004	-	7,386,602
Exchange re-alignment	-	68	-	-	-	2,090	15	-	2,173
Provided for the period	-	63,636	3,035	26,904	44,462	470,781	18,242	-	627,060
Eliminated on disposals	-	-	-	-	-	(4,136)	(361)	-	(4,497)
At June 30, 2007	-	1,174,511	21,241	296,583	1,727,829	4,580,274	210,900	-	8,011,338
NET BOOK VALUES									
At June 30, 2007	57,953	1,273,452	229,108	438,218	2,289,613	4,586,508	115,310	3,203,315	12,193,477
At December 31, 2006	55,255	1,319,512	232,143	465,122	2,334,075	4,890,344	130,691	2,712,797	12,139,939

20. INVESTMENTS IN SECURITIES

The investment in securities represent available-for-sale equity investments:

	At June 30, 2007 RMB'000	At December 31, 2006 RMB'000
Equity securities of Shenergy Company Limited listed on the SSE		
– Restricted portion stated at cost less impairment	**40,281**	40,281
– Unrestricted portion stated at fair value	**103,312**	54,101
Unlisted equity securities	**1,760**	1,760
	145,353	96,142

Pursuant to the share reform plan carried out by Shenergy Company Limited in 2006, the non-tradable legal person shares held by the Company were converted into tradable shares on August 17, 2006. Under this share reform plan, the Company has committed that the Company will not sell more than one-third of the shares held as of August 17, 2005 within one year after August 17, 2006; and two-third of the shares held as of August 17, 2005 within two years after August 17, 2006. This investment is presented as listed securities as at December 31, 2006 and June 30, 2007. The unrestricted portion is carried at fair value determined by reference to bid prices quoted in active markets.

The unlisted equity securities and the restricted portion of the shares of Shenergy Company Limited are stated at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

21. BILLS AND ACCOUNTS PAYABLE

The following is an aged analysis of bills and accounts payable at the balance sheet date:

	At June 30, 2007 RMB'000	At December 31, 2006 RMB'000
1 – 180 days	**388,803**	564,995
181 – 365 days	**134,804**	139,974
Over 1 years	**23,143**	40,716
	546,750	745,685

22. DEFERRED TAX LIABILITY

	Available-for-sale investment RMB'000	Accelerated tax depreciation RMB'000	Mining rights RMB'000	Total RMB'000
Balance at January 1, 2006	–	(146,279)	–	(146,279)
Acquisition of Shanxi Group	–	(2,962)	(54,269)	(57,231)
Charge to reserve	(11,207)	–	–	(11,207)
(Charge) credit to income for the year	–	(69,272)	166	(69,106)
Balance at December 31, 2006 and January 1, 2007	(11,207)	(218,513)	(54,103)	(283,823)
Charge to reserve	(16,240)	–	–	(16,240)
(Charge) credit to income for the period (note 10)	–	(25,255)	999	(24,256)
Effect of change in tax rate	–	53,974	14,629	68,603
Balance at June 30, 2007	(27,447)	(189,794)	(38,475)	(255,716)

There was no material unprovided deferred tax for the period or at the balance sheet date.

23. SHAREHOLDERS' EQUITY

Share capital

The Company's share capital structure at the balance sheet date is as follows:

	Domestic invested shares		Foreign invested shares	
	State legal person Shares (held by the Parent Company)	A shares (Note 1)	H shares (including H share represented by ADS) (Note 1)	Total
Numbers of shares				
At December 31, 2006 and June 30, 2007	2,600,000,000	360,000,000	1,958,400,000	4,918,400,000
Registered, issued and fully paid (RMB'000)				
At December 31, 2006 and June 30, 2007	2,600,000	360,000	1,958,400	4,918,400

Each share has a par value of RMB1.

There is no movement in share capital during the period.

Reserves

Pursuant to regulation in the PRC, the Company is required to transfer an annual amount to a future development fund at RMB6 per tonne of raw coal mined. The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

Pursuant to the regulations of the Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Province and the Shandong Province Coal Mining Industrial Bureau, the Company is required to transfer an additional amount at RMB5 per tonne of raw coal mined from July 1, 2004 to the future development fund for the future improvement of the mining facilities.

Pursuant to the relevant regulations from the Ministry of Finance, the Company is no longer required to set aside net income to the statutory common welfare fund effective from January 1, 2006 and the balance of statutory common welfare fund as at January 1, 2006 was transferred to statutory common reserve fund.

23. SHAREHOLDERS' EQUITY – CONTINUED

The Company has to set aside 10% of its profit for the statutory common reserve fund (except where the fund has reached 50% of the Company's registered capital). The statutory common reserve fund can be used for the following purposes:

- to make good losses in previous years; or
- to convert into capital, provided such conversion is approved by a resolution at a shareholders' general meeting and the balance of the statutory common reserve fund does not fall below 25% of the registered capital.

In accordance with the Company's Articles of Association, the profit for the purpose of appropriation will be deemed to be the lesser of the amounts determined in accordance with (i) PRC accounting standards and regulations and (ii) IFRS or the accounting standards of the places in which its shares are listed.

The Company can also create a discretionary reserve in accordance with its Articles of Association or pursuant to resolutions which may be adopted at a meeting of shareholders.

The Company's distributable reserve as at June 30, 2007 is the retained earnings computed under PRC GAAP which amounted to approximately RMB6,710,642,000 (as at December 31, 2006: RMB6,391,019,000).

24. RELATED PARTY TRANSACTIONS

The amounts due to Parent Company and its subsidiary companies are non-interest bearing and unsecured.

The amounts due to the Parent Company and its subsidiary companies as at June 30, 2007 included the present value of outstanding balance that arose from the funding of the acquisition of the mining rights of Jining III as of January 1, 2001 discounted using the market rate of bank borrowings.

The consideration for the cost of the mining rights of approximately RMB132,479,000 is to be settled over ten years by equal annual instalments before December 31 of each year, commencing from 2001.

	At June 30, 2007 RMB'000	At December 31, 2006 RMB'000
Amounts due to Parent Company and its subsidiary companies:		
Within one year	**430,664**	982,347
More than one year, but not exceeding two years	**7,942**	8,181
More than two years, but not exceeding three years	**7,478**	7,704
More than three years, but not exceeding four years	**3,626**	7,253
Total	**449,710**	1,005,485
Less: amount due within one year	**(430,664)**	(982,347)
Amount due after one year	**19,046**	23,138

Except for the outstanding consideration as described above, the amounts due to Parent Company and its subsidiary companies have no specific terms of repayment but is expected to be repaid within one year.

24. RELATED PARTY TRANSACTIONS – CONTINUED

During the periods, the Group had the following significant transactions with the Parent Company and its subsidiary companies:

	Six months ended June 30,	
	2007	2006
	RMB'000	RMB'000
Income		
Sales of coal	**478,902**	448,702
Sales of auxiliary materials	**190,588**	232,521
Expenditure		
Utilities and facilities	**190,536**	162,594
Annual fee for mining rights	**6,490**	6,490
Purchases of supply materials and equipment	**256,123**	214,230
Repairs and maintenance services	**98,258**	81,847
Social welfare and support services	**209,712**	198,406
Technical support and training	**10,000**	10,000
Road transportation services	**32,375**	32,915
Construction services	**26,762**	80,642

Certain expenditures for social welfare and support services (excluding medical and child care expenses) of RMB82,950,000 and RMB31,875,000 for each of the six months ended June 30, 2007 and 2006 respectively, and for technical support and training of RMB10,000,000 and RMB7,565,000 for each of the six months ended June 30, 2007 and 2006 respectively, have been charged by the Parent Company at a negotiated amount per annum, subject to changes every year.

In addition to the above, the Company participates in a retirement benefit scheme of the Parent Company in respect of retirement benefits (note 26).

Transactions/balance with other state-controlled entities in the PRC

The Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government ("state-controlled entities"). In addition, the Group itself is part of a larger group of companies under the Parent company which is controlled by the PRC government. Apart from the transactions with the Parent Company and fellow subsidiaries and other related parties disclosed above, the Group also conducts business with other state-controlled entities. The directors consider those state-controlled entities are independent third parties so far as the Group's business transactions with them are concerned.

In establishing its pricing strategies and approval process for transactions with other state-controlled entities, the Group does not differentiate whether the counter-party is a state-controlled entity or not.

24. RELATED PARTY TRANSACTIONS – CONTINUED

Material transactions with other state-controlled entities are as follows:

	Six months ended June 30, 2007 RMB'000	Six months ended June 30, 2006 RMB'000
Trade sales	**431,030**	681,224
Trade purchases	**309,291**	214,235

Material balances with other state-controlled entities are as follows:

	At June 30, 2007 RMB'000	At December 31, 2006 RMB'000
Amounts due from other state-controlled entities	**137,011**	345,914
Amounts due to other state-controlled entities	**124,747**	301,117

In addition, the Group has entered into various transactions, including deposits placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

Except as disclosed above, the directors are of the opinion that transactions with other state-controlled entities are not significant to the Group's operations.

Compensation of key management personnel

The remuneration of directors and other members of key management was as follows:

	Six months ended June 30, 2007 RMB'000	Six months ended June 30, 2006 RMB'000
Directors' fee	**145**	179
Salaries, allowance and other benefit in kind	**1,448**	828
Retirement benefit scheme contribution	**478**	373
	2,071	1,380

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

25. COMMITMENTS

	At June 30, 2007 RMB'000	At December 31, 2006 RMB'000
Capital expenditure contracted for but not provided in the financial statements in respect of acquisition of property, plant and equipment	1,067,544	1,221,884
Capital expenditure authorised but not contracted for in respect of development of new coal mines	147,000	600,000
	1,214,544	1,821,884

In accordance with the regulations of the State Administration of Work Safety, the Group has a commitment to incur RMB8 per tone of raw coal mined from May 1, 2004 which will be used for enhancement of safety production environment and improvement of facilities ("work safety cost"). The unutilized work safety cost at June 30, 2007 was RMB170,758,000 (December 31, 2006: RMB 30,208,000)

26. RETIREMENT BENEFITS

Qualifying employees of the Company are entitled to pension, medical and other welfare benefits. The Company participates in a scheme of the Parent Company and pays a monthly contribution to the Parent Company in respect of retirement benefits at an agreed contribution rate based on the monthly basic salaries and wages of the qualified employees. The Parent Company is responsible for the payment of all retirement benefits to the retired employees of the Company.

Pursuant to the Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement entered into by the Company and the Parent Company on January 10, 2006, the monthly contribution rate is set at 45% of the aggregate monthly basic salaries and wages of the Company's employees for the period from January 1, 2006 to December 31, 2008.

The Company's subsidiaries are participants in a state-managed retirement scheme pursuant to which the subsidiaries pay a fixed percentage of the qualifying staff's wages as a contribution to the scheme. The subsidiaries' financial obligations under this scheme are limited to the payment of the employees' contribution. During the period, contributions payable by the subsidiaries pursuant to this arrangement were insignificant to the Group.

At the balance sheet date, there were no forfeited contributions which arose upon employees leaving the above schemes, available to reduce the contribution payable in the future years.

27. HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the six months ended June 30, 2007 and 2006. Such expenses, amounting to RMB43,100,100 for each of the six months ended June 30, 2007 and 2006, have been included as part of the social welfare and support services expenses summarized in note 24.

The Company currently makes a fixed monthly contribution for each of its qualifying employees to a housing fund which is equally matched by a contribution from the employees. The contributions are paid to the Parent Company which utilizes the funds, along with the proceeds from the sales of accommodation and, if the need arises, from loans arranged by the Parent Company, to construct new accommodation.

SUPPLEMENT

I. SUMMARY OF DIFFERENCES BETWEEN CONDENSED CONSOLIDATED FINANCIAL STATEMENT PREPARED UNDER IFRS AND THOSE UNDER PRC GAAP

The Group has also prepared a set of condensed consolidated financial statement in accordance with relevant accounting principles and regulations applicable to PRC enterprises. In the current period, the Group has applied, for its first time, the Accounting Standards for Business Enterprises ("ASBEs") issued by the Ministry of Finance of the People's Republic of China that are effective for accounting periods beginning on or after January 1, 2007. The application of the ASBEs has resulted in the changes in presentation of the financial statement and in the accounting policies which prior periods adjustments have been made.

The condensed financial statements prepared under IFRS and those prepared under PRC GAAP have the following major differences:

(i) adjustment of future development fund, which is charged to income before income taxes under PRC GAAP, to shareholders' equity;

(ii) reversal of the Work Safety Cost provided but not yet utilized for the enhancement of safety production environment and facilities, which is charged as an expense when provided under PRC GAAP;

(iii) depreciation provided for plant and equipment acquired by utilizing the provision of Work Safety Cost, which under PRC GAAP, Work Safety Cost have been charged as expenses when provision was made;

(iv) negative goodwill arising under IFRS for the acquisition of Jining III is recognized as income in the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets prior to January 1, 2005. No negative goodwill arose from the above transaction under PRC GAAP;

(v) the installments payable to the Parent Company for the acquisition of Jining III have been stated at present value discounted using market rates under IFRS while under PRC GAAP, the installments payable are stated at gross amount. Accordingly, deemed interest expense arises on the installments payable to the Parent Company under IFRS and no such interest expenses are recognized under PRC GAAP;

(vi) Prior to January 1, 2007, pre-operating expenses were capitalized in subsidiaries of the Company as a long term asset under PRC GAAP; Such pre-operating expenses were written off under IFRS. Subsequent to January 1, 2007, such pre-operating expenses were charged to expense as included. With the initial adoption of ASBE, the amount of carrying operating expense at January 1, 2007 has been derecognized. The adjustment is to reverse the pre-operating expenses at January 1, 2007 which charged to income statement in current period under PRC GAAP;

(vii) adjustment for recognition of goodwill arising on acquisition of businesses from Parent Company, which is not recognized under PRC GAAP; and

I. SUMMARY OF DIFFERENCES BETWEEN CONDENSED CONSOLIDATED FINANCIAL STATEMENT PREPARED UNDER IFRS AND THOSE UNDER PRC GAAP – CONTINUED

(viii) recognition of a deferred tax asset/liability under IFRS for the tax consequence of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities, which are not recognized under PRC GAAP.

The following table summarizes the differences between IFRS and PRC GAAP:

	Net income attributable to equity holders of the Company for six months ended June 30,		Net assets attributable to equity holders of the Company as at	
			June 30,	December 31,
	2007	2006	**2007**	2006
	RMB'000	RMB'000	**RMB'000**	RMB'000
As per condensed financial statements prepared under IFRS	**1,502,360**	1,433,612	**19,482,616**	18,931,779
Impact of IFRS adjustments in respect of:				
– transfer to future development fund which is charged to income before income taxes under PRC GAAP	**(184,086)**	(195,184)	**(628,529)**	(447,372)
– reversal of Work Safety Cost	**(74,903)**	(104,079)	**(727,726)**	(652,823)
– release of negative goodwill to income	**–**	–	**(138,101)**	(138,101)
– deemed interest expenses	**1,250**	1,587	**117,641**	116,391
– write-off of pre-operating expenses of subsidiaries	**(93,491)**	185,428	**–**	46,860
– derecognitions of goodwill	**–**	(559)	**(370,765)**	(324,134)
– deferred tax effect on temporary differences not recognized under PRC GAAP	**(41,677)**	34,345	**173,623**	215,300
– others	**(535)**	3,540	**8,463**	8,754
As per financial statements prepared under PRC GAAP (restated for 2006)	**1,108,918**	1,358,690	**17,917,222**	17,756,654

Note: There are also differences in other items in the condensed financial statements due to differences in classification between IFRS and PRC GAAP.

The condensed financial statements are prepared in accordance with IFRS, which differ in certain significant respects from US GAAP. The significant differences relate principally to the accounting for the acquisitions of Jining II, Jining III and Railway Assets, the cost bases of property, plant and equipment and land use rights and related adjustments to deferred taxation.

II. SUMMARY OF DIFFERENCES BETWEEN CONDENSED CONSOLIDATED FINANCIAL STATEMENT PREPARED UNDER IFRS AND THOSE UNDER US GAAP

Under IFRS, the acquisitions of Jining II, Jining III, Railway Assets , Heze and Shanxi Group have been accounted for using the purchase method which accounts for the assets and liabilities of Jining II, Jining III, Railway Assets, Heze and Shanxi Group at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill. Prior to January 1, 2005, such goodwill was amortized over a period of ten to twenty years. Subsequent to January 1, 2005, such goodwill is tested for impairment at least annually. Prior to January 1, 2005, any excess of the fair value of the net assets acquired over the purchase consideration is recorded as negative goodwill, which was presented as a deduction from the assets of the Group in the condensed consolidated balance sheet, and such negative goodwill was released to the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets. The carrying amount of negative goodwill at January 1, 2005 has been derecognized.

Under US GAAP, as the Group, Jining II, Jining III, Railway Assets, Heze and Shanxi Group are entities under the common control of the Parent Company, the assets and liabilities of Jining II, Jining III, Railway Assets, Heze and Shanxi Group are required to be included in the condensed consolidated balance sheet of the Group at historical cost. The difference between the historical cost of the assets and liabilities of Jining II, Jining III, Railway Assets, Heze and Shanxi Group acquired and the purchase price paid is recorded as an adjustment to shareholders' equity.

Under IFRS, the mining rights of Jining III and Shanxi Group are stated at purchase consideration less amortization. Mining rights are amortized on a straight line basis over twenty years and twenty-seven years, respectively, being the useful life estimated based on the total proven and probable reserves of the coal mine. Under US GAAP, as both the Group and Jining III are entities under the common control of the Parent Company, the mining rights have to be restated at nil cost and no amortization on mining rights will be recognized. However, a deferred tax asset relating to the capitalization of mining rights is required to be recognized under US GAAP as a higher tax base resulting from the capitalization is utilized for PRC tax purposes.

Under IFRS, property, plant and equipment and land use rights are stated at their respective fair values at the date of acquisition even including transactions between entities under common control. The fair value amount becomes the new cost basis of the assets of the Company formed from the reorganization and depreciation is based on such new basis. Under US GAAP, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. Accordingly, property, plant and equipment and land use rights are restated at the historical cost and no additional depreciation on the fair value amounts will be recognized under US GAAP. However, a deferred tax asset relating to the difference in cost bases between the fair value at the date of acquisition and historical cost is required to be recognized under US GAAP as the tax basis of the assets is the fair value amount at the date of acquisition.

Under IFRS, the acquisition of Yanmei Shipping has been accounted for using purchase method which accounted for the assets and liabilities of Yanmei Shipping at their fair value at the date of acquisition. The excess of the purchase consideration over the value of the net assets acquired is capitalized as a goodwill and was, prior to January 1, 2005, amortized over a period of ten years. After January 1, 2005, such goodwill is tested for impairment at least annually. Under US GAAP, goodwill is not amortized but instead tested for impairment at least annually starting from the initial recognition of goodwill in 2003, when Yanmei Shipping was acquired by the Group.

II. SUMMARY OF DIFFERENCES BETWEEN CONDENSED CONSOLIDATED FINANCIAL STATEMENT PREPARED UNDER IFRS AND THOSE UNDER US GAAP – CONTINUED

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group completes a two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

The cost of mining structure is depreciated using the unit of production method based on the estimated production volume for proven and probable reserves, of which the structure was designed.

The adjustments necessary to restate net income and shareholders' equity in accordance with US GAAP are shown in the tables set out below.

	Six months ended June 30,	
	2007	2006
	RMB'000	RMB'000
Income attributable to equity holders of the Company as reported under IFRS	**1,502,360**	1,433,612
US GAAP adjustments:		
Additional depreciation/amortization charged on fair valued property, plant and equipment and prepaid lease payments	**93,858**	93,925
Additional deferred tax charge due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and prepaid lease payments and capitalization of mining rights	**(32,880)**	(32,088)
Amortization of mining rights of Jining III	**3,312**	3,312
Amortization of mining rights of Shanxi Group, net of minority interest	**2,461**	–
Additional deferred tax charge due to change in tax rate, net of minority interest	**(73,553)**	-
Income under US GAAP	**1,495,558**	1,498,761
Earnings per share under US GAAP	**RMB0.30**	RMB0.30
Earnings per ADS under US GAAP	**RMB15.20**	RMB15.24

II. SUMMARY OF DIFFERENCES BETWEEN CONDENSED CONSOLIDATED FINANCIAL STATEMENT PREPARED UNDER IFRS AND THOSE UNDER US GAAP – CONTINUED

	At June 30, 2007 RMB'000	At December 31, 2006 RMB'000
Equity attributable to the equity holders of the Company as reported under IFRS	**19,482,616**	18,931,779
US GAAP adjustments:		
Difference in cost bases of property, plant and equipment and prepaid lease payments	**(2,561,032)**	(2,561,032)
Additional depreciation/amortization charged on fair valued property, plant and equipment and prepaid lease payments	**1,782,540**	1,688,682
Additional deferred tax asset due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and prepaid lease payments	**256,900**	287,876
Goodwill arising on acquisition of Jining II	**(10,106)**	(10,106)
Mining rights of Jining III	**(89,423)**	(92,735)
Additional deferred tax asset due to a higher tax base resulting from capitalization of mining rights of Jining III	**29,510**	30,602
Difference in cost base of mining rights of Shanxi Group, net of minority interest	**(128,179)**	(130,640)
Additional deferred tax charge due to a higher tax base resulting from capitalization of mining rights of Shanxi Group, net of minority interest	**42,299**	43,112
Goodwill arising on acquisition of Railway Assets	**(97,240)**	(97,240)
Goodwill arising on acquisition of Heze	**(35,645)**	(35,645)
Amortization of goodwill on acquisition of Yanmei Shipping	**1,116**	1,116
Goodwill arising on acquisition of Shanxi Group	**(142,547)**	(142,547)
Additional deferred tax charge due to change in tax rate, net of minority interest	**(73,553)**	–
Shareholders' equity under US GAAP	**18,457,256**	17,913,222

Note: There are also differences in other items in the condensed financial statements due to differences in classification between IFRS and US GAAP.

COMPANY INFORMATION

Registered Name:	兖州煤業股份有限公司
English Name:	Yanzhou Coal Mining Company Limited
Registered Address:	Yanzhou Coal Mining Company Limited 298 Fushan South Road Zoucheng Shandong Province PRC
Post Code:	273500
Website:	http://www.yanzhoucoal.com.cn
Email Address:	yzc@yanzhoucoal.com.cn
Legal Representative:	Wang Xin
Company Secretary:	Zhang Baocai
Authorized Representative	Wu Yuxiang Zhang Baocai 298 Fushan South Road Zoucheng, 273500 Shandong Province PRC Tel: 86-537-5382319 Fax: 86-537-5383311
Places of Listing	A shares: Shanghai Stock Exchange Share Code: 600188 Stock Abbreviation: Yanzhou Mei Ye H shares: The Stock Exchange of Hong Kong Limited Share Code: 1171 ADS: The New York Stock Exchange, Inc. Stock Abbreviation: YZC



兖州煤业股份有限公司
Yanzhou Coal Mining Company Limited

股份代號: 1171

中期報告 2007

資產及負債

	6月30日		12月31日
	2007年	2006年	2006年
	(人民幣千元)	(人民幣千元)	(人民幣千元)
	(未經審計)	(未經審計)	(經審計)
流動資產	**10,069,874**	11,187,124	9,871,911
流動負債	**3,609,567**	3,777,113	3,828,048
總資產	**23,760,076**	21,989,295	23,458,749
公司股東應佔股東權益	**19,482,616**	17,971,378	18,931,779
每股淨資產	**人民幣3.96元**	人民幣3.65元	人民幣3.85元
淨資產收益率(%)	**7.71**	7.98	12.53

註： 2006年11月和2007年2月，公司先後收購了兗州煤業山西能化有限公司(「山西能化」)98%和2%股權。本報告期公司與上年同期相比增加合併了山西能化財務報表。

經營回顧

以下討論基於按國際財務報告準則編製的公司未經審計的2007年上半年和未經審計的2006年上半年財務業績。

煤炭產量

上半年公司生產原煤1,815萬噸，與上年同期相比增加了30萬噸，增幅為1.7%。其中：(1)公司本部六座煤礦生產原煤1,647萬噸，與上年同期相比減少了127萬噸，減幅為7.2%；(2)兗州煤業澳大利亞有限公司(「兗煤澳洲」)生產原煤108萬噸。該公司所屬澳思達煤礦已於2006年10月正式投入商業生產；(3)山西能化生產原煤60萬噸。該公司所屬天池煤礦已於2006年11月正式投入商業生產。

上半年公司商品煤產量為1,766萬噸，與上年同期相比增加了46萬噸，增幅為2.7%。其中：(1)公司本部六座煤礦生產商品煤1,615萬噸，與上年同期相比減少了95萬噸，減幅為5.6%；(2)兗煤澳洲生產商品煤91萬噸；(3)山西能化生產商品煤60萬噸。

煤炭價格與銷售

下表列出了公司截至2007年6月30日止6個月、截至2006年6月30日止6個月、截至2006年12月31日止6個月和2006年度的煤炭銷售價格：

	截至6月30日止6個月		截至2006年12月31日止6個月	截至2006年12月31日止年度
	2007年 煤炭平均價格 (人民幣元／噸)	2006年 煤炭平均價格 (人民幣元／噸)	煤炭平均價格 (人民幣元／噸)	煤炭平均價格 (人民幣元／噸)
一、公司本部				
精煤				
1號精煤	**573.04**	506.55	503.83	505.38
2號精煤	**544.24**	493.41	466.46	479.40
國內銷售	**555.89**	489.32	495.68	493.02
出口	**343.07**	500.55	335.53	442.53
3號精煤	**431.37**	380.75	374.80	377.72
國內銷售	**459.87**	379.01	395.11	387.10
出口	**335.18**	383.66	342.98	362.55
塊煤	**535.96**	422.29	433.25	427.88
精煤平均價格	**479.53**	420.61	408.76	414.58
國內銷售	**505.22**	421.35	437.73	429.92
出口	**336.15**	419.19	341.63	382.13
經篩選原煤	**330.55**	296.71	284.27	289.89
混煤及其他	**136.70**	156.94	134.62	147.17
公司本部平均價格	**390.10**	345.62	336.83	341.12
其中：國內銷售	**395.00**	328.23	335.86	332.19
二、兗煤澳洲	**498.52**	558.34	642.83	594.55
三、山西能化	**195.41**	–	155.22	155.22

註：

1、 煤炭銷售價格為公司出售煤炭之發票價格扣除銷售稅金及附加、運輸費用後的價格。

2、 截至2006年12月31日止6個月各品種的歷史煤炭平均價格按如下算式計算：

$$\frac{\text{截至12月31日止的2006年各品種煤炭銷售淨額}-\text{截至6月30日止的2006年上半年各品種煤炭銷售淨額}}{\text{截至12月31日止的2006年各品種煤炭銷量}-\text{截至6月30日止的2006年上半年各品種煤炭銷量}}$$

上半年公司本部煤炭銷售平均價格為人民幣390.10元/噸，與上年同期相比上升了人民幣44.48元/噸，升幅為12.9%。其中：國內煤炭銷售平均價格為人民幣395.00元/噸，與上年同期相比上升了人民幣66.77元/噸，升幅為20.3%；出口煤炭銷售平均價格為人民幣336.15元/噸，與上年同期相比下降了人民幣83.04元/噸，降幅為19.8%。

公司本部出口煤炭銷售平均價格同比下降，主要原因是2007年第一季度公司仍執行2006年度出口煤合同價格，同比下降。

上半年兗煤澳洲煤炭銷售平均價格為人民幣498.52元／噸。

上半年山西能化煤炭銷售平均價格為人民幣195.41元／噸。

下表列出了公司截至2007年6月30日止6個月及2006年6月30日止6個月按產品分類的煤炭銷量及煤炭銷售淨額：

	截至6月30日止6個月					
	2007年			2006年		
	煤炭銷量 (千噸)	煤炭銷售淨額 (人民幣千元)	佔煤炭總銷售淨額 (%)	煤炭銷量 (千噸)	煤炭銷售淨額 (人民幣千元)	佔煤炭總銷售淨額 (%)
一、公司本部						
精煤						
1號精煤	**381.2**	**218,422**	**3.3**	494.0	250,253	4.3
2號精煤	**2,923.8**	**1,591,246**	**24.2**	2,671.7	1,318,267	22.5
國內銷售	**2,763.8**	**1,536,371**	**23.3**	1,697.8	830,759	14.2
出口	**160.0**	**54,875**	**0.9**	973.9	487,508	8.3
3號精煤	**4,956.2**	**2,137,972**	**32.3**	5,955.3	2,267,452	38.7
國內銷售	**3,823.5**	**1,758,305**	**26.6**	3,725.7	1,412,053	24.1
出口	**1,132.7**	**379,667**	**5.7**	2,229.6	855,399	14.6
塊煤	**244.8**	**131,225**	**2.0**	272.1	114,892	2.0
精煤小計	**8,506.0**	**4,078,865**	**61.8**	9,393.1	3,950,865	67.5
國內銷售	**7,213.3**	**3,644,323**	**55.2**	6,189.6	2,607,957	44.6
出口	**1,292.7**	**434,542**	**6.6**	3,203.5	1,342,907	22.9
經篩選原煤	**5,232.6**	**1,729,668**	**26.2**	4,895.6	1,452,611	24.8
混煤及其它	**1,772.5**	**242,299**	**3.7**	2,464.2	386,722	6.6
公司本部合計	**15,511.1**	**6,050,832**	**91.6**	16,752.9	5,790,197	99.0
其中：國內	**14,218.4**	**5,616,290**	**85.0**	13,549.4	4,447,290	76.0
二、兗煤澳洲	**886.9**	**442,145**	**6.7**	110.0	61,401	1.0
三、山西能化	**571.5**	**111,679**	**1.7**	–	–	–
公司總計	**16,969.5**	**6,604,656**	**100.0**	16,862.9	5,851,598	100.0

上半年公司銷售煤炭1,697萬噸，與上年同期相比增加了11萬噸，增幅為0.7%。包括：(1)公司本部六座煤礦銷售煤炭1,551萬噸，與上年同期相比減少了124萬噸，減幅為7.4%。其中：國內銷售1,422萬噸，與上年同期相比增加了67萬噸，增幅為4.9%；出口銷售129萬噸，與上年同期相比減少了191萬噸，減幅為59.7%。銷售結構變化主要是公司適應市場情況，增加了國內市場銷量所致；(2)兗煤澳洲銷售煤炭89萬噸；(3)山西能化銷售煤炭57萬噸。

上半年公司實現煤炭銷售淨額人民幣66.047億元，與上年同期相比增加了人民幣7.531億元，增幅為12.9%。包括：(1)公司本部六座煤礦實現煤炭銷售淨額人民幣60.508億元，與上年同期相比增加了人民幣2.606億元，增幅為4.5%。其中：國內煤炭銷售淨額人民幣56.163億元，與上年同期相比增加了人民幣11.690億元，增幅為26.3%；出口煤炭銷售淨額人民幣4.345億元，與上年同期相比減少了人民幣9.084億元，減幅為67.6%。(2)兗煤澳洲實現煤炭銷售淨額人民幣4.421億元；(3)山西能化實現煤炭銷售淨額人民幣1.117億元。

鐵路資產

上半年公司煤炭運輸專用鐵路資產(「鐵路資產」)完成運量870萬噸，與上年同期相比減少了72萬噸，減幅為7.6%；實現鐵路運輸服務收入淨額(按離礦價結算並由客戶承擔礦區專用鐵路資產運費的貨物運量實現的收入)人民幣91,296千元，與上年同期相比增加了人民幣19,542千元，增幅為27.2%，主要是由於需客戶承擔運費的貨物運量同比增加154萬噸。

營業費用與成本控制

上半年公司總營業費用為人民幣45.461億元，與上年同期相比增加了人民幣6.971億元，增幅為18.1%。其中：(1)銷售及鐵路運輸服務成本與上年同期相比增加了人民幣7.427億元，增幅為28.1%；(2)銷售、一般及行政費用與上年同期相比減少了人民幣45,633千元，減幅為3.8%。總營業費用佔總銷售淨額的百分比由上年同期的65.0%增至本報告期的67.9%。

下表列出了公司的主要營業費用及其佔截至6月30日止之2007年度6個月和2006年度6個月銷售淨額的百分比：

	截至6月30日止6個月			
	2007年	2006年	**2007年**	2006年
	（人民幣千元）		**（佔總銷售淨額%）**	
銷售淨額				
煤炭銷售淨額	**6,604,656**	5,851,598	**98.6**	98.8
鐵路運輸服務收入淨額	**91,296**	71,754	**1.4**	1.2
銷售淨額合計	**6,695,952**	5,923,352	**100.0**	100.0
銷售及鐵路運輸服務成本				
材料	**560,611**	587,966	**8.4**	9.9
工資和僱員福利	**1,141,120**	707,753	**17.0**	11.9
電力供應	**200,149**	163,435	**3.0**	2.8
折舊	**529,481**	469,837	**7.6**	7.9
維修及保養	**204,144**	157,698	**3.0**	2.7
土地塌陷、復原、重整及環保費用	**419,471**	209,264	**6.3**	3.5
採礦權費用及攤銷	**12,947**	9,920	**0.2**	0.2
其它運輸費用	**52,247**	50,729	**0.8**	0.9
其它	**269,446**	290,322	**4.3**	4.9
銷售及鐵路運輸服務成本合計	**3,389,616**	2,646,924	**50.6**	44.7
銷售、一般及行政費用	**1,156,437**	1,202,070	**17.3**	20.3
總營業費用	**4,546,053**	3,848,994	**67.9**	65.0

管理層討論與分析

以下討論與分析應與本年度未經審計的中期財務報告和未經審計的2006年度中期財務報告及其註釋一起閱讀。該等財務報告是按照國際財務報告準則編製的。關於國際財務報告準則與美國公認會計原則的差異，請參閱按國際財務報告準則編製的財務報告補充資料II。

截至2007年6月30日止半年度與截至2006年6月30日止半年度之比較

上半年公司實現銷售淨額人民幣66.960億元，與上年同期的人民幣59.234億元相比，增加了人民幣7.726億元，增幅為13.0%。包括：(1)實現煤炭銷售淨額人民幣66.047億元，其中：①公司本部實現煤炭銷售淨額人民幣60.508億元，與上年同期的人民幣57.902億元相比，增加了人民幣2.606億元，增幅為4.5%。主要原因是：煤炭平均價格上漲使煤炭銷售淨額增加了人民幣6.899億元，銷量減少使煤炭銷售淨額減少了人民幣4.293億元；②兗煤澳洲實現煤炭銷售淨額人民幣4.421億元；③山西能化實現煤炭銷售淨額人民幣1.117億元。(2)實現鐵路運輸服務收入淨額人民幣91,296千元，與上年同期的人民幣71,754千元相比，增加了人民幣19,542千元，增幅為27.2%。主要是由於需客戶承擔運費的貨物運量同比增加154萬噸。

上半年公司銷售及鐵路運輸服務成本為人民幣33.896億元，與上年同期的人民幣26.469億元相比，增加了人民幣7.427億元，增幅為28.1%。包括：(1)煤炭銷售成本為人民幣32.996億元，其中：①公司本部煤炭銷售成本為人民幣29.087億元，與上年同期的人民幣25.997億元相比，增加了人民幣3.090億元，增幅為11.9%；噸煤銷售成本為人民幣187.52元，與上年同期的人民幣155.18元相比增加了人民幣32.34元，增幅為20.8%。主要是由於：I、員工工資增加影響噸煤銷售成本增加人民幣2.18元；II、加大壓煤村莊搬遷工作力度使塌陷費支出增加，影響噸煤銷售成本增加人民幣14.55元；III、報告期內，公司把原在銷售、一般及行政費用中列支的生產工人的養老保險金調至銷售成本，影響噸煤銷售成本增加人民幣18.17元。該調整相應調減公司銷售、一般及行政費用；IV、公司加大成本控制力度，部分抵消了上述因素對成本增支的影響。②兗煤澳洲煤炭銷售成本為人民幣3.070億元；噸煤銷售成本為人民幣346.15元。③山西能化煤炭銷售成本為人民幣84,712千元；噸煤銷售成本為人民幣148.23元；(2)鐵路運輸服務成本為人民幣89,976千元，與上年同期的人民幣41,492千元相比，增加了人民幣48,484千元，增幅為116.9%。

上半年公司銷售、一般及行政費用為人民幣11.564億元，與上年同期的人民幣12.021億元相比，減少了人民幣45,633千元，減幅為3.8%。其中：(1)公司本部銷售、一般及行政費用為人民幣8.613億元，與上年同期的人民幣9.452億元相比減少了人民幣83,956千元，減幅為8.9%；(2)兗煤澳洲銷售、一般及行政費用為人民幣1.986億元，與上年同期的人民幣2.365億元相比減少了人民幣37,876千元，減幅為16.0%；(3)山西能化銷售、一般及行政費用人民幣43,909千元。

上半年公司其它經營收益為人民幣1.051億元，與上年同期的人民幣86,334千元相比，增加了人民幣18,805千元，增幅為21.8%。主要是由於：(1)報告期內公司實現匯兑收益人民幣36,600千元；(2)銀行存款利息收入同比減少人民幣12,774千元。

上半年公司利息費用為人民幣14,851千元，與上年同期的人民幣7,780千元相比，增加了人民幣7,071千元，增幅為90.9%。主要是由於因收購山西能化增加長期銀行貸款所致。

上半年公司除所得税前收益為人民幣22.402億元，與上年同期的人民幣21.529億元相比，增加了人民幣87,275千元，增幅為4.1%。

上半年公司股東應佔本期淨收益為人民幣15.024億元，與上年同期的人民幣14.336億元相比，增加了人民幣68,748千元，增幅為4.8%。

資產總值由2006年12月31日的人民幣234.587億元，增加至2007年6月30日的人民幣237.601億元，增加了人民幣3.014億元，增幅為1.3%。主要是由於公司的生產經營活動實現了資產增值。

負債總額由2006年12月31日的人民幣44.650億元，減少至2007年6月30日的人民幣42.033億元，減少了人民幣2.617億元，減幅為5.9%。

公司股東應佔股東權益由2006年12月31日的人民幣189.318億元，增加至2007年6月30日的人民幣194.826億元，增加了人民幣5.508億元，增幅為2.9%。主要是由於公司經營活動實現盈利。

流動資金及資金來源

上半年公司的資金來源主要是營業現金收入；資金的主要用途是用於經營業務支出，購置物業、機器、設備及增加兗煤菏澤能化有限公司(「菏澤能化」)註冊資本金。

上半年公司經營活動產生的現金流量淨額為人民幣20.300億元，與上年同期的人民幣3.830億元相比，增加了人民幣16.470億元，增幅為430.0%。主要是由於(1)銷售商品、提供勞務收到的現金為人民幣94.974億元，與上年同期的人民幣70.317億元相比，增加了人民幣24.657億元，增幅為35.1%；(2)購買商品、接受勞務支付的現金為人民幣27.143億元，與上年同期的人民幣25.410億元相比，增加了人民幣1.733億元，增幅為6.8%；(3)支付的各項税費為人民幣19.940億元，與去年同期的人民幣15.885億元相比，增加了人民幣4.055億元，增幅為25.5%。

公司應收票據及應收賬款總額由2006年12月31日的人民幣22.119億元減少至2007年6月30日的人民幣10.882億元，減少了人民幣11.237億元，減幅為50.8%。其中：(1)應收票據由2006年12月31日的人民幣20.044億元減少至2007年6月30日的人民幣9.493億元，減少了人民幣10.551億元，減幅為52.6%。主要是由於銀行承兑匯票減少；(2)應收賬款由2006年12月31日的人民幣2.075億元減少至2007年6月30日的人民幣1.388億元，減少了人民幣68,640千元，減幅為33.1%。主要是由於：①報告期內公司新增應收賬款減少；②公司加大清欠力度，使應收賬款餘額減少。

公司存貨由2006年12月31日的人民幣5.796億元增加至2007年6月30日的人民幣6.905億元，增加了人民幣1.109億元，增幅為19.1%。主要是由於煤炭庫存增加。

預付款項及其它流動資產由2006年12月31日的人民幣2.315億元增加至2007年6月30日的人民幣2.886億元，增加了人民幣57,080千元，增幅為24.7%。主要是由於：①預付貨款增加了人民幣32,708千元；②預付榆樹灣煤礦建設款人民幣20,500千元。

應付賬款和應付票據由2006年12月31日的人民幣7.457億元減少至2007年6月30日的人民幣5.468億元，減少了人民幣1.989億元，減幅為26.7%。主要是由於應付貨款減少。

其它應付款項及預提費用由2006年12月31日的人民幣18.997億元增加至2007年6月30日的人民幣24.919億元，增加了人民幣5.922億元，增幅為31.2%。主要是由於應付關聯公司款項增加。

長期負債由2006年12月31日的人民幣6.370億元減少至2007年6月30日的人民幣5.938億元，減少了人民幣43,199千元，減幅為6.8%。

上半年公司用於購置、更新物業及機器設備的資本性支出為人民幣6.343億元，與上年同期的人民幣10.448億元相比減少了人民幣4.105億元。

上半年公司向菏澤能化增加註冊資本金人民幣8.760億元，資金來源為2004年增發H股募集資金人民幣4.810億元和自有資金人民幣3.950億元。增資完成後，公司持有菏澤能化股權比例由95.67%增至96.67%。

截至2007年6月30日，公司的資本負債比率為2.0%。計算基礎為：公司股東應佔股東權益為人民幣194.826億元，總借貸為人民幣3.990億元。

公司目前擁有的現金和充足的資金來源能夠滿足營運和發展的需要。

稅項

報告期內，公司及所有註冊於中國境內的子公司須就應課稅利潤繳納33%的所得稅；兗煤澳洲及其全資子公司澳思達煤礦有限公司須就應課稅利潤交納30%的所得稅。

美國公認會計原則調整

公司未經審計的中期財務報告系依國際財務報告準則編製，在某些方面與美國公認會計原則有差異。詳情請參閱本報告之財務報告補充資料II對國際財務報告準則與美國公認會計原則之間差異的説明。

下半年展望

國內煤炭市場供需兩旺，煤炭價格保持高位運行。中國經濟發展保持高速增長，電力、冶金、建材、化工等基礎產業對煤炭的需求旺盛。新建礦井陸續釋放產能，煤炭價格的提高刺激煤炭產能擴張，中國由煤炭淨出口國轉變為淨進口國，將增加國內煤炭資源供給量。鐵路運輸能力有所提高，但依然是制約煤炭供應的瓶頸。國家空前重視減排節能工作，加快整合煤炭行業，將有利於提高中國煤炭產業的集中度，增強大型煤炭企業的競爭優勢。

國際煤炭市場供應偏緊，煤炭價格呈現上漲趨勢。下半年世界經濟仍將保持較快增長，石油價格屢創新高，海運費及澳大利亞BJ動力煤現貨價格保持高位運行，將有利於國際煤炭價格的進一步提高。澳大利亞削減煤炭出口配額，出口量難以有較大增長，中國減少煤炭出口，印度尼西亞出口量平穩，南非、越南煤炭出口略有增加，國際煤炭市場供應偏於緊張；中國、印度煤炭進口增加，日本受核電站關閉影響將增加煤炭需求量，國際煤炭市場尤其是東亞市場煤炭需求旺盛。

公司已簽訂出口煤合同55萬噸，平均合同價格為71.88美元/噸，同比增長35.7%。

經營策略

公司堅持實施外延式發展和內涵式發展並舉的經營策略，持續提高盈利能力和股東回報。下半年將繼續實施以下經營策略：

加快現有項目建設，持續尋求新的收購機會。實現山西能化10萬噸甲醇項目年底投產；加快菏澤能化趙樓煤礦建設和採礦權收購工作進度；加快推動陝西榆樹灣煤礦項目公司的設立；實現兗州煤業榆林能化有限公司60萬噸甲醇項目主要設備安裝到位，具備試生產條件。繼續在境內外煤炭及相關行業尋求新的投資機會，擴大煤礦資產規模，拓展和延伸煤炭深加工業務。

改善經營管理，提高現有煤礦的盈利能力。一是穩定公司本部的產量、銷量；提高澳大利亞澳思達煤礦、山西能化天池煤礦煤炭產量和銷量。二是繼續實施「四個優化」和「三零工程」，合理布局國內銷售和出口銷售，調整品種結構，擴大效益好的煤炭品種銷售。三是突出管理，控制成本，加大對公司本部和外部開發項目的成本管理力度，持續完善財務控制體系，加強資金預算管理，健全考核獎罰機制，確保成本的有效控制。

規範公司運行，提升公司治理水平。持續完善內部控制業務流程和制度；強化公司董事、監事、高級管理人員及相關重點崗位人員培訓，增強自律和責任意識，不斷完善公司治理，推動公司更加規範運作。

股本變動和主要股東持股情況

報告期內股本變動情況

報告期內，本公司股份總數及股本結構未發生變化。

截至2007年6月30日，公司股本結構情況如下：

數量單位：股
每股面值：人民幣1元

	數量	比例
境內有限售條件股份	2,600,000,000	52.86%
境內無限售條件股份	360,000,000	7.32%
境外H股股份	1,958,400,000	39.82%
股份總數	4,918,400,000	100.00%

報告期末股東總數

截至2007年6月30日，公司股東總數為90,019人。其中境內有限售條件流通股股東1人、境內無限售條件流通股股東89,901人、H股股東117人。

主要股東持股情況

截至2007年6月30日，公司前十名股東、前十名無限售條件股東情況如下表：

股東名稱	持股類別	期末持股數量 (股)	佔公司總股本百分比 (%)
有限售條件股東持股情況			
兗礦集團有限公司	A股	2,600,000,000	52.86
無限售條件股東持股情況			
香港中央結算(代理人)有限公司	H股	1,956,247,680	39.77
易方達價值成長混合型證券投資基金	A股	13,421,014	0.27
久嘉證券投資基金	A股	7,547,022	0.15
信達澳銀領先增長股票型證券投資基金	A股	5,653,739	0.11
日興AM中國人民幣A股母基金	A股	4,399,985	0.09
DEUTSCHE BANK AKTIENGESELLSCHAFT	A股	4,224,455	0.09
道瓊斯88精選證券投資基金	A股	3,199,943	0.07
諾安股票證券投資基金	A股	3,179,472	0.06
ING BANK N.V.	A股	3,099,953	0.06
中金股票策略集合資產管理計劃	A股	2,499,818	0.05

附註： 以上「報告期末股東總數」及「主要股東持股情況」資料是根據中國證券登記結算有限責任公司上海分公司、香港證券登記公司提供的截至2007年6月30日的公司股東名冊編製。

除以上披露外，截至2007年6月30日，根據《中華人民共和國證券法》，沒有任何在公司登記的股東持有公司發行在外股份的5%或以上。

報告期內，兗礦集團有限公司(「兗礦集團」)所持本公司股份沒有質押、凍結或托管情況。以上所披露股東情況中其他股東所持本公司股份的質押、凍結及托管情況不詳。

香港中央結算(代理人)有限公司作為本公司H股的結算公司，以代理人身份持有本公司股票。

以上所披露股東中，股東之間的關聯關係和一致行動關係不詳。

報告期內，公司控股股東或實際控制人未發生變化。

主要股東

於2007年6月30日，除本公司董事、首席執行官或監事所持股份及以下披露內容外，根據《證券及期貨條例》第336條而備存的登記冊所載錄，並沒有其他人士在公司的股份或相關股份中擁有權益或淡倉。

主要股東名稱	股份類別	持有股份數目（股）	身份	權益種類	佔有關股本類別之百份比	佔股本總數之百份比
兗礦集團有限公司	內資股（國有法人股）	2,600,000,000 (L)	實益擁有人	公司	87.84%	52.86%
JPMorgan Chase & Co.	H股	122,506,449 (L)（包括56,930,899(P)）	實益擁有人、投資經理及法團保管人／核准借出代理人	公司	9.16%	3.65%
Prudential plc	H股	140,886,000	受控公司權益	公司	7.19%	2.86%
Templeton Asset Management Limited	H股	116,002,000(L)	投資經理	公司	5.92%	2.36%

附註：

1. (L)表示好倉，(S)表示淡倉，(P)表示在可供借出的股份中的權益。

董事、監事持股情況

除以下披露者外，於2007年6月30日，本公司各董事、首席執行官或監事概無在本公司或其任何相聯法團(定義見《證券及期貨條例》第XV部所指的相聯法團)的股份、相關股份及債券證中擁有權益及淡倉，而該等權益及淡倉(i)須在根據《證券及期貨條例》第352條應備存的登記冊上進行登記；或(ii)根據《上市公司董事進行證券交易的標準守則》需通知上市發行人及香港聯合交易所有限公司(有關規定被視為同樣適用於本公司的監事，適用程度與本公司董事相同)。

姓名	身份	職務	本報告期初內資股持股量(股)	本報告期末內資股持股量(股)	變化原因
王 信	–	董事長	0	0	–
耿加懷	–	副董事長	0	0	–
楊德玉	實益擁有人	副董事長、總經理	20,000	20,000	–
石學讓	–	董事	0	0	–
陳長春	–	董事	0	0	–
吳玉祥	實益擁有人	董事、財務總監	20,000	20,000	–
王新坤	–	董事、副總經理	0	0	–
張寶才	–	董事、董事會秘書	0	0	–
董雲慶	–	董事	0	0	–
濮洪九	–	獨立非執行董事	0	0	–
崔建民	–	獨立非執行董事	0	0	–
王小軍	–	獨立非執行董事	0	0	–
王全喜	–	獨立非執行董事	0	0	–
孟憲昌	實益擁有人	監事會主席	20,000	20,000	–
宋 國	實益擁有人	監事會副主席	3,000	1,800	二級市場交易
張勝東	–	監事	0	0	–
劉維信	–	監事	0	0	–
許本泰	–	監事	0	0	–

所有上述披露之權益皆代表持有本公司好倉股份。

截至2007年6月30日止，公司董事、監事共持有61,800股公司內資股，佔公司總股本的0.001%。

截至2007年6月30日止，本公司並無授予本公司各董事、首席執行官、監事或其配偶及18歲以下子女任何認購本公司或任何相聯法團之股份或債券之權利。

重大事件披露

2006年度末期股息派發

公司2006年度股東周年大會於2007年6月15日召開，批准向股東派發2006年度末期現金股利人民幣9.837億元(含税)，即向全體股東每股派發現金股利人民幣0.20元(含税)。其中包括：按一貫堅持的派息政策派發的2006年度現金股利人民幣5.902億元(含税)，即每股人民幣0.12元(含税)；2006年度特別現金股利人民幣3.935億元(含税)，即每股人民幣0.08元(含税)。

截至本報告披露日，2006年度末期現金股利已全部發放至公司股東。

中期利潤分配

公司2007年度中期不進行利潤分配，不進行資本公積金轉增股本。

修改經營範圍及章程

經2007年6月15日召開的公司2006年度股東周年大會批准，公司修改了經營範圍和章程的相應條款。有關本次公司經營範圍和章程相應條款修改詳情已於2007年4月27日刊登於香港《文匯報》、《南華早報》，並刊載於香港聯合交易所網站。

收購趙樓煤礦採礦權

公司於2005年12月從兗礦集團收購了菏澤能化95.67%股權。根據收購協議，菏澤能化有權在兗礦集團獲得趙樓煤礦採礦權後的12個月內的任何時間收購該採礦權。

兗礦集團已於2006年6月28日獲得國土資源部頒發的趙樓煤礦採礦權證。公司已按照收購協議，啟動了收購趙樓煤礦採礦權的前期工作，並將適時披露收購進展情況。預計趙樓煤礦將於2008年建成。

增加菏澤能化註冊資本

2007年4月20日，公司第三屆董事會第十次會議批准菏澤能化的註冊資本從6億元提高至15億元，其中兗州煤業增加註冊出資8.76億元，增資完成後，公司持有菏澤能化股權比例由95.67%增至96.67%。增加的註冊資金主要用於建設趙樓煤礦。

參股設立兗礦集團財務有限公司

2007年8月3日，公司第三屆董事會第十三次會議批准公司與兗礦集團、中誠信托投資有限責任公司共同出資設立兗礦集團財務有限公司(最終名稱以中國銀監會批准、工商登記部門核准的名稱為准)，其中兗州煤業以自有資金出資人民幣1.25億元，出資比例為25%。

請參見公司日期為2007年8月3日刊載於香港聯合交易所網站的第三屆董事會第十三次會議決議公告。公司將於簽署《兗礦集團財務有限公司投資協議書》後，另行按照上市監管規定發布公告。

重大訴訟、仲裁事項

公司2004年12月13日向山東信佳實業有限公司提供了6.4億元委托貸款(「委托貸款」)。山東省高級人民法院於2005年9月6日依法組織拍賣委托貸款保證人山東聯 大集團有限公司(「聯大集團」)所持的3.6億股華夏銀行股份有限公司(「華夏銀行」)股權中的2.89億股，拍賣價款用以償還公司委托貸款本金、利息、罰息及相關費用(「債權權益」)，拍賣成交價格為人民幣3.5元/股，成交總價款為人民幣10.115億元。截至本報告披露日，華夏股權的買受人正在履行中國銀監會資格審查程序。

據公司瞭解，在華夏銀行股權的買受人履行中國銀監會資格審查程序期間，民營企業山東潤華集團股份有限公司(「潤華集團」)另案提起訴訟，請求判定聯大集團所持華夏銀行股權中有2.4億股歸其所有。據悉最高人民法院判定將聯大集團持有的3.6億股華夏銀行股權中的2.4億股過戶到潤華集團名下。根據最高人民法院通知，山東省高級人民法院亦通知兗州煤業繼續執行委托貸款案。

國務院國有資產監督管理委員會、山東省人民政府已分別致函最高人民法院，商請最高人民法院：(一)支持兗州煤業的主張，明確優先執行委托貸款案，以聯大集團所持華夏銀行股權的拍賣款項償還兗州煤業債務；(二)如果聯大集團向潤華集團轉讓所持華夏銀行股權，應當依法履行審批程序。未經資產評估核准和國有資產監督管理機構等相關部門批准，不應將聯大集團所持華夏銀行股權執行到潤華集團名下，防止巨額國有資產流失。

鑒於兩個案件的標的物有重合，而兗州煤業查封華夏銀行股權在先，最高人民法院正在對兩個案件進行調解，山東省人民政府正在協調相關各方協商解決爭議，以保護國有資產和上市公司權益，維護相關各方利益，目前尚未有明確結果。

由於華夏銀行股權價值有較大幅度增長，公司相信通過處置華夏銀行股權的方式能夠收回債權權益。公司將及時公告委托貸款案的重要進展情況。

除以上披露外，本報告期內公司沒有其他重大訴訟仲裁事項。

重大合同

除「重大事件披露」一章所披露的有關協議外，本報告期內公司概無簽訂任何其他重大合同。

公司提供擔保及資金佔用情況

截至2007年6月30日，本公司概無任何對外擔保，控股股東及其附屬公司概無非經營性佔用本公司資金。

上述對外擔保和資金佔用情況是按中國(香港除外)有關法規的要求作出披露。

對外股權投資情況

截至2007年6月30日，公司對外股權投資情況如下表：

序號	股票代碼	股票簡稱	持股數量 (股)	佔該公司 股權比例	初始投資成本 (人民幣元)	期末賬面值 (人民幣元)
1	600642	申能股份	22,323,900	0.77%	60,420,274	143,592,428
2	601008	連雲港	1,150,000	0.26%	1,760,419	1,760,419
合計					62,180,693	145,352,847

除上述所披露外，公司目前無其他對外股權投資。

上述對外股權投資情況是按中國(香港除外)有關法規的要求作出披露。

公司治理事項

1、 根據中國證券監督管理委員會(「中國證監會」)、中國證券監督管理委員會山東監管局和上海證券交易所開展上市公司治理專項活動的要求，2007年6月15日召開的第三屆董事會第十二次會議批准了公司治理專項活動的《自查報告和整改計劃》，公司正按計劃規範有序地開展公眾評議、整改提高階段的工作。

2、 報告期內，按照美國《薩班斯法案》、上海證券交易所《上市公司內部控制指引》和香港聯交所《上市規則》的要求，公司正分階段穩步推進內部控制體系建設。

公司管理層以美國反虛假財務報告委員會頒發的內部控制整體框架(即COSO內部控制框架)為標準，於2007年6月完成了截至2006年12月31日止年度公司財務報告相關內部控制有效性的評估。管理層發現公司尚存在重大薄弱環節：公司2006年度財務報告中，兩家子公司和一座煤礦的在建工程出現審計調整、為當年度所得稅提列準備而調整所得稅費用、特定長短期資產及負債進行了重新分類等。原因是缺乏足夠的、受過充分培訓的、精通國際財務報告準則和美國公認會計原則知識和經驗的財務會計人員及專家，以應對不時發生的重大交易、複雜會計處理或財務報告相關事項。

管理層制定了相關糾正性措施以增強公司財務報告相關內部控制。

委托貸款

報告期內發生及前一報告期發生延續到本報告期內的公司委托貸款事項如下表：

序號	借款人	委托貸款金額	貸款期限	年利率	審批程序	是否計提減值準備	本金是否收回	報告期內利息收益
1	山東信佳實業有限公司	人民幣6.4億元	2004年12月20日至2005年1月19日	7%	2004年12月13日董事會審議批准	否	否	
2	兗州煤業澳大利亞有限公司	美元2,000萬元	2005年11月7日至2007年11月7日	6.31%	2005年6月28日董事會審議批准	否	否	
		美元2,000萬元	2006年2月13日至2007年11月7日	6.57938%		否	否	
		美元2,000萬元	2006年6月6日至2007年11月7日	6.89438%		否	否	
		美元2,000萬元	2006年8月22日至2007年11月7日	6.9625%		否	否	
		美元500萬元	2006年10月31日至2007年11月7日	6.83063%		否	否	
		美元500萬元	2006年11月27日至2007年11月7日	6.7875%		否	否	
3	兗煤菏澤能化有限公司	人民幣3,000萬元	2006年7月3日至2007年6月26日	5.85%	2006年6月22日總經理辦公會審議批准	否	是	人民幣7,252,862.50元
		人民幣1億元	2006年8月10日至2007年6月26日	5.85%		否	是	
		人民幣3,500萬元	2006年10月17日至2007年6月26日	5.85%		否	是	
		人民幣2,300萬元	2006年11月29日至2007年6月26日	5.85%		否	是	
		人民幣2,500萬元	2006年12月26日至2007年6月26日	5.85%		否	是	

序號	借款人	委托貸款金額	貸款期限	年利率	審批程序	是否計提減值準備	本金是否收回	報告期內利息收益
		人民幣3,700萬元	2007年1月16日至2007年6月26日	5.85%		否	是	
		人民幣3,000萬元	2007年3月7日至2007年6月26日	5.85%		否	是	
		人民幣2,000萬元	2007年4月5日至2007年6月26日	5.85%		否	是	
4	兗州煤業榆林能化有限公司	人民幣5億元	2006年10月20日至2009年10月20日	6.30%	2006年9月11日總經理辦公會審議批准	否	否	人民幣15,925,000元
5	兗州煤業榆林能化有限公司	人民幣1億元	2007年5月17日至2010年5月17日	6.57%	2006年10月25日董事會審議批准	否	否	人民幣921,625元
		人民幣5,000萬元	2007年5月28日至2010年5月17日	6.57%		否	否	
		人民幣5,000萬元	2007年6月14日至2010年5月17日	6.57%		否	否	
6	兗煤荷澤能化有限公司	人民幣5億元	自提款日起5年(目前尚未提款)	7.2%	2007年7月27日總經理辦公會批准	否	否	
7	山西天浩化工股份有限公司	人民幣1.9億元	自提款日起5年(目前尚未提款)	7.2%	2007年7月27日總經理辦公會批准	否	否	
8	兗州煤業榆林能化有限公司	人民幣15億元	自提款日起5年(目前尚未提款)	7.2%	2007年8月17日董事會批准	否	否	

公司2007年1月22日召開總經理辦公會議，批准由子公司山西能化向其控股子公司山西天浩化工股份有限公司提供人民幣2億元委托貸款，詳情如下表：

序號	借款人	委托貸款金額	貸款期限	年利率	審批程序	是否計提減值準備	本金是否收回	報告期內利息收益
1	山西天浩化工股份有限公司	人民幣8,000萬元	2007年3月29日至2012年3月28日	6.48%	2007年1月22日總經理辦公會審議批准	否	否	人民幣1,342,800元
		人民幣2,000萬元	2007年5月15日至2012年5月14日	6.48%		否	否	
		人民幣1億元	2007年6月28日至2012年6月27日	6.48%		否	否	

經公司2005年6月28日召開的董事會會議批准，公司向兗煤澳洲提供了9,000萬美元委托貸款。兗煤澳洲應於2007年9月21日歸還公司部分本金450萬美元及相應利息，其餘本金8,550萬美元及相應利息應於2007年11月7日全部還清。經公司2007年8月17日召開的董事會會議批准，將上述委托貸款本金8,550萬美元及相應利息的還款期限延期一年，至2008年11月7日。

報告期內，公司未發生其他委托貸款事項。除上述所披露外，公司目前無其他委托貸款計劃。

上述委托貸款情況是按中國(香港除外)有關法規的要求作出披露。

關連交易

公司2007年上半年關連交易詳情見本期按國際財務報告準則編製的財務報表附註24。

借款

有關借款詳情載於本期按中國會計準則編製的財務報表附註35。

購回、出售或贖回公司股份

本報告期內，公司及其附屬公司沒有購回、出售或贖回公司任何股份。

標準守則

經向公司全體董事作出特定查詢後，本報告期內，公司董事嚴格遵守了香港聯交所上市規則附錄十所載之「上市發行人董事進行證券交易的標準守則」(「標準守則」)。本公司已就董事的證券交易採用不低於「標準守則」標準的行為準則。

企業管治常規守則

報告期內，公司遵守了香港聯交所上市規則附錄十四所載之「企業管治常規守則」之守則條文。

報告期內公司遵守守則條文的情況與2006年度年度報告披露情況無重大差異。

匯率變動對公司影響

中國實行以市場供求為基礎、參考一籃子貨幣進行調節、有管理的浮動匯率制度。

匯率變動對公司的影響主要體現在：(1)公司煤炭出口以美元計價，對折算為人民幣的煤炭出口收入產生影響；(2)對外幣存款的匯兑損益產生影響；(3)對公司進口設備和配件的成本產生影響。

公司並未計劃就人民幣與外幣之間的匯率加以對沖。

員工情況

截至2007年6月30日止，本公司員工總數為41,073人，其中管理人員2,697人，工程技術人員1,570人，生產人員26,386人，其它輔助人員10,420人。

薪酬政策

公司董事、監事和高級管理人員的薪酬，由董事會薪酬委員會向董事會提出建議，董事和監事薪酬經董事會審議通過後提交股東大會批准，高級管理人員薪酬由董事會審議批准。

公司對董事及高級管理人員推行以年薪制和安全風險抵押相結合為主的考評及激勵機制。年薪收入由基薪收入和效益收入兩部分組成：基薪收入根據公司生產經營規模，參照市場工資價位和職工收入水平確定；效益收入根據實際經營成果確定。董事和高級管理人員的年薪按月度標準預付，次年進行考核後兑現。

公司其他員工的薪酬政策主要是實行以崗位職責及量化考核結果為基礎的崗位技能工資制，並將獎勵與公司的整體經濟效益掛鈎考核兑現。

核數師

報告期內，德勤華永會計師事務所有限公司(中國(香港除外)註冊會計師)及德勤•關黃陳方會計師行(境外，香港執業會計師)為公司的境內、境外核數師。

備查文件

在中國山東省鄒城市凫山南路298號公司董事會秘書處存有以下文件，供股東查閱：

- 載有董事長親筆簽名的中期報告文本；
- 載有單位負責人、主管會計工作的負責人、會計機構負責人簽名並蓋章的財務報告文本；
- 報告期內，在中國證監會指定報刊上公開披露過的所有公司文件文本；
- 公司章程文本；
- 在其它證券市場公布的中期報告文本。

承董事會命
董事長
王信

中國，鄒城，2007年8月17日

公司及合併資產負債表
2007年6月30日

單位：人民幣元

	附註	合併 期末數（未經審計）	合併 期初數（未經審計並已重述）	公司 期末數（未經審計）	公司 期初數（未經審計並已重述）
資產					
流動資產					
貨幣資金	9	**7,183,465,863**	6,028,060,759	**6,784,885,493**	5,615,399,136
應收票據	10	**1,064,618,508**	2,061,620,338	**1,063,768,508**	2,061,620,338
應收賬款	11	**149,130,398**	214,170,457	**79,625,384**	181,851,451
預付款項	12	**142,602,013**	115,894,464	**126,875,593**	105,414,667
應收利息		**–**	–	**54,233,914**	31,457,046
應收股利		**–**	–	**–**	298,582
其他應收款	13	**286,083,794**	192,373,095	**895,178,833**	563,655,156
存貨	14	**690,505,173**	579,560,747	**523,907,390**	417,815,789
委托貸款	15	**640,000,000**	640,000,000	**777,079,000**	923,278,300
其他流動資產	16	**230,780,387**	240,199,375	**230,780,387**	239,949,381
流動資產合計		**10,387,186,136**	10,071,879,235	**10,536,334,502**	10,140,739,846
非流動資產					
可供出售金融資產	17	**103,110,844**	53,900,039	**103,110,844**	53,900,039
委托貸款	15	**–**	–	**1,248,316,000**	1,132,504,700
長期股權投資	18	**42,242,003**	42,242,003	**2,818,394,658**	1,927,428,458
固定資產	19	**8,422,228,243**	8,795,190,480	**7,043,797,772**	7,522,530,384
在建工程	20	**2,539,222,423**	2,197,521,485	**253,990,903**	111,624,099
工程物資	21	**682,260,785**	525,897,325	**7,756,306**	21,829,853
無形資產	22	**719,283,598**	721,759,540	**651,613,038**	659,503,957
商譽	23	**12,319,645**	7,813,059	**–**	–
長期待攤費用	24	**23,446,656**	121,344,906	**–**	–
其他非流動資產	25	**97,425,900**	97,425,900	**97,425,900**	97,425,900
非流動資產合計		**12,641,540,097**	12,563,094,737	**12,224,405,421**	11,526,747,390
資產總計		**23,028,726,233**	22,634,973,972	**22,760,739,923**	21,667,487,236

公司及合併資產負債表 — 續

2007年6月30日

單位：人民幣元

	附註	合併 期末數 (未經審計)	合併 期初數 (未經審計並已重述)	公司 期末數 (未經審計)	公司 期初數 (未經審計並已重述)
負債及股東權益					
流動負債					
應付票據	27	**89,347,166**	168,945,054	**89,347,166**	137,843,036
應付賬款	28	**494,600,537**	662,673,015	**401,296,573**	537,682,591
預收款項	29	**528,289,020**	732,812,102	**510,962,744**	722,618,722
應付職工薪酬	30	**264,123,040**	210,216,780	**203,871,674**	211,571,061
應交税費	31	**170,087,510**	356,052,352	**171,178,299**	353,593,958
應付股利	32	**983,680,000**	–	**983,680,000**	–
其他應付款	33	**1,246,468,760**	1,760,353,295	**1,409,027,083**	1,394,339,284
其他流動負債	34	**98,813,112**	–	**98,813,112**	–
一年內到期的非流動負債	35,36	**245,006,113**	93,455,596	**167,140,392**	35,593,610
流動負債合計		**4,120,415,258**	3,984,508,194	**4,035,317,043**	3,393,242,262
非流動負債					
長期借款	35	**319,000,000**	330,000,000	–	–
長期應付款	36	**569,460,395**	487,116,135	**569,460,395**	487,116,135
遞延所得税負債	37	**27,446,811**	11,207,245	**27,446,811**	11,207,245
非流動負債合計		**915,907,206**	828,323,380	**596,907,206**	498,323,380
負債合計		**5,036,322,464**	4,812,831,574	**4,632,224,249**	3,891,565,642
股東權益					
股本	38	**4,918,400,000**	4,918,400,000	**4,918,400,000**	4,918,400,000
資本公積	39	**4,793,196,884**	4,757,053,340	**4,790,024,579**	4,757,053,340
盈餘公積	40	**1,709,766,066**	1,709,766,066	**1,709,449,482**	1,709,449,482
未分配利潤	41	**6,507,068,902**	6,381,830,403	**6,710,641,613**	6,391,018,772
外幣報表折算差額		**(11,209,827)**	(10,395,923)	–	–
歸屬於母公司股東權益合計		**17,917,222,025**	17,756,653,886	**18,128,515,674**	17,775,921,594
少數股東權益		**75,181,744**	65,488,512	–	–
股東權益合計		**17,992,403,769**	17,822,142,398	**18,128,515,674**	17,775,921,594
負債和股東權益總計		**23,028,726,233**	22,634,973,972	**22,760,739,923**	21,667,487,236

附註為財務報表的組成部分。

第25頁至第104頁的財務報表由下列負責人簽署：

企業負責人
王信

主管會計工作負責人
吳玉祥

會計機構負責人
趙青春

公司及合併利潤表

2007年1月1日至6月30日止期間

單位：人民幣元

	附註	合併		公司	
		本期累計數（未經審計）	上期累計數（未經審計並已重述）	**本期累計數（未經審計）**	上期累計數（未經審計並已重述）
一、營業收入	42	**7,778,210,254**	7,031,703,858	**7,162,658,571**	7,026,835,893
減：營業成本	43	**4,249,847,298**	3,444,741,395	**3,840,005,245**	3,446,266,263
營業稅金及附加	44	**141,916,649**	138,120,360	**139,118,045**	138,120,360
銷售費用	45	**401,762,863**	519,847,693	**308,175,534**	521,726,223
管理費用		**1,141,364,185**	909,072,584	**789,079,053**	896,011,508
財務費用	46	**(70,357,183)**	(22,588,101)	**20,989,335**	(16,540,560)
資產減值損失		**–**	–	**–**	–
加：投資收益	47	**–**	(558,076)	**45,784,600**	246,771
二、營業利潤		**1,913,676,442**	2,041,951,851	**2,111,075,959**	2,041,498,870
加：營業外收入		**4,890,331**	4,625,033	**4,766,708**	4,622,533
減：營業外支出		**31,790,839**	2,584,664	**30,965,745**	2,584,664
其中：非流動資產處置損失		**933,903**	689,739	**933,903**	689,739
三、利潤總額		**1,886,775,934**	2,043,992,220	**2,084,876,922**	2,043,536,739
減：所得稅費用	48	**782,103,654**	685,060,907	**781,574,081**	684,846,731
四、淨利潤		**1,104,672,280**	1,358,931,313	**1,303,302,841**	1,358,690,008
其中：歸屬母公司股東的淨利潤		**1,108,918,499**	1,358,690,008	**1,303,302,841**	1,358,690,008
少數股東損益		**(4,246,219)**	241,305	**–**	–
		1,104,672,280	1,358,931,313	**1,303,302,841**	1,358,690,008
五、每股收益					
(一)基本每股收益	50	**0.23**	0.28	**0.23**	0.28
(二)稀釋每股收益	50	**0.23**	0.28	**0.23**	0.28

附註為財務報表的組成部分。

公司及合併現金流量表
2007年1月1日至6月30日止期間

單位：人民幣元

	附註	合併 本期累計數 (未經審計)	合併 上期累計數 (未經審計)	公司 本期累計數 (未經審計)	公司 上期累計數 (未經審計)
一、經營活動產生的現金流量					
銷售商品、提供勞務收到的現金		**9,497,401,974**	7,031,662,818	**8,896,779,966**	7,031,197,296
收到的其他與經營活動有關的現金	53	**74,002,369**	142,179,712	**327,260,363**	140,400,103
現金流入小計		**9,571,404,343**	7,173,842,530	**9,224,040,329**	7,171,597,399
購買商品、接受勞務支付的現金		**2,714,328,904**	2,540,971,941	**2,400,967,039**	2,541,579,149
支付給職工以及為職工支付的現金		**1,201,419,729**	1,067,737,643	**1,009,086,334**	1,033,273,832
支付的各項税費		**1,993,751,570**	1,588,484,781	**1,968,014,619**	1,585,240,853
支付的其他與經營活動有關的現金	54	**1,626,325,649**	1,586,264,360	**1,621,494,721**	1,730,582,253
現金流出小計		**7,535,825,852**	6,783,458,725	**6,999,562,713**	6,890,676,087
經營活動產生的現金流量淨額		**2,035,578,491**	390,383,805	**2,224,477,616**	280,921,312
二、投資活動產生的現金流量					
收回投資所收到的現金		**–**	–	**213,000,000**	–
取得投資收益所收到的現金		**–**	–	**23,306,314**	–
處置固定資產、無形資產和其他長期資產所收回的現金淨額		**5,389,105**	4,382,496	**4,040,767**	4,377,463
收到的其他與投資活動有關的現金	55	**56,252,869**	–	**5,207,360**	–
現金流入小計		**61,641,974**	4,382,496	**245,554,441**	4,377,463

公司及合併現金流量表 – 續

2007年1月1日至6月30日止期間

單位：人民幣元

	附註	合併		公司	
		本期累計數（未經審計）	上期累計數（未經審計）	**本期累計數（未經審計）**	上期累計數（未經審計）
購建固定資產、無形資產和其他長期資產所支付的現金		**880,996,204**	1,085,581,870	**204,372,140**	211,886,190
投資所支付的現金		**14,966,200**	–	**1,090,966,200**	321,600,000
其中：購買菏澤能化所支付的現金		–	–	**876,000,000**	–
購入山西能化支付的現金		**14,966,200**	–	**14,966,200**	–
向兗煤澳洲增加投資支付的現金		–	–	–	321,600,000
向榆林能化的委托貸款		–	–	**200,000,000**	–
支付的其他與投資活動有關的現金		–	13,086,665	–	–
現金流出小計		**895,962,404**	1,098,668,535	**1,295,338,340**	533,486,190
投資活動產生的現金流量淨額		**(834,320,430)**	(1,094,286,039)	**(1,049,783,899)**	(529,108,727)
三、籌資活動產生的現金流量					
吸收投資收到的現金					
其中：子公司吸收少數股東投資收到的現金		**24,000,000**	–	–	–
現金流入小計		**24,000,000**	–	–	–
分配股利、利潤和償付利息所支付的現金		**13,600,088**	6,459,449	–	6,188,000
其中：子公司支付少數股東的股利，利潤		–	271,449	–	–
現金流出小計		**13,600,088**	6,459,449	–	6,188,000
籌資活動產生的現金流量淨額		**10,399,912**	(6,459,449)	–	(6,188,000)
四、匯率變動對現金及現金等價物的影響額		–	–	–	–
五、現金及現金等價物淨增加（減少）額		**1,211,657,973**	(710,361,683)	**1,174,693,717**	(254,375,415)
六、期末現金及現金等價物金額	51	**7,122,133,405**	5,910,475,432	**6,774,589,821**	5,599,896,104

附註為財務報表的組成部分。

公司及合併股東權益變動表

2007年1月1日至6月30日止期間

單位：人民幣元

	合併								公司					
	股本 人民幣元	資本公積 人民幣元	盈餘公積 人民幣元	未分配利潤 人民幣元	外幣報表折算差額 人民幣元	歸屬母公司股東權益 人民幣元	少數股東權益 人民幣元	股東權益合計 人民幣元	股本 人民幣元	資本公積 人民幣元	盈餘公積 人民幣元	未分配利潤 人民幣元	外幣報表折算差額 人民幣元	股東權益合計 人民幣元
一、2007年1月1日餘額														
(未經審計並已重述)	4,918,400,000	4,757,053,340	1,709,766,066	6,381,830,403	(10,395,923)	17,756,653,886	65,488,512	17,822,142,398	4,918,400,000	4,757,053,340	1,709,449,482	6,391,018,772	–	17,775,921,594
二、本年增減變動金額														
(一)淨利潤	–	–	–	1,108,918,499	–	1,108,918,499	(4,246,219)	1,104,672,280	–	–	–	1,303,302,841	–	1,303,302,841
(二)直接計入股東權益的利得和損失														
1.可供出售金融資產公允價值變動淨額	–	32,971,239	–	–	–	32,971,239	–	32,971,239	–	32,971,239	–	–	–	32,971,239
2.維簡費轉入	–	2,928,375	–	–	–	2,928,375	673,119	3,601,494	–	–	–	–	–	–
3.外幣報表折算差額	–	–	–	–	(813,904)	(813,904)	–	(813,904)	–	–	–	–	–	–
4.其他	–	243,930	–	–	–	243,930	56,070	300,000	–	–	–	–	–	–
(一)和(二)小計	4,918,400,000	4,793,196,884	1,709,766,066	7,490,748,902	(11,209,827)	18,900,902,025	61,971,482	18,962,873,507	4,918,400,000	4,790,024,579	1,709,449,482	7,694,321,613	–	19,112,195,674
(三)所有者投入和減少資本														
1.所有者投入資本	–	–	–	–	–	–	24,000,000	24,000,000	–	–	–	–	–	–
2.收購少數股東權益	–	–	–	–	–	–	(10,459,614)	(10,459,614)	–	–	–	–	–	–
(四)利潤分配														
1提取盈餘公積														
2.對股東的分配	–	–	–	(983,680,000)	–	(983,680,000)	–	(983,680,000)	–	–	–	(983,680,000)	–	(983,680,000)
3.子公司分配股利	–	–	–	–	–	–	(330,124)	(330,124)	–	–	–	–	–	–
三、2007年6月30日餘額														
(未經審計)	4,918,400,000	4,793,196,884	1,709,766,066	6,507,068,902	(11,209,827)	17,917,222,025	75,181,744	17,992,403,769	4,918,400,000	4,790,024,579	1,709,449,482	6,710,641,613	–	18,128,515,674

公司及合併股東權益變動表－續

2006年1月1日至12月31日止期間

單位：人民幣元

	合併								公司					
	股本 人民幣元	資本公積 人民幣元	盈餘公積 人民幣元	未分配利潤 人民幣元	外幣報表折算差額 人民幣元	歸屬母公司股東權益 人民幣元	少數股東權益 人民幣元	股東權益合計 人民幣元	股本 人民幣元	資本公積 人民幣元	盈餘公積 人民幣元	未分配利潤 人民幣元	外幣報表折算差額 人民幣元	股東權益合計 人民幣元
一、2005年12月31日餘額(已經審計)	4,918,400,000	4,865,480,791	1,528,790,703	5,843,971,924	(15,016,163)	17,141,627,255	53,912,439	17,195,539,694	4,918,400,000	4,865,480,791	1,528,474,119	5,844,288,508	–	17,156,643,418
會計政策變更		(130,007,700)	3,665,000	32,985,000		(93,357,700)		(93,357,700)		(130,007,700)	3,665,000	32,985,000		(93,357,700)
二、2006年1月1日餘額	4,918,400,000	4,735,473,091	1,532,455,703	5,876,956,924	(15,016,163)	17,048,269,555	53,912,439	17,102,181,994	4,918,400,000	4,735,473,091	1,532,139,119	5,877,273,508	–	17,063,285,718
三、本年增減變動金額														
(一)淨利潤	–	–	–	1,358,690,008	–	1,358,690,008	241,305	1,358,931,313	–	–	–	1,358,690,008	–	1,358,690,008
(二)直接計入股東權益的利得和損失														
1.可供出售金融資產公允價值變動淨額	–	–	–	–	–	–	–	–	–	–	–	–	–	–
2.維簡費轉入	–	106,464,036	–	–	–	106,464,036	–	106,464,036	–	106,464,036	–	–	–	106,464,036
3.外幣報表折算差額	–	–	–	–	1,237,351	1,237,351	–	1,237,351	–	–	–	–	–	–
(一)和(二)小計	4,918,400,000	4,841,937,127	1,532,455,703	7,235,646,932	(13,778,812)	18,514,660,950	54,153,744	18,568,814,694	4,918,400,000	4,841,937,127	1,532,139,119	7,235,963,516	–	18,528,439,762
(三)所有者投入和減少資本														
1.所有者投入資本	–	–	–	–	–	–	–	–	–	–	–	–	–	–
2.其他														
(四)利潤分配														
1提取盈餘公積	–	–	–	–	–	–	–	–	–	–	–	–	–	–
2.對股東的分配	–	–	–	(1,082,048,000)	–	(1,082,048,000)	–	(1,082,048,000)	–	–	–	(1,082,048,000)	–	(1,082,048,000)
3.子公司分配股利	–	–	–	–	–	–	(271,448)	(271,448)	–	–	–	–	–	–
四、2006年6月30日餘額(未經審計並已重述)	4,918,400,000	4,841,937,127	1,532,455,703	6,153,598,932	(13,778,812)	17,432,612,950	53,882,296	17,486,495,246	4,918,400,000	4,841,937,127	1,532,139,119	6,153,915,516	–	17,446,391,762
一、2006年7月1日餘額(未經審計並已重述)	4,918,400,000	4,841,937,127	1,532,455,703	6,153,598,932	(13,778,812)	17,432,612,950	53,882,296	17,486,495,246	4,918,400,000	4,841,937,127	1,532,139,119	6,153,915,516	–	17,446,391,762
二、本年增減變動金額														
(一)淨利潤	–	–	–	405,541,834	–	405,541,834	100,206	405,642,040	–	–	–	414,413,619	–	414,413,619
(二)直接計入股東權益的利得和損失														
1.可供出售金融資產公允價值變動淨額	–	22,754,104	–	–	–	22,754,104	–	22,754,104	–	22,754,104	–	–	–	22,754,104
2.維簡費轉入	–	107,015,959	–	–	–	107,015,959	141,012	107,156,971	–	107,015,959	–	–	–	107,015,959
3.外幣報表折算差額	–	–	–	–	3,382,889	3,382,889	–	3,382,889	–	–	–	–	–	–
4.同一控制下企業合併產生的股權投資差額	–	(214,653,850)	–	–	–	(214,653,850)	–	(214,653,850)	–	(214,653,850)	–	–	–	(214,653,850)
(一)和(二)小計	4,918,400,000	4,757,053,340	1,532,455,703	6,559,140,766	(10,395,923)	17,756,653,886	54,123,514	17,810,777,400	4,918,400,000	4,757,053,340	1,532,139,119	6,568,329,135	–	17,775,921,594
(三)所有者投入和減少資本														
1.所有者投入資本	–	–	–	–	–	–	–	–	–	–	–	–	–	–
2.收購山西能化	–	–	–	–	–	–	11,364,998	11,364,998	–	–	–	–	–	–
(四)利潤分配														
1提取盈餘公積	–	–	177,310,363	(177,310,363)	–	–	–	–	–	–	177,310,363	(177,310,363)	–	–
2.對股東的分配	–	–	–	–	–	–	–	–	–	–	–	–	–	–
三、2006年12月31日餘額(未經審計並已重述)	4,918,400,000	4,757,053,340	1,709,766,066	6,381,830,403	(10,395,923)	17,756,653,886	65,488,512	17,822,142,398	4,918,400,000	4,757,053,340	1,709,449,482	6,391,018,772	–	17,775,921,594

財務報表附註

2007年1月1日至6月30日止期間

1. 概況

兗州煤業股份有限公司(「公司」)為一家在中華人民共和國(「中國」)成立的中外合資股份有限公司，系由兗礦集團有限公司(「兗礦集團」)發起重組而成。公司成立於1997年9月25日，並於1997年10月1日正式開始運作。公司發行的A股、H股及美國存託股分別在中國上海、香港及美國紐約上市。公司主要從事煤炭採選、銷售及煤炭運輸服務。

公司由中國證券監督管理委員會確定為第十九批股權分置改革試點公司。經山東省人民政府國有資產監督管理委員會魯國資產權函[2006]32號文批准及公司股東會議審議通過，公司股權分置方案為：非流通股股東向在股權分置改革方案實施的股權登記日(2006年3月30日)登記在冊的A股流通股股東每10股流通股支付2.5股股票。該方案已於2006年3月21日獲得中國商務部的批准，並於2006年4月3日實施完畢。股權分置改革後公司的股本詳見附註38。

2. 財務報表的編製基礎

首次執行2006年2月15日發布的企業會計準則(以下簡稱「新會計準則」)

本公司自2007年1月1日起執行財政部於2006年2月15日頒布的新會計準則，並已按照《企業會計準則第38號-首次執行企業會計準則》(以下簡稱「38號準則」)第五條至第十九條的規定，對可比年度的財務報表予以追溯調整，首次執行新會計準則對可比年度財務報表的影響詳見附註6。除38號準則第五條至第十九條要求追溯調整的項目外，本公司可比期間的財務報表仍按根據原企業會計準則和《企業會計制度》釐定的會計政策編製，該等會計政策與本公司編製2007年1月1日至6月30日止期間財務報表時採用的會計政策存在一些差異，這些會計政策差異已於附註6中披露。

對於財務報表項目分類、名稱等列報方式的變化，可比期間財務報表已按照新會計準則的要求進行了重述。

3. 遵循企業會計準則的聲明

本公司按照財務報表附註2所述的編製基礎編製的財務報表符合新會計準則及其他相關規定的要求，真實、完整地反映了本公司於2007年6月30日的公司及合併財務狀況以及2007年1月1日至2007年6月30日止期間的公司及合併經營成果和現金流量。

4. 重要會計政策和會計估計

下列會計政策和會計估計體系根據新會計準則釐定。

會計年度

會計年度為公曆年度，即每年1月1日起至12月31日止。

本報表會計期間為2007年1月1日至2007年6月30日止。

記賬本位幣

人民幣為本公司經營所處的主要經濟環境中的貨幣，本公司採用人民幣為記賬本位幣。

記賬基礎和計價原則

本公司會計核算以權責發生制為記賬基礎。初始確認時，金融資產和金融負債以公允價值進行計量，其他資產及負債按實際成本計量；期末計量時，可供出售金融資產以公允價值進行後續計量，其他資產及負債按實際成本或攤餘成本進行後續計量。按實際成本或攤餘成本進行後續計量的資產如果發生減值，則計提相應的資產減值準備。

現金等價物

現金等價物是指本公司持有的期限短、流動性強、易於轉換為已知金額現金、價值變動風險很小的投資。

外幣業務折算

外幣交易在初始確認時採用交易發生日的即期匯率折算。

4. 重要會計政策和會計估計 － 續

外幣業務折算 － 續

於資產負債表日，外幣貨幣性項目採用該日即期匯率折算為人民幣，因該日的即期匯率與初始確認時或者前一資產負債表日即期匯率不同而產生的匯兑差額，除了符合資本化條件的外幣專門借款的匯兑差額在資本化期間予以資本化計入相關資產的成本外，均計入當期損益。

以歷史成本計量的外幣非貨幣性項目仍以交易發生日的即期匯率折算的記賬本位幣金額計量。以公允價值計量的外幣非貨幣性項目，採用公允價值確定日的即期匯率折算，折算後的記賬本位幣金額與原記賬本位幣金額的差額，作為公允價值變動(含匯率變動)處理，計入當期損益或股東權益。

金融工具

金融工具是指形成一個企業的金融資產並形成其他單位的金融負債或權益工具的合同。當本公司成為金融工具合同條款中的一方時，確認相應的金融資產或金融負債。初始確認金融資產和金融負債，以公允價值計量。對於以公允價值計量且其變動計入當期損益的金融資產或金融負債，相關的交易費用直接計入當期損益，對於其他類別的金融資產或金融負債，相關交易費用計入初始確認金額。

公允價值

公允價值是指在公平交易中，熟悉情況的交易雙方自願進行資產交換或者債務清償的金額。

存在活躍市場的金融資產或金融負債，將活躍市場中的報價用於確定其公允價值。金融工具不存在活躍市場的，採用市場參與者普遍認同，且被以往市場交易價格驗證具有可靠性的估值技術確定其公允價值。初始取得或源生的金融資產或承擔的金融負債，以市場交易價格作為確定其公允價值的基礎。

攤餘成本

攤餘成本是指金融資產或金融負債的初始確認金額扣除已償還的本金，加上或減去採用實際利率法將初始確認金額與到期日金額之間的差額進行攤銷形成的累計攤銷額，並扣除金額資產已發生的減值損失後的餘額。

4. 重要會計政策和會計估計 – 續

實際利率法

實際利率法是指按照金融資產或金融負債(含一組金融資產或金融負債)的實際利率計算其攤餘成本及各期利息收入或支出的方法。實際利率是指將金融資產或金融負債在預期存續期間或適用的更短期間內的未來現金流量，折現為該金融資產或金融負債當前賬面價值所使用的利率。

在計算實際利率時，本公司將在考慮金融資產或金融負債所有合同條款的基礎上預計未來現金流量(不考慮未來的信用損失)，同時還將考慮金融資產或金融負債合同各方之間支付或收取的、屬於實際利率組成部分的各項收費、交易費用及折價或溢價等。

金融資產

金融資產在初始確認時劃分為以公允價值計量且其變動計入當期損益的金融資產、持有至到期投資、貸款和應收款項以及可供出售金融資產。

– *以公允價值計量且其變動計入當期損益的金融資產*

包括交易性金融資產和指定為以公允價值計量且其變動計入當期損益的金融資產。

交易性金融資產是指滿足下列條件之一的金融資產：(1)取得該金融資產的目的，主要是為了近期內出售或回購；(2)屬於進行集中管理的可辨認金融工具組合的一部分，且有客觀證據表明本公司近期採用短期獲利方式對該組合進行管理；(3)屬於衍生工具，但是，被指定且為有效套期工具的衍生工具、屬於財務擔保合同的衍生工具、與在活躍市場中沒有報價且其公允價值不能可靠計量的權益工具投資掛鈎並須通過交付該權益工具結算的衍生工具除外。

4. 重要會計政策和會計估計 － 續

金融資產 － 續

－ *以公允價值計量且其變動計入當期損益的金融資產 － 續*

符合下述條件之一的金融資產，在初始確認時可能指定為以公允價值計量且其變動計入當期損益的金融資產：(1)該指定可以消除或明顯減少由於該金融資產的計量基礎不同所導致的相關利得或損失在確認或計量方面不一致的情況；(2)本公司風險管理或投資策略的正式書面文件已載明，對該金融資產所在的金融資產組合或金融資產和金融負債組合以公允價值為基礎進行管理、評價並向關鍵管理人員報告。

以公允價值計量且其變動計入當期損益的金融資產採用公允價值進行後續計量，公允價值變動形成的利得或損失以及與該等金融資產相關的股利和利息收入計入當期損益。

－ *持有至到期投資*

是指到期日固定、回收金額固定或可確定，且本公司有明確意圖和能力持有至到期的非衍生金融資產。

持有至到期投資採用實際利率法，按攤餘成本進行後續計量，在終止確認、發生減值或攤銷時產生的利得或損失，計入當期損益。

－ *貸款和應收款項*

是指在活躍市場中沒有報價、回收金額固定或可確定的非衍生金融資產。

貸款和應收款項採用實際利率法，按攤餘成本進行後續計量，在終止確認、發生減值或攤銷時產生的利得或損失，計入當期損益。

－ *可供出售金融資產*

包括初始確認時即被指定為可供出售的非衍生金融資產，以及除了以公允價值計量且其變動計入當期損益的金融資產、貸款和應收款項、持有至到期投資以外的金融資產。

可供出售金融資產採用公允價值進行後續計量，公允價值變動股東形成的利得或損失，除減值損失和外幣貨幣性金融資產形成的匯兌差額外，直接計入股東權益，在該金融資產終止確認時轉出，計入當期損益。可供出售金融資產採用實際利率法計算的利息以及可供出售外幣貨幣性金融資產形成的匯兌差額計入當期損益。可供出售權益工具投資的現金股利在被投資單位宣告發放股利時計入當期損益。

4. 重要會計政策和會計估計 － 續

金融資產減值

除了以公允價值計量且其變動計入當期損益的金融資產外，本公司在每個資產負債表日對其他金融資產的賬面價值進行檢查，有客觀證據表明金融資產發生減值的，計提減值準備。表明金融資產發生減值的客觀證據，指金融資產初始確認後實際發生的，對該金融資產的預計未來現金流量有影響，且本公司能夠對該影響進行可靠計量的事項。

發生減值時，可供出售金融資產原直接計入資本公積的因公允價值下降形成的累計損失予以轉出並計入當期損益，該轉出的累計損失為該資產初始取得成本扣除已收回本金和已攤銷金額、當前公允價值和原已計入損益的減值損失後的餘額；以成本或攤餘成本計量的金融資產將其賬面價值減記至預計未來現金流量現值，減記金額確認為減值損失，計入當期損益。

在活躍市場中沒有報價且其公允價值不能可靠計量的權益工具投資，或與該權益工具挂鈎並須通過交付該權益工具結算的衍生金融資產發生的減值損失，不予轉回。其他金融資產，在確認減值損失後，如有客觀證據表明該金融資產價值已恢復，且客觀上與確認該損失後發生的事項有關，原確認的減值損失予以轉回，除可供出售權益工具投資不通過損益轉回外，其他金融資產減值損失的轉回計入當期損益。以攤餘成本計量的金融資產轉回減值損失後的賬面價值不超過假定不計提減值準備情況下該金融資產在轉回日的攤餘成本。

金融資產的終止確認

滿足下列條件之一的金融資產，予以終止確認：收取該金融資產現金流量的合同權利終止；該金融資產已轉移，且將金融資產所有權上幾乎所有的風險和報酬轉移給轉入方；該金融資產已轉移，雖然企業既沒有轉移也沒有保留金融資產所有權上幾乎所有的風險和報酬，但是放棄了對該金融資產控制。

4. 重要會計政策和會計估計 — 續

存貨

存貨按成本進行初始計量，存貨成本包括採購成本、加工成本和其他使存貨達到目前場所和狀態所發生的支出。存貨主要包括原材料和產成品等。

存貨發出時，原材料採用移動加權平均法確定其實際成本，產成品採用加權平均法確定其實際成本。

本公司的存貨盤存制度為永續盤存制。

存貨跌價準備

資產負債表日，存貨按照成本與可變現淨值孰低計量。當其可變現淨值低於成本時，提取存貨跌價準備。存貨按單個存貨項目的成本高於其可變現淨值的差額提取存貨跌價準備。

計提存貨跌價準備後，如果以前減記存貨價值的影響因素已經消失，導致存貨的可變現淨值高於其賬面價值的，在原已計提的存貨跌價準備金額內予以轉回，轉回的金額計入當期損益。

可變現淨值是指在正常生產經營中，存貨的估計售價減去至完工時估計將要發生的成本、估計的銷售費用以及相關稅費後的金額。在確定存貨的可變現淨值時，以取得的確鑿證據為基礎，同時考慮持有存貨的目的以及資產負債表日後事項的影響。

長期股權投資

對於企業合併形成的長期股權投資，如為同一控制下的企業合併取得的長期股權投資，在合併日按照取得被合併方所有者權益賬面價值的份額作為初始投資成本；通過非同一控制下的企業合併取得的長期股權投資，按照合併成本(包括為合併付出的資產、發生或承擔的負債、發行的權益性證券的公允價值及發生的直接相關費用)作為長期股權投資的初始投資成本。除企業合併形成的長期股權投資以外，以支付現金取得的長期股權投資，按照實際支付的購買價款作為初始投資成本，初始投資成本還包括與取得長期股權投資直接相關的費用、稅金及其他必要支出；以發行權益性證券取得的長期股權投資，按照發行權益性證券的公允價值作為初始投資成本；投資者投入的長期股權投資，以投資合同或協議約定的價值作為初始投資成本，但合同或協議約定價值不公允的除外。取得長期股權投資時實際支付的價款和對價中包含的已宣告但尚未發放的現金股利和利潤，作為應收項目處理，不構成取得長期股權投資的成本。

對被投資單位能夠實施控制的長期股權投資以及對被投資單位不具有共同控制或重大影響並且在活躍市場中沒有報價、公允價值不能可靠計量的長期股權投資，採用成本法核算；對被投資單位具有共同控制或重大影響的長期股權投資，採用權益法核算；在確定能否對被投資單位實施控制或施加重大影響時，考慮本公司和其他方持有的被投資單位當期可轉換公司債券、當期可執行認股權證等潛在表決權因素。

4. 重要會計政策和會計估計 – 續

長期股權投資 – 續

– *成本法核算的長期股權投資*

採用成本法核算時，長期股權投資按初始投資成本計價，當期投資收益僅限於所獲得的被投資單位在接受投資後產生的累計淨利潤的分配額，所獲得的被投資單位宣告分派的利潤或現金股利超過上述數額的部分，作為初始投資成本的收回，沖減投資的賬面價值。

– *權益法核算的長期股權投資*

採用權益法核算時，長期股權投資的初始投資成本大於投資時應享有被投資單位可辨認淨資產公允價值份額的，不調整長期股權投資的初始投資成本；初始投資成本小於投資時應享有被投資單位可辨認淨資產公允價值份額的，其差額計入當期損益，同時調整長期股權投資的成本。

採用權益法核算時，當期投資損益為應享有或應分擔的被投資單位當年實現的淨損益的份額。在確認應享有被投資單位淨損益的份額時，以取得投資時被投資單位各項可辨認資產等的公允價值為基礎，並按照本公司的會計政策及會計期間，對被投資單位的淨利潤進行調整後確認。對被投資單位除淨損益以外的其他所有者權益變動，相應調整長期股權投資的賬面價值並計入股東權益。

在確認應分擔被投資單位發生的淨虧損時，以長期股權投資的賬面價值和其他實質上構成對被投資單位淨投資的長期權益減記至零為限。此外，如本公司對被投資單位負有承擔額外損失的義務，則按預計承擔的義務確認預計負債，計入當期投資損失。被投資單位以後期間實現淨利潤的，本公司在收益分享額彌補未確認的虧損分擔額後，恢復確認收益分享額。

4. 重要會計政策和會計估計 － 續

長期股權投資 － 續

－ *處置長期股權投資*

處置長期股權投資時，其賬面價值與實際取得價款的差額，計入當期損益。採用權益法核算的長期股權投資，在處置時將原計入股東權益的部分按相應的比例轉入當期損益。

固定資產及折舊

固定資產是指為生產商品、提供勞務、出租或經營管理而持有的，使用壽命超過一個會計年度的有形資產。

固定資產按成本進行初始計量，並考慮預計棄置費用因素的影響。除土地類固定資產不計提折舊，礦井建築物採用產量法計提折舊外，其他固定資產從達到預定可使用狀態的次月起，採用年限平均法在使用壽命內計提折舊。各類固定資產的使用壽命、預計淨殘值和年折舊率如下：

類別	預計淨殘值率	使用壽命	年折舊率
房屋建築物	3%	15至30年	3.23-6.47%
地面建築物	3%	15至25年	3.88-6.47%
碼頭建築物	3%	40年	2.43%
機器設備	3%	5至15年	6.47-19.40%
運輸設備(註)	3%	6至18年	5.39-16.17%

註： 除子公司山東兗煤航運有限公司船舶的折舊年限為18年外，其餘運輸設備的折舊年限均為6至9年。

礦井建築物按產量法計提折舊，即按其設計的生產量估計每噸原煤產量應計提人民幣2.5元折舊。

土地類固定資產僅指子公司澳思達煤礦有限公司擁有的澳大利亞南田煤礦的土地，由於擁有永久所有權，所以不計提折舊。

4. 重要會計政策和會計估計 – 續

固定資產及折舊 – 續

預計淨殘值是指假定固定資產預計使用壽命已滿並處於使用壽命終了時的預期狀態，本公司目前從該項資產處置中獲得的扣除預計處置費用後的金額。

與固定資產有關的後續支出，如果與該固定資產有關的經濟利益很可能流入且其成本能可靠地計量，則計入固定資產成本，並終止確認被替換部分的賬面價值，除此以外的其他後續支出，在發生時計入當期損益。

本公司至少於年度終了對固定資產的使用壽命、預計淨殘值和折舊方法進行復核，如發生改變則作為會計估計變更處理。

固定資產出售、轉讓、報廢或毀損的處置收入扣除其賬面價值和相關稅費後的差額計入當期損益。

在建工程

在建工程按實際工程支出確定，包括在建期間發生的各項工程支出、工程達到預定可使用狀態前的資本化的專門借款的借款費用以及其他相關費用等。在建工程在達到預定可使用狀態後結轉為固定資產。

無形資產

無形資產是指本公司擁有或者控制的沒有實物形態的可辨認非貨幣性資產。

無形資產按成本進行初始計量。與無形資產有關的支出，如果相關的經濟利益很可能流入本公司且其成本能可靠地計量，則計入無形資產成本。除此以外的其他無形項目的支出，在發生時計入當期損益。

取得的土地使用權通常作為無形資產核算。自行開發建造廠房等建築物，相關的土地使用權和建築物則分別進行處理。如為外購的土地及建築物，有關價款將在土地使用權和建築物之間進行分配，難以合理分配的，全部作為固定資產處理。

使用壽命有限的無形資產自可供使用時起，在其使用壽命內採用能夠反映該無形資產有關經濟利益預期實現方式的攤銷方法進行攤銷，無法可靠確定預期實現方式的，採用直線法攤銷。使用壽命不確定的無形資產不攤銷。

土地使用權從取得土地使用權證起，按其可使用年限50年平均攤銷。

4. 重要會計政策和會計估計 — 續

無形資產 — 續

採礦權從取得權益之日起，按其估計可使用年限平均攤銷。可使用年限是根據其已探明及推定總儲量估計得出。

期末，對使用壽命有限的無形資產的使用壽命和攤銷方法進行復核，如發生變更則作為會計估計變更處理。此外，還對使用壽命不確定的無形資產的使用壽命進行復核，如果有證據表明該無形資產的使用壽命是有限的，則估計其使用壽命並按照使用壽命有限的無形資產的攤銷政策進行攤銷。

長期待攤費用

長期待攤費用為已經發生但應由本期和以後各期負擔的分攤期限在一年以上的各項費用。長期待攤費用在預計受益期間分期平均攤銷。

資產減值

本公司在每一個資產負債表日檢查對長期股權投資、固定資產、在建工程、使用壽命確定的無形資產是否存在可能發生減值的跡象。如果該等資產存在減值跡象，則估計其可收回金額。估計資產的可收回金額以單項資產為基礎，如果難以對單項資產的可收回金額進行估計的，則以該資產所屬的資產組為基礎確定資產組的可收回金額。如果資產的可收回金額低於其賬面價值，按其差額計提資產減值準備，並計入當期損益。

因企業合併形成的商譽和使用壽命不確定的無形資產，無論是否存在減值跡象，每年均進行減值測試。對商譽進行減值測試時，結合與其相關的資產組或者資產組組合進行。即，自購買日起將商譽的賬面價值按照合理的方法分攤到相關的資產組，難以分攤到相關的資產組的，分攤到相關的資產組組合，如包含分攤的商譽的資產組或資產組組合的可收回金額低於其賬面價值的，確認相應的減值損失。減值損失金額首先抵減分攤到該資產組或資產組組合的商譽的賬面價值，再根據資產組或資產組組合中除商譽以外的其他各項資產的賬面價值所佔比重，按比例抵減其他各項資產的賬面價值。

可收回金額為資產的公允價值減去處置費用後的淨額與資產預計未來現金流量的現值兩者之中的較高者。資產的公允價值根據公平交易中銷售協議價格確定；不存在銷售協議但存在資產活躍市場的，公允價值按照該資產的買方出價確定；不存在銷售協議和資產活躍市場的，則以可獲取的最佳信息為基礎估計資產的公允價值。處置費用包括與資產處置有關的法律費用、相關稅費、搬運費以及為使資產達到可銷售狀態所發生的直接費用。

上述對長期股權投資、固定資產、在建工程、無形資產及商譽的資產減值損失一經確認，在以後會計期間不予轉回。

4. 重要會計政策和會計估計 – 續

金融負債

金融負債在初始確認時劃分為以公允價值計量且其變動計入當期損益的金融負債和其他金融負債。

– *以公允價值計量且其變動計入當期損益的金融負債*

包括交易性金融負債和指定為以公允價值計量且其變動計入當期損益的金融負債。

分類為交易性金融負債和在初始確認時指定為以公允價值計量且其變動計入當期損益的金融負債的條件與分類為交易性金融資產和在初始確認時指定為以公允價值計量且其變動計入當期損益的金融資產的條件一致。

以公允價值計量且其變動計入當期損益的金融負債採用公允價值進行後續計量，公允價值的變動形成的利得或損失以及與該等金融負債相關的股利和利息支出計入當期損益。

– *其他金融負債*

與在活躍市場中沒有報價、公允價值不能可靠計量的權益工具挂鈎並須通過交付該權益工具結算的衍生金融負債，按照成本進行後續計量。不屬於指定為以公允價值計量且其變動計入當期損益的金融負債的財務擔保合同，或沒有指定為以公允價值計量且其變動計入損益並將以低於市場利率貸款的貸款承諾，以公允價值進行初始確認，在初始確認後按照《企業會計準則—或有事項》確定的金額和初始確認金額扣除按照《企業會計準則—收入》的原則確定的累計攤銷額後的餘額之中的較高者進行後續計量。其他金融負債採用實際利率法，按攤餘成本進行後續計量，終止確認或攤銷產生的利得或損失計入當期損益。

職工薪酬

本公司在職工提供服務的會計期間，將應付的職工薪酬確認為負債。

本公司按規定參加由政府機構設立的職工社會保障體系，包括基本養老保險、醫療保險、住房公積金及其他社會保障制度，相應的支出於發生時計入相關資產成本或當期損益。

在職工勞動合同到期之前解除與職工的勞動關係，或為鼓勵職工自願接受裁減而提出給予補償的建議，如果本公司已經制定正式的解除勞動關係計劃或提出自願裁減建議並即將實施，同時本公司不能單方面撤回解除勞動關係計劃或裁減建議的，確認因解除與職工勞動關係給予補償產生的預計負債，並計入當期損益。

職工內部退休計劃採用上述辭退福利相同的原則處理。本公司將自職工停止提供服務日至正常退休日的期間擬支付的內退人員工資和繳納的社會保險費等確認為當期應付職工薪酬。

4. 重要會計政策和會計估計 － 續

預計負債

當與或有事項相關的義務同時符合以下條件，確認為預計負債：(1)該義務是本公司承擔的現時義務；(2)履行該義務很可能導致經濟利益流出；(3)該義務的金額能夠可靠地計量。

在資產負債表日，考慮與或有事項有關的風險、不確定性和貨幣時間價值等因素，按照履行相關現時義務所需支出的最佳估計數對預計負債進行計量。

如果清償預計負債所需支出全部或部分預期由第三方補償的，補償金額在基本確定能夠收到時，作為資產單獨確認，且確認的補償金額不超過預計負債的賬面價值。

維持簡單再生產費用

根據現行國家規定，公司按開採原煤量每噸人民幣6元計提維持簡單再生產費用(「維簡費」)計入生產成本和其他流動負債，用於煤炭生產設備支出和煤礦井巷建築設施更新支出，並在相關支出發生時，將維簡費從其他流動負債相應結轉至資本公積。根據相關法規，該項資本公積只可用於煤礦未來開採發展業務。

安全生產費用

根據財政部、國家發展和改革委員會和國家煤礦安全監察局財建[2004]119號文件《關於印發〈煤炭生產安全費用提取和使用管理辦法〉和〈關於規範煤礦維簡費用管理問題的若干規定〉的通知》的規定，以及各省財政廳協同該省煤炭工業局根據省內的實際情況制定的具體計提標準，公司從2004年5月1日起按開採原煤量每噸人民幣8元(和順天池按開採原煤量每噸人民幣15元)計提安全生產費用計入生產成本和長期負債，用於煤炭生產設備和煤礦井巷建築設施安全支出。在相關費用實際發生時，直接沖減長期應付款；對於形成固定資產的，應按實際成本結轉累計折舊及長期應付款，該項固定資產在以後使用期間不再計提折舊。

改革專項發展基金

根據山東省財政廳、山東省人民政府國有資產監督管理委員會和山東省煤炭工業局魯財企[2004]28號文件《關於省屬重點煤炭企業建立改革發展專項資金的通知》規定，公司從2004年7月1日起按開採原煤量每噸人民幣5元計提改革專項發展基金，以用於新礦井建設等相關支出。

4. 重要會計政策和會計估計 – 續

負債和權益的劃分

本公司根據所發行金融工具的實質，以及金融資產、金融負債和權益工具的定義，在初始確認時將金融工具或其組成部分確認為金融資產、金融負債和權益工具。

權益工具

權益工具是指能證明擁有某個企業在扣除所有負債後的資產中的剩餘權益的合同。企業合併中合併方發行權益工具發生的交易費用抵減權益工具的溢價收入，不足抵減的，沖減留存收益。其餘權益工具，在發行時收到的對價扣除交易費用後增加所有者權益。回購自身權益工具支付的對價和交易費用減少所有者權益。發行、回購、出售或註銷權益工具時，不確認利得或損失。

本公司對權益工具持有方的各種分配(不包含股票股利)，減少所有者權益。本公司不確認權益工具的公允價值變動額。

收入確認

– *商品銷售收入*

在已將商品所有權上的主要風險和報酬轉移給買方，既沒有保留通常與所有權相聯繫的繼續管理權，也沒有對已售商品實施有效控制，收入的金額能夠可靠地計量，相關的經濟利益很可能流入企業，相關的已發生或將發生的成本能夠可靠地計量時，確認商品銷售收入的實現。

– *提供勞務收入*

在提供勞務交易的結果能夠可靠估計的情況下，於資產負債表日按照完工百分比法確認提供的勞務收入。勞務交易的完工進度按已經提供的勞務佔應提供勞務總量的比例確定。

如果提供勞務交易的結果不能夠可靠估計，則按已經發生並預計能夠得到補償的勞務成本金額確認提供的勞務收入，並將已發生的勞務成本作為當期費用。已經發生的勞務成本如預計不能得到補償的，則不確認收入。

本公司與其他企業簽訂的合同或協議包括銷售商品和提供勞務時，如銷售商品部分和提供勞務部分能夠區分並單獨計量的，將銷售商品部分和提供勞務部分分別處理；如銷售商品部分和提供勞務部分不能夠區分，或雖能區分但不能夠單獨計量的，將該合同全部作為銷售商品處理。

4. 重要會計政策和會計估計 － 續

收入確認 － 續

－ *利息收入*

按照他人使用本公司貨幣資金的時間和實際利率計算確定。

政府補助

政府補助是指本公司從政府無償取得貨幣性資產和非貨幣性資產，不包括政府作為所有者投入的資本。政府補助分為與資產相關的政府補助和與收益相關的政府補助。政府補助在能夠滿足政府補助所附的條件，且能夠收到時確認。

政府補助為貨幣性資產的，按照收到或應收的金額計量。政府補助為非貨幣性資產的，按照公允價值計量；公允價值不能夠可靠取得的，按照名義金額計量。按照名義金額計量的政府補助，直接計入當期損益。

與資產相關的政府補助，確認為遞延收益，並在相關資產的使用壽命內平均分配計入當期損益。與收益相關的政府補助，用於補償以後期間的相關費用和損失的，確認為遞延收益，並在確認相關費用的期間計入當期損益；用於補償已經發生的相關費用和損失的，直接計入當期損益。

已確認的政府補助需要返還時，存在相關遞延收益餘額的，沖減相關遞延收益賬面餘額，超出部分計入當期損益；不存在相關遞延收益的，直接計入當期損益。

4. 重要會計政策和會計估計 – 續

借款費用

借款費用包括借款利息、折價或溢價的攤銷、輔助費用以及因外幣借款而發生的匯兑差額等。可直接歸屬於符合資本化條件的資產的購建或者生產的借款費用，在所購建或者生產的符合資本化條件的資產達到預定可使用狀態或者可銷售狀態前，按借款費用資本化金額的確定原則予以資本化，計入該項資產成本。其餘借款費用在發生當期確認為費用。

符合資本化條件的資產指需要經過相當長時間的購建或者生產活動才能達到預定可使用或可銷售狀態的固定資產、投資性房地產和存貨等資產。

如果符合資本化條件的資產在購建或生產過程中發生非正常中斷，並且中斷時間連續超過3個月的，暫停借款費用的資本化，直至資產的購建或生產活動重新開始。

所得税

– *當期所得税*

資產負債表日，對於當期和以前期間形成的當期所得税負債(或資產)，以按照税法規定計算的預期應交納(或返還)的所得税金額計量。計算當期所得税費用所依據的應納税所得額系根據有關税法規定對本期間税前會計利潤作相應調整後計算得出。

– *遞延所得税資產及遞延所得税負債*

某些資產、負債項目的賬面價值與其計税基礎之間的差額，以及未作為資產和負債確認但按照税法規定可以確定其計税基礎的項目的賬面價值與計税基礎之間的差額，引致暫時性差異。這些暫時性差異的納税影響採用資產負債表債務法核算。

與商譽的初始確認有關，以及與既不是企業合併、發生時也不影響會計利潤和應納税所得額(或可抵扣虧損)的交易中產生的資產或負債的初始確認有關的應納税暫時性差異，免於確認有關的遞延所得税負債。此外，對與子公司投資相關的應納税暫時性差異，如果本公司能夠控制暫時性差異轉回的時間，而且該暫時性差異在可預見的未來很可能不會轉回的，也免於確認有關的遞延所得税負債。除上述例外情況，本公司確認其他所有應納税暫時性差異產生的遞延所得税負債。

4. 重要會計政策和會計估計 — 續

所得稅 — 續

– *遞延所得稅資產及遞延所得稅負債 — 續*

與既不是企業合併、發生時也不影響會計利潤和應納稅所得額(或可抵扣虧損)的交易中產生的資產或負債的初始確認有關的可抵扣暫時性差異，免於確認有關的遞延所得稅資產。 除上述例外情況，本公司以很可能取得用來抵扣可抵扣暫時性差異的應納稅所得額為限，確認其他可抵扣暫時性差異產生的遞延所得稅資產。

對於能夠結轉以後年度的可抵扣虧損和稅款抵減，以很可能獲得用來抵扣可抵扣虧損和稅款抵減的未來應納稅所得額為限，確認相應的遞延所得稅資產。

資產負債表日，對於遞延所得稅資產和遞延所得稅負債，根據稅法規定，按照預期收回相關資產或清償相關負債期間的適用稅率計量。

於資產負債表日，對遞延所得稅資產的賬面價值進行復核，如果未來很可能無法獲得足夠的應納稅所得額用以抵扣遞延所得稅資產的利益，則減記遞延所得稅資產的賬面價值。在很可能獲得足夠的應納稅所得額時，減記的金額予以轉回。

遞延所得稅資產和遞延所得稅負債不折現。

– *所得稅費用*

所得稅費用包括當期所得稅和遞延所得稅。

除與直接計入所有者權益的交易和事項相關的當期所得稅和遞延所得稅計入所有者權益，以及企業合併產生的遞延所得稅調整商譽的賬面價值外，其餘當期所得稅和遞延所得稅費用或收益計入當期損益。

企業合併

企業合併指將兩個或兩個以上單獨的企業合併形成一個報告主體的交易或事項。企業合併分為同一控制下企業合併和非同一控制下企業合併。

本公司在合併日或購買日確認因企業合併取得的資產、負債。合併日或購買日為實際取得對被合併方或被購買方控制權的日期，即被合併方或被購買方的淨資產或生產經營決策的控制權轉移給本公司的日期。

4. 重要會計政策和會計估計 – 續

企業合併 – 續

– *同一控制下的企業合併*

參與合併的企業在合併前後均受同一方或相同的多方最終控制，且該控制並非暫時性的，為同一控制下的企業合併。在合併日取得對其他參與合併企業控制權的一方為合併方，參與合併的其他企業為被合併方。

合併方在企業合併中取得的資產和負債，按合併日在被合併方的賬面價值計量。合併方取得的淨資產賬面價值與支付的合併對價的賬面價值的差額，調整資本公積中的股本溢價，股本溢價不足沖減的則調整留存收益。

合併方為進行企業合併發生的各項直接費用，於發生時計入當期損益。

– *非同一控制下的企業合併及商譽*

參與合併的企業在合併前後不受同一方或相同的多方最終控制，為非同一控制下的企業合併。非同一控制下的企業合併，在購買日取得對其他參與合併企業控制權的一方為購買方，參與合併的其他企業為被購買方。

對於非同一控制下的企業合併，合併成本為購買日為取得被購買方的控制權而付出的資產、發生或承擔的負債以及發行的權益性工具的公允價值，以及為企業合併而發生的各項直接相關費用。通過多次交換交易分步實現的企業合併，合併成本為每一單項交易成本之和。在合併合同中對可能影響合併成本的未來事項作出約定的，購買日如果估計未來事項很可能發生並且對合併成本的影響金額能夠可靠計量的，也計入合併成本。

非同一控制下企業合併中所取得的被購買方符合確認條件的可辨認資產、負債及或有負債在收購日以公允價值計量。

4. 重要會計政策和會計估計 － 續

企業合併 － 續

－ *非同一控制下的企業合併及商譽 － 續*

合併成本大於合併中取得的被購買方可辨認淨資產公允價值份額的差額，確認為商譽。合併成本小於合併中取得的被購買方可辨認淨資產公允價值份額的，首先對取得的被購買方各項可辨認資產、負債及或有負債的公允價值以及合併成本的計量進行復核，復核後合併成本仍小於合併中取得的被購買方可辨認淨資產公允價值份額的，則計入當期損益。

合併當期期末，如合併中取得的各項可辨認資產、負債及或有負債的公允價值或企業合併成本只能暫時確定的，則以所確定的暫時價值為基礎對企業合併進行確認和計量。購買日後12個月內對確認的暫時價值進行調整的，視為在購買日確認和計量。

租賃

融資租賃為實質上轉移了與資產所有權有關的全部風險和報酬的租賃，其所有權最終可能轉移，也可能不轉移。融資租賃以外的其他租賃為經營租賃。

－ *本公司作為承租人記錄經營租賃業務*

經營租賃的租金支出在租賃期內的各個期間按直線法計入相關資產成本或當期損益。初始直接費用計入當期損益。或有租金於實際發生時計入當期損益。

合併財務報表的編製方法

合併財務報表的合併範圍以控制為基礎予以確定。控制是指本公司能夠決定另一個企業的財務和經營政策，並能據以從該企業的經營活動中獲取利益的權力。在確定能否控制被投資單位時，考慮本公司和其他企業持有的被投資單位的當期可轉換的可轉換債券、當期可執行的認股權證等潛在表決權因素。本公司將所有的子公司納入合併財務報表的合併範圍。

本公司將取得對子公司控制權的日期作為購買日。非同一控制下企業合併增加的子公司，其購買日後的經營成果及現金流量已經適當地包括在合併利潤表和合併現金流量表中；當期非同一控制下企業合併增加的子公司，不調整合併資產負債表的期初數。同一控制下企業合併增加的子公司，其自合併當期期初至合併日的經營成果和現金流量已經適當地包括在合併利潤表和合併現金流量表中，並且同時調整合併財務報表的對比數。

4. 重要會計政策和會計估計 － 續

合併財務報表的編製方法 － 續

子公司採用的主要會計政策和會計期間按照公司統一規定的會計政策和會計期間釐定。

公司與子公司及子公司相互之間的所有重大賬目及交易於合併時抵銷。

子公司所有者權益中不屬於母公司的份額作為少數股東權益，在合併資產負債表中所有者權益項目下以「少數股東權益」項目列示。子公司當期淨損益中屬於少數股東權益的份額，在合併利潤表中淨利潤項目下以「少數股東損益」項目列示。少數股東分擔的子公司的虧損超過了少數股東在該子公司期初所有者權益中所享有的份額，如果公司章程或協議規定少數股東有義務承擔並且有能力予以彌補的，沖減少數股東權益，否則沖減歸屬於母公司股東權益。該子公司以後期間實現的利潤，在彌補了本公司母公司股東權益承擔的屬於少數股東的損失之前，全部歸屬於本公司母公司的股東權益。

外幣財務報表折算

境外經營的外幣財務報表按以下方法折算為人民幣報表：資產負債表中的所有資產、負債類項目按資產負債表日的即期匯率折算；除「未分配利潤」項目外的股東權益項目按發生時的即期匯率折算；利潤表中的所有項目及反映利潤分配發生額的項目按交易發生日的即期匯率折算；年初未分配利潤為上一年折算後的年末未分配利潤；年末未分配利潤按折算後的利潤分配各項目計算列示；折算後資產類項目與負債類項目和股東權益類項目合計數的差額，作為外幣報表折算差額在資產負債表中所有者權益項目下單獨列示。

外幣現金流量以及境外子公司的現金流量，採用現金流量發生日的即期匯率折算，匯率變動對現金及現金等價物的影響額，作為調節項目，在現金流量表中以「匯率變動對現金及現金等價物的影響」單獨列示。

期初數和上期實際數按照上期財務報表折算後的數額列示。

4. 重要會計政策和會計估計 － 續

分部報告

本公司區分業務分部和地區分部披露分部信息。業務分部是指本公司內可區分的、能夠提供單項或一組相關產品或勞務的組成部分，該組成部分承擔了不同於其他組成部分的風險和報酬。地區分部是指本公司內可區分的、能夠在一個特定的經濟環境內提供產品或勞務的組成部分。該組成部分承擔了不同於在其他經濟環境內提供產品或勞務的組成部分的風險和報酬。

本公司區分主要報告形式和次要報告形式披露分部信息。因為風險和報酬主要受產品和勞務差異影響，將業務分部作為主要報告形式，地區分部為次要報告形式

各分部之間轉移交易以實際交易價格為基礎計量。分部收入和分部費用按各分部的實際收入和費用確定，如有無法確定歸屬的收入和費用，則按照相關分部資產賬面價值的比例予以分配計入不同的分部收入和分部費用。

每股收益

－ *基本每股收益*

基本每股收益根據歸屬於普通股股東的當期淨利潤除以發行在外普通股的加權平均數計算確定。

新發行普通股的股數根據發行合同的具體條款，自應收對價之日起計算確定。

－ *稀釋每股收益*

稀釋每股收益是對歸屬於普通股股東的當期淨利潤以及發行在外的普通股的加權平均數考慮稀釋性潛在普通股的影響並作相應的調整後計算確定。

稀釋性潛在普通股是假設當期轉換為普通股會減少每股收益的潛在普通股。

對歸屬於普通股股東的當期淨利潤進行調整時，應考慮當期已確認為費用的稀釋性潛在普通股的利息及稀釋性潛在普通股轉換時將產生的收益或費用以及相應的所得稅影響。

4. 重要會計政策和會計估計 － 續

每股收益 － 續

– *稀釋每股收益 － 續*

計算稀釋每股收益時當期發行在外的普通股的加權平均數，為計算基本每股收益時普通股的加權平均數與假定稀釋性潛在普通股轉換為已發行普通股而增加的普通股股數的加權平均數之和。計算時，以前期間發行的稀釋性潛在普通股，假設在當期期初轉換，當期發行的稀釋性潛在普通股，假設在發行日轉換。

金融資產與金融負債的抵銷

當本公司具有抵銷已確認金融資產和金融負債的法定權利，且該種法定權利現在是可執行的，同時本公司計劃以淨額結算或同時變現該金融資產和清償該金融負債時，金融資產和金融負債以相互抵銷後的金額在資產負債表內列示。除此以外，金融資產和金融負債在資產負債表內分別列示，不予相互抵銷。

5. 重要會計政策的確定依據和會計估計中所採用的關鍵假設和不確定因素

折舊和攤銷

礦井建築物按照產量法來計提折舊，而該產量為礦井建設物設計時的估計的生產量。管理當局對折舊資產的尚可使用年限和礦井的生產量進行估計。

採礦權

採礦權根據礦井預計的可開採期限或合同年限的較短者用直線法攤銷。可開採期限根據礦井可開採儲量估計，礦井的可開採儲量由管理當局估計判斷。

估計的應收賬款壞賬減值

管理當局定期復核應收賬款的可回收性和賬齡。根據未來的現金流量按照折現率折成現值來估計壞賬減值。

5. 重要會計政策的確定依據和會計估計中所採用的關鍵假設和不確定因素 — 續

商譽估計的減值準備

在決定商譽是否要減值時，將商譽分攤至相關的資產組或資產組組合的使用價值。商譽按使用價值的計算需要本公司估計通過該資產組或資產組組合所產生的未來現金流和適當的折現率以計算現值。截至2007年6月30日，商譽的賬面價值為人民幣12,319,645元。

上述資產組或資產組組合於預算期內之現金流量預測系基於該等期間內之收入預算、預期毛利率及相同之原材料價格上揚估算。預期之現金流入及流出，包括預算收入、毛利率及原材料假設。管理層相信，該等假設的合理變動不會導致上述資產組或資產組組合的賬面價值超過其可回收金額。

6. 會計政策變更

本公司於2007年1月1日首次執行新會計準則，並自該日起按照新會計準則的規定確認、計量和報告本公司的交易或事項。對於因首次執行新會計準則而發生的會計政策變更，本公司採用下述方法進行處理。

6.1 採用追溯調整法核算的會計政策變更

長期股權投資

執行新會計準則之前，長期股權投資採用權益法核算時，初始投資成本大於應享有被投資單位所有者權益份額的差額作為股權投資借方差額核算，並按一定期限平均攤銷計入損益。初始投資成本低於應享有被投資單位所有者權益份額的差額，在財會[2003]10號文發布之前產生的作為股權投資貸方差額核算，並按一定期限平均攤銷計入損益；在財會[2003]10號文發布之後產生的，計入資本公積。

執行新會計準則後，有關長期股權投資的會計政策詳見附註4「長期股權投資」。對於首次執行日同一控制下企業合併產生的長期股權投資尚未攤銷完畢的股權投資差額全額沖銷，其他採用權益法核算的長期股權投資的股權投資貸方差額，也全額沖銷，調整首次執行日留存收益。

6. 會計政策變更

6.1 採用追溯調整法核算的會計政策變更 — 續

所得稅

執行新會計準則之前，所得稅的會計處理方法採用應付稅款法。

執行新會計準則後，有關所得稅的會計政策詳見附註4「所得稅」。

商譽

執行新會計準則之前，在同一控制下吸收合併中，合併成本大於被合併方所有者權益賬面價值的差額作為商譽處理，並按照一定期限平均攤銷。

執行新會計準則後，有關同一控制下企業合併的會計政策詳見附註4「企業合併」。對於首次執行日同一控制下企業合併原已確認商譽尚未攤銷完畢的價值應全額沖銷。

商譽減值

執行新會計準則之前，在非同一控制下吸收合併中，合併成本大於被合併方所有者權益賬面價值的差額作為商譽處理，並按照一定期限平均攤銷。商譽通常不計提減值準備。

執行新會計準則後，有關非同一控制下企業合併的會計政策詳見附註4「企業合併」。

金融資產

執行新會計準則之前，短期投資取得時按初始投資成本計價，期末以成本與市價孰低計量。有活躍的交易市場、但對被投資單位不具有控制、共同控制或重大影響的長期股票投資取得時按初始投資成本計量，持有期間按成本法核算。

執行新會計準則後，上述投資被劃分為以公允價值計量且其變動計入當期損益的金融資產和可供出售金融資產。有關以公允價值計量且其變動計入當期損益的金融資產和可供出售金融資產的會計政策詳見附註4「金融資產」。

6. 會計政策變更 － 續

6.1 採用追溯調整法核算的會計政策變更 － 續

合併財務報表

執行新會計準則之前，少數股東權益於合併財務報表中在負債和股東權益之間單獨列報，少數股東損益在淨利潤之前作為扣減項目反映。

執行新會計準則後，有關合併財務報表的會計政策詳見附註4「合併財務報表的編製方法」。

對於上述會計政策變更，本公司按照38準則的規定，業已採用追溯調整法調整了本財務報表的期初數或上年對比數，並重述了可比期間的財務報表。上述會計政策變更對2006年1月1日及2006年12月31日的影響列示如下：

	對2006年1月1日合併股東權益的影響					對2006年12月31日合併股東權益的影響				
	未分配利潤 人民幣元	盈餘公積 人民幣元	資本公積 人民幣元	少數股東權益 人民幣元	合計 人民幣元	未分配利潤 人民幣元	盈餘公積 人民幣元	資本公積 人民幣元	少數股東權益 人民幣元	合計 人民幣元
(1)同一控制下企業合併形成的股權投資差額	－	－	(10,007,700)	－	(10,007,700)	900,693	100,077	(224,661,550)	－	(223,660,780)
(2)所得稅	－	－	－	－	－	－	－	(11,207,245)	－	(11,207,245)
(3)同一控制下企業合併形成的商譽	32,985,000	3,665,000	(120,000,000)	－	(83,350,000)	45,486,000	5,054,000	(120,000,000)	－	(69,460,000)
(4)可供出售金融資產	－	－	－	－	－	－	－	33,961,349	－	33,961,349
(5)少數股東權益作為股東權益列報	－	－	－	53,912,439	53,912,439	－	－	－	65,488,512	65,488,512
合計	32,985,000	3,665,000	(130,007,700)	53,912,439	(39,445,261)	46,386,693	5,154,077	(321,907,446)	65,488,512	(204,878,164)

6. 會計政策變更 – 續

6.1 採用追溯調整法核算的會計政策變更 – 續

上述會計政策變更對2006年度淨利潤的影響列示如下：

	金額 人民幣元
1. 同一控制下企業合併形成的股權投資差額	1,000,770
2. 同一控制下企業合併形成的商譽	13,890,000
3. 少數股東損益作為股東損益列報	341,511
合計	15,232,281

6.2 採用未來適用法核算的會計政策變更

除6.1中所述的會計政策變更以外，本公司因首次執行新會計準則還發生了下述主要會計政策變更，並採用未來適用法進行會計處理。具體包括：

開辦費
在執行新會計準則之前，籌建期間發生的費用，除用於購建固定資產以外，於公司開始生產經營當月起一次計入當期損益。在執行新會計準則之後，籌建期間發生的費用於發生時計入當期損益。

職工福利費
執行新會計準則之前，本公司按照工資總額的14%計提職工福利費，並計入當期損益。在執行新會計準則後，本公司不再按照工資總額的14%計提職工福利費，系根據實際情況和職工福利計劃確認應付職工薪酬，並計入當期損益。

7. 稅項

增值稅

應納增值稅為銷項稅額減可抵扣進項稅後的餘額，銷項稅額按根據相關稅收規定計算的煤炭產品銷售收入的13%和其他銷售收入的17%計算。

根據財政部、國家稅務總局財稅[2005]75號文《關於調整部分產品出口退稅率的通知》，從2005年5月1日起，公司所有出口煤種的相關退稅率從11%降低為8%。從2006年9月14日起，根據財稅[2006]139號文，煤炭產品出口退稅優惠被取消，但對2006年9月14日之前(含14日)已經簽定的價格不可更改的煤炭出口長期貿易合同，在2006年9月30日之前持已經簽定的合同文本到主管出口退稅的稅務機關登記備案。經備案後的出口合同，准予按調整前的出口退稅率執行完畢。逾期未能備案的以及2006年12月15日以後報關出口的，一律按調整後的出口退稅率執行。

所得稅

公司及所有註冊於中國境內的子公司按33%繳納國家所得稅及地方所得稅。

境外子公司兗州煤業澳大利亞有限公司和澳思達煤礦有限公司按30%繳納所得稅。

營業稅

營業稅中除煤炭運輸服務收入的營業稅按3%的稅率繳納外，其餘應稅收入的營業稅均按5%的稅率繳納。

資源稅

從2005年5月1日起，根據財政部、國家稅務總局財稅[2005]86號文《財政部、國家稅務總局關於調整山東省煤炭資源稅稅項標準的通知》，山東省煤炭資源稅適用稅額從每噸人民幣2.4元提高到每噸人民幣3.6元。另外，從2004年7月1日起，根據財政部、國家稅務總局財稅[2004]187號文《財政部、國家稅務總局關於調整山西等省煤炭資源稅稅額的通知》，山西省煤炭資源稅稅率調整至每噸3.2元。公司按實際銷售的原煤噸數及洗煤產品領用原煤噸數之和乘以適用稅率交納資源稅。

7. 稅項 — 續

城市維護建設稅和教育費附加

雖然公司已變更為中外合資股份有限公司，但是根據國家稅務總局發布的《國家稅務總局關於兗州煤業股份有限公司使用稅收法律文件的批復》(國稅函[2001]673號)，公司繼續依照適用於內資企業的稅收法規繳納各項稅收。故公司仍按應納增值稅額及營業稅額合計數的7%和3%分別繳納城市維護建設稅和教育費附加。

根據山東省地稅局魯地稅發(2002)108號文《關於出口企業實行免抵退稅辦法後徵收城市維護建設稅和教育費附加有關問題的通知》，公司申報的免、抵稅額亦應作為計繳城市維護建設稅和教育費附加的依據。

8. 合併財務報表範圍及控股子公司

公司擁有所有子公司的基本情況如下：

子公司名稱	註冊地點	註冊資本	公司持有比例 直接 %	 間接 %	主營業務	經濟性質 或類型	是否合併
青島保稅區中兗貿易有限公司 (「中兗貿易」)	山東青島	人民幣210萬元	52.38	–	保稅區內：國際貿易、加工整理商品展示、區內企業之間貿易(國家規定專項審批的項目除外)、倉儲	有限公司	是
山東兗煤航運有限公司 (「兗煤航運」)	山東濟寧	人民幣550萬元	92	–	魯、蘇、皖、浙、滬內河及長江中下游各港間貨物運輸；煤炭等銷售	有限公司	是
兗州煤業榆林能化有限公司 (「榆林能化」)	陝西榆林	人民幣80,000萬元	97	–	60萬噸甲醇、20萬噸醋酸及其配套煤礦、電力工程項目籌建	有限公司	是
兗州煤業澳大利亞有限公司 (「兗煤澳洲」)	澳大利亞	澳元3,000萬元	100	–	投資控股公司	有限公司	是

8. 合併財務報表範圍及控股子公司 — 續

子公司名稱	註冊地點	註冊資本	公司持有比例 直接 %	公司持有比例 間接 %	主營業務	經濟性質或類型	是否合併
澳思達煤礦有限公司(「澳思達」)	澳大利亞	澳元3,000萬元	–	100	煤炭開採及銷售	有限公司	是
兗煤荷澤能化有限公司(「荷澤能化」)(註1)	山東菏澤	人民幣150,000萬元	96.67	–	第三工業及巨野煤田開發籌建的前期準備工作	有限公司	是
兗礦山西能化有限公司(「山西能化」)(註2)	山西晉中	人民幣60,000萬元	100	–	熱電投資、礦用機構、機電產品的自產銷售及煤炭綜合技術開發服務	有限公司	是
山西和順天池能源公司(「和順天池」)	山西晉中	人民幣9,000萬元	–	81.31	煤炭產品深加工	有限公司	是
山西天浩化工股份有限公司(「天浩化工」)	山西孝義	人民幣15,000萬元	–	99.85	甲醇、化工產品(除國家限制外)、煤炭的生產開發和銷售	有限公司	是

註1： 2007年5月，菏澤能化的股東對其進行增資，共計人民幣9億元。其中，公司增加投資人民幣8.74億。此次增資後，公司的投資比例從95.67%增加到96.67%，

註2： 2007年1月，公司和持有山西能化剩餘2%股權的兗礦魯南化肥廠簽訂協議，以14,966,200的價格收購其持有的2%的股權。自此，公司擁有山西能化100%的股權。

9. 貨幣資金

	合併期末數			合併期初數		
	外幣金額	折算率	人民幣元	外幣金額	折算率	人民幣元
現金						
人民幣	–	–	371,558	–	–	966,211
銀行存款						
人民幣	–	–	6,100,062,158	–	–	4,624,342,664
美元	97,587,227	7.6155	743,227,313	102,675,776	7.8087	801,764,334
歐元	3,286,136	10.2337	33,629,317	6,676,043	10.2665	68,539,592
澳元	30,912,572	6.4607	199,716,855	11,401,669	6.1599	70,233,141
港幣	108,077,376	0.9744	105,310,595	455,405,431	1.0047	457,545,836
英鎊	–	–	–	184,695	15.3232	2,830,125
其他貨幣資金						
人民幣	–	–	1,148,067	–	–	1,838,856
			7,183,465,863			6,028,060,759

10. 應收票據

	合併期末數 人民幣元	合併期初數 人民幣元
銀行承兑匯票	1,064,618,508	2,061,620,338

應收票據餘額中持有公司5%(含5%)以上股份的股東欠款情況見附註57四(d)。

11. 應收賬款

應收賬款賬齡分析如下：

	合併期末數				合併期初數			
	金額 人民幣元	比例(%)	壞賬準備 人民幣元	賬面價值 人民幣元	金額 人民幣元	比例(%)	壞賬準備 人民幣元	賬面價值 人民幣元
1年以內	155,214,585	86	6,560,300	148,654,285	220,214,701	90	6,512,361	213,702,340
1至2年	872,070	–	395,957	476,113	868,832	–	400,715	468,117
3年以上	24,490,807	14	24,490,807	–	24,533,988	10	24,533,988	–
合計	180,577,462	100	31,447,064	149,130,398	245,617,521	100	31,447,064	214,170,457

	公司期末數				公司期初數			
	金額 人民幣元	比例(%)	壞賬準備 人民幣元	賬面價值 人民幣元	金額 人民幣元	比例(%)	壞賬準備 人民幣元	賬面價值 人民幣元
1年以內	85,679,382	77	6,530,111	79,149,271	187,865,506	88	6,482,172	181,383,334
1至2年	872,070	1	395,957	476,113	868,832	–	400,715	468,117
3年以上	24,490,807	22	24,490,807	–	24,533,988	12	24,533,988	–
合計	111,042,259	100	31,416,875	79,625,384	213,268,326	100	31,416,875	181,851,451

11. 應收賬款 － 續

應收賬款按客戶類別披露如下：

	合併期末數				合併期初數			
類別	金額 人民幣元	比例(%)	壞賬準備 人民幣元	賬面價值 人民幣元	金額 人民幣元	比例(%)	壞賬準備 人民幣元	賬面價值 人民幣元
單項金額重大的款項	82,170,874	46	6,389,771	75,781,103	176,361,500	72	6,022,011	170,339,489
單項金額不重大但按信用風險特徵組合後風險較大的款項	25,362,877	14	24,886,764	476,113	25,402,820	10	24,934,704	468,116
其他不重大的款項	73,043,711	40	170,529	72,873,182	43,853,201	18	490,349	43,362,852
合計	180,577,462	100	31,447,064	149,130,398	245,617,521	100	31,447,064	214,170,457

	公司期末數				公司期初數			
類別	金額 人民幣元	比例(%)	壞賬準備 人民幣元	賬面價值 人民幣元	金額 人民幣元	比例(%)	壞賬準備 人民幣元	賬面價值 人民幣元
單項金額重大的款項	82,170,874	74	6,389,771	75,781,103	176,361,500	83	6,022,011	170,339,489
單項金額不重大但按信用風險特徵組合後風險較大的款項	25,362,877	23	24,886,764	476,113	25,402,820	12	24,934,704	468,116
其他不重大的款項	3,508,508	3	140,340	3,368,168	11,504,006	5	460,160	11,043,846
合計	111,042,259	100	31,416,875	79,625,384	213,268,326	100	31,416,875	181,851,451

11. 應收賬款 — 續

單項金額重大的款項為單項金額在人民幣8,000,000元以上的應收賬款。

單項金額不重大但組合風險較大的款項主要為單項金額不重大但賬齡在1年以上的應收賬款。

合併期末數中欠款金額前五名情況如下：

前五名欠款總額賬齡 人民幣元	賬齡	佔應收賬款總額比例 %
82,170,874	1年以內	45

公司期末數中欠款金額前五名情況如下：

前五名欠款總額 人民幣元	賬齡	佔應收賬款總額比例 %
82,170,874	1年以內	74

合併應收賬款餘額中持有公司5%(含5%)以上股份的股東欠款情況見附註57四(d)。

12. 預付賬款

賬齡	合併期末數		合併期初數	
	人民幣元	%	人民幣元	%
1年以內	**130,192,933**	**91**	101,141,006	87
1至2年	**12,409,080**	**9**	14,753,458	13
合計	**142,602,013**	**100**	115,894,464	100

合併期末數中欠款金額前五名情況如下：

前五名欠款總額	佔預付賬款總額比例
人民幣元	%
44,792,949	31

合併預付賬款餘額中持有公司5%（含5%）以上股份的股東欠款情況見附註57四(d)。

13. 其他應收款

其他應收款賬齡分析如下：

	合併期末數				合併期初數			
	金額	比例(%)	壞賬準備	賬面價值	金額	比例(%)	壞賬準備	賬面價值
	人民幣元		人民幣元	人民幣元	人民幣元		人民幣元	人民幣元
1年以內	**230,214,793**	**72**	**3,109,425**	**227,105,368**	135,977,544	60	6,387,178	129,590,366
1至2年	**41,905,857**	**13**	**1,840,876**	**40,064,981**	55,197,068	25	2,719,717	52,477,351
2至3年	**17,976,845**	**6**	**852,200**	**17,124,645**	9,444,907	4	1,447,336	7,997,571
3年以上	**28,636,258**	**9**	**26,847,458**	**1,788,800**	24,403,535	11	22,095,728	2,307,807
合計	**318,733,753**	**100**	**32,649,959**	**286,083,794**	225,023,054	100	32,649,959	192,373,095

13. 其他應收款 — 續

	公司期末數				公司期初數			
	金額 人民幣元	比例(%)	壞賬準備 人民幣元	賬面價值 人民幣元	金額 人民幣元	比例(%)	壞賬準備 人民幣元	賬面價值 人民幣元
1年以內	520,200,464	56	3,109,425	517,091,039	263,248,768	43	16,273,597	246,975,171
1至2年	361,015,225	39	1,840,876	359,174,349	309,386,419	51	2,719,717	306,666,702
2至3年	17,976,845	2	852,200	17,124,645	9,444,907	2	1,447,336	7,997,571
3年以上	28,636,258	3	26,847,458	1,788,800	24,111,440	4	22,095,728	2,015,712
合計	927,828,792	100	32,649,959	895,178,833	606,191,534	100	42,536,378	563,655,156

合併期末數中欠款金額前五名情況如下：

前五名欠款總額 人民幣元	佔其他應收款總額比例 %
141,817,968	45

公司期末數中欠款金額前五名情況如下：

前五名欠款總額 人民幣元	佔其他應收款總額比例 %
141,817,968	15

應收賬款餘額中持有公司5%(含5%)以上股份的股東欠款情況見附註57四(d)。

14. 存貨及存貨跌價準備

	合併期末數			合併期初數		
	金額 人民幣元	跌價準備 人民幣元	賬面價值 人民幣元	金額 人民幣元	跌價準備 人民幣元	賬面價值 人民幣元
原材料	221,958,815	—	221,958,815	265,122,102	—	265,122,102
產成品	468,546,358	—	468,546,358	314,438,645	—	314,438,645
	690,505,173	—	690,505,173	579,560,747	—	579,560,747

15. 委托貸款

	合併期末數			合併期初數		
	金額	**減值準備**	**賬面價值**	金額	減值準備	賬面價值
山東信佳實業有限公司（「山東信佳」）（註1）	**640,000,000**	**–**	**640,000,000**	640,000,000	–	640,000,000
減：1年以內到期的委托貸款	**640,000,000**	**–**	**640,000,000**	640,000,000	–	640,000,000
1年後到期的委托貸款	**–**	**–**	**–**	–	–	–

	公司期末數			公司期初數		
	金額	**減值準備**	**賬面價值**	金額	減值準備	賬面價值
山東信佳（註1）	**640,000,000**	**–**	**640,000,000**	640,000,000	–	640,000,000
兗煤澳洲（註2）	**685,395,000**	**–**	**685,395,000**	702,783,000	–	702,783,000
榆林能化（註2）	**700,000,000**	**–**	**700,000,000**	500,000,000	–	500,000,000
荷澤能化	**–**	**–**	**–**	213,000,000	–	213,000,000
合計	**2,025,395,000**	**–**	**2,025,395,000**	2,055,783,000	–	2,055,783,000
減：1年以內到期的委托貸款	**777,079,000**	**–**	**777,079,000**	923,278,300	–	923,278,300
包括：						
－山東信佳	**640,000,000**	**–**	**640,000,000**	640,000,000	–	640,000,000
－兗煤澳洲	**137,079,000**	**–**	**137,079,000**	70,278,300	–	70,278,300
－菏澤能化	**–**	**–**	**–**	213,000,000	–	213,000,000
1年以後到期的委托貸款	**1,248,316,000**	**–**	**1,248,316,000**	1,132,504,700	–	1,132,504,700
包括：						
－兗煤澳洲	**548,316,000**	**–**	**548,316,000**	632,054,700	–	632,504,700
－榆林能化	**700,000,000**	**–**	**700,000,000**	500,000,000	–	500,000,000

15. 委托貸款－續

註1： 系公司委托中國銀行濟寧分行向山東信佳提供的人民幣640,000,000元的貸款，貸款年利率為7%，貸款期限一個月，聯大集團有限公司(「聯大集團」)以其持有的華夏銀行1.7億股法人股及其在西安國際高爾夫俱樂部有限公司的66.7%的股權為山東信佳借款提供質押。

上述委托貸款已於2005年1月19日到期。山東信佳未能償還公司本金及利息。由於聯大集團對該項委托貸款本息承擔連帶責任，山東省高級人民法院於2005年3月28日依法拍賣已凍結的聯大集團所持有的華夏銀行2.89億股股權。2005年9月6日，上述股權被依法成功拍賣，成交價格為3.5元／股，成交總價款為人民幣10.115億元。在拍賣成交之後，競買人開始向中國銀行業監督管理委員會(「銀監會」)申請辦理其投資國內商業銀行的資格審查手續，但競買人的參股身份一直未獲銀監會批准，該股權一直凍結未過戶。

2006年12月4日，山東潤華集團股份有限公司(「潤華集團」)在其起訴聯大集團和華夏銀行股權糾紛一案中勝訴，最高人民法院二審終審判決要求聯大集團和華夏銀行將聯大集團持有的2.4億股股份及相關權益變更到潤華集團名下，聯大集團所擁有的華夏銀行股權將僅餘4900萬股。但是由於涉及國有資產轉讓手續上的障礙，該2.4億股股權無法過戶給潤華集團。公司目前正通過行政主管機關積極尋求途徑保全國有資產，山東省人民政府和國務院國有資產監督管理委員會、山東省國有資產監督管理委員會已經分別向最高人民法院發函請求支持執行公司與聯大集團委托貸款案。鑒於目前的情況，公司認為能夠收回所有貸款本金、利息及罰息。故本期間公司未對該項逾期的委托貸款計提減值準備。

註2： 系公司委托中國銀行濟寧分行向子公司兗煤澳州及榆林能化提供的貸款。其中，向兗煤澳州發放的委托貸款年利率為6.31%到6.96%，將在2007年9月至2012年6月期間逐步到期。向榆林能化發放的委托貸款年利率為6.57%，將於2010年5月到期。

16. 其他流動資產

項目	合併期末數 人民幣元	合併期初數 人民幣元
預付土地塌陷費(1)	**213,098,746**	212,912,430
港轉煤運費(2)	**17,681,641**	27,286,945
	230,780,387	240,199,375

16. 其他流動資產－續

(1) 公司採礦會引起地下採礦場上土地的塌陷。通常情況，公司可於開採地下礦場前將居住於礦上土地的居民遷離該處，並於開採地下礦場後就土地塌陷造成的損失向居民作出賠償。

管理層按歷史經驗對未來可能產生的費用作出其最佳的估計並作出預提，於實際支付時沖減預提。鑒於公司支付搬遷費用於居住於礦上土地的居民早於實際開採，故將由於當年支付數大於當年預提數而形成的與未來開採有關的預付土地塌陷費作為一項流動資產列報。

(2) 系公司已支付的目前堆放於港口且尚未銷售的煤炭從礦區至港口之間的運輸費用。

17. 可供出售金融資產

類別	合併期末 公允價值 人民幣元	合併期初 公允價值 人民幣元
可供出售股票		
－上海申能股份有限公司(「申能股份」)	**103,110,844**	53,900,039

公司作為申能股份「原募集法人股股東」擁有申能股份22,323,900股有限售流通股，購入價每股人民幣2.70元。根據申能股份於2005年7月11日進行的股權分置公告及《申能股份有限公司股權結構變動的公告》，公司所持有的限售流通股在2006年8月17日開始可以流通。2007年6月30日該股票市值每股人民幣13.99元。公司同時承諾，從獲得流通權開始的12個月內，出售數量佔其現有股份總數的比例不超過1/3，24個月內不超過2/3。

上述公允價值系根據公司所擁有的申能股份股票的1/3，即於2007年6月30日可以流通部分，以及2007年6月29日申能股份在上海證券交易所的收盤價格確定。

18. 長期股權投資

合併數		期末數 人民幣元	期初數 人民幣元
成本法核算股權投資	(1)	**42,242,003**	42,242,003
減：減值準備		**–**	–
長期股權投資淨額		**42,242,003**	42,242,003

公司數		期末數 人民幣元	期初數 人民幣元
對子公司投資	(2)	**2,776,152,655**	1,885,186,455
其他成本法核算股權投資	(1)	**42,242,003**	42,242,003
合計		**2,818,394,658**	1,927,428,458
減：減值準備		**–**	–
長期股權投資淨額		**2,818,394,658**	1,927,428,458

(1) 其他成本法核算股權投資

被投資公司名稱	投資期限	佔被投資單位註冊資本比例 %	期末及期初數 人民幣元
江蘇連雲港港口股份有限公司(註1)	無期限	0.26	1,760,419
上海申能股份有限公司(註2)	無期限	0.77	40,481,584
			42,242,003

註1： 公司作為連雲港港口股份有限公司(「連雲港股份」)的股東擁有連雲港股份1,150,000股發行人股份，收購價格每股人民幣1.53元。連雲港股份的股票於2007年4月30日在上海證券交易所上市。公司聯合其他股東承諾：自連雲港股份股票上市之日起一年內，不轉讓或者委托他人管理其持有的發行人股份，也不由發行人回購其持有的股份。故上述投資在2007年6月30日，尚不得出售。

註2： 公司作為申能股份「原募集法人股股東」擁有申能股份22,323,900股有限售流通股，購入價每股人民幣2.70元。根據申能股份於2005年7月11日進行的股權分置公告及《申能股份有限公司股權結構變動的公告》，公司所持有的限售流通股在2006年8月17日開始可以流通。2007年6月30日該股票市值每股人民幣13.99元。公司同時承諾，從獲得流通權開始的12個月內，出售數量佔其現有股份總數的比例不超過1／3，24個月內不超過2／3。上述投資系於2007年6月30日，尚不能出售的2／3股份。

18. 長期股權投資－續

(2) 對子公司投資的詳細情況如下

被投資公司名稱	期初餘額 人民幣元	本期增加額 人民幣元	**期末餘額** **人民幣元**
青島中兗	4,807,864	－	**4,807,864**
兗煤航運	17,857,519	－	**17,857,519**
菏澤能化	574,000,000	876,000,000	**1,450,000,000**
榆林能化	776,000,000	－	**776,000,000**
山西能化	512,521,072	14,966,200	**527,487,272**
	1,885,186,455	890,966,200	**2,776,152,655**

19. 固定資產及累計折舊

	合併							
	土地(註) 人民幣元	房屋建築物 人民幣元	礦井建築物 人民幣元	地面建築物 人民幣元	碼頭建築物 人民幣元	機器設備 人民幣元	運輸設備 人民幣元	合計 人民幣元
原值								
期初餘額	55,254,302	2,456,418,212	4,021,873,364	884,696,922	250,348,889	9,155,750,332	368,383,834	17,192,725,855
本期購置	－	2,113,426	－	－	－	43,138,643	1,346,765	46,598,834
折算匯率影響	2,698,176	441,929	－	－	－	49,003,263	26,891	52,170,259
本期在建工程轉入	－	15,089,238	－	－	－	79,470,979	2,660,000	97,220,217
本期減少額	－	－	－	－	－	(6,712,493)	(1,519,086)	(8,231,579)
期末餘額	57,952,478	2,474,062,805	4,021,873,364	884,696,922	250,348,889	9,320,650,724	370,898,404	17,380,483,586
累計折舊								
期初餘額	－	1,246,663,229	1,688,012,427	419,575,119	18,205,720	4,787,386,325	237,692,555	8,397,535,375
本期計提額	－	63,704,681	44,461,913	26,904,063	3,035,480	408,853,955	18,257,465	565,217,557
本期減少額	－	－	－	－	－	(4,136,009)	(361,580)	(4,497,589)
期末餘額	－	1,310,367,910	1,732,474,340	446,479,182	21,241,200	5,192,104,271	255,588,440	8,958,255,343
淨值								
期初餘額	55,254,302	1,209,754,983	2,333,860,937	465,121,803	232,143,169	4,368,364,007	130,691,279	8,795,190,480
期末餘額	57,952,478	1,163,694,895	2,289,399,024	438,217,740	229,107,689	4,128,546,453	115,309,964	8,422,228,243
其中： 已提足折舊的 固定資產 賬面價值	－	1,908,780	－	832,529	－	29,950,319	1,948,088	34,639,716

註：該項目為澳思達擁有澳大利亞南田煤礦的土地，澳思達擁有其所有權可永久使用。

20. 在建工程

項目名稱	合併 期初餘額 人民幣元	本期增加額 人民幣元	本期完工 轉入固定資產 人民幣元	期末餘額 人民幣元	預算數 人民幣元	工程投入 佔預算比例 %	資金來源
待安裝設備	667,753,191	73,732,799	(16,775,186)	724,710,804	1,179,910,000	61	自籌資金
土建工程	1,302,648,855	332,999,746	(79,573,422)	1,556,075,179	2,107,760,000	74	自籌資金
其他	227,119,439	32,188,610	(871,609)	258,436,440	500,640,000	52	自籌資金
合計	2,197,521,485	438,921,155	(97,220,217)	2,539,222,423	3,788,310,000		

本期無資本化的借款費用。

21. 工程物資

類別	合併期末數 人民幣元	合併期初數 人民幣元
工程用材料	**682,260,785**	525,897,325

22. 無形資產

	土地使用權	濟三礦土地使用權	濟三礦採礦權	運輸處土地使用權	南田煤礦採礦權	和順天池土地使用權	合計
	人民幣元	人民幣元	人民幣元	人民幣元	人民幣元	人民幣元	人民幣元
原值							
期初數	310,242,143	88,928,996	132,478,800	259,378,500	56,277,886	11,378,132	858,684,457
本期增加	–	–	–	2,030,154	4,690,468	–	6,720,622
期末數	310,242,143	88,928,996	132,478,800	261,408,654	60,968,354	11,378,132	865,405,079
累計攤銷							
期初數	55,171,419	10,671,480	39,743,734	25,937,850	5,051,432	349,003	136,924,917
本期計提額	3,126,027	889,290	3,311,970	2,593,785	1,742,677	34,303	11,698,052
折算匯率影響	–	–	–	–	(2,501,488)	–	(2,501,488)
期末數	58,297,446	11,560,769	43,055,704	28,531,635	4,292,621	383,306	146,121,481
淨額							
期初數	255,070,724	78,257,516	92,735,066	233,440,650	51,226,455	11,029,129	721,759,540
期末數	251,944,697	77,368,227	89,423,096	232,877,019	56,675,733	10,994,826	719,283,598
剩餘攤銷年限	40年5個月	43年6個月	13年6個月	44年6個月	18年6個月	45年5個月	

公司原有的土地使用權由兗礦集團投入，濟三礦及鐵路運輸資產(「運輸處」)的土地使用權及濟三礦採礦權均為從兗礦集團按評估價購入。於2007年6月30日，公司尚未完成運輸處土地使用權的過戶變更手續。

22. 無形資產 – 續

其中，公司原有的土地使用權由中國地產咨詢評估中心[97]中地資[總]字第032號，採用成本逼近法和基準地價係數修正法進行評估；濟三礦的土地使用權由山東省地產估價事務所魯地價[2000]第7號，採用成本逼近法和基準地價係數修正法進行評估；濟三礦的採礦權由北京海地人資源咨詢有限責任公司海地人評報字[2000]第11號總第24號採用貼現現金流量法進行評估；運輸處的土地使用權由山東正源和信有限責任會計師事務所[2001]魯正會評報字第10041號採用重置成本法進行評估。

南田煤礦採礦權系子公司澳思達從Southland Coal Pty Limited按市場價格購入。

和順天池的土地使用權為子公司和順天池向當地政府繳納的土地出讓金。

23. 商譽

	年初數 人民幣元	本年增加數 人民幣元	**年末數** **人民幣元**
收購兗煤航運（註1）	7,813,059	–	**7,813,059**
收購山西能化剩餘2%的股權（註2）	–	4,506,586	**4,506,586**
合計	7,813,059	4,506,586	**12,319,645**
減：減值準備	–	–	–
淨額	7,813,059	4,506,586	**12,319,645**

註1： 公司於2003年末收購了兗煤航運92%的股權。公司出資大於收購日兗煤航運可辨認淨資產公允價值份額的差額人民幣11,162,512元確認為商譽並按直線法從2004年起分10年攤銷。如附註6所述，公司從2007年1月1日起執行新會計準則，上述商譽為非同一控制下企業合併所形成，根據《企業會計準則第38號-首次執行企業會計準則》，此商譽以在2007年1月1日的攤餘價值作為認定成本，不再進行攤銷。

註2： 2007年1月，公司從其子公司山西能化少數股東處收購了剩餘的2%股權，收購價格為人民幣14,966,200元，於收購日收購價格與按2%計算確定應享有山西能化可辨認淨資產公允價值份額之間的差額人民幣4,506,586在合併資產負債表中確認為商譽。

24. 長期待攤費用

種類	合併期末數 人民幣元	合併期初數 人民幣元
菏澤能化開辦費(註1)	–	44,293,413
天浩化工開辦費(註1)	–	23,253,300
榆林能化開辦費(註1)	–	28,730,865
和順天池礦產資源補償費(註2)	**23,446,656**	25,067,328
合計	**23,446,656**	121,344,906

註1： 如附註6.2所述，在執行新會計準則之後，開辦費採用未來適用法調整。期初開辦費餘額於本期計入損益。

註2： 根據《山西省煤炭資源整合和有償使用辦法》要求，和順天池須按原煤開採量每噸2.7元向國家資源部門繳納礦產資源補償費。和順天池已預付了相當於1000萬噸原煤開採量的礦產資源補償費，並根據實際開採量攤銷入成本。

25. 其他非流動資產

合併及公司數為預付的榆林榆樹灣煤礦的投資款人民幣97,425,900元。根據公司與另外兩個投資方簽署的相關協議，三方擬在陝西省榆林市合資成立榆林榆樹灣煤礦有限公司。截至2007年6月30日，成立該公司的相關手續尚在辦理之中。

26. 資產減值準備

合併數

	期初數 人民幣元	本期計提 人民幣元	本期減少額 本期轉回數 人民幣元	本期減少額 本期核銷數 人民幣元	期末數 人民幣元
壞賬準備：					
其中：應收賬款	31,447,064	–	–	–	**31,447,064**
其他應收款	32,649,959	–	–	–	**32,649,959**
合計	64,097,023	–	–	–	**64,097,023**

26. 資產減值準備 – 續

公司數

	期初數	本期計提數	本期減少額		期末數
			本期轉回數	本期核銷數	
	人民幣元	人民幣元	人民幣元	人民幣元	**人民幣元**
壞賬準備：					
其中：應收賬款	31,416,875	–	–	–	**31,416,875**
其他應收款	42,536,378	–	(9,886,419)	–	**32,649,959**
合計	73,953,253	–	(9,886,419)	–	**64,066,834**

27. 應付票據

	合併期末數 人民幣元	合併期初數 人民幣元
商業承兑匯票	**89,347,166**	137,843,036
銀行承兑匯票	–	31,102,018
	89,347,166	168,945,054

28. 應付賬款

合併應付賬款餘額中欠持有公司5%(含5%)以上股份的股東款項情況見附註57四(d)。

29. 預收賬款

合併預收賬款餘額中欠持有公司5%(含5%)以上股份的股東款項情況見附註57四(d)。

30. 應付職工薪酬

	期初數 人民幣元	本期計提 人民幣元	本期支付 人民幣元	**期末數** **人民幣元**
工資、獎金、津貼和補貼	181,365,575	1,024,250,547	(988,220,206)	**217,395,916**
職工福利費	3,541,655	91,221,677	(89,518,606)	**5,244,726**
社會保險費				
其中：醫療保險	2,309,939	34,873,211	(33,690,034)	**3,493,116**
待業保險	832,784	17,436,411	(16,232,457)	**2,036,738**
生育保險	427,621	8,711,483	(7,901,650)	**1,237,454**
工傷保險	1,315,361	17,673,901	(7,283,866)	**11,705,396**
住房公積金	757,425	31,202,046	(30,428,937)	**1,530,534**
工會經費	7,663,870	15,300,797	(14,453,684)	**8,510,983**
職工教育經費	12,002,550	14,655,916	(13,690,289)	**12,968,177**
合計	210,216,780	1,255,325,989	(1,201,419,729)	**264,123,040**

31. 應交稅費

	合併期末數 **人民幣元**	合併期初數 人民幣元
所得稅	**79,268,260**	150,333,137
增值稅	**114,523,797**	134,232,491
城市維護建設稅	**(13,936,990)**	24,252,668
資源稅	**(15,449,312)**	22,909,986
其他	**5,681,755**	24,324,070
	170,087,510	356,052,352

32. 應付股利

	期末數 人民幣元	期初數 人民幣元
A股股東	592,000,000	–
H股股東	391,680,000	–
	983,680,000	–

33. 其他應付款

合併其他應付款餘額中欠持有公司5%(含5%)以上股份的股東款項情況見附註57四(d)。

34. 其他流動負債

	合併期末數 人民幣元	合併期初數 人民幣元
維簡費	98,813,112	–

本期公司由於按現行國家有關規定按開採原煤量每噸人民幣6元計提的維簡費尚未用於煤炭生產設備支出和煤礦井巷建築設施更新支出。故餘額未轉至資本公積。

35. 長期借款

借款單位	合併期末數 人民幣元	合併期初數 人民幣元	借款期限	年利率	借款條件
中國民生銀行	**160,000,000**	160,000,000	2005年12月28日至2009年12月22日	起始利率5.85%，隨中國人民銀行調整基準利率而自動調整	由兗礦集團擔保
國家開發銀行	**220,000,000**	220,000,000	2006年3月15日至2018年2月19日	每年12月31日以中國人民銀行同期基准利率為準調整	由兗礦集團擔保
減：一年內到期的長期借款	**61,000,000**	50,000,000			
一年後到期的長期借款	**319,000,000**	330,000,000			
	380,000,000	380,000,000			

36. 長期應付款

	合併期末數 人民幣元	合併期初數 人民幣元
應付濟三礦採礦權價款（註1）	**52,991,760**	52,991,760
改革專項發展基金（註2）	**529,716,435**	447,372,175
安全生產費用（註3）	**153,892,592**	22,345,810
山西煤礦安全生產費用（註4）	**16,865,721**	7,861,986
	753,466,508	530,571,731
減：一年內到期長期應付款	**184,006,113**	43,455,596
一年後到期長期應付款	**569,460,395**	487,116,135
	753,466,508	530,571,731

註1： 該款項為應付兗礦集團濟三礦採礦權價款的剩餘款項，詳見附註57(四)(a)。

註2： 根據山東省財政廳、山東省人民政府國有資產監督管理委員會和山東省煤炭工業局的聯合規定，自2004年7月1日起按開採原煤量每噸人民幣5元計提改革專項發展基金以用於礦井建設等相關的支出。

註3： 根據國家的相關規定，自2004年5月21日起公司按開採原煤量每噸人民幣8元計提安全生產費用以用於煤礦安全生產直接相關的支出。公司預計在2007年末前會全額支用上述年末餘額。

註4： 根據山西省煤炭工業局依照國家相關規定下發的《煤炭生產安全費用提取使用的管理辦法》，和順天池按開採原煤量每噸15元計提安全生產費用用於煤礦安全生產直接相關的支出。公司預計在2007年末前會全額支用上述年末餘額。

37. 遞延所得稅負債

暫性差異項目	應納稅暫時性差異		遞延所得稅負債		
	期初數 人民幣元	期末數 人民幣元	期初數 人民幣元	本期變動 人民幣元	期末數 人民幣元
可供出售金融資產公允價值調整	33,961,349	**83,172,154**	11,207,245	16,239,566	**27,446,811**

至本期末公司有稅務虧損人民幣615百萬元可用於抵扣未來應納稅所得額。這些虧損均產生於子公司。由於子公司未來盈利能力的不確定性，公司沒有確認與此等稅務虧損相關的遞延所得稅資產。

38. 股本

2007年1月1日至2007年6月30日股份變動情況如下：

	期初及期末數(股)
一、有限售條件的流通股份	
發起人股份	2,600,000,000
有限售條件的流通股份合計	2,600,000,000
二、已上市流通股份	
1.人民幣普通股	360,000,000
2.境外上市外資股	1,958,400,000
上市流通股份合計	4,918,400,000
三、股份總數	4,918,400,000

38. 股本 — 續

2006年1月1日至2006年12月31日股份變動情況如下：

	期初數(股)	本次變動增減(股)股權分置	期末數(股)
一、未上市流通股份			
發起人股份	2,672,000,000	(2,672,000,000)	–
未上市流通股份合計	2,672,000,000	(2,672,000,000)	–
二、有限售條件的流通股份			
發起人股份	–	2,600,000,000	2,600,000,000
有限售條件的流通股份合計	–	2,600,000,000	2,600,000,000
三、已上市流通股份			
1. 人民幣普通股	288,000,000	72,000,000	360,000,000
2. 境外上市外資股	1,958,400,000	–	1,958,400,000
已上市流通股份合計	2,246,400,000	72,000,000	2,318,400,000
四、股份總數	4,918,400,000	–	4,918,400,000

公司股權分置改革於2006年4月3日業已實施完畢。有限售條件股份的增加系股權分置方案實施後首個交易日，公司唯一非流通股股東兗礦集團所持有的非流通股股份即獲得上市流通權。對於該部分股份兗礦集團承諾在股權分置方案實施起的48個月內不上市交易。

上述投入的股本均已經德勤華永會計師事務所有限公司(原名滬江德勤會計師事務所)德師報(驗)字第588號、德師報(驗)字98第439號、德師報(驗)字(01)第006號、德師報(驗)字(01)第040號和德師報(驗)字(04)第037號和德師報(驗)字(05)第0031號驗證。

上述股份每股面值為人民幣1元。

39. 資本公積

2007年1月1日至2007年6月30日資本公積變動情況如下：

	合併			
	期初餘額 人民幣元	本期增加數 人民幣元	本期減少數 人民幣元	期末餘額 人民幣元
股本溢價	2,913,072,688	–	–	2,913,072,688
維簡費轉入(註)	1,821,226,548	2,928,375	–	1,824,154,923
可供出售金融資產公允價值 變動產生的利得或損失	22,754,104	32,971,239	–	55,725,343
其他	–	243,930	–	243,930
合計	4,757,053,340	36,143,544	–	4,793,196,884

2006年1月1日至2006年12月31日資本公積變動情況如下：

	合併			
	期初餘額 人民幣元	本期增加數 人民幣元	本期減少數 人民幣元	期末餘額 人民幣元
股本溢價	3,127,726,538	–	(214,653,850)	2,913,072,688
維簡費轉入(註)	1,607,746,553	213,479,995	–	1,821,226,548
可供出售金融資產公允價值 變動產生的利得和損失	–	22,754,104	–	22,754,104
合計	4,735,473,091	236,234,099	(214,653,850)	4,757,053,340

註： 維簡費用於煤炭生產設備支出和煤礦井巷建築設施更新支出，並在相關建築設施支出發生時，從其他流動負債相應結轉至資本公積。

40. 盈餘公積

2007年1月1日至2007年6月30日盈餘公積變動情況如下：

	合併 法定盈餘公積金 人民幣元
期初及期末餘額	**1,709,766,066**

2006年1月1日至2006年12月31日盈餘公積變動情況如下：

	合併		
	法定盈餘公積金 人民幣元	法定公益金 人民幣元	合計 人民幣元
期初餘額	1,022,806,038	509,649,665	1,532,455,703
本期增加數	177,310,363	—	177,310,363
本期轉入(出)數	509,649,665	(509,649,665)	—
期末餘額	1,709,766,066	—	1,709,766,066

法定公積金可用於彌補公司的虧損，擴大公司生產經營或轉增公司資本。

根據中華人民共和國財政部2006年3月15日頒發的財企[2006]67號文《關於<公司法>施行後有關企業財務處理問題的通知》，公司於2006年停止計提法定公益金。對於2005年12月31日的法定公益金結餘，轉作盈餘公積金管理使用。

41. 未分配利潤

		合併本期 人民幣元	合併上年 人民幣元
期初未分配利潤(調整後，詳見附註6)		**6,381,830,403**	5,876,956,924
加：本期淨利潤		**1,108,918,499**	1,764,231,842
減：提取法定盈餘公積	(1)	–	177,310,363
可供股東分配的利潤		**7,490,748,902**	7,463,878,403
減：應付股利－股東大會已批准的上年／期現金股利	(2)	**983,680,000**	1,082,048,000
期末未分配利潤		**6,507,068,902**	6,381,830,403
其中：資產負債表日後決議分配的現金股利	(2)	–	983,680,000

(1) 提取法定盈餘公積

根據公司章程規定，法定盈餘公積金按淨利潤之10%提取。公司法定盈餘公積金累計額為公司註冊資本百分之五十以上的，可不再提取。

(2) 本年度股東大會已批准的現金股利

根據公司2007年4月20日董事會提議，2006年度按已發行之股份4,918,400,000股(每股面值1元)計算，以每十股向全體股東派發現金股利人民幣1.2元和現金特別股利人民幣0.8元，合計每十股派發現金股利人民幣2.0元。上述提議於2007年6月15日經公司股東大會批准。

42. 營業收入

合併數

	本期累計數 **人民幣元**	上期累計數 人民幣元
主營業務		
煤炭產品國內銷售收入	**5,986,963,419**	4,739,805,484
煤炭產品出口銷售收入	**1,079,248,963**	1,672,245,859
鐵路運輸服務收入	**94,381,231**	74,100,899
	7,160,593,613	6,486,152,242
其他業務		
材料銷售	**431,028,758**	474,801,396
外購煤銷售	**152,576,028**	42,664,442
其他	**34,011,855**	28,085,778
	617,616,641	545,551,616
合計	**7,778,210,254**	7,031,703,858

42. 營業收入 － 續

公司數

	本期累計數 **人民幣元**	上期累計數 人民幣元
主營業務		
煤炭產品國內銷售收入	**5,872,533,751**	4,739,805,484
煤炭產品出口銷售收入	**588,102,994**	1,672,245,859
鐵路運輸服務收入	**94,381,231**	74,100,899
	6,555,017,976	6,486,152,242
其他業務		
材料銷售	**431,028,758**	474,801,396
外購煤銷售	**152,576,028**	42,664,442
其他	**24,035,809**	23,217,813
	607,640,595	540,683,651
合計	**7,162,658,571**	7,026,835,893

前五名客戶銷售收入總額為人民幣1,752,200,241元，佔全部營業收入比例為23%。

公司分別通過中國中煤能源集團有限公司及五礦貿易有限責任公司進行出口銷售。公司目前尚無直接出口權，必須通過進出口公司進行出口銷售，並由公司分別與上述進出口公司共同決定出口銷售的最終客戶。因此上述前五名客戶銷售收入總額中未包括上述三家進出口公司的銷售額。

43. 營業成本

合併數

	本期累計數 **人民幣元**	上期累計數 人民幣元
主營業務		
煤炭產品銷售成本(註)	**3,559,056,014**	2,898,982,011
鐵路運輸服務成本	**89,976,013**	41,491,630
	3,649,032,027	2,940,473,641
其他業務		
材料銷售	**436,926,799**	450,699,066
外購煤銷售	**145,124,851**	42,157,658
其他	**18,763,621**	11,411,030
	600,815,271	504,267,754
合計	**4,249,847,298**	3,444,741,395

註： 煤炭產品銷售成本列示如下：

	合併本期累計數 **人民幣元**	合併上期累計數 人民幣元
材料	**553,224,305**	582,757,785
工資及勞動保險	**1,007,656,109**	543,170,988
職工福利費	**88,462,822**	76,043,938
電力	**197,304,755**	162,131,930
折舊費	**425,320,281**	376,004,244
土地塌陷費	**419,471,378**	209,264,082
維修費	**200,896,189**	154,639,160
安全生產費用	**140,550,517**	141,952,048
改革專項發展基金	**82,344,260**	88,720,030
出口煤炭進項稅轉出	**21,350,667**	83,612,293
運輸費用	**51,376,976**	50,272,615
其他	**268,683,149**	323,948,862
小計	**3,456,641,408**	2,792,517,975
維簡費	**102,414,606**	106,464,036
合計	**3,559,056,014**	2,898,982,011

43. 營業成本 — 續

公司數

	本期累計數 人民幣元	上期累計數 人民幣元
主營業務		
煤炭產品銷售成本	**3,157,624,574**	2,900,506,878
鐵路運輸服務成本	**89,976,013**	41,491,630
	3,247,600,587	2,941,998,508
其他業務		
材料銷售	**436,926,799**	450,699,065
外購煤銷售	**145,124,851**	42,157,658
其他	**10,353,008**	11,411,032
	592,404,658	504,267,755
合計	**3,840,005,245**	3,446,266,263

44. 營業稅金及附加

	合併本期累計數 人民幣元	合併上期累計數 人民幣元
營業稅	**3,619,649**	2,005,990
城市維護建設稅	**49,733,677**	46,627,104
教育費附加	**27,533,175**	26,662,824
資源稅	**61,030,148**	62,824,442
	141,916,649	138,120,360

45. 銷售費用

	合併本期累計數 人民幣元	合併上期累計數 人民幣元
煤炭產品國內銷售運費	**132,270,581**	182,705,320
煤炭產品出口銷售運費	**237,576,683**	303,375,568
其他	**31,915,599**	33,766,805
	401,762,863	519,847,693

46. 財務費用

	合併本期累計數 人民幣元	合併上期累計數 人民幣元
利息支出	**13,600,088**	6,188,000
減：利息收入	**48,557,046**	54,884,200
匯兑損失(減：收益)	**(35,107,087)**	20,300,604
其他	**(293,138)**	5,807,495
	(70,357,183)	(22,588,101)

47. 投資收益

合併數	本期累計數 人民幣元	上期累計數 人民幣元
長期股權投資收益		
一 股權投資差額攤銷	**–**	(558,076)
合計	**–**	(558,076)

47. 投資收益 － 續

公司數	本期累計數 人民幣元	上期累計數 人民幣元
委托貸款利息收入	**45,784,600**	9,658,915
長期股權投資收益		
一 長期股權投資差額攤銷	**–**	(558,076)
一 按權益法確認收益	**–**	(8,854,068)
合計	**45,784,600**	246,771

48. 所得稅

	合併本期累計數 人民幣元	合併上期累計數 人民幣元
公司本期應計所得稅(1)/(2)	**803,048,595**	684,846,730
公司上期多繳所得稅	**(21,922,410)**	–
子公司本期應計所得稅	**977,469**	214,177
	782,103,654	685,060,907

(1) 公司本期應計所得稅系按有關稅法規定對本期稅前會計利潤作相應調整後得出的應納所得額的33%計算。

(2) 由於相關行政主管單位從未單獨核定過公司的工效工資總額，公司管理層認為，公司作為兗礦集團的控股子公司，應適用兗礦集團的工效工資計算方式，並以此計算可稅前列支的工資限額。因此本年度未就該項目進行所得稅納稅調整。

49. 扣除非經常性損益後的淨利潤

	合併本期累計數 人民幣元	合併上期累計數 人民幣元
淨利潤	**1,108,918,499**	1,358,690,008
加／減：非經常性損益項目		
一處置固定資產產生的損益	**(1,655,115)**	(249,263)
一其他應扣除的營業外支出	**30,856,936**	1,894,924
一其他應扣除的營業外收入	**(2,301,313)**	(3,686,030)
非經常性損益的所得稅影響數	**363,892**	1,072,866
扣除非經常性損益後的淨利潤	**1,136,182,899**	1,357,722,505

50. 每股收益

每股收益系根據截至2007年6月30日及2006年6月30日，兩個6個月期間的淨利潤人民幣1,108,918,499元及1,358,690,009元與該期間的加權平均普通股股份4,918,400,000股和4,918,400,000股相應計算得出。

51. 現金及現金等價物

合併數	期末數 人民幣元	期初數 人民幣元
銀行存款及現金餘額(附註9)	**7,183,465,863**	6,028,060,759
減：銀行保證金(註1)	**61,332,458**	117,585,327
現金餘額	**7,122,133,405**	5,910,475,432

註1： 為資產負債表日應澳大利亞政府要求存於銀行用於將來支付塌陷費用的保證金及用於開具信用證及銀行承兑匯票的保證金。

公司數	期末數 人民幣元	期初數 人民幣元
銀行存款及現金餘額	**6,784,885,493**	5,615,399,136
減：銀行保證金(註2)	**10,295,672**	15,503,032
現金餘額	**6,774,589,821**	5,599,896,104

註2： 為資產負債表日存於銀行用於開具信用證的保證金。

52. 現金流量補充資料

單位：人民幣元

	合併		公司	
	本期累計數	上期累計數	本期累計數	上期累計數
將淨利潤調節為經營活動的現金流量				
淨利潤	**1,104,672,280**	1,358,931,313	**1,303,302,841**	1,358,690,008
加：計提(轉回)的資產減值準備	**–**	–	**(9,886,419)**	–
固定資產折舊	**565,217,557**	507,492,918	**505,517,693**	494,971,057
維簡費的計提	**102,414,606**	106,464,036	**98,813,112**	106,464,036
安全生產費的計提	**140,550,517**	141,952,048	**131,546,782**	141,952,048
改革專項發展基金的計提	**82,344,260**	88,720,030	**82,344,260**	88,720,030
無形資產攤銷	**11,698,052**	9,907,024	**7,890,918**	9,907,024
長期待攤費用的減少(減增加)	**97,898,250**	(185,775,699)	**–**	–
其他流動資產減少(減增加)	**9,418,988**	–	**9,168,994**	–
待攤費用的減少(減增加)	**–**	27,750,061	**–**	28,036,877
處置固定資產、無形資產及其他長期資產的損失(減收益)	**(1,655,115)**	(249,263)	**(1,655,115)**	(249,263)
財務費用	**13,600,088**	6,188,000	**64,029,866**	6,188,000
投資損失(減收益)	**–**	558,076	**(45,784,600)**	(246,771)
存貨的減少(減增加)	**(110,944,426)**	(42,323,456)	**(106,091,601)**	(41,439,401)
經營性應收項目的減少(減增加)	**941,623,641**	(968,064,477)	**710,337,849**	(1,218,949,603)
經營性應付項目的增加(減減少)	**(921,260,207)**	(661,166,806)	**(525,056,964)**	(693,122,730)
經營活動產生的現金流量淨額	**2,035,578,491**	390,383,805	**2,224,477,616**	280,921,312
現金及現金等價物淨增加(減少)情況				
現金的期末餘額	**7,122,133,405**	6,532,059,913	**6,774,589,821**	6,043,266,234
減：現金的期初餘額	**5,910,475,432**	7,242,421,596	**5,599,896,104**	6,297,641,649
現金及現金等價物淨增加(減少)額	**1,211,657,973**	(710,361,683)	**1,174,693,717**	(254,375,415)

53. 收到的其他與經營活動有關的現金

合併數

	本期累計數 **人民幣元**	上期累計數 人民幣元
其他業務收入	**25,144,010**	70,750,220
營業外收入	**301,313**	3,686,030
利息收入	**48,557,046**	39,993,401
收回墊付款所收到的現金	**–**	27,750,061
合計	**74,002,369**	142,179,712

54. 支付的其他與經營活動有關的現金

合併數

	本期累計數 **人民幣元**	上期累計數 人民幣元
營業費用及管理費用中的支付額	**851,208,552**	934,242,836
支付子公司本期開辦費	**90,888,944**	150,959,096
其他業務支出	**668,559**	53,568,690
其他	**683,559,594**	447,493,738
合計	**1,626,325,649**	1,586,264,360

55. 收到的其他與投資活動有關的現金

合併數

	本期累計數 **人民幣元**	上期累計數 人民幣元
收回銀行保證金	**56,252,869**	–
合計	**56,252,869**	–

56. 分部報告

(1)業務分部	煤炭業務		鐵路運輸業務		分部間相互抵減		未分配項目		合計	
	本期	上期	本期	上期	本期	上期	本期	上期	本期	上期
	人民幣元	人民幣元	人民幣元	人民幣元	人民幣元	人民幣元	人民幣元	人民幣元	人民幣元	人民幣元
營業收入										
對外交易收入	7,683,829,023	6,957,602,959	94,381,231	74,100,899	-	-	-	-	7,778,210,254	7,031,703,858
分部間交易收入	-	-	62,351,251	110,554,075	(62,351,251)	(110,554,075)	-	-	-	-
營業收入合計	7,683,829,023	6,957,602,959	156,732,482	184,654,974	(62,351,251)	(110,554,075)	-	-	7,778,210,254	7,031,703,858
營業費用										
－銷售成本										
－對外銷售成本	4,159,871,285	3,403,249,765	89,976,013	41,491,630	-	-	-	-	4,249,847,298	3,444,741,395
－分部間銷售成本	-	-	49,930,694	75,499,682	(49,930,694)	(75,499,682)	-	-	-	-
－期間費用	1,377,128,606	1,358,069,485	78,460,493	52,015,664	(12,420,557)	(35,054,393)	171,517,972	169,979,856	1,614,686,514	1,545,010,612
	5,536,999,891	4,761,319,250	218,367,200	169,006,976	(62,351,251)	(110,554,075)	171,517,972	169,979,856	5,864,533,812	4,989,752,007
營業利潤	2,146,829,132	2,196,283,709	(61,634,718)	15,647,998	-	-	(171,517,972)	(169,979,856)	1,913,676,442	2,041,951,851
資產總額	15,212,084,027	14,742,002,743	826,550,791	933,986,515	-	-	6,990,091,415	6,958,984,714	23,028,726,233	22,634,973,972
負債總額	4,398,039,071	3,786,555,051	17,508,313	20,367,522	-	-	620,775,080	1,005,909,001	5,036,322,464	4,812,831,574

補充信息	煤炭業務		鐵路運輸業務		其他		合計	
	本期	上期	本期	上期	本期	上期	本期	上期
	人民幣元	人民幣元	人民幣元	人民幣元	人民幣元	人民幣元	人民幣元	人民幣元
折舊和攤銷費用	526,006,020	469,712,599	41,880,719	41,691,675	9,028,870	5,995,668	576,915,609	517,399,942
資產減值損失	-	-	-	-	-	-	-	-
資本性支出	822,976,887	873,526,903	2,795,782	238,000	18,669,066	21,584,805	844,441,735	895,349,708
其中：在建工程支出	771,687,586	836,227,112	765,628	238000	18,669,006	21,247,209	791,122,280	857,712,321
購置固定資產支出	46,598,833	37,299,791	-	-	-	337,596	46,598,833	37,637,387
購置無形資產支出	4,690,468	-	2,030,154	-	-	-	6,720,622	-

(2)地區分部	中國		澳大利亞		分部間相互抵消		合計	
	本期	上期	本期	上期	本期	上期	本期	上期
	人民幣元	人民幣元	人民幣元	人民幣元	人民幣元	人民幣元	人民幣元	人民幣元
營業收入								
對外交易收入	7,287,047,107	6,917,294,412	491,163,147	114,409,446	-	-	7,778,210,254	7,031,703,858
分部間交易收入	-	-	-	-	-	-	-	-
營業收入合計	7,287,047,107	6,917,294,412	491,163,147	114,409,446	-	-	7,778,210,254	7,031,703,858
分部資產總額	21,479,211,572	21,219,522,130	1,549,514,661	1,415,451,842	-	-	23,028,726,233	22,634,973,972

57. 關聯方關係及其交易

(一) 存在控制關係的關聯方

關聯方名稱	註冊地點	主營業務	與公司關係	經濟性質	法定代表人
兗礦集團	山東鄒城	工業加工	控股股東	國有獨資	耿加懷
中兗貿易	山東青島	國際貿易	子公司	有限責任公司	邵化振
兗煤航運	山東濟寧	河道運輸	子公司	有限責任公司	王新坤
榆林能化	陜西榆林	工程項目籌建	子公司	有限責任公司	王信
荷澤能化	山東菏澤	工程項目籌建	子公司	有限責任公司	王信
兗煤澳洲	澳大利亞	投資控股	子公司	有限責任公司	–
澳思達	澳大利亞	煤炭開採	子公司之子公司	有限責任公司	–
山西能化	山西晉中	熱電投資	子公司	有限責任公司	王希鎖
和順天池	山西晉中	煤炭採選	子公司之子公司	有限責任公司	王希鎖
天浩化工	山西孝義	甲醇化工	子公司之子公司	有限責任公司	王希鎖

57. 關聯方關係及其交易 － 續

(二) 存在控制關係的關聯方的註冊資本或實收資本及其變化

關聯方名稱	期初數 人民幣元	本期增加數 人民幣元	期末數 人民幣元
兗礦集團	3,353,387,627	–	3,353,387,627
中兗貿易	2,100,000	–	2,100,000
兗煤航運	5,500,000	–	5,500,000
榆林能化	800,000,000	–	800,000,000
兗煤澳洲	403,281,954	–	403,281,954
澳思達	403,281,954	–	403,281,954
荷澤能化	600,000,000	900,000,000	1,500,000,000
山西能化	600,000,000	–	600,000,000
和順天池	90,000,000	–	90,000,000
天浩化工	150,000,000	–	150,000,000

(三) 存在控制關係的關聯方所持股份、權益及其變化

關聯方名稱	期初數		本期增加數		本期減少數		期末數	
	人民幣元	%	人民幣元	%	人民幣元	%	人民幣元	%
兗礦集團	2,600,000,000	52.86	–	–	–	–	2,600,000,000	52.86
中兗貿易	1,100,000	52.38	–	–	–	–	1,100,000	52.38
兗煤航運	5,060,000	92.00	–	–	–	–	5,060,000	92.00
榆林能化	776,000,000	97.00	–	–	–	–	776,000,000	97.00
兗煤澳洲	4,032,819,954	100.00	–	–	–	–	403,281,954	100.00
澳思達	4,032,819,954	100.00	–	–	–	–	403,281,954	100.00
荷澤能化	574,000,000	95.67	876,000,000	1.00	–	–	1,450,000,000	96.67
山西能化	588,000,000	98.00	12,000,000	2.00	–	–	600,000,000	100.00
和順天池	73,179,000	81.31	–	–	–	–	73,179,000	81.31
天浩化工	149,775,000	99.85	–	–	–	–	149,775,000	99.85

57. 關聯方關係及其交易 – 續

(四) 公司與上述關聯公司在本年發生了如下重大關聯交易：

(a) 購買濟三礦

公司於2001年1月1日履行與兗礦集團簽訂的《濟三礦項目收購協議》，向兗礦集團購買了濟三礦，總價款為收購價人民幣245,090萬元和採礦權價款人民幣13,248萬元，共計人民幣258,338萬元。

截止2006年12月31日，公司已為上述收購支付兗礦集團共計人民幣253,039萬元，包括收購價款人民幣245,090萬元和採礦權價款人民幣7,949萬元。

採礦權款按協議需從2001年起分十年於每年12月31日前無息等額支付。公司應於2007年12月31日前支付第七期採礦權款人民幣1,324.8萬元。

以上交易的價格根據評估價格決定。

(b) 銷售、提供服務及採購

	本期累計數 人民幣千元	上期累計數 人民幣千元
銷售及提供服務：		
煤炭銷售		
– 兗礦集團及其控制的公司	**478,902**	448,703
材料及備件銷售		
– 兗礦集團及其控制的公司	**190,588**	232,521
	669,490	681,224
採購 – 兗礦集團及其控制的公司	**256,123**	214,235

以上交易的價格根據市場價或雙方協議價確定。

57. 關聯方關係及其交易 － 續

(四) 公司與上述關聯公司在本年發生了如下重大關聯交易：－ 續

(c) 工程施工

	本期累計數 人民幣千元	上期累計數 人民幣千元
兗礦集團為公司及其子公司提供的工程服務：		
菏澤能化礦井建設	**14,353**	37,918
榆林能化礦井建設	**12,409**	19,288
其他	**－**	23,436
	26,762	80,642

以上交易的價格根據市場價或雙方協議價格確定。

(d) 債權債務往來情況

科　目	關聯方名稱	期末數 人民幣元	年初數 人民幣元
應收票據	兗礦集團及其控制的公司	**115,293,109**	57,195,006
應收賬款	兗礦集團及其控制的公司	**10,286,542**	9,655,076
其他應收款(註)	兗礦集團及其控制的公司	**132,441,815**	39,919,268
預付賬款	兗礦集團及其控制的公司	**1,740,135**	1,570,374
		259,761,601	108,339,724
應付賬款	兗礦集團及其控制的公司	**36,988,800**	76,620,248
預收賬款	兗礦集團及其控制的公司	**44,275,619**	58,022,475
其他應付款(註)	兗礦集團及其控制的公司	**580,130,252**	955,249,117
一年內到期的長期應付款 (參見附註36及57(四)a)	兗礦集團及其控制的公司	**13,247,800**	13,247,800
長期應付款 (參見附註36及57(四)a)	兗礦集團及其控制的公司	**39,743,960**	39,743,960
		714,386,431	1,142,883,600

註： 公司對兗礦集團及其控制的公司的其他應收款不附利息，且應於要求時還款；公司對兗礦集團及其控制的公司的其他應付款不附利息，且應於要求時還款。

57. 關聯方關係及其交易 — 續

(四) 公司與上述關聯公司在本年發生了如下重大關聯交易： — 續

(e) 其他事項

1) 根據公司與兗礦集團簽訂的協議，由兗礦集團統一管理公司的退休統籌基金及醫療福利金，退休統籌基金匯總後按實際應繳金額統一上交給退休統籌基金單位。為此公司在2007年1月1日至6月30日止期間及2006年1月1日至6月30日止期間財務報表中已列支的上述款項分別為人民幣497,781千元和人民幣400,593千元。

2) 根據公司與兗礦集團簽訂的協議，由兗礦集團下屬各部門、單位向公司提供以下服務並收取相應的費用，詳細情況如下：

	本期累計數 人民幣千元	上年同期累計數 人民幣千元
供電	**186,892**	156,463
維修及保養	**98,258**	81,847
技術支持及培訓費	**10,000**	10,000
採礦權費用(註)	**6,490**	6,490
公用設施費	**3,644**	6,131
公路運輸費	**32,375**	32,915
供氣供暖費	**13,000**	13,000
房產管理費	**43,100**	43,100
子女就讀費	**20,400**	20,400
其他	**26,850**	26,850
小計	**441,009**	397,196

註： 根據公司與兗礦集團簽訂的採礦權協議，公司自1998年2月起前十年每年向兗礦集團支付人民幣12,980千元的採礦權費用，用於補償兗礦集團放棄下屬五個礦的採礦權；十年後該項費用的具體金額將重新釐定。該項費用將支付至五個煤礦中最後一個煤礦的採礦權之年限止。

57. 關聯方關係及其交易 — 續

(四) 公司與上述關聯公司在本年發生了如下重大關聯交易： — 續

(e) 其他事項 — 續

3) 2007年1月1日至2007年6月30日止期間及2006年1月1日至2006年6月30日止期間支付給關鍵管理人員的報酬(包括採用貨幣、實物形式和其他形式的工資、福利、獎金等)總額分別為人民幣2,070,618元和人民幣2,245,065元。

4) 2007年1月1日至2007年6月30日止期間及2006年1月1日至2006年6月30日止期間公司與兗礦集團為向同一獨立第三方或同一政府部門採購同類商品、服務、繳納費用和保險，相互之間存在代收代付款項的情況。上述代收代付款項主要在其他應付款中核算。

58. 集中信用風險

本公司將現金及現金等價物存放於中國的銀行，公司董事認為此信用風險非常小。

本公司對長期客戶一般按各個客戶的情況給予1到4個月的信用期。至於其他中小型新客戶，本公司要求客戶於發貨前付款。

本公司內銷的主要對象為發電廠，冶金公司，建築材料生產商及鐵路公司。本公司已基本與該等公司建立長期的穩定的業務關係，本公司亦有出售煤炭於省級及市級燃料貿易公司。

由於本公司目前並無直接出口權，故其所有出口銷售均通過煤炭進出口公司或五礦貿易公司進行。本公司出口煤炭的品質價格與最終客戶均由公司與進出口公司，山西煤炭公司或五礦貿易公司共同確定。

於截至2007年6月30日，2006年6月30日止兩個期間，本公司五大客戶的銷售收入分別佔合併營業收入總額的23%，20%。於截至2007年6月30日，2006年6月30日止兩個期間，本公司最大客戶銷售收入分別佔合併營業收入總額的10%，8%。於截至2007年6月30日，2006年6月30日止兩個期間，華電國際電力股份有限公司為本公司最大的客戶。

58. 集中信用風險 － 續

期末及期初應收賬款餘額最大的五位客戶的詳情列示如下：

	佔應收賬款百分比 期末	期初
五大客戶應收賬款餘額	**45%**	72%

於2007年6月30日，由於對方無法履行拖欠貨款的償還義務而導致了公司的信用風險。為了使公司的信用風險最小化，管理當局採取了措施以回收逾期的應收款項。除此以外，公司在報表日定期審核其他應收貨款的可回收金額，確保對無法回收金額計提足額減值準備。由此，公司認為公司的信用風險得到了顯著的減少。

59. 資本承諾

	期末數 人民幣千元	期初數 人民幣千元
已簽約但尚未於財務報表中確認的		
一購建長期資產承諾	**1,067,544**	1,221,884

60. 其他重要事項

根據兗礦集團與本公司簽署的有關收購菏澤能化股權的補充協議，兗礦集團不可撤銷地承諾一旦獲得趙樓礦井和萬福礦井的採礦權，本公司有權在兗礦集團取得各礦井採礦權當日起12個月內向兗礦集團收購該等採礦權。此外，於2006年6月30日之前如因為(1)菏澤能化未能獲得有關趙樓礦井及其選煤廠項目的土地使用權；(2)兗礦集團未能獲得趙樓礦井的採礦權；(3)任何其他因素導致兗礦集團收購趙樓礦井採礦權的交易無法完成，公司有權向兗礦集團退還菏澤能化的95.67%股權。兗礦集團須向公司退還收購價款及在此期間公司向菏澤能化淨投入的資金(如有)，以及按年利率10%計算的資金佔用利息。截至2007年3月5日止，兗礦集團已經獲得菏澤選煤廠土地使用權的國家批文，但截止2007年6月30日止尚有部分手續尚未完成，趙樓礦井的採礦權也已經於2006年6月28日獲得。土地使用權和採礦權的最終轉讓手續將在2007年內完成。

61. 比較數字

財務報表中2007年6月30日的比較數字已根據附註6所述進行了適當的調整。此外，部分比較數據已按2007年6月的列報方式進行了重分類。

62. 財務報表之批准

本公司的公司及合併財務報表於2007年8月17日已經本公司董事會批准。

補充資料

2007年1月1日至6月30日止期間

1、按國際財務報告準則編製的財務報表與按中國會計準則編製的財務報表的差異

本財務報表按中國會計準則編製，不同於按國際財務報告準則編製的財務報表。

於2007年6月30日，按中國會計準則編製的財務報表本年淨利潤為人民幣1,108,918千元、淨資產為人民幣17,917,222千元，其與按國際財務報告準則編製的財務報表列報的本年淨利潤和淨資產的主要差異如下：

	本期淨利潤 人民幣千元	淨資產 人民幣千元
按中國會計準則編製的財務報表列報的金額	1,108,918	17,917,222
按國際財務報告準則調整：		
一沖回計提的維簡費	101,742	98,813
一沖回安全生產費用	74,903	727,726
一沖回改革專項發展基金	82,344	529,716
一遞延所得税	41,677	(173,623)
一負商譽轉入利潤	–	138,101
一設定利息	(1,250)	(117,641)
一轉回並購同一控制下企業形成的股權投資差額	–	339,753
一沖回商譽攤銷	–	31,013
一將開辦費計入當期損益	93,490	–
一其他	536	(8,464)
按國際財務報告準則編製的財務報表列報的金額	1,502,360	19,482,616

2、全面攤薄和加權平均計算的淨資產收益率及每股收益

	淨資產收益率		每股收益(元)	
報告期利潤	全面攤薄	加權平均	全面攤薄	加權平均
營業利潤	10.68%	10.49%	0.39	0.39
淨利潤	6.19%	6.08%	0.23	0.23
扣除非經常損益後的淨利潤	6.34%	6.23%	0.23	0.23

簡要合併損益表

截至2007年6月30日止期間

	附註	截至6月30日止期間 2007年 人民幣千元 (未經審計)	2006年 人民幣千元 (未經審計)
煤炭銷售總額	5	**6,928,217**	6,337,679
鐵路運輸服務收入		**91,296**	71,754
收入總額		**7,019,513**	6,409,433
煤炭運輸成本	5	**(323,561)**	(486,081)
銷售及鐵路運輸服務成本	6	**(3,389,616)**	(2,646,924)
毛利		**3,306,336**	3,276,428
銷售、一般及行政費用		**(1,156,437)**	(1,202,070)
其它收益	7	**105,139**	86,334
利息費用	8	**(14,851)**	(7,780)
除所得税前收益	9	**2,240,187**	2,152,912
所得税	10	**(737,757)**	(719,407)
本期淨利潤		**1,502,430**	1,433,505
分配至:			
公司股權持有人		**1,502,360**	1,433,612
少數股東權益		**70**	(107)
		1,502,430	1,433,505
股息	11	**983,680**	1,082,048
每股收益	12	**人民幣0.31元**	人民幣0.29元
每股美國存託股份收益	12	**人民幣15.27元**	人民幣14.57元

簡要合併資產負債表

截至2007年6月30日止

	附註	2007年 6月30日 人民幣千元 (未經審計)	2006年 12月31日 人民幣千元 (已審計)
資產			
流動資產			
銀行結存及現金		**5,531,096**	4,715,945
定期存款		**1,591,038**	1,194,531
限定用途的現金	13	**10,296**	68,562
應收票據及應收賬款	14	**1,088,170**	2,211,909
存貨		**690,505**	579,561
其它應收貸款	15	**640,000**	640,000
預付款項及其它流動資產		**288,585**	231,505
預付土地租賃款		**13,845**	13,746
預付資源補償費	16	**3,240**	3,240
預付土地塌陷、復原、重整及環保費用	17	**213,099**	212,912
流動資產合計		**10,069,874**	9,871,911
採礦權	18	**307,020**	307,909
預付土地租賃款		**577,032**	578,988
預付資源補償費	16	**20,207**	21,827
物業、機器及設備	19	**12,193,477**	12,139,939
商譽		**298,650**	295,584
證券投資	20	**145,353**	96,142
限定用途的現金	13	**51,037**	49,023
投資按金		**97,426**	97,426
總資產		**23,760,076**	23,458,749

簡要合併資產負債表 － 續

截至2007年6月30日止

	附註	2007年 6月30日 人民幣千元 (未經審計)	2006年 12月31日 人民幣千元 (已審計)
負債及權益			
流動負債			
應付票據及應付賬款	21	**546,750**	745,685
其它應付款項及預提費用		**2,491,885**	1,899,684
應付母公司及其附屬公司款項		**430,664**	982,347
無抵押之銀行貸款－一年內到期	24	**61,000**	50,000
應交税金		**79,268**	150,332
流動負債合計		**3,609,567**	3,828,048
應付母公司及其附屬公司款項－一年後到期	24	**19,046**	23,138
無抵押之銀行貸款－一年後到期		**319,000**	330,000
遞延税項負債	22	**255,716**	283,823
負債合計		**4,203,329**	4,465,009
股本及儲備			
股本	23	**4,918,400**	4,918,400
儲備		**14,564,216**	14,013,379
分配至公司股權持有人的權益		**19,482,616**	18,931,779
少數股東權益		**74,131**	61,961
權益合計		**19,556,747**	18,993,740
負債及權益合計		**23,760,076**	23,458,749

簡要合併股東權益變動表

截至2007年6月30日止期間

	股本 人民幣千元	股本溢價 人民幣千元	未來發展基金 人民幣千元 (註23)	法定公積金 人民幣千元 (註23)	法定公益金 人民幣千元 (註23)	外幣折算儲備 人民幣千元	投資重估儲備 人民幣千元	未分配利潤 人民幣千元	歸屬於公司股東 人民幣千元	少數股東權益 人民幣千元	合計 人民幣千元
2006年1月1日餘額	4,918,400	2,981,002	1,827,667	1,019,141	509,649	(15,016)	–	6,377,734	17,618,577	28,731	17,647,308
確認於權益中的外幣折算差額(未經審計)	–	–	–	–	–	1,237	–	–	1,237	–	1,237
本期利潤(未經審計)	–	–	–	–	–	–	–	1,433,612	1,433,612	(107)	1,433,505
本期確認之收入及支出(未經審計)	–	–	–	–	–	1,237	–	1,433,612	1,434,849	(107)	1,434,742
儲備分配(未經審計)	–	–	195,184	–	–	–	–	(195,184)	–	–	–
轉入(未經審計)	–	–	–	509,649	(509,649)	–	–	–	–	–	–
股息(未經審計)	–	–	–	–	–	–	–	(1,082,048)	(1,082,048)	(271)	(1,082,319)
2006年6月30日餘額(未經審計)	4,918,400	2,981,002	2,022,851	1,528,790	–	(13,779)	–	6,534,114	17,971,378	28,353	17,999,731
2006年7月1日餘額(未經審計)	4,918,400	2,981,002	2,022,851	1,528,790	–	(13,779)	–	6,534,114	17,971,378	28,353	17,999,731
可供出售證券投資公允價值變動產生之收益(未經審計)	–	–	–	–	–	–	33,961	–	33,961	–	33,961
可供出售證券投資公允價值變動產生之遞延稅款	–	–	–	–	–	–	(11,207)	–	(11,207)	–	(11,207)
外幣折算差額(未經審計)	–	–	–	–	–	(1,726)	–	–	(1,726)	–	(1,726)
確認於權益中的淨收入(未經審計)	–	–	–	–	–	(1,726)	22,754	–	21,028	–	21,028
本期利潤(未經審計)	–	–	–	–	–	–	–	939,373	939,373	(910)	938,463
本期確認之收入及支出(未經審計)	–	–	–	–	–	(1,726)	22,754	939,373	960,401	(910)	959,491
儲備分配(未經審計)	–	–	195,723	175,821	–	–	–	(371,544)	–	–	–
股息(未經審計)	–	–	–	–	–	–	–	–	–	–	–
收購子公司(未經審計)	–	–	–	–	–	–	–	–	–	34,518	34,518
2006年12月31日餘額	4,918,400	2,981,002	2,218,574	1,704,611	–	(15,505)	22,754	7,101,943	18,931,779	61,961	18,993,740
2007年1月1日餘額	4,918,400	2,981,002	2,218,574	1,704,611	–	(15,505)	22,754	7,101,943	18,931,779	61,961	18,993,740
可供出售證券投資公允價值變動產生之收益(未經審計)	–	–	–	–	–	–	49,211	–	49,211	–	49,211
可供出售證券投資公允價值變動產生之遞延稅款項(未經審計)	–	–	–	–	–	–	(16,240)	–	(16,240)	–	(16,240)
外幣折算差額(未經審計)	–	–	–	–	–	(814)	–	–	(814)	–	(814)
確認於權益中的淨收入(未經審計)	–	–	–	–	–	(814)	32,971	–	32,157	–	32,157
本期利潤(未經審計)	–	–	–	–	–	–	–	1,502,360	1,502,360	70	1,502,430
本期確認之收入及支出(未經審計)	–	–	–	–	–	(814)	32,971	1,502,360	1,534,517	70	1,534,587
儲備分配(未經審計)	–	–	184,086	–	–	–	–	(184,086)	–	–	–
股息(未經審計)	–	–	–	–	–	–	–	(983,680)	(983,680)	–	(983,680)
收購子公司(未經審計)	–	–	–	–	–	–	–	–	–	(11,900)	(11,900)
子公司少數股東股本轉入(未經審計)	–	–	–	–	–	–	–	–	–	24,000	24,000
2007年6月30日餘額	4,918,400	2,981,002	2,402,660	1,704,611	–	(16,319)	55,725	7,436,537	19,482,616	74,131	19,556,747

簡要合併現金流量表
截至2007年6月30日止期間

	截至6月30日止期間	
	2007年	2006年
	人民幣千元	人民幣千元
	(未經審計)	(未經審計)
經營業務取得的現金淨額	**2,035,035**	383,018
投資業務使用的現金淨額		
購買物業、機器、設備及採擴權	**(876,028)**	(1,085,260)
押金的減少	**(396,507)**	(1,831,829)
增持山西集團股權	**(14,966)**	—
限定用途的現金的減少(增加)	**58,646**	(21,297)
出售物業機器及設備	**5,389**	4,381
	(1,223,466)	(2,934,005)
融資業務取得(使用)的現金淨額		
吸收少數股東投資	**24,000**	—
發放股利予附屬公司的少數股東	**–**	(271)
	24,000	(271)
現金及現金等價物項目淨增加(減少)	**830,569**	(2,551,258)
現金及現金等價物，期初	**4,715,945**	5,885,581
匯率變動影響	**(15,418)**	856
現金及現金等價物，期末，即現金及銀行結存	**5,531,096**	3,335,179

簡要財務報表附註
截至二零零七年六月三十日止期間

1. 概況

機構及主要活動
本集團包括兗州煤業股份有限公司(「公司」)及已合併之子公司。

公司是在中華人民共和國(「中國」)註冊成立的有限責任之股份公司，經營六個煤礦，分別為興隆莊煤礦、鮑店煤礦、南屯煤礦、東灘煤礦、濟寧二號煤礦(「濟二礦」)，濟寧三號煤礦(「濟三礦」)，同時公司亦擁有可將六個煤礦與國家鐵路相聯繫的地區鐵路網。公司成立以前，六個煤礦及鐵路運輸處(「鐵運處」)原是公司的最終控股公司中國國有企業兗礦集團有限公司(「母公司」)屬下之分公司。在公司成立時，母公司將興隆莊煤礦、鮑店煤礦、南屯煤礦和東灘煤礦的資產和負債注入公司。

公司分別於1998年，2001年及2002年從母公司收購濟二礦、濟三礦及鐵運處。

公司於2001年4月變更為中外合資股份有限公司。

公司的A股在上海證卷交易所(「上交所」)上市，H股在香港聯合交易所(「聯交所」)上市，美國存託股票(1股美國存託股票相當於50股H股)在紐約證券交易所上市。

公司持有青島保稅區中兗貿易有限公司(「中兗」)52.38%的股權。中兗是在中國境內成立並經營的有限責任公司，主要從事採挖機器的貿易及加工。

公司持有山東兗煤航運有限公司(前稱鄒城南煤輪船航運有限責任公司)(「兗煤航運」)92%的股權。兗煤航運是在中國境內成立並經營的有限責任公司，主要從事內河和內湖運輸以及煤炭和建築材料銷售業務。

於2004年，公司建立兗州煤業榆林能化有限公司(「榆林」)，並持有97%的股權。榆林主要在山西省發展甲醇提煉工程。

2004年公司從獨立第三方以合共為澳元29,377,000(約相當於人民幣187,312,000元)的價格收購了位於澳大利亞新南威爾士州南田煤礦(「南煤」)的全部產權。公司為了擴展集團於南煤的未來業務發展，於2004年在澳大利亞成立了兩家全資子公司，分別為兗州煤業澳大利亞有限公司(「兗煤澳大利亞」)及澳思達煤礦有限公司(「澳思達」)。

1. 概況 － 續

機構及主要活動 － 續

2005年，公司以現金人民幣584,008,000元從母公司收購了兗礦菏澤能化有限公司(「菏澤」)95.67%的股權。菏澤的主營業務是為煤炭開採作前期準備工作，包括獲得煤礦開採和開發煤田的許可證，以及準備煤礦的建設，於2007年6月30日，菏澤已經開始建設趙樓煤礦。

2006年，公司以現金人民幣733,460,000元從母公司收購了兗礦山西能化有限公司(「山西能化」)及其附屬公司(以下合稱「山西集團」)98%的股權。山西集團的主營業務為投資熱力及電力、製造及銷售採煤機器及器械產品，原煤開採及煤炭技術綜合開發服務。

山西能化作為投資控股公司，持有山西和順天池能源有限責任公司(「山西天池」)81.31%的股權和山西天浩化工股份有限公司(「山西天浩」)約99.85%的股權。山西天池的主營業務為開採和銷售產自天池煤礦的原煤，天池煤礦是山西天池的主要資產。山西天池已經完成了天池煤礦的建設並於2006年年底開始正式投入生產。山西天浩的成立主要是為了甲醇及其他化工產品的生產，焦炭的生產，開採及銷售。山西天浩的甲醇工程於2006年3月開工建設，截至2006年12月31日，尚未投入生產。於2007年6月30日，山西集團對於集團本期的經營成果並無重大影響。

2007年，公司又以現金人民幣14,966,000元收購了山西能化剩餘的2%的股權，該收購增加了人民幣3,067,000元的商譽。

2. 編製基準

本簡要合併財務報表是按照國際會計準則第34號「中期財務報告」及聯交所證券上市條例附錄16內適用的披露要求編製。

3. 重要會計政策

本簡要合併財務報表除特定的金融工具適當地以公允價值計量外，均系按歷史成本原則編製。

本期採用的會計政策與集團截至2006年12月31日之年度財務報告一致。

本中期內集團首次適用國際會計準則委員會及其國際財務報告解釋委員會頒布的對集團自2007年1月1日開始的財政年度開始生效的新修訂的準則和解釋。

3. 重要會計政策－續

這些新修訂的準則和解釋的適用對集團本會計期間和以前會計期間的財務裝款沒有重大影響。相應的，沒有對以前期間進行調整。

集團沒有提前執行已經頒布但尚未生效的新準則和解釋。公司董事預計這些準則和解釋的適用對集團的經營成果和財務狀況沒有重大影響。

但是對於將於2009年1月1日後執行的「國際財務報告準則第8號－經營分部」，公司董事預計分部信息的披露會與當前執行的「國際會計準則第14號－分部報告」的披露不同。國際財務報告準則第8號要求經營分部的確定必需基於公司內部報告，此等內部報告被公司經營決策者定期復核並為其提供在各分部之間分配資源以及評估各分部的業績提供基礎。相比之下國際會計準則第14號要求採用風險報酬法確定兩種分部(業務和地區)，企業向關鍵管理人員進行內部財務報告的機制僅作為區分分部的出發點。此外，國際財務報告準則第8號要求分部項目的金額需向公司主要經營決策者報告並為其在各分部之間分配資源以及評估各分部的業績提供基礎。國際會計準則第14號要求分部信息的編制與披露需與合併財務報表的會計政策一致。因此，採用國際財務報告準則第8號後，集團報告分部的確定及有關分部資料和業績之量度將可能發生變化。

4. 分部資料

集團主要從事採礦業務及煤炭鐵路運輸業務。公司目前尚無直接出口權，所有出口銷售必須通過中國煤炭工業進出口總公司(「煤炭進出口公司」)或五礦貿易有限責任公司(「五礦貿易」)進行，並且出口銷售的最終客戶由本公司，煤炭進出口公司或五礦貿易決定。公司部分子公司在中國境內從事採礦機械的貿易和加工業務及內河和內湖運輸業務，鑒於此等業務的銷售總額、經營成果及資產對本集團並無重大影響，本財務報告未將此等業務的經營作為單獨的分部進行披露，而是已包括在採礦業務內。

4. 分部資料－續

業務分部

為了管理目的，集團目前分為兩個經營部門－採礦以及煤炭鐵路運輸。集團以這兩個部門為基礎報告其主要分部資料。

主要經營業務如下：

採礦業務	–	煤炭開採、洗選加工和銷售
煤炭鐵路運輸業務	–	提供鐵路運輸服務

關於這些業務的分部資料列示如下：

損益表

	截至2007年6月30日止期間			
	採礦業務 人民幣千元	煤炭鐵路運輸業務 人民幣千元	抵銷 人民幣千元	合併 人民幣千元
總收入				
對外銷售	6,928,217	91,296	-	7,019,513
分部間銷售	-	62,351	(62,351)	-
合計	6,928,217	153,647	(62,351)	7,019,513

分部間銷售是根據政府有關部門預先確定的單價計算的。

經營成果				
分部經營成果	2,453,855	(43,071)	-	2,410,784
未分攤總部費用				(204,372)
未分攤總部收入				48,626
利息費用				(14,851)
除所得稅前收益				2,240,187
所得稅				(737,757)
本期利潤				1,502,430

4. 分部資料 – 續

	截至2006年6月30日止期間			
	採礦業務	煤炭鐵路運輸業務	抵銷	合併
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
總收入				
對外銷售	6,337,679	71,754	–	6,409,433
分部間銷售	–	110,554	(110,554)	–
合計	6,337,679	182,308	(110,554)	6,409,433

分部間銷售是根據政府有關部門預先確定的單價計算的。

	採礦業務	煤炭鐵路運輸業務	抵銷	合併
經營成果				
分部經營成果	2,309,592	13,300	–	2,322,892
未分攤總部費用				(223,600)
未分攤總部收入				61,400
利息費用				(7,780)
除所得稅前收益				2,152,912
所得稅				(719,407)
本期利潤				1,433,505

5. 煤炭銷售及煤炭運輸成本

	截至6月30日止期間	
	2007年	2006年
	人民幣千元	人民幣千元
國內煤炭銷售總額	**5,860,240**	4,629,995
減：運輸成本	**132,271**	182,705
國內煤炭銷售淨額	**5,727,969**	4,447,290
出口煤炭銷售總額	**1,067,977**	1,707,684
減：運輸成本	**191,290**	303,376
出口煤炭銷售淨額	**876,687**	1,404,308
煤炭銷售淨額	**6,604,656**	5,851,598

煤炭銷售淨額為出售煤炭之發票值，並已扣除退貨、折扣、銷售稅金及運輸成本(如發票已包括運輸成本)。

6. 銷售及鐵路運輸服務成本

	截至6月30日止期間	
	2007年	2006年
	人民幣千元	人民幣千元
材料	**560,611**	587,966
工資和僱員福利	**1,141,120**	707,753
電力供應	**200,149**	163,435
折舊	**529,481**	469,837
土地塌陷、復原、重整及環保費用	**419,471**	209,264
維修及保養	**204,144**	157,698
採礦權費用及攤銷	**12,947**	9,920
其它運輸成本	**52,247**	50,729
其它	**269,446**	290,322
	3,389,616	2,646,924

7. 其它收益

	截至6月30日止期間	
	2007年	2006年
	人民幣千元	人民幣千元
銀行存款之利息收入	**48,626**	61,400
匯率變動產生之收益	**36,600**	–
其它	**19,913**	24,934
	105,139	86,334

8. 利息費用

	截至6月30日止期間	
	2007年	2006年
	人民幣千元	人民幣千元
須在5年內完全償還之銀行借款之利息支出	**13,601**	6,196
收購濟三之設定利息費用	**1,250**	1,584
	14,851	7,780

公司在有關期間內並無利息費用資本化。

9. 除所得税前收益

	截至6月30日止期間	
	2007年	2006年
	人民幣千元	人民幣千元
除所得税前收益已扣除下列支出(收入):		
物業、機器及設備之折舊	**615,511**	518,039
採礦權攤銷(包含於銷售及鐵路運輸服務成本)	**8,081**	3,312
折舊及攤銷總計	**623,592**	521,351
預付土地租賃款之攤銷	**6,826**	6,595
處置物業、機器及設備收益	**(1,655)**	(249)

10. 所得稅

	截至6月30日止期間	
	2007年	2006年
	人民幣千元	人民幣千元
所得稅：		
本期所得稅費用	**804,026**	709,295
以前年度(多計提)少計提所得稅費用	**(21,922)**	(24,233)
	782,104	685,062
遞延稅項(附註22)：		
本期遞延稅項	**24,256**	34,345
稅率變動產生之影響	**(68,603)**	–
	(44,347)	34,345
	737,757	719,407

集團適用33%的標準所得稅率，本期實際負擔的所得稅率為33%(截至2006年6月30日止六個月期間：33%)。主要的調整項目是分配到未來發展基金的金額可抵扣應納稅所得額，以及某些其它不得稅前列支的費用。

2007年3月16日，中華人民共和國通過中華人民共和國主席第63號令頒布中華人民共和國企業所得稅法，使公司及其位於中國境內的子公司自2008年1月1日起稅率從33%下降到25%。遞延稅款餘額已經作了適當的調整以反映資產實現或者負債償還的相應期間預計適用的稅率。

11. 股息

	截至6月30日止期間	
	2007年	2006年
	人民幣千元	人民幣千元
已批准之年終股息，即每股人民幣0.120元（2006：人民幣0.150元）	**590,208**	737,760
已批准之特別股息，即每股人民幣0.080元（2006：人民幣0.070元）	**393,472**	344,288
	983,680	1,082,048

根據2007年6月15日召開之周年股東大會，通過發放截至2006年12月31日止年度年終股息及特別股息。

12. 每股收益及每股美國存託股收益

截至2007年6月30日及2006年6月30日止兩個六個月期間分配至公司股權持有人的每股收益是根據該期間的利潤人民幣1,502,360,000元及人民幣1,433,612,000元與該期間紅利發放調整後的股份，即4,918,400,000股相應計算得出。

每股美國存託股之收益，是根據相關期間的收入淨額及每股美國存託股等於50股在香港上市的H股計算的。

13. 限定用途的現金

於資產負債表日流動部分是為獲得銀行向本集團提供的金融服務而存於銀行的保證金。長期部分為按澳大利亞政府要求存於銀行用於將來支付塌陷費的保證金，長期部分的年利率為5.31%。

14. 應收票據及應收賬款

	2007年 6月30日 人民幣千元	2006年 12月31日 人民幣千元
應收票據	**949,326**	2,004,425
應收賬款	**170,291**	238,931
應收票據及應收賬款總額	**1,119,617**	2,243,356
減：壞賬準備	**(31,447)**	(31,447)
應收票據及應收賬款，淨額	**1,088,170**	2,211,909

應收票據表示銷售完成後由客戶簽發並授權本集團向銀行或其它機構收取款項的無原件書面憑證。

本集團根據不同客戶的信用狀況，一般向客戶提供不超過180天的信用期。

如下為資產負債表日的應收票據和應收賬款賬齡分析：

	2007年 6月30日 人民幣千元	2006年 12月31日 人民幣千元
1－180天	**1,089,382**	2,216,935
181－365天	**4,872**	1,018
1－3年	**872**	869
3年以上	**24,491**	24,534
	1,119,617	2,243,356

15. 其它應收貸款

於資產負債表日，該款項為提供給獨立第三方的委托貸款，該項委托貸款按照年利率7.00%計息並且由另外的獨立第三方提供擔保。該貸款(拖欠貸款)以一家上交所上市公司之國有法人股(「抵押股權」)及另一家由擔保方持有的非上市公司股權作為抵押。拖欠貸款於2005年1月起列作拖欠處理，公司已經向山東省高級人民法院(「法院」)提出控訴要求凍結抵押股權並將抵押股權進行公開拍賣，以拍賣價款來償還拖欠貸款及相關利息於公司。2005年9月順利對上述抵押股權進行了公開的拍賣，截至審閱報告日，相關股權轉讓法律程序尚在進行中。

2006年12月，山東潤華集團有限公司對部分抵押股權提出主張。為了保護公司對抵押股權的優先權利以收回拖欠貸款，公司向山東省人民政府和國務院國有資產監督管理委員會尋求支持以對抗該主張。2007年1月，山東省人民政府和國務院國有資產監督管理委員會的相關部門致信給最高人民法院，要求最高人民法院支持公司對抵押股權的優先權利。

在考慮了法律顧問的意見後，董事認為，基於拍賣結果，山東省人民政府和國務院國有資產監督管理委員會的支持和抵押股權的公允價值，公司收回的金額將足夠抵償拖欠貸款的本金和利息。

16. 預付資源補償費

根據相關規定，山西集團須按原煤開採量每噸人民幣2.70元向和順市煤礦工業局繳納資源補償費。於2007年6月30日的餘額表是按照約870萬噸產量預付的資源補償費，流動資產部分表示基於預計產量將在下年度使用的金額。

17. 預付土地塌陷、復原、重整及環保費用

	截至2007年 6月30日止期間 人民幣千元
期初餘額	212,912
本期計提	(427,633)
轉入預付款項	427,820
期末餘額	213,099

計提土地塌陷、復原、重整及環保費用是由董事按最佳的估計而確定的，本期之付款主要包括有關於將來之採礦活動，因此該等款項於資產負債表日視為預付款。然而，鑒於現在的開採活動土地及地面的影響在將來能顯現出來，相關費用的估計將可能在以後期間予以調整。

18. 採礦權

	人民幣千元
成本	
2007年1月1日	353,098
外幣折算差額	2,743
增加	4,690
2007年6月30日	360,531
攤銷	
2007年1月1日	45,189
外幣折算差額	241
本期計提	8,081
2007年6月30日	53,511
淨值	
2007年6月30日	307,020
2006年12月31日	307,909

19. 物業、機器及設備

	澳大利亞之無使用期限土地 人民幣千元	房屋建築物 人民幣千元	碼頭建築物 人民幣千元	鐵路建築物 人民幣千元	礦井建築物 人民幣千元	機器設備 人民幣千元	運輸設備 人民幣千元	在建工程 人民幣千元	合計 人民幣千元
成本									
2007年1月1日	55,255	2,430,319	250,349	734,801	4,017,442	9,001,883	323,695	2,712,797	19,526,541
外幣折算差額	2,698	442	–	–	–	49,003	27	–	52,170
增加	–	2,113	–	–	–	43,137	1,347	587,738	634,335
轉入	–	15,089	–	–	–	79,471	2,660	(97,220)	–
清理	–	–	–	–	–	(6,712)	(1,519)	–	(8,231)
2007年6月30日	57,953	2,447,963	250,349	734,801	4,017,442	9,166,782	326,210	3,203,315	20,204,815
累計折舊									
2007年1月1日	–	1,110,807	18,206	269,679	1,683,367	4,111,539	193,004	–	7,386,602
外幣折算差額	–	68	–	–	–	2,090	15	–	2,173
本期計提	–	63,636	3,035	26,904	44,462	470,781	18,242	–	627,060
清理轉出	–	–	–	–	–	(4,136)	(361)	–	(4,497)
2007年6月30日	–	1,174,511	21,241	296,583	1,727,829	4,580,274	210,900	–	8,011,338
淨值									
2007年6月30日	57,953	1,273,452	229,108	438,218	2,289,613	4,586,508	115,310	3,203,315	12,193,477
2006年12月31日	55,255	1,319,512	232,143	465,122	2,334,075	4,890,344	130,691	2,712,797	12,139,939

20. 證券投資

該款項為可供出售的股權投資：

	2007年 6月30日 人民幣千元	2006年 12月31日 人民幣千元
於上交所上市的上海申能股份有限公司的股權投資		
－流通受限制的部分以成本扣除減值準備計量	**40,281**	40,281
－流通不受限制的部分以公允價值計量	**103,312**	54,101
非上市股權投資	**1,760**	1,760
	145,353	96,142

依據上海申能股份有限公司的股權分置計劃，公司持有的非流通法人股於2006年8月17日解除流通限制，可以在上交所進行交易。根據股權分置計劃，公司承諾將不會在自2006年8月17日起一年內出售超過2005年8月17日持有的三分之一的股權，而且也不會在自2006年8月17日起兩年內出售超過2005年8月17日持有的三分之二的股權。該投資在2006年12月31日和2007年6月30日作為上市證券列示，流通部分按照公允價值計量，該公允價值以活躍市場的報價決定。

非上市股權投資和對上海申能股份有限公司非流通部分的投資由於公允價值範圍難以預計，公司董事認為公允價值無法進行可靠的計量，在資產負債表日以成本扣除減值準備列示。

21. 應付票據及應付賬款

如下為應付票據及應付賬款在結算日的賬齡分析：

	2007年 6月30日 人民幣千元	2006年 12月31日 人民幣千元
1 － 180天	**388,803**	564,995
181 － 365天	**134,804**	139,974
1年以上	**23,143**	40,716
	546,750	745,685

22. 遞延稅項負債

	可供出售 證券投資 人民幣千元	加速 稅項折舊 人民幣千元	採礦權 人民幣千元	合計 人民幣千元
2006年1月1日	–	(146,279)	–	(146,279)
收購山西集團	–	(2,962)	(54,269)	(57,231)
於權益中確認	(11,207)	–	–	(11,207)
本年(增加)扣減	–	(69,272)	166	(69,106)
2006年12月31日及2007年1月1日	(11,207)	(218,513)	(54,103)	(283,823)
於權益中確認	(16,240)	–	–	(16,240)
本年(增加)扣減(註10)	–	(25,255)	999	(24,256)
稅率變動之影響	–	53,974	14,629	68,603
2007年6月30日	(27,447)	(189,794)	(38,475)	(255,716)

資產負債表日及截至期間內並無存在任何重大未計提的遞延稅項。

23. 股東權益

股本

資產負債表日的股本結構如下：

	內資股		外資股	
	國有法人股（母公司持有）	A股（附註1）	H股（含美國存託股代表H股）（附註1）	合計
股數				
2006年12月31日及2007年6月30日	2,600,000,000	360,000,000	1,958,400,000	4,918,400,000
註冊，發行和完全支付（人民幣千元）				
2006年12月31日及2007年6月30日	2,600,000	360,000	1,958,400	4,918,400

每股面值為人民幣1元。

本期間沒有發生股本變動。

儲備

根據相關規定，公司每年須按開採原煤量每噸人民幣6元計提未來專項發展基金，該基金只可用於採礦業務的未來發展，不能分配給股東。

根據山東省財政廳，山東省國有資產監督管理委員會及山東省煤炭工業局規定，公司自2004年7月1日起須另按每噸開採原煤量每噸人民幣5元計提改革專項發展基金以用於未來礦井設施的改善。

根據財政部的相關規定，公司自2006年1月1日起無須將其淨收益撥備至法定公益金，於2006年1月1日的餘額轉入法定公積金。

23. 股東權益 － 續

儲備 － 續

公司須從利潤中撥備10%作為法定公積金(當該公積金餘額達到公司註冊資本的50%時除外)，法定公積金可用作以下用途：

- 彌補以前年度虧損；或
- 轉增資本，該項舉措應由股東大會批准，同時法定公積金之餘額在此等轉增資本後不得低於註冊資本的25%。

根據公司章程，用於分配的利潤將按下列兩種準則計算選用孰低者：(i)中國會計準則，(ii)國際財務報告準則或公司股票上市之所在地的會計準則。

公司可以根據公司章程或股東大會決議提取一般盈餘公積。

公司在2007年6月30日之可分配利潤為人民幣6,710,642,000元(2006年12月31日：人民幣6,391,019,000元)，即在中國會計準則下計算之留存收益。

24. 關聯公司交易

應付母公司及其附屬公司的款項是無利息及無抵押的。

於2007年6月30日，應付母公司及其附屬公司的款項包括於2001年1月1日購買濟三礦採礦權之未支付購買價按銀行貸款之市場利率折現的現值。

購買採礦權的成本約為人民幣132,479,000元，並自2001年起分十年平均歸還，於每年末支付。

	2007年 6月30日 人民幣千元	2006年 12月31日 人民幣千元
應付母公司及其附屬公司款項		
一年之內	**430,664**	982,347
一年以上，但不超過兩年	**7,942**	8,181
二年以上，但不超過三年	**7,478**	7,704
三年以上，但不超過四年	**3,626**	7,253
應付款項總額	**449,710**	1,005,485
減：一年內到期款項	**(430,664)**	(982,347)
一年後到期款項	**19,046**	23,138

除了上述未支付購買價，應付母公司及其附屬公司的款項為無特定還款期但預計於一年內償還。

24. 關聯公司交易 — 續

在下列期間，本集團與母公司及在其附屬公司進行的重大交易如下：

	截至6月30日止期間	
	2007年	2006年
	人民幣千元	人民幣千元
收入		
煤炭銷售	**478,902**	448,702
配套材料銷售	**190,588**	232,521
支出		
公用設備及設施	**190,536**	162,594
採礦權費用	**6,490**	6,490
材料及設備採購	**256,123**	214,230
維修及保養服務	**98,258**	81,847
社會福利和後勤服務	**209,712**	198,406
技術支持及培訓	**10,000**	10,000
公路運輸服務	**32,375**	32,915
工程施工服務	**26,762**	80,642

截至2007年及2006年6月30日止兩個六個月期間，公司的社會福利和後勤服務開支(不包括醫療及托兒費用)分別為人民幣82,950,000元和人民幣31,875,000元，技術支持及培訓開支分別為人民幣10,000,000元和人民幣7,565,000元，這些支出按每年重新釐定之全年協議定額向母公司支付。

此外，公司亦參與母公司一項退休福利的計劃(附註26)。

與中國境內其他國有企業的結餘及交易

本集團目前經營的經濟環境是以中國政府直接或間接擁有或控制的企業(「國有企業」)為主導的，此外本集團的母公司是國有企業。除了上述披露的與母公司及其附屬企業以及其他關聯方的交易外，本集團還和別的國有企業發生交易，董事認為這些國有企業是非獨立的第三方，集團與它們的交易是值得關注的。

在確定定價政策和授權交易時，本集團不區分對方是國有企業還是非國有企業。

24. 關聯公司交易 – 續

與其它國有企業的重大交易如下：

	截至6月30日止期間	
	2007年	2006年
	人民幣千元	人民幣千元
銷售	**431,030**	681,224
採購	**309,291**	214,235

與其它國有企業的重大結餘如下：

	2007年	2006年
	6月30日	12月31日
	人民幣千元	人民幣千元
應收國有企業款項	**137,011**	345,914
應付國有企業款項	**124,747**	301,117

此外，集團還和作為國有企業的銀行和金融機構進行了包括存款，借款和其他銀行信貸方面的多種交易，鑒於這些銀行交易的性質，董事認為單獨披露是沒有必要的。

除了上述披露之外，董事認為其他與國有企業有關的交易對本集團而言是不重大的。

關鍵管理人員補償費

董事和關鍵管理人員的薪酬如下：

	截至6月30日止期間	
	2007年	2006年
	人民幣千元	人民幣千元
董事薪酬	**145**	179
工資，薪金和其他福利	**1,448**	828
退休福利計劃供款	**478**	373
	2,071	1,380

事和關鍵管理人員的工資是由薪酬委員會根據其個人的工作表現和市場走勢決定的。

25. 資本承擔

	2007年 6月30日 人民幣千元	2006年 12月31日 人民幣千元
購買物業、機器及設備已簽合同 但在財務報表未有載列之資本承諾	**1,067,544**	1,221,884
已批准但未簽合同用於發展新煤礦之資本承諾	**147,000**	600,000
	1,214,544	1,821,884

根據國家安全生產監督管理局法規，集團自2004年5月1日起須按開採原煤量每噸人民幣8元計提用於改善安全生產環境及設備安全性的費用(「安全生產費」)。於2007年6月30日，可用的安全生產費為人民幣170,758,000元(2006年12月31日：人民幣30,208,000元)。

26. 退休福利

公司之正式僱員可享有退休金、醫療及其它福利。公司參與母公司的一項退休福利計劃，按正式僱員每月基本薪金及工資以協議之供款率每月向母公司供款。母公司須向公司的退休僱員最初支付所有退休福利。

根據公司與母公司於2006年1月10日簽署的養老保險金及退休福利管理協議，每月供款率最初定為公司僱員每月基本薪金及工資總額之45%，該供款率自2006年1月1日至2008年12月31日有效。

公司的子公司參與國家管理的退休金計劃，按規定以正式職工工資固定的比例交納養老保險金。子公司的義務限於按該計劃支付職工的保險金份額。在本期間，子公司根據上述規定應交的養老保險金對本集團並無重大影響。

於資產負債表日，並無因僱員退出此計劃而產生可供未來年度減低應付供款的放棄供款。

27. 居所計劃

母公司須負責為其僱員及公司僱員提供宿舍。在2007年及2006年6月30日止兩個六個月期間內，公司及母公司以兩方協議之定額分擔有關宿舍的雜項支出，該等支出為人民幣43,100,000元，並已列為上文附註24所述社會福利及後勤服務支出的一部分。

目前公司每月為各正式僱員支付一項定額的居所基金供款，員工同時支付等額的供款。該等供款會交由母公司，連同出售宿舍所得款項及債款(如需要)，用以興建新宿舍。

補充資料

I. 按國際財務報告準則編制的簡要合併財務報表與按中國會計準則編制的財務報表之差異

集團根據適用於中國企業的相關會計準則和法規編製了簡要合併財務報表。集團在本期首次適用中華人民共和國財政部頒布的對於2007年1月1日起及以後會計期間生效的企業會計準則，該企業會計準則的實施導致了以前期間進行調整的財務報表列示和會計政策的變化。

按照國際財務報告準則和中國會計準則編製的簡要財務報表主要差異如下：

(i) 在中國會計準則下確認為除所得稅前收益的未來發展基金調整至股東權益；

(ii) 沖回在中國會計準則下列作支出但尚未用於改善安全生產環境和設施的安全生產費；

(iii) 在中國準則下使用計提的安全生產費購買的機器及設備補提折舊；

(iv) 在國際財務報告準則下，2005年1月1日前因收購濟三礦所產生的負商譽應按購置仍可折舊或攤銷的資產加權平均剩餘可使用年限在損益表中確認為收入。在中國會計準則下並無確認負商譽；

(v) 公司分期支付給母公司的收購濟三礦價款在國際財務報告準則下已按市場利率貼現後的現值列示，而在中國會計準則下分期應付款項以匯總金額列示。因此在國際財務報告準則下，分期應付款項產生了設定利息，在中國會計準則下並無此項利息支出；

(vi) 2007年1月1日之前會計期間，在中國準則下開辦費確認為公司的附屬公司的長期資產；而這類開辦費在國際準則下計入當期損益。2007年1月1日之後會計期間，在上述兩種準則下開辦費都須費用化。在新企業會計準則首次執行時，2007年1月1日開辦費的賬面餘額全部計入損益，準則差異的調整是將在中國準則下計入本期間損益表的2007年1月1日開辦費的賬面餘額轉回；

(vii) 確認從母公司收購產生的在中國會計準則下未予確認的商譽；及

I. 按國際財務報告準則編制的簡要合併財務報表與按中國會計準則編制的財務報表之差異 －續

(viii) 在國際財務報告準則下，對財務報表金額和稅收基礎的暫時性差異造成的稅務影響，應採用適用於未來年度的法定所得稅率來確認遞延稅項資產／負債。在中國會計準則下並無確認此項資產／負債。

國際財務報告準則與中國會計準則之財務報表差異匯總如下：

	分配至公司股權持有人之淨收益截至6月30日止期間		分配至公司股權持有人之淨資產	
	2007年	2006年	**2007年6月30日**	2006年12月31日
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
國際財務報告準則簡要財務報表金額	**1,502,360**	1,433,612	**19,482,616**	18,931,779
國際財務報告準則調整之影響：				
－在中國會計準則下在除所得稅前收益列支的未來發展基金	**(184,086)**	(195,184)	**(628,529)**	(447,372)
－沖回生產安全費	**(74,903)**	(104,079)	**(727,726)**	(652,823)
－減少負商譽轉入收入	**－**	－	**(138,101)**	(138,101)
－設定利息費用	**1,250**	1,587	**117,641**	116,391
－沖銷費用附屬公司開辦費	**(93,491)**	185,428	**－**	46,860
－沖回商譽	**－**	(559)	**(370,765)**	(324,134)
－中國準則下未確認的暫時性差異的遞延稅項影響	**(41,677)**	34,345	**173,623**	215,300
－其它	**(535)**	3,540	**8,463**	8,754
中國會計準則財務報表金額（2006年已重述）	**1,108,918**	1,358,690	**17,917,222**	17,756,654

附註： 簡要財務報表中還存在由於國際財務報告準則與中國會計準則之分類差異引起的其它科目的差異。

本簡要財務報表乃按國際財務報告準則編製(「國際準則報表」)，其與按美國會計準則在某些重大方面存在不同，這些重大差異主要與收購濟二礦、濟三礦和鐵運處，物業、機器及設備和土地使用權的估值增值，以及相應遞延稅項調整的會計處理有關。

II. 按國際財務報告準則編制的簡要合併財務報表與按美國會計準則編制的財務報表之差異

在國際準則報表中，收購濟二礦、濟三礦，鐵運處、菏澤和山西集團時應用購買法核算，即按照收購日的公允價值確認濟二礦、濟三礦、鐵運處、菏澤和山西集團的資產和負債，收購價款大於收購日淨資產公允價值的部分確認為商譽。在2005年1月1日前，商譽分10至20年進行攤銷，由2005年1月1日起，商譽至少每年進行減值測試。在於005年1月1日前淨資產的公允價值大於收購價款的部份確認為負商譽，在簡要合併資產負債表上列示為集團資產的減項，按購買的可折舊／攤銷的資產加權平均可使用年限在損益表中確認為收入，於2005年1月1日，負商譽賬面價值全部作為期初未分配利潤調整。

在美國會計準則下，由於集團、濟二礦、濟三礦、鐵運處、菏澤和山西集團均在母公司的同一控制之下，濟二礦、濟三礦、鐵運處、菏澤和山西集團的資產和負債在集團簡要合併資產負債表須以歷史成本列示，其歷史成本與支付收購價之間的差異作為對股東權益的調整。

在國際準則報表中，濟三礦和山西集團的採礦權已按購買價扣除攤銷列示，以直線法分別在20年和27年內平均攤銷，攤銷年限是根據已探明及推定的原煤儲量估計的可使用年限。在美國會計準則下，由於集團和濟三礦均在母公司的同一控制之下，採礦權成本調整為零，也不確認採礦權的攤銷，但是因採礦權資本化引起中國稅基的提高，在美國會計準則下由採礦權資本化而產生的遞延稅項資產須予以確認。

根據國際準則報表，即使集團與屬於受同一控制的企業交易仍按購買日之公允價值計算物業、機器及設備及土地使用權，以公允價值作為重組後的新基準，折舊亦已按新基準計提。但根據美國會計準則，同一控制下的企業在進行資產轉讓或股權交換時，淨資產或權益的受方需以轉讓方在交易日該資產及負債的賬面值入賬，物業、機器及設備及土地使用權須以歷史成本列示，由公允價值引申之折舊不予確認。但是在美國會計準則下，由於收購日的公允價值將作為稅基，將購買日之公允價值與歷史成本間的差異而產生的遞延稅項資產予以確認。

根據國際準則報表，收購兗煤航運是以收購法處理，即以其收購日的資產及負債的公允價值計量，收購價格高於淨資產公允價值的部分作為商譽，並在2005年1月1日前分10年攤銷，此後該商譽至少每年進行減值測試。在美國會計準則下，收購兗煤航運得出的商譽並不作攤銷，而是從其於收購日的商譽中進行至少每年的減值測試。

II. 按國際財務報告準則編制的簡要合併財務報表與按美國會計準則編制的財務報表之差異 — 續

商譽的減值測試每年進行一次，若有跡象顯示其減值，則減值測試將更頻繁地進行。本集團完成了兩步商譽減值測試，第一步為比較每個報告單元的公允價值及賬面價值(含商譽)，若每個報告單元的公允價值高於其賬面價值，則該等商譽不認定存在減值，且不再進行第二步測試。若某個報告單元的賬面價值高於其公允價值，則第二步為比較商譽的隱含公允價值與該報告單元商譽的賬面價值，商譽的隱含公允價值的計算方法與在業務合併中將在第一步中決定的資產和負債的評估公允價值分配到報告單元的方法類似。報告單元的公允價值超過分配至資產及負債的部分為商譽的隱含公允價值。該等分配方法僅為評估商譽的減值損失而並不會導致任何資產及負債的價值調整。商譽的賬面價值超過其隱含公允價值的部分確認為減值損失。

礦井建築物根據其設計的生產量和對應的採礦權期限按照單位產量來攤銷。

國際財務報告準則到美國會計準則調整對淨收益及股東權益的影響列示如下：

	截至6月30日止期間	
	2007年	2006年
	人民幣千元	人民幣千元
國際財務報告準則下分配至公司股權持有人之淨收益	**1,502,360**	1,433,612
美國會計準則調整：		
公允價值計量的物業、機器及設備和土地使用權之附加折舊／攤銷	**93,858**	93,925
因物業、機器及設備和土地使用權的基礎成本差異以及採礦權資本化導致稅基提高之遞延稅項	**(32,880)**	(32,088)
濟三礦採礦權攤銷	**3,312**	3,312
山西集團採礦權攤銷，扣除少數股東權益	**2,461**	—
由於稅率變動調整遞延稅項	**(73,553)**	—
美國會計準則下之淨收益	**1,495,558**	1,498,761
美國會計準則下之每股收益	**人民幣0.30元**	人民幣0.30元
美國會計準則下之美國存託股每股收益	**人民幣15.20元**	人民幣15.24元

II. 按國際財務報告準則編制的簡要合併財務報表與按美國會計準則編制的財務報表之差異 — 續

	2007年 6月30日 人民幣千元	2006年 12月31日 人民幣千元
國際財務報告準則下分配至公司股權持有人之權益	**19,482,616**	18,931,779
美國會計準則調整：		
物業、機器及設備和土地使用權之基礎成本差異	**(2,561,032)**	(2,561,032)
公允價值計量的物業、機器及設備和土地使用權之折舊／攤銷	**1,782,540**	1,688,682
因物業、機器及設備和土地使用權的基礎成本差異導致稅基提高之遞延稅項	**256,900**	287,876
收購濟二礦產生之商譽	**(10,106)**	(10,106)
濟三礦之採礦權	**(89,423)**	(92,735)
因濟三礦採礦權資本化導致稅基提高之遞延稅項	**29,510**	30,602
山西集團採礦權之基礎成本差異，扣除少數股東權益	**(128,179)**	(130,640)
因山西集團採礦權資本化導致稅基提高之遞延稅項，扣除少數股東權益	**42,299**	43,112
收購鐵運處產生之商譽	**(97,240)**	(97,240)
收購荷澤產生之商譽	**(35,645)**	(35,645)
攤銷收購兗煤航運產生之商譽	**1,116**	1,116
收購山西集團產生之商譽	**(142,547)**	(142,547)
由於稅率變動調整遞延稅項	**(73,553)**	—
美國會計準則下股東權益	**18,457,256**	17,913,222

註：簡要財務報表中還存在由於國際報告準則與美國會計準則之分類差異引起的其它科目的差異。

公司資料

註冊名稱：	兗州煤業股份有限公司
英文名稱：	Yanzhou Coal Mining Company Limited
公司地址：	中國山東省鄒城市鳧山南路298號
郵政編碼：	273500
公司網址：	http://www.yanzhoucoal.com.cn
公司電子信箱：	yzc@yanzhoucoal.com.cn
法定代表人：	王信
公司秘書：	張寶才
授權代表：	吳玉祥 張寶才 中國 山東省 鄒城市273500 鳧山南路298號 電話：86537-5382319 傳真：86537-5383311
上市地點：	A股： 上海證券交易所 股票代碼：600188 股票簡稱：兗州煤業 H股： 香港聯合交易所有限公司 股票代碼：1171 美國存託憑證： 紐約證券交易所 股票簡稱：YZC

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